Form 10-K, Exhibit 13
period 1995-12-31
COMPUTER TASK GROUP INC
filed 1996-03-27
CIK 23111

                                                                      EXHIBIT 13
                                                                      ----------



                       COMPUTER TASK GROUP, INCORPORATED
                       ---------------------------------




1995 Annual Report to Shareholders.

[CTG LOGO]

                                   1995
                                   Annual Report

A DESIGN FOR GROWTH
--------------------------------------------------------------------------------

In 1995 CTG reported the highest revenue, net income and head count in our history. We are thriving in a growing industry. Our growth follows a carefully designed plan. In 1996 we will direct our energies along a two-pronged strategy. First, we are focusing our attention and considerable talents on Key Clients, companies that view CTG as a strategic variable work force partner. Second, we are committed to attracting and retaining the best information technology professionals in the industry. We believe growth by design will maximize our value to our Key Clients and colleagues and will improve long-term profitability.

FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

                                 [FIGURE]

                                Net Income

                                   millions of dollars
                         1993            (27.7)
                         1994              4.8
                         1995              7.6*

* Excluding the effect of a non-recurring tax benefit of $3.2 million taken in the third quarter.

                                 [FIGURE]

                              Working Capital

                                   millions of dollars
                         1993             51.3
                         1994             38.8
                         1995             49.5


                                 [FIGURE]

                               Revenue from
                            Ongoing Operations

                                   millions of dollars
                         1993            267.8
                         1994            284.5
                         1995            339.4

[CTG LOGO]

CONTENTS
--------------------------------------------------------------------------------

Letter to Our Shareholders ................................................    2

A Sketch of the Marketplace ...............................................    4

CTG's Growth Strategy .....................................................    5

A Value Story .............................................................    9

Consolidated Financial Statements .........................................   11

Notes to Consolidated Financial Statements ................................   16

Report of Independent Auditors ............................................   25

Consolidated Summary - Ten-Year Selected Financial Information ............   26

Management's Discussion and Analysis ......................................   26

Additional Information ....................................................   30

Board of Directors & Officers .............................................   31

CTG Locations .............................................................   32

[PHOT0]
Gale S. Fitzgerald


Dear Fellow Shareholders,

As I close my first full year as Chairman and CEO, I am proud to have shared our record accomplishments with 5,000 CTG colleagues. Thanks to our dedicated professionals and valued clients, we ended 1995 with our fifth consecutive quarter of growth in revenues, net income and earnings per share. Net income and earnings per share for 1995 were $10,776,000 and $1.23, respectively. Excluding a non-recurring tax benefit taken in the third quarter, net income for the year was $7,576,000 or $0.87 per share. Our financial position is strong and stable. We further strengthened our balance sheet, and the stock market took notice as our stock reached its highest levels in nearly 10 years.

As we enter our 30th year, CTG is energized by the momentum of our 1995 successes. We are now one of the leading providers of variable work force solutions in information technology (IT). As a strategic partner to many of the Fortune 500, CTG has an unparalleled ability to identify, recruit and place qualified IT professionals. CTG's unique approach to filling clients' needs combines a formal "sourcing" process, artificial-intelligence based technology and dedicated recruiting staff with access to a nationwide pipeline of more than 160,000 qualified IT professionals. Our ability to match professional talent with client opportunities and develop IT professionals sets us apart from our competitors.

The IT professional services marketplace is growing at double-digit rates. CTG competes in some of the fastest growing market segments: help desk, software integration, consulting, client/server development and application management. Long-term growth in line with the market is eminently achievable as CTG continues to improve our value to our clients.

To increase market share we must maintain a high-quality, accessible professional talent base and capture business opportunities with the highest levels of profitability. We move into the future with our two-pronged strategy that is built on a framework of open communication, teamwork, process and methodology. First, we will focus on Key Clients. By capitalizing on our pragmatic methodologies, we will strengthen our relationships with companies who view the IT variable work force as critical to their corporate strategies. 1996 will be a year of Key Client opportunity, as we transfer lessons learned from organizing around national companies like IBM to other clients. Second, we will focus on attracting and retaining the best IT professionals. Our professionals are our greatest asset. It is therefore incumbent upon us to address their most pressing employment issues: training, career development, recognition, compensation and benefits. Our Employee Satisfaction Team is measuring the overall satisfaction of our 5,000+ colleagues, identifying areas for improvement, and creating corporate-wide initiatives to allow us to continuously improve as an employer. CTG's strong commitment to our colleagues differentiates us from our competitors and allows us to build a power base of the best and brightest IT experts.

Whether we deliver individual technical skills, or take full responsibility for IT projects or outsourcing engagements, CTG seeks to be the industry's highest quality service provider and highest quality IT employer. To achieve this, every action must take careful aim. We must establish crystal clear expectations with clients and colleagues and meet these expectations every time. Moreover, we must only commit to what we can deliver well and profitably.

In 1995 we positioned ourselves for growth. Our recent financial performance validates our approach: we are well on our way to giving our shareholders the best possible value for their investment. Directing our focus toward improved profitability, we expect to reach higher levels of client, employee and shareholder satisfaction.

Lasting growth follows a thoughtful design... but even the best design is worthless without the right people to make it work. CTG's professionals deliver real results because we are real people doing real work. We're accustomed to making strategies work for our clients... now we're doing it for ourselves.

We appreciate your continued support.

Sincerely,

/s/ Gale S. Fitzgerald

Gale S. Fitzgerald
Chairman & CEO

A SKETCH OF THE MARKETPLACE
--------------------------------------------------------------------------------

  Successful companies give their customers what they want, when they want it. And information systems are the means to that end in today's marketplace. Yet more and more companies are finding their systems inadequate to handle present-day business conditions, much less support future needs.

  With high-quality information systems, companies can be sure they have...

* Useful information when and where they need it

* Accurate and consistent information

* The ability to share information across the organization

* The ability to contain and reduce costs

  The information technologies that form these information systems change rapidly, and with every change comes the need to update information technology
(IT) skills. The costs associated with managing IT employees, in the face of this constant change, place ever-increasing demands on the bottom line. To stay competitive, many companies look to IT services firms to help them convert the fixed costs of the IT work force to variable costs. This trend is driving the growth of the IT services sector.

  According to Dataquest, a market research firm specializing in the IT industry, the demand for IT services will double over the next five years, particularly in the areas of help desk, consulting, software integration and application management. In 1995 Dataquest reported that the worldwide market for professional IT services was $107 billion, and is projected to grow over the next 5 years at a compounded annual growth rate (CAGR) of 16.5%. The U.S. and European market was estimated at $78 billion, with a CAGR of 14+%. CTG competes in most major segments of this marketplace and does business primarily in North America and Europe.

  Rapidly changing markets are fostering the evolution of the variable work force concept, and more companies are considering IT variable work force strategies. To succeed, an IT variable work force strategy demands serious planning. First, a company must determine how IT fits into


                                Industry Trends
                                ---------------
                          Worldwide IT Service Markets

                                    [FIGURE]


                    1994      1995      1996      1997      1998      1999
                             amounts in millions of US dollars
United States
Europe
Japan
Rest of World

Source: Dataquest Sept. '95
its overall strategy. Is it merely a convenient tool, or is it integral to survival? Industry leaders, especially the FORTUNE 500, see IT as integral, yet the logistics and cost of managing an ever-changing IT work force often distract them from their core business. Variable work force solutions in IT are the core competency of companies like CTG. A strategic partnership with CTG can help companies focus on their core business.

TECHNICAL TRENDS

  Matching our IT professionals' skills with our clients' needs is CTG's biggest challenge. Market demand for skills has changed dramatically over the past 30 years. Today, the strongest demand is for mainframe or legacy system skills such as COBOL, DB2 and CICS. Gaining fast is the demand for client/server skills, including relational databases and network specialties, and Internet skills. When it comes to the Internet, CTG is ahead of the pack. The Net and, particularly the Web, have been integral to our culture of knowledge exchange for years. We use the Net and its various services to connect our widely dispersed employee base, to recruit, to market, to deliver our services and to communicate with our colleagues and shareholders. Thousands of users from 21 countries have visited our web sites. Our dramatic employee growth is due, in great part, to our ability to recruit over the Web. Our own "Intranet" development has given us a large pool of Internet expertise that our clients increasingly draw upon. For some Key Clients, we are helping them assess the Net's business impact, build secure pathways and develop strategies and architectures for using this tool effectively. As the Internet evolves, we are closely monitoring its capabilities, looking for new and better ways to improve client satisfaction, employee development and shareholder satisfaction.

  Within the next 5 years we expect increases in client/server and Internet skill demand, however, we expect mainframe skill demands to remain high as companies continue to maximize their significant investments in legacy systems.

CTG'S GROWTH STRATEGY
--------------------------------------------------------------------------------

  CTG is a leading provider of variable work force solutions in IT. As a strategic partner, we provide IT services and solutions to the Fortune 500 and other companies where IT is critical to their corporate strategy.

  Our culture of knowledge exchange brings together the right people with the right tools, methodologies and quality-management processes... to deliver the services our clients need, when they need them. CTG's services are also customizable, to add the greatest strategic value to our clients' operations.

  Finding, retaining, managing and developing IT professionals are the means by which CTG competes. In fact, CTG's greatest asset is our people. We mobilize our core competency - managing IT professionals - so our clients can focus on their business.

  Over our 30-year history, as our clients' needs became more sophisticated, CTG mobilized our professionals in more advanced ways. Helping clients stay ahead of technology's rapid changes required "value-added" services. Evolving to meet this pressing client demand, CTG's services today include enterprise-wide IT solutions ranging from complex IT projects to ongoing management of IT functions, such as help desks or application maintenance. Value-added solutions and deliverables call for a special approach... a methodology.

  As our knowledge of a particular technology or solution grows, CTG collects the relevant information, analyzes it and formulates a methodology, a design that ensures we can repeat our successes for every client. CTG uses our proprietary methodologies when our clients require value-added services.

  CTG's long-term goal is to improve our value to clients. We will achieve this through a business strategy with two major priorities:

1. Develop Key Client relationships

2. Attract and retain the best IT professionals

CTG - PROFILES IN PARTNERSHIP

AGWAY
--------------------------------------------------------------------------------

As an alliance partner, CTG was selected to enhance IT programming support for Agway's business units. CTG is maintaining applications and managing the company's IT workforce.

INDUSTRY:
Agricultural Services & Products

LENGTH OF CONTRACT:
4 years

CLIENT IMPACT:
* Reduce IT labor costs by at least 5% to 10% over contract life
* Shift IT costs from fixed to variable basis
* Improve service delivery to business units
* Improve technical capabilities and overall service quality through cross-pollination of information, ideas and resources

IBM
--------------------------------------------------------------------------------

CTG was named one of 9 National Technical Services providers authorized to provide IT services to IBM, and is a primary vendor to all five IBM regions.

INDUSTRY:
Computer Hardware and Software

LENGTH OF CONTRACT:
2 years

CLIENT IMPACT:
* Reduced IT services costs
* Improved internal efficiency
* Ensured consistent quality in IT services
* Reduced 1,500 vendors down to 9

BRITISH PETROLEUM OUTSOURCING IN THE AMERICAS
--------------------------------------------------------------------------------

CTG, as part of a 4-company federation, created an international delivery team to manage all IT services for British Petroleum in North and South America. CTG's responsibilities include all applications support and development.

INDUSTRY:
Energy

LENGTH OF CONTRACT:
3 years

CLIENT IMPACT:
* Reduced IT service costs by 20+% in the first year
* Improved service levels





A KEY CLIENT FOCUS

  IT service providers who have the ability, structure and commitment to be high-value partners - like CTG - offer significant competitive advantage. The closer the IT provider is to the organization's strategy, the greater the impact on the organization. Value-added partnerships like these are what CTG strives for in its Key Client strategy.

  Key Clients are companies who see us as a strategic partner. Such valued partner relationships are mutually beneficial to both CTG and our Key Clients. For these companies, we excel in delivering individual skills, full-scale IT projects, or IT outsourcing.

  Service to Key Clients may involve CTG's own professionals and solutions, or may extend beyond our capabilities. In the latter case, CTG obtains and manages resources from specialist firms, when client needs dictate. Many of our Key Client relationships involve this "extended" partnering. It preserves the benefits of the core competency approach for each partner, and is an extremely efficient and cost-effective way to do business.

  Our ability to flexibly and dependably implement IT solutions is why we have so many long-term, stable partnerships. In 1995 we had preferred vendor relationships with 75 companies. Our goal is to increase the number of clients who recognize the significant impact IT services can have on their business. We enter 1996 with approximately 150 clients whom we view as "Key."

  How do these relationships benefit our clients? Strategic partnerships reduce IT services costs, reduce risk in IT projects, enhance the impact of IT on the organization, and give our clients immediate access to an IT resource that is organized around their needs. How does CTG benefit? Strategic partnerships help us have a greater impact on our clients' business, give us access to a wider range of industry solutions, increase our profit margins, widen the career paths for our employees and improve our market share.

  For our professionals, the Key Client focus creates an environment of growth, improves teamwork and enhances the stability of CTG as an employer. Financially, a Key Client focus allows us to reduce our overhead expenses. When we organize around our Key Clients, we can achieve more efficient overhead structures. By maximizing our proactive sourcing approach we can fulfill client needs quickly and cost-effectively. A Key Client approach also allows us to get the most out of our operational and administrative capabilities, as we take lessons learned from one client and use them to achieve success with others.

--------------------------------------------------------------------------------

                           A PROFESSIONAL ENVIRONMENT
                           --------------------------

Increase in billable staff ........................................ 13%
IT staff promoted ............................................. 15%-20%

Percentage of new hires who
were former CTG employees: ......................................... 11%

Average number of years'
experience in consulting (billable employees) .............. 6-10 years

Number of training courses offered by CTG ......................... 200
Percent of instructor-led courses taught by CTG staff .............. 90%

Most popular courses (by total enrollment):

* Clent/server fundamentals
* Systems engineering development program
* CICS
* Resource Management for Field SEvices Managers
* Interpersonal Managing Skills
* Consulting Skills for the CTG Professional

Average training days per
CTG employee (in 1995) ......................................... 5 days

Total spent corporate-wide
on Tuition Reimbursement ................................... $  479,876

Total training costs in 1995 ............................... $4 million

                             (as of year-end 1995)

--------------------------------------------------------------------------------

                                    [FIGURE]

                                  Staff Growth

                      1993      1994      1995
                      ----      ----      ----
Total employees      3,738     4,497     5,014


ATTRACTING & RETAINING THE BEST PROFESSIONALS

  We are in the business of managing people with IT skills, yet IT service providers are locked in heated competition for a limited number of professionals. Employment options are many and varied in our field. IT professionals may choose from hundreds of IT service providers and even more in-house MIS departments. Certain skill sets are rare and have extremely high demand and market value. Professionals with these skills can virtually name their price. Aggressive competition is why we've made it a corporate goal to attract and retain the best IT professionals.

WHAT DO WE LOOK FOR IN IT PROFESSIONALS?

  Over years of placing exceptional IT experts in client engagements, we have identified a profile of the ideal professional. While technical skill is essential, success in IT services demands more. The majority of our professionals have 6 to 10 years' experience in the consulting industry. As billable consultants working on a client site, they must excel under close scrutiny. That means our IT professionals must have strong interpersonal characteristics. They must be

CTG - PROFILES IN PARTNERSHIP

SMS
--------------------------------------------------------------------------------

CTG is developing and testing product prototypes, helping SMS build the client/server versions of their software, and implementing the product at client sites.

INDUSTRY:
Computer Software

CLIENT IMPACT:
* Reduced marketing, testing and product roll-out costs
* Immediate access to IT professionals with SMS skills
* Improved product time-to-market

CALVIN KLEIN COSMETICS COMPANY
--------------------------------------------------------------------------------

CTG designed and implemented a warehouse management system to support Calvin Klein's Logistics mission: "Order Today, Ship Tomorrow."

The system combines real-time inventory control, radio frequency functions and high speed automation including conveyors, sorts, bar code scanners and a weigh in motion scale.

INDUSTRY:
Distribution - Prestige Fragrance

LENGTH OF CONTRACT:
2-year project

CLIENT IMPACT:
* Improved customer service
* Increased throughput
* Advanced ship note capability with carton contents

Alyeska Pipeline Service Company
--------------------------------------------------------------------------------

As its only IT service provider, CTG has developed a strong alliance with Alyeska and is managing the company's entire IT organization to meet its strategic goals.

INDUSTRY:
Energy

LENGTH OF CONTRACT:
5 years

CLIENT IMPACT:
* Reduced IT labor costs 35% in first year
* Increased service levels


resourceful problem-solvers with strong communication skills and have a sense of urgency about the task at hand. They also must understand our clients' business. CTG's sourcing and recruiting processes ensure that we find people who meet all these criteria.

WHAT DO IT PROFESSIONALS LOOK FOR IN CTG?

  Our research tells us that most IT professionals look for more than just compensation. They tell us they want exciting and diverse career opportunities, a company with stability, training and open communication. We have been implementing programs to make CTG stand above the competition as an IT services employer. That's the goal of our Employee Satisfaction Team. Through this and other team initiatives, CTG has created progressive and flexible benefits plans, distributed training and tuition reimbursement, an effective communications network and other features to ensure we remain an outstanding place to work. Keeping our professionals satisfied, giving them opportunities to develop, and providing tools to augment their skills are tantamount to CTG's continued growth.

WHAT MAKES CTG DIFFERENT?

  In today's market, organizations are redefining their relationships with IT services providers. In the past, companies looked for availability, price and skills. Today, a market leader looks for a long-term relationship with an IT service provider who is able to stand apart from the many providers jostling for their business. CTG distinguishes itself in many ways:

LONGEVITY & STABILITY

  Founded in 1966, CTG has evolved with the fledgling IT services industry. We are now one of the leading providers of variable work force solutions in IT.

REAL PEOPLE DOING REAL WORK

  CTG's professionals are the best in the industry. What's more, our people can recommend the solution and do the work, something most of our competitors can't do.


COMMITMENT TO PROCESS AND TEAMWORK

  Innovations in Quality, a pervasive quality management program, governs everything we do.

FAST, ACCURATE FULFILLMENT

  CTG has a proprietary approach to finding, qualifying and deploying the best IT professionals... quickly and cost effectively. We combine thorough sourcing and recruiting processes with a staff of trained recruiting professionals and a powerful technology tool that gives our clients access to 160,000+ qualified IT professionals from around the world.

FLEXIBILITY TO ORGANIZE AROUND THE CLIENT

  When we won the highly competitive IBM National Technical Services contract, we demonstrated our flexibility to structure ourselves around Key Client needs.

BREADTH OF OFFERINGS AND SERVICES

  CTG's services span the business solution life cycle. We provide IT services in a variable work force mode to help clients solve business problems through technology. Our industry specialties range from manufacturing to healthcare to telecommunications.

GEOGRAPHIC PRESENCE

  With 55 offices in five countries, CTG's services are available worldwide. We have completed projects in 32 countries.

A VALUE STORY
--------------------------------------------------------------------------------

  Since its restructuring in 1993, CTG has grown dramatically. In line with our plan for 1995, we grew revenues faster than the industry and made consistent, incremental improvements in bottom line profitability.

  Revenue for 1995 increased 19% over 1994 revenue from ongoing operations, and 13% over 1994 total revenue. Net income for the year increased 59% (excluding the effect of a non-recurring tax benefit taken in the third quarter) and earnings per share increased 67% over 1994. We are committed to improving operating income margins, and we believe our strategy will give us significant opportunity to reach this goal.

  At 24% of our 1995 business, IBM remains our largest customer. Revenue from IBM increased 17% over 1994. In 1995 IBM named CTG one of nine authorized providers of national technical services. Unlike some of IBM's other IT service sources, CTG has experienced a positive impact from the IBM contract, primarily because we worked closely with IBM and we organized around their needs. There is excellent potential for increased IBM revenues in 1996; the questions that remain are how much growth we will experience from IBM and how fast. Since the inception of our strategic partnership, both IBM and CTG have benefited.

  Our balance sheet has strengthened. We focused on reducing outstanding accounts receivable, which improved cash flow and resulted in an $11 million increase in cash during the year.

  We ended the year with 8.7 million weighted average shares outstanding, and our Stock Employee Compensation Trust (SECT), which was created to fund employee benefits programs, held 1.8 million shares at the end of 1995.

  These improvements in financial performance are reflected in our stock price. Last year our stock significantly outperformed the S&P's Computer Software and Services Index. The index rose 40% in 1995 while CTG's stock rose 125% over that same period.

FUTURE GROWTH

  Enhancing shareholder value is key to CTG's strategy. In 1996, profit growth will be emphasized over revenue growth. Matching our profitability to that of our competitors requires us to deliver services in places and ways that have the greatest cost benefit. We have proven that Key Client opportunities are positive to both clients and our professionals.

We expect that this strategy, coupled with rigorous management of selling, general and administrative costs, will result in revenue and head count growth of at least 10% along with consistently improving profitability.

  In 1993 we restructured the company and in 1994 we took actions that positioned CTG to compete more effectively. 1995's performance affirms that our evolving strategy is working. We will continue to follow this design for strategic growth to provide more value to our clients, our employees and our shareholders.

--------------------------------------------------------------------------------

                             WHERE QUALITY TAKES US
                             ----------------------
                               MILLIKEN & OTHERS

  While some IT service providers claim to have quality management programs, CTG can prove it. Since 1992, we have had a formal, corporate-wide quality management system, known as Innovations in Quality (IQ). IQ's processes govern everything we do, from managing our IT professionals to selling our services, to completing projects on-time and with controllable risk. And as further demonstration of our commitment, several CTG offices are currently seeking ISO 9000 certification. CTG's European offices have been ISO 9000 certified since 1992.

  Our Key Clients recognize the value of IQ. Recently, Milliken & Company, itself a Malcolm Baldrige National Quality award winner, awarded CTG its Distinguished Supplier award. Milliken gives this award only to partners who can demonstrate pervasive corporate commitments to quality, and CTG was the first IT services firm ever to be so honored.

  For 12 years, CTG has been a primary supplier of IT services to Milliken, the world's largest privately held textile company. For months, Milliken's auditors pored over our processes, employee recognition programs, training, methodologies and manuals. In the end they awarded us their highest honor.

  We believe that our quality management program assures clients that we are serious about adding value. It's a sign of our commitment to their long-term success.

--------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF INCOME

                                        (amounts in thousands, except per share data)

YEAR ENDED DECEMBER 31,                                1995        1994         1993
------------------------------------------------------------------------------------
Revenue                                            $339,407   $ 301,559    $ 295,465

Direct costs                                        249,123     224,005      208,940

Selling, general and administrative expenses         77,534      79,774       81,770

Restructuring expenses                                   --          --       12,782

Impairment losses                                        --          --       21,340
                                                   --------   ---------    ---------
Operating income (loss)                              12,750      (2,220)     (29,367)

Interest and other income                               619         542        1,426

Interest and other expense                            1,328       1,540        2,725

Gain on sales of assets                                  --      11,348           --
------------------------------------------------------------------------------------
Income (loss) before income taxes                    12,041       8,130      (30,666)

Provision (benefit) for income taxes including a
  $ 3.2 million benefit related to foreign
  operations in 1995 (See note 6)                     1,265       3,333       (2,993)
------------------------------------------------------------------------------------
Net income (loss)                                  $ 10,776   $   4,797    $ (27,673)
                                                   ========   =========    =========
Net income (loss) per share                        $   1.23   $    0.52    $   (2.62)
                                                   ========   =========    =========


The accompanying notes are an integral part of these consoldated financial statements.

CONSOLIDATED BALANCE SHEET

                                                        (amounts in thousands)
                                                               DECEMBER 31,
ASSETS                                                       1995        1994
-----------------------------------------------------------------------------

Current Assets:
   Cash and temporary cash investments                  $  16,545    $  5,112
   Accounts receivable, net of allowance for
      doubtful accounts of $862,000 and $1,045,000         58,546      55,373
   Prepaids and other                                       1,621       2,004
   Deferred income taxes                                    2,057       2,809
   Income taxes receivable                                     --       2,895
-----------------------------------------------------------------------------
           TOTAL CURRENT ASSETS                            78,769      68,193

   Property and equipment, net of accumulated
      depreciation and amortization                        17,981      17,790
   Acquired intangibles, net of accumulated
      amortization of $5,568,000 and $4,458,000             5,526       6,267
   Deferred income taxes                                    1,969       2,345
   Other assets                                               521         895
-----------------------------------------------------------------------------
           TOTAL ASSETS                                 $ 104,766    $ 95,490
                                                        =========    ========

LIABILITIES AND SHAREHOLDERS' EQUITY
-----------------------------------------------------------------------------
Current Liabilities:
   Current portion of long-term debt                    $   2,289    $  2,296
   Accounts payable                                         9,365       9,287
   Accrued compensation                                     9,961       5,999
   Short-term borrowings                                       --       4,500
   Income taxes payable                                     2,080          --
   Advance billings on contracts                            2,168       1,717
   Other current liabilities                                3,397       5,547
-----------------------------------------------------------------------------
           TOTAL CURRENT LIABILITIES                       29,260      29,346

   Long-term debt                                           3,640       6,114
   Deferred compensation benefits                           8,739       6,626
   Other long-term liabilities                              1,651       2,746
-----------------------------------------------------------------------------
           TOTAL LIABILITIES                               43,290      44,832

Shareholders' Equity:
   Common stock, par value $.01 per share,
      25,000,000 shares authorized;
      13,306,594 and 12,706,265 shares issued                 133         127
   Capital in excess of par value                         114,446      87,327
   Retained earnings                                       15,687       5,734
   Foreign currency adjustment                             (1,735)     (2,441)
   Less: Treasury stock of 3,008,456 and
      2,719,305 shares, at cost                           (28,594)    (24,413)
          Loans to employees                                 (371)       (557)
          Stock Employee Compensation Trust of
             1,830,000 and 1,770,000 shares, at market    (36,170)    (14,881)
          Minimum pension liability adjustment             (1,920)       (238)
                                                        ---------    --------
           TOTAL SHAREHOLDERS' EQUITY                      61,476      50,658
-----------------------------------------------------------------------------
           TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY   $ 104,766    $ 95,490
                                                        =========    ========

12

The accompanying notes are an integral part of these consoldated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                        (amounts in thousands)
YEAR ENDED DECEMBER 31,                                              1995        1994        1993
-------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income (loss)                                              $ 10,776    $  4,797    $(27,673)
  Adjustments:
    Depreciation and amortization expense                           6,146       5,888       7,924
    Realized and unrealized loss on securities                         --         267         863
    Gain on sales of assets                                            --     (11,348)         --
    Deferred compensation expense                                     375       1,001         667
    Impairment losses                                                  --          --      21,340
    Restructuring expenses                                             --          --      12,782
    Changes in assets and liabilities, net of assets sold:
      Increase in accounts receivable                              (2,871)     (2,427)       (212)
      (Increase) decrease in prepaids and other                       487       2,648        (498)
      (Increase) decrease in deferred income taxes                  1,128         637      (5,491)
      (Increase) decrease in income taxes receivable/payable        4,993      (3,593)        553
      Decrease in other assets                                        381         266       1,082
      Increase (decrease) in accounts payable                         (94)        690        (639)
      Increase (decrease) in accrued compensation                   3,803       2,091        (819)
      Increase (decrease) in advance billings on contracts            451       1,255      (1,474)
      Decrease in other current liabilities                        (2,326)     (3,587)     (2,912)
      Increase (decrease) in other long-term liabilities           (1,039)        563         583
                                                                 --------    --------    --------
Net cash provided by (used in) operating activities                22,210        (852)      6,076
-------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Additions to property and equipment                              (5,370)     (4,222)     (5,443)
  Purchases of marketable securities                                   --      (1,026)     (5,239)
  Proceeds from sales of marketable securities                         --       7,240       4,820
  Additions to acquired intangibles                                    --          --        (522)
  Net proceeds from sales of assets                                    --      16,705          --
                                                                 --------    --------    --------
Net cash provided by (used in) investing activities                (5,370)     18,697      (6,384)
-------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Net increase (decrease) in short-term borrowings                 (4,500)      3,625         (17)
  Proceeds from long-term debt                                         --          --       2,000
  Principal payments on long-term debt                             (2,481)     (2,290)     (5,056)
  Proceeds from Employee Stock Purchase Plan                          515         850       2,976
  Purchase of treasury stock                                       (4,181)     (4,985)       (732)
  Purchase of stock held by Stock Employee
    Compensation Trust                                               (733)    (14,881)         --
  Proceeds from other stock plans                                   6,240         562          38
  Dividends paid                                                     (823)       (855)     (1,052)
                                                                 --------    --------    --------
Net cash used in financing activities                              (5,963)    (17,974)     (1,843)
-------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and
  temporary cash investments                                          556        (114)        (73)
                                                                 --------    --------    --------
Net increase (decrease) in cash and temporary cash investments     11,433        (243)     (2,224)
Cash and temporary cash investments at beginning of year            5,112       5,355       7,579
-------------------------------------------------------------------------------------------------
Cash and temporary cash investments at end of year               $ 16,545    $  5,112    $  5,355
                                                                 ========    ========    ========

The accompanying notes are an integral part of these consoldated financial statements.

                     CONSOLIDATED STATEMENT OF CHANGES IN
                             SHAREHOLDERS' EQUITY

                                               (amounts in thousands, except per share data)
                                         Preferred Stock    Common Stock
                                         ---------------    ------------    Capital in Excess  Retained
                                         Shares   Amount   Shares   Amount    Of Par Value     Earnings
-------------------------------------------------------------------------------------------------------
Balance as of
December 31, 1992                        1,448    $ 14    10,628   $106      $  83,444         $ 30,533
Employee Stock Purchase
  Plan issuance                             --      --       494      5          2,971               --
Stock Option Plan issuance                  --      --         4     --             29               --
Restricted Stock Plan:
  Issuance                                  --      --        --     --             --               --
  Forfeiture                                --      --        --     --             --               --
  Adjustment to market                      --      --        --     --           (323)              --
Management Stock Purchase Plan:
  Issuance                                  --      --        --     --             --              (16)
  Repurchase                                --      --        --     --             --               --
  Repayments                                --      --        --     --             --               --
Purchase of treasury stock                  --      --        --     --             --               --
Net loss                                    --      --        --     --             --          (27,673)
Cash dividends-$.10 per share               --      --        --     --             --           (1,052)
Foreign currency adjustment                 --      --        --     --             --               --
Minimum pension liability
  adjustment                                --      --        --     --             --               --
-------------------------------------------------------------------------------------------------------
Balance as of
December 31, 1993                        1,448      14    11,126    111         86,121            1,792
Conversion of preferred stock           (1,448)    (14)    1,448     14             --               --
Employee Stock Purchase Plan issuance       --      --       110      1            849               --
Stock Option Plan issuance                  --      --        22      1            165               --
Restricted Stock Plan:
  Forfeiture                                --      --        --     --             --               --
  Adjustment to market                      --      --        --     --            192               --
Management Stock Purchase Plan:
  Repurchase                                --      --        --     --             --               --
  Repayments                                --      --        --     --             --               --
Purchase of treasury stock                  --      --        --     --             --               --
Purchase of Stock Employee
  Compensation Trust Stock                  --      --        --     --             --               --
Net income                                  --      --        --     --             --            4,797
Cash dividends-$.10 per share               --      --        --     --             --             (855)
Foreign currency adjustment                 --      --        --     --             --               --
Minimum pension liability adjustment        --      --        --     --             --               --
-------------------------------------------------------------------------------------------------------
Balance as of
December 31, 1994                           --      --    12,706    127         87,327            5,734
Employee Stock
  Purchase Plan issuance                    --      --        40      1            514               --
Stock Option Plan issuance                  --      --       560      5          6,049               --
Management Stock Purchase Plan:
  Issuance                                  --      --        --     --             --               --
  Repurchase                                --      --        --     --             --               --
  Repayments                                --      --        --     --             --               --
Purchase of treasury stock                  --      --        --     --             --               --
Stock Employee Compensation Trust:
  Purchase                                  --      --        --     --             --               --
  Adjustment to Market                      --      --        --     --         20,556               --
Net income                                  --      --        --     --             --           10,776
Cash dividends-$.10 per share               --      --        --     --             --             (823)
Foreign currency adjustment                 --      --        --     --             --               --
Minimum pension liability adjustment        --      --        --     --             --               --
-------------------------------------------------------------------------------------------------------
Balance as of
December 31, 1995                           --    $ --    13,306   $133      $ 114,446         $ 15,687
                                        ======    ====    ======   ====      =========         ========

14

The accompanying notes are an integral part of these consoldated financial statements.

                                                                                           Stock Employee
Foreign      Treasury Stock                                                              Compensation Trust
Currency     --------------       Unearned Portion     Loans to      Minimum Pension     ------------------
Adjustment  Shares     Amount    Of Restricted Stock   Employees   Liability Adjustment   Shares   Amount
-----------------------------------------------------------------------------------------------------------
$(1,711)    1,722    $(17,107)         $(1,658)         $(1,041)        $    --               --   $     --

     --        --          --               --               --              --               --         --
     --         1         (10)              --               --              --               --         --

     --      (100)        750             (750)              --              --               --         --
     --        42        (293)             293               --              --               --         --
     --        --          --              323               --              --               --         --

     --       (40)        276               --             (260)             --               --         --
     --        32        (232)              --              232              --               --         --
     --        --          --               --               19              --               --         --
     --        96        (732)              --               --              --               --         --
     --        --          --               --               --              --               --         --
     --        --          --               --               --              --               --         --
 (1,019)       --          --               --               --              --               --         --

     --        --          --               --               --          (2,605)              --         --
-----------------------------------------------------------------------------------------------------------

 (2,730)    1,753     (17,348)          (1,792)          (1,050)         (2,605)              --         --
     --        --          --               --               --              --               --         --
     --        --          --               --               --              --               --         --
     --         5         (48)              --               --              --               --         --

     --       256      (1,984)           1,984               --              --               --         --
     --        --          --             (192)              --              --               --         --

     --         7         (48)              --               48              --               --         --
     --        --          --               --              445              --               --         --
     --       698      (4,985)              --               --              --               --         --

     --        --          --               --               --              --            1,770    (14,881)
     --        --          --               --               --              --               --         --
     --        --          --               --               --              --               --         --
    289        --          --               --               --              --               --         --
     --        --          --               --               --           2,367               --         --
-----------------------------------------------------------------------------------------------------------

 (2,441)    2,719     (24,413)              --             (557)           (238)           1,770    (14,881)

     --        --          --               --               --              --               --         --
     --        35        (553)              --               --              --               --         --

     --       (10)        115               --             (115)             --               --         --
     --         8        (144)              --               --              --               --         --
     --        --          --               --              301              --               --         --
     --       256      (3,599)              --               --              --               --         --

     --        --          --               --               --              --               60       (733)
     --        --          --               --               --              --               --    (20,556)
     --        --          --               --               --              --               --         --
     --        --          --               --               --              --               --         --
    706        --          --               --               --              --               --         --
     --        --          --               --               --          (1,682)              --         --
-----------------------------------------------------------------------------------------------------------

$(1,735)    3,008    $(28,594)         $    --          $  (371)        $(1,920)           1,830   $(36,170)
=======     =====    ========          =======          =======         =======            =====   ========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

        The consolidated financial statements include the accounts of Computer Task Group, Incorporated and its subsidiaries (the Company or CTG). All significant intercompany accounts and transactions have been eliminated. Certain amounts in the prior years' consolidated financial statements and notes have been reclassified to conform with the current year presentation. Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Such estimates primarily relate to allowances for doubtful accounts and deferred tax assets, and estimates of progress toward completion and gross profit or loss on fixed-price contracts. Actual results could differ from those estimates.

        The Company provides information technology services with a focus on technical services and business consulting.

REVENUE AND COST RECOGNITION

     The Company recognizes revenue on time-and-material contracts as time is expended and costs are incurred. Revenue from fixed-price contracts, which represents 4 percent of 1995 revenue, is recognized on the percentage-of-completion method, measured by the percentage of labor and overhead costs incurred to date to total estimated labor and overhead costs for each contract. Fixed-price contract costs include all direct material and labor costs and those indirect costs related to contract performance. Provisions for estimated losses, if any, on uncompleted contracts are made in the period in which such losses are determined. Included in accounts receivable at December 31, 1995 and 1994 are project reserves for fixed-price contracts of $595,000 and $1,014,000, respectively. Selling, general and administrative costs are charged to expense as incurred.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     On December 31, 1995, the Company adopted Statement of Financial Accounting Standards No. 107 (SFAS 107) "Disclosures about Fair Value of Financial Instruments." SFAS 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. At December 31, 1995, the carrying amounts of the Company's financial instruments, which include cash and temporary cash investments, accounts receivable and long-term debt, approximate fair value.

PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method based on estimated useful lives of two years to 30 years. The cost of property sold or otherwise disposed of, along with related accumulated depreciation, is eliminated from the accounts, and the resulting gains or losses are reflected in current operations. Maintenance and repairs are charged to expense when incurred and significant betterments are capitalized.

     Property and equipment also include assets leased by the Company under capital lease arrangements. Such assets are being amortized over the shorter of their estimated useful lives or the term of the leases using the straight-line method.

ACQUIRED INTANGIBLES

     Acquired intangibles consist of goodwill which is being amortized using the straight-line method based on an estimated useful life of 15 years. The cost of the goodwill was $11,094,000 at December 31, 1995 and $10,725,000 at December 31, 1994, the difference caused by foreign currency translation. The Company evaluates the recoverability of the value of acquired intangibles and their estimated useful lives based upon prevailing economic indicators to determine whether the assets are impaired. See Note 3.

INCOME TAXES

     The Company provides deferred income taxes for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities.

     Deferred income taxes relate principally to net operating loss carryforwards, deferred compensation and accelerated depreciation and amortization methods. Tax credits are accounted for by a reduction of the income tax provision in the year in which they are realized (flow-through method).

NET INCOME PER SHARE

     Net income per share is computed based on the weighted average common shares and common stock equivalents (convertible Preferred Stock and stock options) of 8,745,000 (including common stock equivalents of 416,000), 9,266,000 (including common stock equivalents of 297,000), and 10,549,000 (including common stock equivalents of 1,452,000) in 1995, 1994 and 1993, respectively. The weighted average outstanding common and common stock equivalent shares does not include common shares held by the Stock Employee Compensation Trust (Trust) since the shares are not considered outstanding until released from the Trust. Primary and fully diluted earnings per share amounts are approximately the same for the three years presented.

FOREIGN CURRENCY TRANSLATION

     The functional currency of the Company's foreign subsidiaries is the applicable local currency. The translation of the applicable foreign currencies into U.S. dollars is performed for assets and liabilities using current exchange rates in effect at the balance sheet date, for equity accounts using historical exchange rates and for revenue and expense activity using the applicable month's average exchange rates.

STATEMENT OF CASH FLOWS

     For purposes of the statement of cash flows, cash and temporary cash investments are defined as cash on hand, demand deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash.

     Interest paid during 1995, 1994 and 1993 amounted to $736,000, $1,068,000 and $1,086,000, respectively, while net income tax payments (refunds), totaled $(5.6 million), $5.9 million and $2.0 million for the respective years. The 1995 refund of $5.6 million related primarily to receipt of the December 31, 1994 income tax receivable of approximately $2.9 million and receipt of a refund related to previously incurred impairment losses related to the Company's European operations.

     During 1995, as a non-cash financing activity, the shares of common stock held by the Stock Employee Compensation Trust were remeasured to fair value, with an adjustment to capital in excess of par value. This remeasurement totaled $20,556,000.

(2)     1994 SALES OF ASSETS

     On July 18, 1994, the Company sold Profimatics, Inc. (Profimatics), its hydrocarbon processing industry subsidiary, including the 67 percent interest which Profimatics held in its German subsidiary, Profimatics Europe, GmbH (Europe and collectively, the Subsidiaries). The Company purchased the 33 percent minority interest in Europe for $1.3 million prior to the sale thereby selling a 100 percent interest in the Subsidiaries. The Subsidiaries were sold to Honeywell Inc. for $17 million with a pretax gain of approximately $10.6 million. The net proceeds from the sale of the Subsidiaries were used to repay outstanding short-term indebtedness under the Company's various lines of credit.

     On July 11, 1994, the Company sold the hardware portion of its communications group to AmeriData Inc. for $1.5 million. As a part of its 1993 reengineering program, the Company determined that this group no longer fit its long-term strategy and, therefore, a restructuring charge of $5.4 million related to the shutting down of this business was recorded in 1993. This charge consisted primarily of the write-off of intangible assets capitalized when the Company acquired the businesses in 1988 and 1990 as well as the anticipated costs of the shutdown. The sale resulted in a gain of $92,000 during the third quarter of 1994.

     The Company also sold its 16 percent interest in SerCon, a joint venture with IBM Germany. This investment, which was carried at its cost of $318,000, was sold to IBM Germany during the second quarter of 1994 for $956,000.

(3)     1993 RESTRUCTURING EXPENSES AND IMPAIRMENT LOSSES

     In late 1993 management completed an extensive reengineering of the Company that resulted in fundamental changes in strategy designed to reduce cost structure and improve responsiveness to the rapidly changing information technology market. As a result of this restructuring, the Company recorded a 1993 fourth-quarter charge for restructuring expenses and impairment losses. As part of this restructuring, the Company determined that the hardware portion of its communications group no longer fit its long-term strategy. The restructuring charge related to this event totaled $5.4 million, which mainly related to the write-off of unamortized costs of intangibles capitalized in 1988 and 1990 acquisitions. This business was sold to AmeriData, Inc. in the third quarter of 1994 for $1.5 million, resulting in a gain of $92,000. In addition, during the fourth quarter of 1993, the Company adopted, retroactive to January 1, 1993, SFAS No. 112 "Employers' Accounting for Postemployment Benefits." This adoption resulted in additional restructuring expenses of $3,731,000 as certain employees were terminated in conjunction with the restructuring. The restructuring expenses also include approximately $3,700,000 of expenses related to facility consolidations, employee relocations, write-downs of certain assets and other related restructuring costs. At December 31, 1993, the Company had accrued severance costs of $2.7 million, reserves of $1.5 million for leases for excess or redundant space, $.3 million for employee relocations and $.9 million for other restructuring expenses.

     In addition to the restructuring expenses discussed above, the Company also recorded a fourth-quarter 1993 impairment loss of $21,340,000. In conjunction with the restructuring and the Company's new strategy, the Company evaluated the carrying values of its domestic acquired intangibles and determined that they were impaired. Management had formed a new sales and delivery organization to allow the Company to compete more cost-effectively. In today's marketplace, customers will continue to do business with the Company because of its ability to compete and not because of the acquired customer relationships. As a result, the Company determined that neither previously acquired customer lists nor non-compete agreements had future value. As such, the Company wrote off the remaining carrying value of these intangibles and recorded an impairment loss of $6,995,000.

     The remaining portion of the $21,340,000 impairment loss of $14,345,000 related to the value of acquired intangibles in the Company's European segment. The Company determined that the initial expectations of this segment, acquired in 1990, will not be met. A recessionary environment and a high cost structure have caused initial sales and income projections for the European operations to fall well short of expectations. The Company had changed management of its European operations during 1992 and 1993 and taken other measures to improve profitability. After more than three years of losses, management decided to reevaluate the carrying value of the European acquired intangibles. Management estimated the fair value of these assets by forecasting the expected future cash flows of the business over their estimated remaining useful lives of approximately 11.7 years. Cash flows were forecasted using management's best estimate of future results and were developed based on historical operating cash flows, before interest and amortization since acquisition, as adjusted for known changes that would affect future sales and/or profitability. The Company discounted the projected future cash flows at a rate of 14 percent, which was CTG's weighted average cost of capital at the time the loss was recorded. The carrying values of the acquired intangibles were then written down to this estimated fair value. The impact of the write down of the domestic and European acquired intangibles on 1994 and 1995 operating results was a reduction in annual amortization expense of $1.2 million.

     During 1994, the Company paid severance costs to approximately 30 former employees across all levels of $1.5 million, including $.9 million related to four executive-level employees who were terminated in conjunction with the restructuring. The Company also paid $1.4 million of restructuring expenses for facility consolidations and excess space, $.2 million for employee relocations, and $.8 million for other restructuring costs, primarily consisting of employee training. The remaining accrued restructuring costs of $1.3 million at December 31, 1994 related primarily to severance costs which, based on employee severance agreements, were to be paid during 1995 and 1996.

     During 1995, approximately $.6 million of restructuring costs were paid, leaving a reserve of approximately $.7 million. The majority of the remaining restructuring costs are expected to be paid during 1996.

(4)     PROPERTY AND EQUIPMENT

                                                                                 (amounts in thousands)
Property and equipment is summarized as follows:                                     1995        1994
-----------------------------------------------------------------------------------------------------
Land .........................................................................   $    607    $    607
Land - capital leases ........................................................        378         378
Buildings ....................................................................      5,350       4,532
Buildings - capital leases ...................................................      3,151       3,151
Equipment ....................................................................     26,259      20,378
Equipment - capital leases ...................................................         --         250
Furniture ....................................................................      7,716       6,543
Software .....................................................................      6,770       5,852
Leasehold improvements .......................................................      1,691       2,160
                                                                                 --------    --------
                                                                                   51,922      43,851
Less accumulated depreciation and amortization,
  including $1,339,000 and $1,213,000 relating to capital leases .............    (33,941)    (26,061)
                                                                                 --------    --------
                                                                                 $ 17,981    $ 17,790
                                                                                 ========    ========

The Company currently owns four buildings, three of which are on the market as the Company looks for more efficient space. The three buildings on the market are still in use by the Company, which does not expect to incur a loss on the sale of these buildings. The fourth building, with a net book value of $1.8 million, is leased to a third party under a five-year lease.

(5)     DEBT

                                                                                    (amounts in thousands)
Debt is summarized as follows:                                                             1995     1994
--------------------------------------------------------------------------------------------------------
Promissory note, interest at LIBOR plus 1 percent (6.86 percent at December 31, 1995),
  payable in monthly installments through 1998 .......................................   $4,533   $6,375
Promissory note, interest at LIBOR plus 70 basis points, (6.56 percent
  at December 31, 1995) payable in monthly installments through 1998 .................    1,100    1,533
Industrial revenue bonds, various interest rates, payable in monthly or annual installments through 1996 and 1997,
  secured by real property with a cost of $4,000,000 .................................      296      502
                                                                                         ------   ------
                                                                                          5,929    8,410

Less current portion of long-term debt ...............................................    2,289    2,296
                                                                                         ------   ------
                                                                                         $3,640   $6,114
                                                                                         ======   ======

     As of December 31, 1995, the Company is in compliance with all applicable debt agreement financial ratios and covenants, the most restrictive being the maintenance of a minimum current ratio of 1.5 to 1. At December 31, 1995, the Company's current ratio is 2.7 to 1.

     The Company has lines of credit available totaling $53.9 million, renewable annually at various times throughout the year, with interest at or below the equivalent of prime rate. All borrowings under these agreements are unsecured and payable upon demand. Borrowings under these lines of credit were $ 0 and $4,500,000 as of December 31, 1995 and 1994, respectively. Commitment fees paid on unused lines of credit were $ 0 during 1995 and $4,000 during 1994.

     The maximum amounts outstanding under short-term borrowings for 1995, 1994 and 1993 were $16,221,000, $16,000,000 and $13,800,000, respectively. Average daily bank borrowings outstanding for the years 1995, 1994 and 1993 were $4,348,000, $3,669,000 and $3,536,000, and carried weighted average interest rates of 6.5 percent, 6 percent and 5 percent, respectively.

The annual maturities of debt are as follows:

1996 .......... $2,289,000
1997 .......... $2,206,667
1998 .......... $1,433,000

(6)     INCOME TAXES

     The provision (benefit) for income taxes consists of the following:

                                                                         (amounts in thousands)
Domestic and foreign components of
        income (loss) before income taxes are:                        1995         1994         1993
----------------------------------------------------------------------------------------------------
        Domestic ..............................................   $ 13,461     $  8,836     $(14,774)
        Foreign ...............................................     (1,420)        (706)     (15,892)
                                                                  --------     --------     --------
                                                                  $ 12,041     $  8,130     $(30,666)
                                                                  ========     ========     ========

The provision (benefit) for income
        taxes consists of                                             1995         1994         1993
----------------------------------------------------------------------------------------------------
Current Tax:

        U.S. Federal ..........................................   $ (2,367)    $  1,892     $  1,466
        Foreign ...............................................      2,195          110          452
        State and Local .......................................        309          604          717
                                                                  --------     --------     --------
                                                                       137        2,606        2,635
Deferred Tax:
        U.S. Federal ..........................................        983          459       (5,030)
        Foreign ...............................................         --           --          127
        State and Local .......................................        145          268         (725)
                                                                  --------     --------     --------
                                                                     1,128          727       (5,628)
                                                                  --------     --------     --------
                                                                  $  1,265     $  3,333     $ (2,993)
                                                                  ========     ========     ========

The effective income tax rate and the statutory
        income tax rate can be reconciled as follows:                 1995         1994         1993
----------------------------------------------------------------------------------------------------
Tax at statutory rate of 34 percent ...........................   $  4,094     $  2,764     $(10,426)
Tax benefit for losses related to Company's European operations     (3,200)          --           --
State tax, net of federal benefits ............................        204          576          477
Amortization of nondeductible expenses ........................        807          113        6,898
Unrealized tax benefit ........................................         --           --          294
Change in estimate of nondeductible expenses ..................       (514)          --           --
Other, net ....................................................       (126)        (120)        (236)
                                                                  --------     --------     --------
                                                                  $  1,265     $  3,333     $ (2,993)
                                                                  ========     ========     ========
Effective income tax rate                                             10.5%          41%        (9.8%)


     The Company's deferred tax assets (liabilities) included the following at:

Assets                                                             December 31, 1995    December 31, 1994
---------------------------------------------------------------------------------------------------------
  Loss carryforwards ..............................................   $ 2,250               $ 2,293
  Deferred compensation ...........................................     2,380                 2,237
  Restructuring charges ...........................................       145                   515
  Accruals deductible for tax purposes when paid ..................     1,206                 1,844
  Allowance for doubtful accounts .................................       293                   348
  Accrued loan interest ...........................................       105                   387
  Other ...........................................................       368                   510
                                                                      -------               -------
        Gross deferred tax assets .................................   $ 6,747               $ 8,134

Liabilities
---------------------------------------------------------------------------------------------------------
  Amortization ....................................................       572                   715
  Depreciation ....................................................     1,187                 1,178
                                                                      -------               -------
        Gross deferred tax liabilities ............................     1,759                 1,893
        Deferred tax assets valuation allowance ...................      (962)               (1,087)
                                                                      -------               -------
  Net deferred tax assets .........................................   $ 4,026               $ 5,154
                                                                      =======               =======

  Net deferred assets and liabilities including valuation allowances are recorded at
  December 31, 1995 and 1994 as follows:
  Net current assets ..............................................   $ 2,057               $ 2,809
  Net non-current assets ..........................................     1,969                 2,345
                                                                      -------               -------
                                                                      $ 4,026               $ 5,154
                                                                      =======               =======

     The net change in the valuation allowance for deferred tax assets was a decrease of $125,000 from 1994 to 1995. The decrease is mainly attributed to the utilization of foreign net operating losses that were previously offset completely by the valuation allowance.

     In assessing the realizability of deferred tax assets, management considers, within each taxing jurisdiction, whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the years which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 1995.

     Provision has not been made for U.S. or additional foreign taxes on the international subsidiaries as such operations have generated losses. In the event these operations were to generate earnings which were remitted as dividends, the amount of withholding tax that would be imposed would be immaterial.

     CTG recognized a tax benefit of approximately $3.2 million in the third quarter of 1995 relating to the impairment losses associated with the Company's European operations, which were recognized for financial reporting purposes in 1993 as discussed in Note 3. The benefit was not recorded in 1993 as all of the criteria necessary to support a deduction for these losses for tax purposes had not been met, and there was no certainty of any tax benefit in the forseeable future. In the third quarter of 1995, the criteria, including a determination of the value of these operations, were met and the benefit was recorded.

     The Company has net operating loss (NOL) carryforwards of approximately $7.7 million at December 31, 1995. Of the total, approximately $4.1 million is limited to future taxable earnings of the U.S. parent company and will expire between 2000 and 2007. This carryforward is a preacquisition loss of an acquired domestic company which was recognized in the financial statements through a reduction in acquired intangibles upon adoption of Statement of Financial Accounting Standards No. 109. The remaining loss carryforwards, which relate to the Company's foreign operations, generally have an unlimited carryforward period.

(7)     LEASE COMMITMENTS

     At December 31, 1995, the Company was obligated under a number of long-term operating leases for property and equipment. Minimum future obligations under such leases are summarized as follows:

                                     (amounts in thousands)
Year Ending December 31,                Operating Leases
-----------------------------------------------------------
1996 ..................................  $   5,351
1997 ..................................      3,497
1998 ..................................      2,052
1999 ..................................        975
2000 ..................................        569
Later years ...........................      1,476
                                         ---------
Minimum future obligations ............  $  13,920
                                         =========

     The above operating leases relate to the rental of office space, computer equipment, and other equipment. Total rental expense under such operating leases for 1995, 1994 and 1993 was approximately $6,189,000, $7,574,000 and $9,368,000, respectively.

(8)     DEFERRED COMPENSATION BENEFITS

     The Company maintains an Executive Supplemental Benefit Plan that provides certain key executives with deferred compensation benefits, based on years of service and base compensation, payable during retirement. The plan was amended as of November 30, 1994, so as to freeze current benefits and provide no additional benefit accruals for participants.

                                                             (amounts in thousands)
Net Periodic Pension Cost                                       1995        1994
--------------------------------------------------------------------------------
Service cost ...........................................      $   --      $  256
Interest cost on projected benefit obligation ..........         557         559
Amortization of unrecognized net obligation ............          --         172
Curtailment expense ....................................          --         168
                                                              ------      ------
                                                              $  557      $1,155
                                                              ======      ======

                                                            (amounts in thousands)
  Reconciliation of Funded Status as of December 31,           1995        1994
  ------------------------------------------------------------------------------
    Actuarial present
    value of benefit obligation:
      Vested ............................................   $ 8,696     $ 6,626
      Nonvested .........................................        --          --
                                                            -------     -------
    Accumulated benefit obligation ......................     8,696       6,626
    Effect of projected future salary increases .........        --          --
                                                            -------     -------
    Projected benefit obligation ........................     8,696       6,626
    Plan assets at fair value ...........................        --          --
                                                            -------     -------
    Projected benefit obligation in excess of plan assets     8,696       6,626
    Unrecognized net obligation .........................        --          --
    Adjustment needed to recognize minimum liability ....    (1,920)       (238)
    Unrecognized net loss ...............................     1,920         238
                                                            -------     -------
    Accrued pension cost ................................   $ 8,696     $ 6,626
                                                            =======     =======
    Weighted average discount rate ......................       7.0%        8.5%
    Salary increase rate ................................         0%          0%

     The plan is deemed unfunded as the Company has not specifically identified Company resources to be used to discharge the deferred compensation benefit liabilities. The Company has purchased insurance on the lives of certain plan participants in amounts considered sufficient to reimburse the Company for the costs associated with the plan. During 1995, the Company established a defined contribution deferred compensation plan for certain key executives. The Company contributions to this plan, which were $10,000 in 1995, are based on annual defined performance objectives.

(9) EMPLOYEE BENEFITS

PROFIT-SHARING RETIREMENT PLAN

     The Company has a contributory profit-sharing retirement plan covering substantially all U.S. employees. Company contributions, which are discretionary, were funded and charged to operations in the amounts of $1,816,000, $2,159,000 and $1,661,000 for 1995, 1994 and 1993, respectively.

OTHER POSTRETIREMENT BENEFITS

     The Company provides limited health care and life insurance benefits to certain retired employees.

                                                      (amounts in thousands)
  Net Periodic Postretirement Benefit Costs              1995      1994
  ---------------------------------------------------------------------
  Service cost ......................................   $   3     $  11
  Interest cost .....................................      49        40
  Amortization of unrecognized net obligations ......      29        27
                                                        -----     -----
  Net periodic postretirement benefit cost ..........   $  81     $  78
                                                        =====     =====

  Reconciliation of Funded Status as of December 31      1995      1994
  ---------------------------------------------------------------------
  Accumulated postretirement benefit obligation:
      Retirees ......................................   $ 614     $ 543
      Eligible active plan participants .............      96        75
                                                        -----     -----
  Total accumulated postretirement benefit obligation     710       618
  Less plan assets at fair value ....................      --        --
  Less unrecognized transition obligation ...........    (497)     (526)
  Plus unrecognized gain (loss) .....................     (50)       20
                                                        -----     -----
  Accrued postretirement benefit liability ..........   $ 163     $ 112
                                                        =====     =====
  Weighted average discount rate ....................     7.0%      8.5%
  Salary increase rate ..............................     1.0%      1.0%

     The rate of increase in health care costs was assumed to be 9.2% and 9.9% in 1995 for pre-65 and post-65 benefits, respectively, gradually declining to 5% by the year 2003 and remaining at that level thereafter. Increasing the assumed health care cost trend rate by one percentage point would increase the accumulated postretirement benefit obligation by $42,600 at December 31, 1995 and the net periodic cost by $3,200 for the year.

(10)    SHAREHOLDERS' EQUITY

STOCK OPTION PLANS

     On April 24, 1991, the shareholders approved the Company's 1991 Employee Stock Option Plan (1991 Plan), which came into effect after the Company's 1981 Employee Stock Option Plan (1981 Plan) terminated on April 21, 1991. The option price for options granted under each plan is equal to or greater than the fair market value of the Company's Common Stock on the date the option is granted. Incentive stock options generally become exercisable in annual installments of 25 percent of the shares covered by the grant on each of the first four anniversary dates from the date of the grant. Such options expire six years after becoming exercisable. Nonqualified stock options generally become exercisable in installments of 20 percent of the shares covered by the grant on each of the first five anniversary dates of the grant. Such options expire 15 years from the date of the grant. All options remain in effect until the earlier of the expiration, exercise, or surrender date. No accounting recognition is given to stock options until they are exercised, at which time the difference between the option price and par value of such shares is credited to capital in excess of par value.

     Under the 1981 Plan, the Company had designated 1,668,750 common shares (adjusted for splits) for the granting of options. During 1995, 1994 and 1993, options were exercised at an average price of $10.39, $6.30 and $6.28, respectively. As of December 31, 1995, outstanding granted stock options are exercisable over the next 9 years at prices ranging from $8.63 to $17.33 per option.

     Under the 1991 Plan, the Company has designated 1,000,000 common shares for the granting of options. During 1995 and 1994, options were exercised at an average price of $8.09 and $7.93, respectively. No options were exercised during 1993. As of December 31, 1995, outstanding granted stock options are exercisable over the next 10 years at prices ranging from $7.00 to $15.00 per option.

     A summary of stock option activity under these plans follows:

                                    (Number of Common Shares)
                                     1981 Plan     1991 Plan
-------------------------------------------------------------
  Outstanding at December 31, 1992    1,180,848     253,500
    Granted ......................           --     228,275
    Exercised ....................       (4,491)         --

    Cancelled or expired .........     (154,975)    (63,000)
                                       --------    --------
  Outstanding at December 31, 1993    1,021,382     418,775
    Granted ......................           --      93,800
    Exercised ....................       (7,307)    (15,000)
    Cancelled or expired .........     (408,135)    (65,000)
                                       --------    --------
  Outstanding at December 31, 1994      605,940     432,575
    Granted ......................           --     310,000
    Exercised ....................     (440,139)   (120,034)
    Cancelled or expired .........      (83,118)    (61,848)
                                       --------    --------
  Outstanding at December 31, 1995       82,683     560,693
-------------------------------------------------------------
  Exercisable at:
    December 31, 1994 ............      590,318     130,258
    December 31, 1995 ............       82,683      88,619
  Available for grant:
    December 31, 1995 ............           --     304,273
-------------------------------------------------------------

EMPLOYEE STOCK PURCHASE PLAN

     Under the Company's First Employee Stock Purchase Plan, employees may apply up to 10 percent of their compensation to purchase the Company's Common Stock. Prior to February 1, 1994, the purchase price was the lower of 85 percent of the market price at the beginning of the plan year (if employed at that date) or 85 percent of the market price on the business day preceding the date of purchase. Effective February 1, 1994, shares are purchased at market price on the business day preceding the date of purchase. The maximum number of shares that can be purchased under the plan by all employees of the Company, as a group, totaled 5,500,000 as of December 31, 1995 of which 187,000 shares remain unissued. During 1995, 1994 and 1993, 40,000, 110,000 and 494,000 shares were purchased under the plan at an average price of $12.78, $7.78 and $6.02 per share, respectively.

RESTRICTED STOCK PLAN

     Under the Company's 1991 Restricted Stock Plan, 400,000 common shares were designated for granting with certain restrictions to key employees of the Company. The Plan will terminate when all restricted shares have been awarded and are no longer subject to forfeiture. As of December 31, 1995, there were no restricted shares outstanding, reflecting the forfeiture of 300,000 restricted shares by 30 executives.

MANAGEMENT STOCK PURCHASE PLAN

     Under the Company's Management Stock Purchase Plan approved in 1992, 400,000 common shares have been designated (up to 200,000 shares from treasury) for purchase by certain key employees. During 1995, the Company loaned $115,000 to an employee to purchase 9,787 shares of the Company's Common Stock from treasury at a price of $11.75 and employees repaid loans representing 36,696 shares with a value of $301,420. During 1994, no loans were made to employees and employees repaid loans representing 65,000 shares with a value of $493,000. During 1993, the Company loaned $260,000 to employees to purchase 40,000 shares of the Company's Common Stock from treasury at an average price of $6.50 and repurchased 32,000 shares with a value of $232,000. The loans are classified as a reduction of shareholders' equity since they were used to purchase and are secured by Common Stock previously held in treasury. Interest is being charged at 4 percent per annum and the loan principal is payable in full no later than three years from the date of the loan. The number of shares of Common Stock which secure the loans are sufficient to ensure repayment of the loans.

SHAREHOLDER RIGHTS PLAN

     The Board of Directors adopted a Shareholder Rights Plan in January 1989. Under the Plan, one right was distributed for each share of Common Stock outstanding on January 27, 1989, and on each additional share of Common Stock issued after that date and prior to the date the rights become exercisable. The rights become exercisable when 20 percent or more of the Company's outstanding Common Stock is acquired by a person or group or when an offer to acquire is made. Each right entitles the holder to purchase Series A Preferred Stock (which is essentially equivalent to Common Stock) at a 50 percent discount from the then market price of the Common Stock or, in the event of a merger, consolidation or sale of a major part of the Company's assets, to purchase common stock of the acquiring company at a 50 percent discount from its then market price. The rights expire in January 1999 and may be redeemed by the Company at a price of $.01 per right.

Stock Employee Compensation Trust

     On May 3, 1994, the Company established a Stock Employee Compensation Trust
(SECT), which purchased 1,570,200 shares of the Company's Common Stock at a price of $13.4 million. The shares were repurchased from two major shareholders including Kastange Plantage N.V., previously the Company's largest shareholder. The SECT repurchased an additional 200,000 shares in December 1994 from International Business Machines Corporation (IBM) for $1.5 million. During 1995, the SECT purchased an additional 60,400 shares for $.7 million. The stock will be used by the SECT to provide funding for existing employee stock plans and benefit programs. Shares are released from the SECT by the trustee at the request of the Compensation Committee of the Board of Directors. As of December 31, 1995, all shares remain unallocated and therefore are not considered outstanding for purposes of calculating earnings per share. The shares of Common Stock are valued at market with changes in share price from prior reporting periods reflected as an adjustment to capital in excess of par value. This adjustment totaled $20.6 million at December 31, 1995. During 1995 and 1994, the Company loaned $.7 million and $14.9 million, respectively, to the SECT for the purchase of the shares. During 1995 and 1994, dividends paid by the Company to the SECT in the amount of $183,062 and $157,020 were used to repay a portion of the loan made by the Company to the SECT.

(11)     RELATED PARTY TRANSACTIONS

     IBM, which owned approximately 11 percent of the Company's stock prior to 1994, is the Company's largest customer. IBM accounted for $80 million or 23.7 percent, $68 million or 22.7 percent and $80 million or 27.1 percent of consolidated 1995, 1994 and 1993 revenue, respectively. The Company's accounts receivable from IBM at December 31, 1995 and 1994 amounted to $9.6 million and $11.2 million, respectively. No other customer accounted for more than 10 percent of revenue in 1995, 1994 and 1993.

     At December 31, 1993, the Company owned a 16 percent interest in SerCon, a joint venture created to market and implement platforms and standard solutions in the German market. The investment, which had a cost of $318,000, was sold in 1994 at a $638,000 gain.

(12)    LITIGATION

     The Company is involved in litigation arising in the normal course of business. In the opinion of management, any adverse outcome to this litigation would not have a material effect on the financial condition of the Company.

(13)    SEGMENT INFORMATION

     The Company operates in one segment, the services sector of the information technology industry.

     Information concerning the Company's operations by geographic area at December 31, 1995, 1994 and 1993, and for the years then ended, follows (in thousands):

  Financial Information Relating to Domestic and Foreign Operations        1995         1994         1993
  -------------------------------------------------------------------------------------------------------
    Revenue
      North America ...............................................   $ 306,156    $ 274,115    $ 266,150
      Europe ......................................................      33,251       27,444       29,315
                                                                      ---------    ---------    ---------
            Total Revenue .........................................   $ 339,407    $ 301,559    $ 295,465
                                                                      =========    =========    =========

    Operating Income (Loss)
      North America ...............................................   $  25,186    $  14,502    $   2,270
      Europe ......................................................         450          128      (14,838)
      Corporate and Other .........................................     (12,886)     (16,850)     (16,799)
                                                                      ---------    ---------    ---------
            Total Operating Income (Loss) .........................   $  12,750    $  (2,220)   $ (29,367)
                                                                      =========    =========    =========

    Identifiable Assets
      North America ...............................................   $  61,771    $  62,406    $  67,088
      Europe ......................................................      13,280       10,510       13,202
      Corporate and Other .........................................      29,715       22,574       28,281
                                                                      ---------    ---------    ---------
            Total Identifiable Assets .............................   $ 104,766    $  95,490    $ 108,571
                                                                      =========    =========    =========

    Capital Expenditures
      North America ...............................................   $   3,273    $   2,050    $   2,484
      Europe ......................................................         273          123          581
      Corporate and Other .........................................       1,822        2,049        2,378
                                                                      ---------    ---------    ---------
            Total Capital Expenditures ............................   $   5,368    $   4,222    $   5,443
                                                                      =========    =========    =========

    Depreciation and Amortization
      North America ...............................................   $   2,618    $   2,931    $   3,769
      Europe ......................................................         667          676        2,329
      Corporate and Other .........................................       2,861        2,281        1,826
                                                                      ---------    ---------    ---------
            Total Depreciation and Amortization ...................   $   6,146    $   5,888    $   7,924
                                                                      =========    =========    =========

     Corporate and other identifiable assets consist principally of cash and temporary cash investments and other assets.

(14)    QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                       (amounts in thousands, except per share data)

                                                                          Quarters
                                                   -------------------------------------------------------

1995                                               First      Second       Third       Fourth      Total
----------------------------------------------------------------------------------------------------------
  Revenue ....................................   $ 82,226    $ 84,613    $ 85,609    $ 86,959    $ 339,407
  Direct costs ...............................     60,325      61,731      62,358      64,709      249,123
  Selling, general and administrative expenses     18,960      19,751      20,000      18,823       77,534
                                                 --------    --------    --------    --------    ---------

  Operating income ...........................      2,941       3,131       3,251       3,427       12,750
  Net interest and other expense .............       (283)       (291)        (81)        (54)        (709)
                                                 --------    --------    --------    --------    ---------

  Income before income taxes .................      2,658       2,840       3,170       3,373       12,041
  Net income .................................   $  1,594    $  1,899    $  5,158    $  2,125    $  10,776
  Net income per share .......................   $   0.19    $   0.22    $   0.59    $   0.24    $    1.23


                                                                           Quarters
                                                   -------------------------------------------------------
1994 (as restated)                                 First      Second       Third       Fourth      Total
----------------------------------------------------------------------------------------------------------
  Revenue ....................................   $ 77,006    $ 77,950    $ 68,995    $ 77,608    $ 301,559
  Direct costs ...............................     55,750      57,628      53,173      57,454      224,005
  Selling, general and administrative expenses     19,081      18,628      23,955      18,110       79,774
                                                 --------    --------    --------    --------    ---------

  Operating income (loss) ....................      2,175       1,694      (8,133)      2,044       (2,220)
  Net interest and other income (expense) ....         53        (292)       (581)       (178)        (998)
  Gain on sales of assets ....................         --         638      10,710          --       11,348
                                                 --------    --------    --------    --------    ---------

  Income before income taxes .................      2,228       2,040       1,996       1,866        8,130
  Net income .................................   $  1,248    $  1,143    $  1,117    $  1,289    $   4,797
  Net income per share .......................   $   0.12    $   0.13    $   0.13    $   0.15    $    0.52

     Certain amounts in the 1994 quarterly data as previously reported have been reclassified from direct costs to selling, general and administrative expenses to conform with the current year presentation.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Computer Task Group, Incorporated:

     We have audited the consolidated balance sheet of Computer Task Group, Incorporated and subsidiaries as of December 31, 1995 and the related consolidated statements of income, shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The financial statements of Computer Task Group, Incorporated and consolidated subsidiaries as of and for the years ended December 31, 1994 and 1993, were audited by other auditors whose report thereon dated February 10, 1995, expressed an unqualified opinion on those statements.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the 1995 consolidated financial statements referred to above present fairly, in all material aspects, the financial position of Computer Task Group, Incorporated and subsidiaries as of December 31, 1995, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.


/s/ KPMG Peat Marwick LLP

KPMG Peat Marwick LLP
Buffalo, New York
February 9, 1996

CONSOLIDATED SUMMARY - TEN-YEAR SELECTED FINANCIAL INFORMATION
(amounts in millions, except per share data)

  Operating Data                  1995        1994      1993        1992     1991     1990     1989       1988     1987      1986
  -------------------------------------------------------------------------------------------------------------------------------
  Revenue                       $  339.4       301.6     295.5       302.7    285.1    243.9    233.0      218.7    170.1     143.3
  Operating income (loss)       $   12.8        (2.2)    (29.4)**     10.6      3.1     11.2    (14.1)*     10.2      8.4       8.7
  Income (loss) before
  income taxes                  $   12.0         8.1     (30.7)       10.1      1.6     12.6    (11.6)      10.8      8.5       9.3
  Net income (loss)             $   10.8***      4.8     (27.7)        5.6      0.9      7.2     (7.8)       6.4      5.1       5.1
  Net income (loss) per share   $    1.23***     0.52     (2.62)       0.56     0.10     0.77    (0.88)      0.80     0.66      0.68
  Average shares outstanding         8.7         9.3      10.5        10.1      9.3      9.4      8.9        8.1      7.8       7.5

 *  Includes expenses of $17.4 million for restructuring.
**  Includes expenses of $33.5 million for restructuring and impairment losses.
*** Includes a tax benefit of $3.2 million ($.36 per share) related to losses associated with the Company's European operations.

  Financial Position
  -------------------------------------------------------------------------------------------------------------------------------
  Working capital               $   49.5        38.8      51.3        47.7     39.5     35.5     51.4       42.1     38.5      33.2
  Total assets                  $  104.8        95.5     108.6       138.2    139.3    134.0    106.8      111.3     78.0      64.1
  Long-term debt                $    3.6         6.1       8.4        10.5     13.8     11.6      1.4       12.1      0.9       1.0
  Shareholders' equity          $   61.5        50.7      62.5        92.6     87.2     83.3     83.6       67.0     61.1      52.4



MANAGEMENT'S DISCUSSION AND ANALYSIS

1995 VS. 1994

     CTG's 1995 performance resulted in record revenue of $339.4 million, including fourth quarter revenue of $87.0 million, which represented the highest quarterly revenue in the Company's history and the fifth consecutive quarter of revenue growth.

     The total revenue of $339.4 million is an increase of 13 percent over 1994 total revenue of $301.6 million. The majority of the 13 percent annual increase was caused by an 11.7 percent or $32.0 million increase in revenue from North American operations. European revenue increased 21.2 percent or $5.8 million. The aggregate revenue advance is a result of increases in volume of billable time. Billable staff at the end of 1995 increased by 15.5 percent over the 1994 year-end headcount. Billable staff in North America increased by 15.2 percent and European billable staff increased by 18.6 percent. Due to the competitive marketplace, increases in the rates the Company charges its customers were not a significant factor contributing to the revenue increase. Additionally, the increases in revenue occurred despite the sale of several businesses in 1994, which accounted for $17.1 million of revenue in 1994. Accordingly, 1995 revenue from ongoing operations increased by $54.9 million or 19 percent over comparable 1994 figures.

     Management believes the increase in revenue is a result of its Key Client focus; adoption of more flexible employment policies; and continued improvement of its sourcing approach and database. In addition, during the third quarter of 1995 CTG was awarded a contract as one of IBM's nine national technical service providers. The contract covers approximately 60 percent of the total services provided to IBM by the Company and CTG expects to increase its revenue from IBM during the duration of this two-year contract. IBM continues to be the Company's largest customer, accounting for $80 million or 23.7 percent of 1995 total revenue, up from $68 million in 1994 or 22.7 percent of 1994 total revenue. The Company expects to continue to derive a significant portion of its business from IBM in 1996. While a significant decline in revenue from IBM could have a material adverse impact on the Company's revenues and profits, the Company believes a simultaneous loss of all IBM business is unlikely to occur. In addition, the Company continues to expand its non-IBM business which grew by 11 percent or $25.8 million in 1995 compared to 1994.

     Direct costs (defined as costs for billable staff) for 1995 were $249.1 million or 73.4 percent of revenue, compared to $224.0 million or 74.2 percent of revenue in 1994. The decrease in direct costs as a percentage of revenue is consistent with the Company's goal to increase direct profit by increasing the value of its services. The Company expects to continue to reduce direct costs as a percentage of revenue during 1996, as revenues are anticipated to increase more rapidly than direct costs.

     Selling, general and administrative expenses in 1995 were $77.5 million or
22.8 percent of revenue compared to $79.8 million or 26.5 percent of revenue in 1994. Included in the 1994 amount is $4.2 million in charges related to severance and other costs aimed at streamlining future overhead costs. Excluding these charges, 1994 selling, general and administrative expenses were 25.1 percent of revenue. The decrease in these costs as a percentage of revenue is consistent with the Company's continued efforts to streamline operations. The Company expects to continue to reduce selling, general and administrative expenses as a percentage of revenue during 1996.

     Operating income in 1995 was $12.8 million or 3.8 percent of revenue compared to an operating loss of $2.2 million in 1994. The 1994 figure includes the $4.2 million discussed above and a $3.0 million adjustment to revenue for fixed-price project overruns. Excluding these charges, 1994 operating income would have been $5.0 million or 1.7 percent of revenue. The Company's operating income is primarily generated from its North American operations. European operating income increased from $.1 million in 1994 to $.5 million in 1995. The primary reasons for the significant improvement in North American operating income is increased revenue of approximately $32.0 million, a .9 percent improvement in direct profit in 1995 as compared to 1994, and a reduced overhead structure as the Company has not only reduced overhead costs but has also reallocated resources to sourcing, sales, and resource management.

     Interest and other income increased $77,000 or 14 percent to $619,000 in 1995 from $542,000 in 1994. 1995 fourth quarter interest and other income increased by $166,000 as the Company generated additional cash flow from collection of its receivables. Investment and other income had decreased by $115,000 through the first nine months of 1995 versus the comparable 1994 period due to the liquidation of the Company's investment portfolio during 1994.

     During 1994, the Company recognized gains on sales of assets totaling $11.3 million primarily from the sale of its Profimatics, Inc. subsidiary.

     Interest and other expense decreased $212,000 or 14 percent to approximately $1.3 million in 1995 from approximately $1.5 million in 1994. This decrease is primarily due to $380,000 of realized and unrealized losses on marketable securities incurred during 1994. There were no material gains or losses due to foreign exchange on currency in either year.

     The provision for income taxes includes a tax benefit of $3.2 million related to losses associated with the Company's European operations. During the third quarter of 1995, the Company completed an assessment of its alternatives for its European operations, including a determination of the value of these operations. Based on this assessment, the Company recorded tax benefits for these losses which were previously recognized for financial reporting purposes in the fourth quarter of 1993. Without this benefit, the tax rate would approximate 37 percent compared to 41 percent in 1994. The reduction versus the prior year, excluding the effect of the one-time benefit discussed above, is due to losses in 1994 in European operations for which no tax benefit was provided and a tax benefit for a change in estimate of non-deductible expenses. Combined, these tax benefits had a material impact on 1995 net income, and therefore the
10.5 percent effective income tax rate is not indicative of rates that will be experienced in the future.

     Net income for 1995 was $10.8 million or $1.23 per share, compared to $4.8 million or $0.52 per share in 1994. Excluding the tax benefit of $3.2 million related to losses associated with the Company's European operations, net income was $7.6 million, or $.87 per share. Earnings per share was calculated using 8,745,000 and 9,266,000 weighted average shares outstanding in 1995 and 1994, respectively. Weighted average shares outstanding decreased during 1995 due to share purchases during 1995 and 1994 by the Company and its Stock Employee Compensation Trust. These shares are not considered outstanding for purposes of calculating earnings per share.

     The Company expects to continue to increase billable headcount to meet market demand. It remains the Company's goal to reduce costs as a percentage of revenue. The Company continues to review its operations and may dispose of any businesses that are not deemed to be strategic.

     During 1996, the Company will adopt the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and No. 123, "Accounting for Stock-Based Compensation." Management believes the adoption of these standards will not have a significant effect on the Company's operating results, primarily pertaining to Statement No. 123, where the Company intends to continue to apply the accounting provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees" for its stock-based employee compensation agreements.

1994 VS. 1993

     CTG's 1994 performance reflected the actions taken during late 1993 and 1994 to make the Company more competitive in its marketplace.

     During 1994, the Company reviewed its operations and their fit with its long-term strategy, and divested several businesses which were no longer strategic. At the beginning of the third quarter, CTG sold its petroleum industry subsidiary, Profimatics, Inc., to Honeywell Inc. and its Network Systems Integration hardware support business to AmeriData, Inc. Revenue from these sold businesses of $17.1 million and $27.7 million is included in total revenue for 1994 and 1993, respectively.

     Total revenue for 1994 was $301.6 million, an increase of 2 percent over 1993 total revenue of $295.5 million. Revenue from ongoing operations accounted for $284.5 million in 1994 compared to $267.8 million in 1993 for similar operations, an increase of 6 percent. The increase was primarily from North American operations; European revenue increased 1.6 percent or $400,000. The increase in North American revenue is attributable to the Company's 1993 realignment of its sales organization, adoption of a more flexible employment policy, and enhancement of its electronic sourcing database. These actions improved the Company's ability to meet customer requirements and to hire technical staff, as billable staff at the end of 1994 showed an increase of 19 percent over the 1993 year-end headcount. Likewise, fourth quarter 1994 revenue from ongoing operations was 19 percent higher than comparable fourth quarter 1993 revenue. Increases in the rates the Company charges its customers were not a factor contributing to the revenue increase because of the competitive marketplace. Approximately 8 percent of the Company's revenue is from fixed-price engagements, compared to 9 percent in 1993.

The sale of Profimatics contributed to this decline as a high percentage of its business was from fixed-price contracts. 1994 revenue was negatively impacted by $3.0 million related to fixed-price projects experiencing cost overruns.

     IBM continued to be CTG's largest client, accounting for $68 million or
22.7 percent of the Company's revenue, down from $80 million in 1993 or 27.1 percent of 1993 revenue. CTG 's revenue from IBM peaked in 1992 at $86 million or 28.4 percent of CTG's 1992 revenue. Revenue from IBM had been declining since 1992 but started to stabilize during 1994. Revenue from IBM increased $.2 million from the second quarter of 1994 to the third quarter of 1994 and $.7 million from the third quarter of 1994 to the fourth quarter of 1994. Although revenue from IBM stabilized from the first half of 1994 to the second half of 1994, the second half of 1994 is still less than the 1993 second half rate. The Company continued to derive a significant portion of its business from IBM in 1995 and to actively pursue new business at IBM. Additionally, revenue from all other customers grew 8 percent in 1994 compared to 1993.

     Direct costs (defined as the costs for billable staff) for 1994 were $224.0 million or 74.2 percent of revenue, compared to $208.9 million in 1993 or 70.7 percent of revenue. The increase in direct costs is a result of the increase in professional staff, unbilled start up costs for new businesses in 1994 as well as the cost overruns on several fixed-price projects. The Company expects to reduce direct costs as a percentage of revenue in 1995.

     Selling, general and administrative expenses were $79.8 million in 1994 (26.5 percent of revenue) compared to $81.8 million in 1993 (27.7 percent of revenue). Included in the 1994 figures are $4.2 million in charges taken during the third quarter for severance and other expenses to further streamline overhead. This included approximately $2.5 million related to the retirement in September 1994 of the Company's former Chairman and Chief Executive Officer. The Company also spent $6.6 million on its recruiting activities during 1994 in order to increase the number of billable staff, compared to $3 million in 1993. Excluding these additional costs, overhead expense decreased, reflecting the impact of the 1993 restructuring on staff reductions and facility consolidations as well as an annual savings of $1.2 million in amortization of acquired intangibles.

     The Company reported an operating loss of $2.2 million for 1994, compared to a 1993 operating loss of $29.4 million. A primary cause for the 1994 loss was the third quarter charges reflected in the Company's third quarter operating loss of $8.1 million. The loss was due to $3.0 million in project overruns and $4.2 million in unusual expenses as discussed above. Included in the 1993 operating loss was $34.1 million of restructuring-related write-offs, consisting of $26.4 million for writedown of acquired intangibles, $1 million write-off of fixed assets, $3.7 million in severance as the Company implemented SFAS No. 112 "Employers' Accounting for Postemployment Benefits," and $3 million of other restructuring expenses. Operating income for ongoing European operations was breakeven in 1994, compared to a $.5 million loss in 1993, after adjusting for the 1993 write-off of $14.3 million in European acquired intangibles. The primary reason for the improvement was a $.7 million reduction in amortization of acquired intangibles, resulting from the 1993 writedown. The Company's Belgium operations improved slightly but this was offset by reduced profitability in the United Kingdom.

     Interest and other income decreased $.9 million or 62 percent and interest and other expense decreased $1.2 million or 44 percent. The Company liquidated its marketable securities during the first half of 1994 so investment income decreased $.2 million. Also, the Company sold real property located in Buffalo, New York during 1993 and realized a $.2 million gain on the sale. The Company recognized a $.9 million net unrealized loss on a marketable security during 1993, compared to $.3 million in net realized and unrealized losses on marketable securities in 1994. Interest expense remained constant at $1.1 million as the average daily bank borrowings were stable although interest rates increased throughout 1994. There were no material gains or losses due to currency fluctuations or translations.

     CTG recognized pretax gains of $10.7 million in the third quarter from the sale of its petroleum industry subsidiary, Profimatics, Inc., and from the sale of its Network Systems Integration hardware support business (NSI). Profimatics was sold to Honeywell Inc. for $17.0 million, less $1.3 million paid to a minority shareholder, resulting in a pretax gain on sale of $10.6 million. NSI was sold to AmeriData, a subsidiary of Sage Technologies, for $1.5 million, resulting in a gain of $92,000. A loss of $5.4 million related to the disposal of NSI was included in the 1993 restructuring charge. Also included in the gains on sales of assets was a $638,000 gain on the sale of the Company's 16 percent interest in SerCon, a joint venture with IBM Germany. This investment was sold to IBM Germany during the second quarter for $956,000.

     Income before income taxes was $8.1 million in 1994, an increase of $38.8 million over 1993's pre-tax loss of $30.7 million. The 1994 provision for income taxes was 41 percent of income before income taxes. This was lower than the Company's historical effective rate of 43 percent to 45 percent due primarily to two factors. The reduction in the Company's amortization of acquired intangibles reduced the amount of nondeductible expenses. Also, a tax benefit of $.5 million was recorded in the fourth quarter resulting from the sale of the marketable security which generated the unrealized loss in 1993. No tax benefit had been recorded in prior years for this capital loss because the Company did not have sufficient capital gains to record a deferred tax asset.

     Net income for 1994 was $4.8 million or $0.52 per share, compared to a net loss of $27.7 million in 1993 or $2.62 per share. Earnings per share were calculated using 9,266,000 weighted average shares in 1994 (8,559,000 for the fourth quarter) and 10,549,000 weighted average shares in 1993. Weighted average shares outstanding were reduced because the Company and its Stock Employee Compensation Trust purchased approximately 2.5 million of its common shares during 1994 and 256,000 shares outstanding under the Company's 1991 Restricted Stock Plan were forfeited and returned to treasury during 1994. The Stock Employee Compensation Trust (SECT) purchased 1,770,200 of the shares. These shares remained outstanding for voting purposes although they are not considered outstanding for purposes of calculating earnings per share.

FINANCIAL CONDITION

     Cash provided by operations during 1995 was $22.2 million. Accounts receivable increased by $2.9 million or 5.2 percent, resulting from the 12 percent increase in fourth quarter 1995 revenue as compared to the fourth quarter of 1994. The accounts receivable increase is smaller than the increase in quarterly revenues due to continued improvements in cash collections.

     The net deferred income tax asset decreased $1.2 million to $4.0 million at December 31, 1995 from $5.2 million at December 31, 1994. This decrease resulted primarily from payments of previously accrued restructuring expenses and other items that are deductible in 1995. Income taxes receivable decreased by $2.9 million primarily due to the effect of $2.9 million in tax refund payments received by the Company during 1995 related to the December 31, 1994 tax receivable.

     The Company's strong cash flow eliminated the need for short-term borrowing at the end of 1995. The increase in Company headcount and normal fluctuations in year-end payroll payments caused a $3.8 million increase in accrued compensation. The $2.3 million decrease in other current liabilities is primarily due to payments for restructuring expenses and other severance costs of $1.8 million. Amounts remaining accrued at December 31, 1995 for restructuring expenses and other severance costs are $.7 million and $.7 million, respectively.

     Deferred compensation benefits increased by approximately $2.1 million primarily due to a change in the weighted average discount rate utilized by the Company's actuary. An offsetting $1.9 million minimum pension liability has been included in shareholders' equity. Other liabilities decreased by approximately $1.0 million primarily due to the $.9 million reclassification to current liabilities for severance costs payable during 1996.

     Net property and equipment increased by $191,000 representing the offsetting effects of normal purchasing activity of $5.3 million and depreciation and amortization expense of $5.1 million. Net acquired intangibles decreased by $741,000 primarily due to current year amortization expense of $1.0 million and translation adjustments reflecting a weaker U.S. dollar during 1995.

     Financing activities of the Company used $6.0 million during 1995. The Company repaid $2.5 million of long-term debt in accordance with the terms of the loan agreements and net payments of $4.5 million were made on short-term borrowings. The Company is in compliance with all applicable debt agreement financial ratios and covenants, the most restrictive being the maintenance of a minimum current ratio of 1.5 to 1. At December 31, 1995, the Company's current ratio is 2.7 to 1.

     Approximately 40,000 shares of Common Stock were issued to employee participants of the Company's Employee Stock Purchase Plan during 1995, which generated funds of approximately $.5 million. During 1995, the Company repurchased approximately 298,000 shares for $4.3 million. Proceeds from other stock plans include $5.3 million from the exercise of stock options, $.7 million in tax benefits related to stock options and net repayments from the Management Stock Purchase Plan of $.2 million. In May 1995, the Company's Stock Employee Compensation Trust (SECT) repurchased approximately 60,000 shares of the Company's Common Stock for $.7 million for purposes of providing funding for existing employee stock plans and benefit programs. Stock held by the SECT was remeasured to fair value as of December 31, 1995, totaling a $20.6 million adjustment to the SECT and capital in excess of par value. The Company paid a $.10 per share dividend to shareholders during the second quarter, totaling $.8 million.

     The Company has approximately $54 million in aggregate lines of credit which are renewable annually at various times throughout the year.

     On October 26, 1994, the Company authorized the repurchase of 1 million shares and on July 21, 1995 authorized the repurchase of another .7 million shares of its Common Stock for treasury. At December 31, 1995, approximately 462,000 shares have been repurchased under the authorizations.

     The Company believes existing internally available funds, cash generated by operations and borrowings will be sufficient to meet foreseeable working capital, stock repurchase and capital expenditure requirements and to allow for future internal growth and expansion. The Company has no material commitments for capital expenditures at the end of 1995.

ADDITIONAL INFORMATION

STOCK MARKET INFORMATION

  Year ended December 31, 1995:                         High              Low
  ---------------------------------------------------------------------------
  First Quarter                                        12 1/8            8 1/8
  Second Quarter                                       14 1/8           10 3/8
  Third Quarter                                        16 1/8           13 1/4
  Fourth Quarter                                       22               14 1/4

  Year ended December 31, 1994:                          High              Low
  ---------------------------------------------------------------------------
  First Quarter                                         8 5/8            6 3/4
  Second Quarter                                        9 3/8            7 1/2
  Third Quarter                                        10 1/8            8 1/4
  Fourth Quarter                                        8 7/8            7 5/8

     The Company's common shares are traded on the New York Stock Exchange under the symbol TSK, commonly abbreviated Cptr Task. The shares are listed on the Amsterdam Stock Exchange and are traded by means of the Amsterdam Security Account System (ASAS).

     On February 9, 1996, there were 3,535 record holders of the Company's common shares. The Company paid an annual cash dividend of $.10 per share in 1995, 1994 and 1993, and prior to that had paid $.05 per share annually since 1976 plus a 10 percent share dividend in 1980. The Company expects to continue to pay cash dividends subject to the availability of earnings, the financial condition of the Company, and other relevant factors at the time.


ANNUAL MEETING

     The annual meeting of shareholders has been scheduled for April 24, 1996 in Buffalo, New York for shareholders of record on March 13, 1996.

FORM 10K AVAILABLE

Copies of the Company's Form 10K Annual Report, which is filed with the Securities and Exchange Commission, may be obtained without charge upon written or verbal request to:

     Computer Task Group, Incorporated
     Investor Relations Department
     800 Delaware Avenue
     Buffalo, NY 14209
     (716) 887-7400

TRANSFER AGENT AND REGISTRAR

BOSTON EQUISERVE

     Our Transfer Agent is responsible for our shareholder records, issuance of stock certificates, and distribution of our dividends and the IRS Form 1099. Your requests, as shareholders, concerning these matters are most efficiently answered by corresponding directly with Boston EquiServe:

     Computer Task Group, Incorporated
     c/o Boston EquiServe Investor Relations
     Mail Stop: 45-02-64 P.O.
     Box 644 Boston, Massachusetts 02102-0644
     (617) 575-3170 (MA residents)
     (800) 730-4001

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
     KPMG Peat Marwick LLP
     700 Main Place Tower
     Buffalo, New York 14202

BOARD OF DIRECTORS
--------------------------------------------------------------------------------

G. DAVID BAER
Co-Founder, Computer Task Group, Inc.
Retired Executive Vice-President,
Computer Task Group, Inc.

GEORGE B. BEITZEL
Retired Senior Vice President and Director
IBM Corporation

RICHARD L. CRANDALL
Chairman, Comshare, Incorporated

GALE S. FITZGERALD
Chairman & Chief Executive Officer
Computer Task Group, Inc.

PAUL W. JOY
Retired Vice Chairman, American Brass Company

RANDOLPH A. MARKS
Co-Founder, Computer Task Group, Inc.
Retired Chairman, American Brass Company

BARBARA Z. SHATTUCK
Principal, Shattuck Hammond Partners Inc.

OFFICERS
--------------------------------------------------------------------------------

GALE S. FITZGERALD
Chairman & Chief Executive Officer

RICHARD BALLOU
Vice President, Operations, Mid-Atlantic
& South Regions

CHARLES A. BARBOUR
Vice President, Operations, Midwest Region

JAMES R. BOLDT
Vice President, Finance & Chief Financial Officer

LOUIS J.F. BOYLE
Vice President & Chief Information Officer

JANICE M. COLE
Vice President, Operations, Northeast Region

BEATRICE C. DEROCCO
Vice President, Operations, West Region

MICHAEL E. GRICH
Vice President, Operations, Central Region

STEPHEN A. HOFFMAN
Vice President, Operations, IBM National Delivery

JOSEPH G. MAKOWSKI
Vice President, General Counsel & Secretary

MARK V. MEGREGIAN
Vice President, Project Performance

NICO H. MOLENAAR
Vice President & Managing Director, CTG Europe

CTG LOCATIONS
--------------------------------------------------------------------------------
ALBANY, NY
(518) 456-9323
(National Healthcare Group)
(518) 464-4147

ANCHORAGE, AK
(907) 261-6500

ATLANTA, GA
(770) 263-3400
(800) 345-6855

AUSTIN, TX
(512) 502-0190

BALTIMORE, MD
(410) 837-3700

BOSTON, MA
(617) 937-5564

BUFFALO, NY
(Corporate HQ)
(716) 882-8000
(800) 992-5350

CENTRAL PA
(717) 691-8999

CHARLOTTE, NC
(704) 527-6730

CHICAGO, IL
(708) 434-0312

CINCINNATI, OH
(513) 793-6611

CLEVELAND, OH
(216) 524-6441

COLUMBUS, OH
(614) 268-8883

DALLAS, TX
(214) 919-1567
(800) 345-7782

DELAWARE VALLEY
(610) 891-7200
(800) 891-7270

DENVER, CO
(303) 770-8833

DES MOINES, IA
(515) 225-8379

DETROIT, MI
(810) 746-6090

FT. LAUDERDALE, FL
(305) 486-7105

FT. WAYNE, IN
(219) 426-5101

GRAND RAPIDS, MI
(616) 956-0131

GREENVILLE, SC
(803) 297-4790

HARTFORD, CT
(203) 828-2029

HUDSON VALLEY
(203) 790-9556

INDIANAPOLIS, IN
(317) 578-5100

JACKSONVILLE/ORLANDO, FL
(904) 296-9100

KANSAS CITY
(913) 469-4188

MELBOURNE, FL
(407) 725-1300

MEMPHIS, TN
(901) 766-9335

MERRILLVILLE, IN
(includes Midwest Region HQ)
(219) 738-1908

MILWAUKEE, WI
(414) 223-3777

NASHVILLE, TN
(615) 373-0794

NEW YORK/NEW JERSEY
(908) 685-5800

OMAHA, NE
(402) 342-0494

PHOENIX, AZ
(602) 943-5527

PITTSBURGH, PA
(412) 323-8600
(Metals)
(412) 963-8288

PORTLAND, OR
(503) 222-2915

RALEIGH, NC
(includes South and
Mid Atlantic Region HQ)
(919) 851-9008
(800) 851-6577

ROCHESTER, NY
(716) 325-4220

SALT LAKE CITY, UT
(801) 363-0800

SAN FRANCISCO, CA
(includes West Region HQ)
(415) 974-5454

SAN JOSE, CA
(408) 441-6777

SEATTLE, WA
(206) 827-8270

ST. LOUIS, MO
(includes Central Region HQ)
(314) 469-7100

SYRACUSE, NY
(includes Northeast Region HQ)
(315) 463-6276
(800) 272-5852

TAMPA, FL
(813) 289-4471

TORONTO, ONT., CANADA
(416) 360-3756

WASHINGTON, DC
(703) 790-1557

WINSTON SALEM, NC
(910) 724-4441

CTG EUROPE

THE NETHERLANDS
(including Europe HQ)
31-23-5684100

BELGIUM
32-2-720  51  70

ENGLAND - NOTTINGHAM
44-1159-678 078

ENGLAND - READING
44-1734-750  877

INTERNET ADDRESS:
http://www.ctg.com

[PHOTO]

As CTG celebrates its 30-year anniversary, we bid a fond farewell to G.
David Baer, (center) co-founder of CTG, who retired last year. David's vision made CTG one of the best places to work in the IT industry. He has been a friend and a mentor to many CTG professionals, and a driving force behind CTG's growth. His colleagues wish him well.