Form 10-K405, Exhibit 13
period 1996-12-31
COMPUTER TASK GROUP INC
filed 1997-03-28
CIK 23111

                                                                      EXHIBIT 13
                                                                      ----------




                        COMPUTER TASK GROUP, INCORPORATED
                        ---------------------------------





1996 Annual Report to Shareholders.

                               1996 ANNUAL REPORT

                               CULTIVATING GROWTH

Partners in Information Technology



CTG is a leading provider of information technology (IT) services. Founded in 1966, CTG has 55 offices in North America and Europe and 5,000 talented IT professionals. CTG is listed on the NYSE under the symbol TSK.

At CTG we have three major goals. First, to build strategic partnerships with our clients so we consistently provide value-added services that help them compete in their industries. Second, to attract and retain the best IT professionals and remain one of the best places to work in our industry. Third, to reward our shareholders by achieving solid returns.

CTG's culture of knowledge exchange brings together the right people with the right tools, methodologies and quality-management processes to deliver the services our clients need, when they need them. CTG's customizable services extend from business consulting to development and integration to managed support, and include consulting services such as year 2000 compliance, internetworking services and applications outsourcing.



Financial Highlights

REVENUE FROM ONGOING
OPERATIONS
IN MILLIONS OF DOLLARS

NET INCOME
IN MILLIONS OF DOLLARS

EARNINGS PER SHARE

WORKING CAPITAL
IN MILLIONS OF DOLLARS

STOCK PRICE (at year end)

*Excluding the effect of a non-recurring tax benefit of $3.2 million, or $0.36 per share, taken in the third quarter



Contents


Letter to Our Shareholders............................2

Frequently Asked Questions About CTG..................4

Consolidated Financial Statements....................11

Notes to Consolidated Financial Statements...........16

Report of Independent Auditors.......................26

Consolidated Summary --
   Ten-Year Selected Financial Information...........27

Management's Discussion and Analysis.................27

Additional Information...............................30

Board of Directors & Officers........................31

CTG Locations........................................32



This Annual Report contains certain forward-looking statements concerning the Company's current expectations as to future results. Such forward-looking statements are contained in the sections of the Annual Report entitled Letter to Our Shareholders, Frequently Asked Questions About CTG, and Management's Discussion and Analysis. Words such as "believes," "forecasts," "intends," "possible," "expects," "estimates," "anticipates," or "plans" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements should be read in conjunction with the Company's disclosures set forth in the first paragraph of Management's Discussion and Analysis section, on page 27, which is incorporated by reference.


Dear Fellow shareholders



If you have been following CTG during 1996, I'm sure you are as pleased as I am at our progress and our accomplishments. Thanks to the efforts of more than 5,000 of my CTG colleagues, our success at attracting and retaining professionals, and strong business growth as a result of our Key Client strategy, we have reported the most profitable year in our history.

Revenues for the year were $365.1 million, an increase of 7.6% over revenues from 1995. Net income and earnings per share (EPS) were $11.1 million and $1.25, respective increases of 46.3% and 43.7% over 1995, excluding the effect of a non-recurring $3.2 million tax benefit realized in the third quarter of 1995.

As a result of our plans and performance, shareholder value has increased significantly.

Last year we told you our primary strategic goals were to focus on Key Clients (i.e., companies who view CTG as a strategic partner), to attract and retain the best information technology (IT) professionals, and to improve profitability. We have done that and the results show it. We are obtaining more business from our Key Clients, we have increased the number of IT professionals in CTG and we are experiencing improved profitability.

Today's businesses are increasingly dependent upon information systems to remain competitive; that dependence extends to those professionals who design, develop and maintain those information systems. While economics are dictating that IT professionals add more value, simultaneously, we are entering an era in which demand for computer professionals will grow faster than almost any other skill category. The year 2000 compliance challenge will only exacerbate that demand. Managing these issues is the core competency of CTG and, thus, is the value of having CTG as a strategic partner. The company's proactive recruiting approach--CTG-SmartSource--provides access to more than 170,000 qualified IT professionals and gives CTG a distinct competitive advantage in the face of this supply-constrained environment.

One of our most important goals is to improve profitability. In 1996 we made great strides in profit contributions, and we plan to continue along this path. Our year-end 1996 net income margin was 3.0%, compared to 2.2% at year-end 1995. So, as planned, we are making healthy, incremental progress.

As we approached 1997, we believed our progress as a company would be advanced by emphasizing three critical factors: revenue growth, retention and recruiting of IT professionals. In 1996 we made significant operational changes to improve our performance in these three areas. These improvements include strengthening the resource management functions within our delivery teams, further developing sales and marketing functions, and optimizing retention and recruiting. Also, we are substantially increasing our training capabilities. In 1997 we expect to increase training and education budgets by 25% and to offer three to four times the number of entry-level training classes we offered in 1996. We expect these training and education changes to help us in recruiting, retaining and developing our professionals.

We have been very successful in attracting and retaining professionals. A number of programs have been implemented to accommodate our professionals' desires for career development, communication, training and benefits. In 1996 we were officially recognized for our efforts when we were named one of the 100 best places to work in IT by Computerworld. We are extremely proud of this achievement.

Our Key Client strategy has already increased our "value-added" contracts, and we discuss some of last year's most interesting contracts in this annual report. Value-added services involve the use of our proprietary methodologies and our strong consulting or project management abilities. These types of services provide additional value to our clients and help us build lasting client relationships. Good examples are application maintenance outsourcing, helpdesk services, year 2000 services and internetworking services.

Our focus on Key Clients--those clients with whom CTG can build strong, lasting, high-value relationships--has resulted in 150 to 200 such partnerships and improved profitability. Business from our top 50 clients is growing faster than the industry (19%), and we expect this to continue to fuel our future growth.

This industry continues to be one of the most dynamic. We remain committed to being a leader in IT services, and, given our performance in 1996 and our prospects for 1997 and beyond, we believe we are succeeding. With the creativity of our 5,000 talented professionals and the confidence of our shareholders, our opportunity is unlimited.

Thank you for your continued support.



Gale S. Fitzgerald
Chairman and CEO

CULTIVATING GROWTH

Over the past few years, we have been very pleased that CTG's growth has caught the attention of investors worldwide. With this attention have come many questions about the company, our industry and our operations. Indeed, our industry sector is unlike most. We are neither a temporary staffing firm nor a software producer nor a computer hardware manufacturer. We provide services that allow our clients to use information technology as a competitive tool. Understanding our industry's dynamics is vital to tracking your investment. So as we explore new avenues for growth, we thought our shareholders would find it helpful to hear the answers to the questions we are most frequently asked.

Operational
-----------

What services does CTG provide?

CTG's services revolve around the three major phases of any business solution: plan, develop and manage/maintain. Aligned to these phases are CTG's integrated services: Business Consulting, Development and Integration, and Managed Support. Our services are customized to add the greatest value to our clients' operations. Our services include, but are not limited to, strategic IT alignment, IT architecture, business process modeling, technology selection, software design, development, testing, integration, systems operation, management and maintenance, internetworking services and year 2000 services. Our value-added services are backed by a suite of proprietary methodologies.

What types of contracts is CTG pursuing and winning?

This year alone CTG has won many contracts to perform value-added services, and we continue to pursue this type of work with our Key Clients. We have publicly announced contracts with IBM Canada; Calvin Klein Cosmetics Company; Palm Beach County, Florida; and British Petroleum. Other projects won in 1996 are discussed elsewhere in this report. Very often our contracts involve competitive initiatives for our clients, and in these cases we are restricted from identifying the client by name.

Does CTG specialize in any industries?

Although we serve most industries, we have specialized talent in the service, manufacturing, pharmaceuticals, telecommunications, energy and healthcare industries. We are always expanding our industry expertise to be sure we're prepared to handle our Key Clients' most pressing business issues.

What is your operational strategy?

Our operations are structured to allow our local delivery teams to provide high-value IT services within a framework of quality assurance and long-term commitment, so our clients get the most from our talent and resources. Operationally, we reward relationship-building and client satisfaction, as well as employee satisfaction and retention, because these are the drivers of our growth.

What is a Key Client, and how many do you have?

Key Clients are companies that present CTG with the greatest opportunity to add value to their businesses as a strategic partner. Out of approximately 500 clients, 150 to 200 have been identified as representing strategic opportunities.

What is the nature of CTG's relationship with IBM?

CTG has a long-standing business relationship with IBM, and IBM is CTG's largest Key Client, representing 29% of CTG's business during 1996. We serve IBM in the U.S., Canada and Europe, and provide a variety of services ranging from software development to helpdesk support. In 1995, CTG was named one of nine authorized national technical services providers to IBM in the U.S. In 1996, CTG was named a core IT service provider to IBM Canada. To serve IBM's needs in the U.S., CTG created the IBM National Team.

How is CTG using the Internet?

The Internet and the worldwide web are key components of our internal and external communications infrastructure. Our internal web site is the repository for much of CTG's packaged knowledge. Thousands of users have visited our public web site to learn about CTG. The Internet and the worldwide web present important opportunities for new business. Our InterNetworking Team and our interdisciplinary Web Team are developing Internet/intranet tools to support Key Clients, and looking for ways to use the web to improve employee and client satisfaction and revenue and profit growth.

How is CTG doing on its strategy to move into value-added services?

CTG's Key Client strategy has helped us quickly increase IT consulting contracts. In the past two years, we have won many contracts to perform services such as application outsourcing, helpdesk, year 2000 assessments and client/server development. We expect these types of services to make up a growing percentage of our business. Consulting or value-added services require that CTG manage to a specific deliverable or service level. Over the past several years, CTG has evolved to a point where we are structurally and procedurally well-equipped to provide deliverable- or service level-based services. Our Innovations in Quality program has built processes and formal methodologies for project management and service quality assessments, as well as for all of our value-added services. Our staff of professional project managers and directors is specifically focused on ensuring our projects are performed to meet client specifications.

Who are your competitors?

CTG's competitors are numerous and varied. They include companies such as Alternative Resources Corp.; American Management Systems; Analysts International Corp.; CIBER, Inc.; Computer Horizons Corp.; Compuware Corp.; Keane; and Technology Solutions Corp.

What is CTG doing in the year 2000 arena?

CTG views year 2000 compliance as a business issue, not a technology issue. Our Millennium Services Team provides year 2000 services to CTG's Key Clients only, and we are very focused in the way we deliver these services. CTG has been doing conversions for 30 years. We will use our year 2000 framework as well as other proprietary conversion/migration tools, utilities and approaches to provide these services. Our Key Clients value flexibility in solutions; we have many tool vendor alliances, none of which is exclusive. Rather, we partner with vendors only when it is right for our clients.

What will be the financial impact of the year 2000?

The financial opportunity is hard to assess. Our commitment is to apply our expertise for the benefit of our Key Clients. As one of the premier companies with proven expertise in year 2000 services, we expect this time-constrained situation to result in increased business for CTG for years to come.

Professionals
-------------

How does CTG help its employees grow professionally?

CTG has many programs that give our professionals new opportunities to build their careers. Our Career Management System is a formal process for identifying and pursuing career paths. Our Training Services Team assesses professional and technical education and makes it available to our widely dispersed professionals via the worldwide web and other media. CTG-Net, our internal tool for knowledge exchange, gives our employees access to professional and technical information. Each local delivery team and region has professionals dedicated to ensuring the satisfaction of our technical experts. Everyone at CTG is charged with attracting and retaining CTG's professionals, and improvements are being realized continuously.

What are CTG's plans for dealing with the shortage of IT professionals?

CTG-SmartSource, the company's proactive recruiting approach, puts us head and shoulders above other firms by allowing us to identify talent and match it with the opportunity. We have more than 170,000 qualified IT professionals available to us through CTG-SmartSource and even more through the Internet, which has become a valuable recruiting tool. In the past two years we have hired more people than at any other time in our history. Our focus is on retaining and developing our professionals through initiatives geared toward improving professional development, career growth, communication and benefits. We're also investing in entry- level people through CTG's Graduate Program, an intensive curriculum geared toward recent college graduates and new entrants to the IT work force.

Why was CTG named one of the 100 best places to work in IT by Computerworld?

Computerworld surveyed 1,100 organizations to find exceptional I/S organizations. Rated categories included compensation, recognition, benefits, employee growth, diversity, financial growth and training. CTG was one of only six professional services companies that placed in the top 100. We believe we were chosen because we are a progressive employer that has undergone significant structural and strategic changes over the past several years, aimed at attracting and retaining the best IT professionals. Computerworld's recognition was significant for CTG and sets us apart from our competitors.

How much do you plan to invest in education and training?

In 1995, CTG spent $4 million on training and education. In 1996, that figure rose to $5 million. The company plans on increasing training expenditures by 25% in 1997.

Financial
---------

What accounts for your modest revenue growth compared to the industry?

As we became more focused on Key Clients, we had to transition away from others. This necessary transition slowed overall revenue growth but positively impacted Key Client revenue growth and overall profitability.

How are your margins shaping up?

Our strategy is to consistently and incrementally improve our margins.

What is the impact of your Key Client strategy on revenue and profits?

CTG's Key Client strategy has been the driver for our incremental improvements in profitability and revenue.

What percentage of business comes from Europe?

Approximately 11% of CTG's business is generated by our European operations.

Is your European operation contributing to profitability?

During the past year alone, Europe's profitability as a percentage of revenue has approached that of our U.S. operations and is a key contributor to CTG's improvements in overall profitability.

Does CTG have plans to increase its annual dividend?

CTG is positioned as a growth company. We are always looking for ways to improve shareholder value, and all options are continuously evaluated by the board of directors.

What will you do with your cash? Do you have plans for acquisitions?

In 1996, we repaid $6 million in long-term debt and ended the year with $41.5 million in cash. We are pleased with our performance in cash management. We are actively assessing appropriate acquisition opportunities and other good uses for the cash we have generated.

Does CTG have any investment analyst following?

During 1996, we had captured the attention of three investment firms:
Oppenheimer, Janney Montgomery Scott and Hanifen Imhoff. All had buy recommendations for TSK as of year-end 1996.

How profitable is the IBM national technical contract?

CTG was positively impacted by this contract. CTG had the foresight to build a national delivery structure that accommodated IBM's service level requirements at an acceptable profit level. The national team model is being used for IBM Canada and other national clients, such as British Petroleum.

Do you have any plans to increase the stock float?

Our stock has experienced continued good performance. During 1995, the average number of shares traded daily was 16,500. During 1996, that number rose to 40,000. We are pleased with the progress we've made so far.

Do you have any plans to repurchase more stock?

In 1996, we repurchased 86,000 shares in open market transactions. Our Stock Employee Compensation Trust (SECT), which was formed in 1994 to fund employee benefit programs, holds 1.8 million shares. We have a 1.1 million share repurchase authorization, and we go to the market when it makes good financial sense for the company.

What are CTG's projections for revenue and net income?

While we do not make projections on financial performance, we are committed to continuing incremental growth in revenue and profitability.

IN 1996

With our Key Clients, CTG is winning more and more contracts to provide value-added services. Here's a snapshot of CTG's business from 1996.


REVENUE BREAKDOWN BY INDUSTRY
--------------------------------------------------------------------------------

                                  SERVICES 52%

                                    FINANCIAL
                                       9%

                                MANUFACTURING 21%

                                      OTHER
                                       14%

                                WHOLESALE/RETAIL
                                       4%


SERVICES
--------------------------------------------------------------------------------

Multinational computer hardware and
software manufacturer
CTG won multi-million dollar helpdesk contracts for this international computer hardware and software firm. After several years of success with this client, these contracts establish CTG's leadership in new geographical areas. CTG is responsible for daily operations and fulfillment at these support centers.

KPN Research (research subsidiary of Royal PTT Nederland, NV)
CTG's European operation was selected as the sole vendor to KPN Research in its migration of 800 workstations to the Windows NT 4.0 operating system. CTG's services will range from requirements definition to company-wide rollout to user training and support.

British Petroleum Outsourcing in the Americas
As part of British Petroleum's (BP) efforts to reduce IT costs and focus on its core business, the company selected CTG, as part of a four-company federation, to manage applications support and development for all BP operations in North and South America. CTG created an international delivery team and, over the past few years, has supported BP in the areas of exploration, production, transportation, refining, distribution and petroleum retailing. As a strategic IT partner with BP, we operate under a shared risk and reward program and have helped BP reduce application maintenance costs by more than 40% over 21/2 years.

Alyeska Pipeline Service Company
In 1995, Alyeska Pipeline Service Company named CTG its sole IT services provider. CTG's Anchorage office has developed a strong alliance with Alyeska and is managing all of the company's service delivery for IT to meet its strategic goals. Additionally, in 1996, CTG won contracts to perform the following projects for Alyeska: quality plan; network security assessment project; VM replacement project; organizational assessment; technology selection; infrastructure assessment; strategic planning project; corrosion data management project; and intranet deployment project.

Philadelphia Electric Co.
CTG's Delaware Valley office developed and implemented an expense reimbursement system for Philadelphia Electric. Services ranged from the development of functional specifications through design, implementation and training for this mainframe-based system.

Union Gas
CTG's Toronto office was named one of Union Gas' selected vendors to provide a variety of professional and consulting services.

Buffalo General Health Systems (BGHS)
CTG's Buffalo office is assisting BGHS in defining their information requirements for the changing healthcare environment and providing recommendations to achieve their critical business objectives.


MANUFACTURING
--------------------------------------------------------------------------------

Wyeth-Ayerst Laboratories
CTG's Melbourne office was contracted by Wyeth-Ayerst Laboratories to conduct a Joint Technology Selection study and to implement a Product Data Management system for manufacturing and package specifications. CTG also facilitated development of information models to improve the supply chain processes. The project will involve the automation of 15 plants.

Hoechst Celanese Chemical Group
CTG's Dallas office won the contract to outsource this Key Client's system operations and support center.

Calvin Klein Cosmetics Company (CKCC)
CTG's Melbourne office successfully completed a three-year warehouse and manufacturing operations re-engineering project at CKCC's distribution and manufacturing centers in Mt. Olive, NJ. The project involved designing and implementing a warehouse management system and a manufacturing system to support CKCC's logistics and production missions.

A worldwide soft drink manufacturer/distributor

CTG was selected as one of six Strategic Business Partners authorized to provide professional and value-added services to this client. Services provided by CTG include project management, client/server, database administration and mainframe development.

Rich Products Corp.
CTG's Buffalo office is assisting this client, through the use of CTG's Joint Technology Selection methodology, in the selection of a product and formula specification package for Rich's Research and Development department.

Frito-Lay, Inc.
CTG's Melbourne office completed a study to define Frito-Lay's system requirements and implementation planning for a custom warehouse management system. Following the study, CTG was contracted to develop, implement, install and support Frito-Lay's Inventory Control System in 24 U.S. sites, making Frito-Lay one of the industry's most advanced automated distributors.

COBE Laboratories, Inc.
CTG's Denver office was awarded a contract to perform application development and engagement management for an internal productivity application.

Eastman Kodak Company
CTG's Rochester office continues to support Eastman Kodak Company in a number of areas, the most recent being support of legacy system applications for Kodak's Worldwide Logistics Information Systems Division.

Lone Star Steel
Lone Star Steel has outsourced its I/S department to CTG's Dallas office. CTG is providing development, maintenance, and support, as well as external vendor management.

Gallatin Steel
CTG's Cincinnati office is providing industry-specific strategic IT consulting as well as existing system support to this client.

Weyerhaeuser Canada Ltd.
CTG's Toronto office is providing a variety of IT consulting services to Weyerhaeuser's Canadian operations.


FINANCIAL
--------------------------------------------------------------------------------

ABN-AMRO Bank N.V.
CTG's European offices are providing business consulting, managed support and other IT services to assist this Netherlands-based international bank in several key IT areas. As one of the preferred partners, we are conducting impact assessments and conversions in preparation for the year 2000 and Euro economic impact. We were selected for our knowledge of conversions and migrations, year 2000 issues and international business environments.

First Security Information Technology, Inc. (FSITI), a subsidiary of First Security Bank CTG's Salt Lake City office is working with FSITI in their business design effort. Services include network architecture rollout, mainframe operations, and automation and helpdesk consulting.

NationsBank
CTG's Charlotte office was selected as one of nine preferred vendors to provide professional software services to NationsBank on a national basis. NationsBank operates in 38 states and is one of the largest banks in the U.S.


OTHER: STATE AND LOCAL GOVERNMENT
--------------------------------------------------------------------------------

Palm Beach County

CTG's Atlanta office won a multi-million dollar contract with Palm Beach County, Fla., to create a new criminal justice computer system. CTG will integrate all of the county's criminal justice agencies on a single, efficient computer system.

Alaska Industrial Development Export Authority
CTG's Anchorage office provided conversion, development and training services as part of a project to install accounting software and convert an existing mortgage loan system to a client/server environment. CTG continues to provide support for the applications.

What Will Drive the Growth of the IT Services Industry?
As companies increase their dependence upon information systems, their need for IT experts to design, develop and maintain those systems increases. But there is an acute shortage of qualified IT professionals, aggravated by a dwindling number of IT graduates, and a work force that is aging and changing in composition. CTG is ahead of the learning curve. We have spent 30 years building programs, tools and processes to ensure access to qualified IT professionals.

There is a huge demand for IT professionals...
--------------------------------------------------------------------------------

- Fifty percent of executives say the shortage of skilled/ trained workers is a barrier to growth.

- Forty percent of organizations will lose critical IT talent in the face of year 2000 demands.

- There are more than 190,000 unfilled IT positions nationwide.

- Demand for computer professionals will grow faster than almost any other category in the next 10 years.

And while employment opportunities in the IT industry are growing...
--------------------------------------------------------------------------------

- IT employment has grown to 2.5 million, three times the automotive industry and 10 times the steel industry.

- Each day 30,000 jobs are posted on the Internet, with the majority of those being for computer programmers.

- From 1984 to 1994, the number of computer jobs grew 150%. This sector is expected to grow another 150% in the next eight years.

 ...especially in certain technologies...
--------------------------------------------------------------------------------

- The greatest number of opportunities exist for people skilled in new technologies such as Internet/ intranet, client/server, C++, rapid application development and object-oriented--as well as classic--technologies such as COBOL, CICS, DB2 and IMS.

the composition of the work force is changing...

- One baby boomer turns 50 every 71/2 seconds, and that will continue for the next 10 years.
- By 2005, most new entrants to the work force will be women and minorities, two groups that are underrepresented in IT.

- The number of employment-based visas increased from 54,000 to 140,000 in 1990, and immigrants are filling an increasing number of U.S. computer-related positions.

and education is not keeping up...
--------------------------------------------------------------------------------

- Two-thirds of IT companies believe that American universities are not producing enough students with sufficient IT skills.

- The number of university degrees awarded in computer and information technology sciences has been falling since the mid-80s.

- From 1986 to 1994 the number of computer science bachelor's degrees awarded at U.S. universities fell 43% (from 42,000 to 24,000).

With the shortage of IT professionals come several key challenges for IT organizations:

- Finding qualified IT professionals

- Providing competitive pay and benefits

- Providing continuous training

- Building career paths

- Helping IT professionals balance work and family

- Providing entry-level training

Addressing these and other issues is critical to success in the IT services industry.

(Sources: ITAA; Bureau of Labor Statistics; Computerworld; Deloitte & Touche Consulting Group Survey; The Washington Post; USA Today; Wall Street Journal)

CONSOLIDATED STATEMENTS OF INCOME


                                                          (amounts in thousands, except per share data)
Year ended December 31,                                     1996                  1995                  1994

Revenue                                              $   365,076           $   339,407           $   301,559
Direct costs                                             261,583               249,123               224,005
Selling, general and administrative expenses              84,975                77,534                79,774
Operating income (loss)                                   18,518                12,750                (2,220)
Interest and other income                                  1,529                   619                   542
Interest and other expense                                  (768)               (1,328)               (1,540)
Gain (loss) on sales or disposals of assets                 (775)                    -                11,348
---------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                18,504                12,041                 8,130
Provision for income taxes including
a $ 3.2 million benefit related to foreign
operations in 1995 (See note 5)                            7,424                 1,265                 3,333
---------------------------------------------------------------------------------------------------------------------------
Net income                                           $    11,080           $    10,776           $     4,797
Net income per share                                 $      1.25           $      1.23           $      0.52

The accompanying notes are an integral part of these consolidated financial statements.


CONSOLIDATED BALANCE SHEETS


                                                                                  (amounts in thousands)
December 31,                                                                      1996                  1995

ASSETS
---------------------------------------------------------------------------------------------------------------------------
Current Assets:
    Cash and temporary cash investments                                    $    41,516           $    16,545
    Accounts receivable, net of allowance for
       doubtful accounts of $975,000 and $862,000, respectively                 55,948                58,546
    Prepaids and other                                                           2,630                 1,621
    Deferred income taxes                                                        1,088                 2,057
---------------------------------------------------------------------------------------------------------------------------
                   Total current assets                                        101,182                78,769
    Property and equipment, net of
       accumulated depreciation and amortization                                12,380                17,981
    Acquired intangibles, net of accumulated
       amortization of $6,236,000 and $5,568,000, respectively                   4,533                 5,526
    Deferred income taxes                                                        2,608                 1,969
    Other assets                                                                   578                   521
---------------------------------------------------------------------------------------------------------------------------
                   Total assets                                            $   121,281           $   104,766





LIABILITIES AND SHAREHOLDERS' EQUITY
---------------------------------------------------------------------------------------------------------------------------
Current Liabilities:

    Current portion of long-term debt                                      $         -           $     2,289
    Accounts payable                                                             9,491                 9,365
    Accrued compensation                                                        17,572                 9,961
    Income taxes payable                                                         5,180                 2,080
    Advance billings on contracts                                                2,484                 2,168
    Other current liabilities                                                    4,924                 3,397
---------------------------------------------------------------------------------------------------------------------------
                   Total current liabilities                                    39,651                29,260
    Long-term debt                                                                   -                 3,640
    Deferred compensation benefits                                               8,889                 8,739
    Other long-term liabilities                                                  1,237                 1,651
---------------------------------------------------------------------------------------------------------------------------
                   Total liabilities                                            49,777                43,290

Shareholders' Equity:
    Common stock, par value $.01 per share, 25,000,000
       shares authorized; 13,467,449 and 13,306,594 shares issued                  135                   133
    Capital in excess of par value                                             159,512               114,446
    Retained earnings                                                           25,914                15,687
    Foreign currency adjustment                                                 (2,039)               (1,735)
    Less: Treasury stock of 3,131,418 and 3,008,456 shares, at cost            (31,655)              (28,594)
    Loans to employees                                                             (54)                 (371)
    Stock Employee Compensation Trust of 1,825,272 and
       1,830,618 shares, at market                                             (78,715)              (36,170)
    Minimum pension liability adjustment                                        (1,594)               (1,920)
---------------------------------------------------------------------------------------------------------------------------
                   Total shareholders' equity                                   71,504                61,476
---------------------------------------------------------------------------------------------------------------------------
                   Total liabilities and shareholders' equity              $   121,281           $   104,766
---------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                              (amounts in thousands)
Year ended December 31,                                                  1996            1995           1994

Cash flows from operating activities:
    Net income                                                       $ 11,080       $  10,776      $   4,797
    Adjustments:
        Depreciation and amortization expense                           7,651           6,146          5,888
        Loss (gain) on disposal of assets                                 775               -        (11,348)
        Deferred compensation expense                                     476             375          1,001
        Realized and unrealized loss on securities                          -               -            267
        Changes in assets and liabilities, net of assets sold:
            (Increase) decrease in accounts receivable                  2,132          (2,871)        (2,427)
            (Increase) decrease in prepaids and other                  (1,080)            487          2,648
            Decrease in deferred income taxes                             330           1,128            637
            (Increase) decrease in income taxes receivable/payable      3,107           4,993         (3,593)
            (Increase) decrease in other assets                           (57)            381            266
            Increase (decrease) in accounts payable                       174            (94)            690
            Increase in accrued compensation                            7,362           3,803          2,091
            Increase in advance billings on contracts                     301             451          1,255
            Increase (decrease) in other current liabilities            1,799         (2,326)         (3,587)
            Increase (decrease) in other long-term liabilities           (415)        (1,039)            563
Net cash provided by (used in) operating activities                    33,635          22,210           (852)
---------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
    Additions to property and equipment                                (3,584)        (5,370)         (4,222)
    Purchases of marketable securities                                      -               -         (1,026)
    Proceeds from sales of marketable securities                            -               -          7,240
    Net proceeds from sales of assets                                   1,512               -         16,705
Net cash provided by (used in) investing activities                    (2,072)        (5,370)         18,697
---------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
    Net increase (decrease) in short-term borrowings                        -         (4,500)          3,625
    Principal payments on long-term debt                               (5,929)        (2,481)         (2,290)
    Proceeds from Employee Stock Purchase Plan                            720             515            850
    Purchase of treasury stock                                         (3,061)        (4,181)         (4,985)
    Purchase of stock held by Stock Employee
       Compensation Trust                                                   -           (733)        (14,881)
    Proceeds from other stock plans                                     2,120           6,240            562
    Dividends paid                                                       (853)           (823)          (855)
Net cash used in financing activities                                  (7,003)         (5,963)       (17,974)
---------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and
   temporary cash investments                                             411             556           (114)
Net increase (decrease) in cash and temporary cash investments         24,971          11,433           (243)
Cash and temporary cash investments at beginning of year               16,545           5,112          5,355
---------------------------------------------------------------------------------------------------------------------------
Cash and temporary cash investments at end of year                   $ 41,516       $  16,545      $   5,112

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(amounts in thousands, except per share data)

                                                                                CAPITAL IN              FOREIGN
                                        PREFERRED   STOCK    COMMON     STOCK    EXCESS OF   RETAINED   CURRENCY
                                         SHARES    AMOUNT    SHARES     AMOUNT   PAR VALUE   EARNINGS    ADJUST
-----------------------------------------------------------------------------------------------------------------
Balance as of December 31, 1993           1,448     $ 14     11,126    $   111   $ 86,121    $ 1,792     $(2,730)

Conversion of preferred stock            (1,448)     (14)     1,448         14          -          -           -
Employee Stock Purchase Plan issuance         -        -        110          1        849          -           -
Stock Option Plan issuance                    -        -         22          1        165          -           -
Restricted Stock Plan:
   Forfeiture                                 -        -          -          -          -          -           -
   Adjustment to market                       -        -          -          -        192          -           -
Management Stock Purchase Plan:
   Repurchase                                 -        -          -          -          -          -           -
   Repayments                                 -        -          -          -          -          -           -
Purchase of treasury stock                    -        -          -          -          -          -           -
Purchase of Stock Employee
   Compensation Trust stock                   -        -          -          -          -          -           -
Net Income                                    -        -          -          -          -      4,797           -
Cash dividends - $.10 per share               -        -          -          -          -       (855)          -
Foreign currency adjustment                   -        -          -          -        289          -         289
Minimum pension liability adjustment          -        -          -          -          -          -           -
-----------------------------------------------------------------------------------------------------------------
Balance as of December 31, 1994               -        -     12,706        127     87,327      5,734      (2,441)

Employee Stock Purchase Plan issuance         -        -         40          1        514          -           -
Stock Option Plan issuance                    -        -        560          5      6,049          -           -
Management Stock Purchase Plan:
   Issuance                                   -        -          -          -          -          -           -
   Repurchase                                 -        -          -          -          -          -           -
   Repayments                                 -        -          -          -          -          -           -
Purchase of treasury stock                    -        -          -          -          -          -           -
Stock Employee Compensation Trust:
   Purchase                                   -        -          -          -          -          -           -
   Adjustment to Market                       -        -          -          -     20,556          -           -
Net Income                                    -        -          -          -          -     10,776           -
Cash dividends - $.10 per share               -        -          -          -          -       (823)          -
Foreign currency adjustment                   -        -          -          -          -          -         706
Minimum pension liability adjustment          -        -          -          -          -          -           -
-----------------------------------------------------------------------------------------------------------------
Balance as of December 31, 1995               -        -     13,306        133    114,446     15,687      (1,735)

Employee Stock Purchase Plan issuance         -        -         20          -        490          -           -
Stock Option Plan issuance                    -        -        141          2      1,801          -           -
Management Stock Purchase Plan repayments     -        -          -          -          -          -           -
Purchase of treasury stock                    -        -          -          -          -          -           -
Stock Employee Compensation
   Trust adjustment to market                 -        -          -          -     42,775          -           -
Net Income                                    -        -          -     11,080          -          -           -
Cash dividends - $.10 per share               -        -          -          -          -       (853)          -
Foreign currency adjustment                   -        -          -          -          -          -        (304)
Minimum pension liability adjustment          -        -          -          -          -          -           -
-----------------------------------------------------------------------------------------------------------------
Balance as of December 31, 1996               -     $  -     13,467    $   135   $159,512    $25,914     $(2,039)
                                         =======================================================================

                                                                                                       STOCK EMPLOYEE
                                           TREASURY STOCK       RESTRUCTED   LOANS TO     LIABILITY   COMPENSATION TRUST
                                         SHARES      AMOUNT       STOCK      EMPLOYEES     ADJUST     SHARES      AMOUNT
-------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 1993           1,753     $(17,348)  $(1,792)     $(1,050)     $(2,605)           _    $     -

Conversion of preferred stock                 -            -         -            -            -            -          -
Employee Stock Purchase Plan issuance         -            -         -            -            -            -          -
Stock Option Plan issuance                    5          (48)        -            -            -            -          -
Restricted Stock Plan:
   Forfeiture                               256        (1,984)   1,984            -            -            -          -
   Adjustment to market                       -             -     (192)           -            -            -          -
Management Stock Purchase Plan:
   Repurchase                                 7           (48)       -           48            -            -          -
   Repayments                                 -             -        -          445            -            -          -
Purchase of treasury stock                  698        (4,985)       -            -            -            -          -
Purchase of Stock Employee
   Compensation Trust stock                   -             -        -            -            -        1,770    (14,881)
Net Income                                    -             -        -            -            -            -          -
Cash dividends - $.10 per share               -             -        -            -            -            -          -
Foreign currency adjustment                   -             -        -            -            -            -          -
Minimum pension liability adjustment          -             -        -            -        2,367            -          -
-------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 1994           2,719       (24,413)       -          (557)       (238)       1,770    (14,881)

Employee Stock Purchase Plan issuance         -             -        -            -            -            -          -
Stock Option Plan issuance                   35          (553)       -            -            -            -          -
Management Stock Purchase Plan:
   Issuance                                 (10)          115        -          (115)          -            -          -
   Repurchase                                 8          (144)       -             -           -            -          -
   Repayments                                 -             -        -           301           -            -          -
Purchase of treasury stock                  256        (3,599)       -             -           -            -          -
Stock Employee Compensation Trust:
   Purchase                                   -             -        -             -           -           60       (733)
   Adjustment to Market                       -             -        -             -           -            -    (20,556)
Net Income                                    -
Cash dividends - $.10 per share               -             -        -            -            -            -          -
Foreign currency adjustment
Minimum pension liability adjustment          -             -        -            -       (1,682)           -          -
-------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 1995           3,008       (28,594)       -         (371)      (1,920)       1,830    (36,170)

Employee Stock Purchase Plan issuance         -             -        -            -            -           (5)       230
Stock Option Plan issuance                   37          (814)       -            -            -            -          -
Management Stock Purchase Plan repayments     -             -        -          317            -            -          -
Purchase of treasury stock                   86        (2,247)       -            -            -            -          -
Stock Employee Compensation
   Trust adjustment to market                 -             -        -            -            -            -    (42,775)
Net Income                                    -             -        -            -            -            -          -
Cash dividends - $.10 per share               -             -        -            -            -            -          -
Foreign currency adjustment                   -             -        -            -            -            -          -
Minimum pension liability adjustment          -             -        -            -          326            -          -
-------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 1996           3,131      $(31,655)     $  -        $(54)     $(1,594)         1,825  $(78,715)
                                         ================================================================================
The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Computer Task Group, Incorporated, and its subsidiaries (the Company or CTG). All intercompany accounts and transactions have been eliminated. Certain amounts in the prior years' consolidated financial statements and notes have been reclassified to conform to the current year presentation. Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Such estimates primarily relate to allowances for doubtful accounts and deferred tax assets, and estimates of progress toward completion and gross profit or loss on fixed-price contracts. Actual results could differ from those estimates.

     The Company provides information technology services with a focus on technical services and business consulting.

Revenue and Cost Recognition

The Company recognizes revenue on time and materials contracts as hours are expended and costs are incurred. The Company also recognizes revenue on a monthly fee and fixed-price basis.

     Fixed-price contracts accounted for under the percentage-of-completion method represented two percent of 1996 revenue, as compared to four percent of 1995 revenue. Such revenue is determined by the percentage of labor and overhead costs incurred to date to total estimated labor and overhead costs for each contract. Fixed-price contract costs include all direct labor and material costs and those indirect costs related to contract performance. Provisions for estimated losses, if any, on uncompleted contracts are made in the period in which such losses are determined. Accounts receivable at December 31, 1996 and 1995 is reduced by reserves for fixed-price contracts of $787,000 and $595,000, respectively. Selling, general and administrative costs are charged to expense as incurred.

Fair Value of Financial Instruments

On December 31, 1995, the Company adopted Statement of Financial Accounting Standards No. 107 (SFAS 107), "Disclosures about Fair Value of Financial Instruments." SFAS 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. At December 31, 1996 and 1995, the carrying amounts of the Company's financial instruments, which include cash and temporary cash investments, accounts receivable and long-term debt, approximate fair value.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is com-puted using the straight-line method based on estimated useful lives of two years to 30 years. The cost of property or equipment sold or otherwise disposed of, along with related accumulated depreciation, is eliminated from the accounts, and the resulting gains or losses are reflected in current earnings. Maintenance and repairs are charged to expense when incurred and significant betterments are capitalized.

     During 1996, the Company re-evaluated its estimated useful lives on technology-related equipment and determined that, for several types of equipment, the estimated useful lives should be reduced. This change, which was effective at the beginning of the Company's 1996 fourth quarter, resulted in $0.4 million of incremental depreciation expense in the fourth quarter of 1996, reducing net income and earnings per share by $0.2 million and $.03, respectively. The Company also expensed an additional $1.3 million of existing software due to an upgrade of its internal systems.

Acquired Intangibles

Acquired intangibles consist of goodwill, which is being amortized using the straight-line method based on an estimated useful life of 15 years. The Company evaluates the recoverability of the value of acquired intangibles and their estimated useful lives using discounted cash flows to determine whether the assets are impaired.

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

The Company adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," effective January 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this Statement did not have a material impact on the Company's financial position, results of operations, or liquidity.

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

Stock-Based Compensation

Prior to January 1, 1996, the Company accounted for its Stock-Based Compensation Plans in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

Net Income Per Share

Net income per share is computed based on the weighted average common shares and common stock equivalents (stock options) of 8,893,000 (including common stock equivalents of 402,000), 8,745,000 (including common stock equivalents of 416,000), and 9,266,000 (including common stock equivalents of 297,000) in 1996, 1995 and 1994, respectively. The weighted average outstanding common and common stock equivalent shares do not include common shares held by the

Stock Employee Compensation Trust (Trust) as the shares are not considered outstanding until released from the Trust. Primary and fully diluted earnings per share amounts were $1.25, $1.23 and $.52 in 1996, 1995 and 1994, respectively.

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

     Interest paid during 1996, 1995 and 1994 amounted to $902,000, $736,000 and $1,068,000, respectively, while net income tax payments (refunds), totaled $3.4 million, $(5.6 million) and $5.9 million for the respective years. Refunds received in 1996 and 1995 totaling $7.9 million related primarily to receipt of refunds for previously incurred impairment losses related to the Company's European operations.

     During 1996 and 1995, as a non-cash financing activity, the shares of common stock held by the Stock Employee Compensation Trust were remeasured to fair value, with an adjustment to capital in excess of par value of $42,775,000 and $20,556,000, respectively.

2. Sales of Assets

During 1996, the Company sold one of the four buildings it owned. The sale resulted in proceeds of $1.5 million and a loss of $143,000 to the Company in the second quarter.

     On July 18, 1994, the Company sold Profimatics, Inc., its hydrocarbon processing industry subsidiary, to Honeywell, Inc., for $17 million with a pretax gain of approximately $10.6 million. The net proceeds from the sale were used to repay outstanding short-term indebtedness under the Company's various lines of credit. On July 11, 1994, the Company sold the hardware portion of its communications group to AmeriData, Inc., for $1.5 million. The sale resulted in a gain of $92,000 during the third quarter of 1994. The Company also sold its 16 percent interest in SerCon, a joint venture with IBM Germany. This investment, which was carried at its cost of $318,000, was sold to IBM Germany during the second quarter of 1994 for $956,000.

3. Property and Equipment

Property and equipment are summarized as follows:

                             (amounts in thousands)
December 31,                      1996        1995
--------------------------------------------------------------------------------
Land                         $      886  $     985
Buildings                         6,508      8,501
Equipment                        26,128     26,259
Furniture                         6,692      7,716
Software                          7,226      6,770
Leasehold improvements              809      1,691
                                 48,249     51,922
Less accumulated
   depreciation                 (35,869)   (33,941)
                             $   12,380  $  17,981

At December 31, 1996, the Company owned three buildings, two of which are on the market as the Company looks for more efficient space. The two buildings for sale are still in use by the Company, which does not expect to incur a loss on the sale of these buildings. The third building, with a net book value of $1.8 million, is leased to a third party under a five-year lease.

4. Debt

Debt is summarized as follows:

                             (amounts in thousands)
December 31,                       1996       1995
--------------------------------------------------------------------------------
Promissory notes, repaid
   in 1996                   $        -  $   5,633
Industrial revenue bonds,
   repaid in 1996                     -        296
                                      -      5,929
Less current portion of
   long-term debt                     -      2,289
                             $        -  $   3,640

The Company has lines of credit available totaling $53.5 million, renewable annually at various times throughout the year, with interest at or below the equivalent of prime rate. All borrowings under these agreements are unsecured and payable upon demand. There were no borrowings under these arrangements at either December 31, 1996 or 1995. There were no commitment fees paid on unused lines of credit during 1996 or 1995.

     The maximum amounts outstanding under short-term borrowings for 1996, 1995 and 1994 were $2,339,000, $16,221,000 and $16,000,000, respectively. Average bank borrowings outstanding for the years 1996, 1995 and 1994 were $1,240,000, $4,348,000 and $3,669,000, and carried weighted average interest rates of 5.2 percent, 6.5 percent and 6 percent, respectively.

5. Income Taxes

The provision (benefit) for income taxes consists of the following:

                                                                             (amounts in thousands)
Domestic and foreign components of
  income (loss) before income taxes are:                             1996             1995              1994
---------------------------------------------------------------------------------------------------------------------------
 Domestic                                                       $   16,674        $  13,461        $    8,836
 Foreign                                                             1,830           (1,420)             (706)
                                                                ----------        ---------        ----------
                                                                $   18,504        $  12,041        $    8,130
                                                                ==========        =========        ==========
The provision (benefit) for income
  taxes consists of:                                                 1996             1995              1994
---------------------------------------------------------------------------------------------------------------------------
Current Tax:
   U.S. Federal                                                 $    4,858        $  (2,367)       $    1,892
   Foreign                                                             886            2,195               110
   U.S. State and Local                                              1,350              309               604
                                                                ----------        ---------        ----------
                                                                     7,094              137             2,606

Deferred Tax:
   U.S. Federal                                                        234              983               459
   Foreign                                                               -                -                 -
   U.S. State and Local                                                 96              145               268
                                                                ----------        ---------        ----------
                                                                       330            1,128               727
                                                                ----------        ---------        ----------
                                                                $    7,424        $   1,265        $    3,333
                                                                ==========        =========        ==========
The effective and statutory income tax rates                                 (amounts in thousands)
   can be reconciled as follows:                                      1996             1995              1994
---------------------------------------------------------------------------------------------------------------------------
Tax at statutory rate of 34 percent                             $    6,291        $   4,094        $    2,764
Tax benefit for losses related to
   Company's European operations                                         -           (3,200)                -
State tax, net of federal benefits                                     891              204               576
Expenses for which no tax benefit is available                         552              807               113
Change in estimate of nondeductible expenses                          (596)            (514)                -
Other, net                                                             286             (126)             (120)
                                                                ----------        ---------        ----------
                                                                $    7,424        $   1,265        $    3,333
                                                                ==========        =========        ==========
Effective income tax rate                                            40.1%            10.5%               41%



The Company's deferred tax assets (liabilities) included the following at:

                                                                       December 31,             December 31,
Assets                                                                         1996                     1995
---------------------------------------------------------------------------------------------------------------------------
Loss carryforwards                                                        $      574              $    2,250
Deferred compensation                                                          2,566                   2,380
Restructuring charges                                                              -                     145
Accruals deductible for tax purposes when paid                                 1,144                   1,206
Allowance for doubtful accounts                                                  292                     293
Accrued loan interest                                                              -                     105
Other                                                                            364                     368
                                                                          ----------              ----------
   Gross deferred tax assets                                                   4,940                   6,747

Liabilities
---------------------------------------------------------------------------------------------------------------------------
Amortization                                                                     324                     572
Depreciation                                                                     425                   1,187
                                                                          ----------              ----------

   Gross deferred tax liabilities                                                749                   1,759
   Deferred tax assets valuation allowance                                     (495)                    (962)
                                                                          ----------              ----------
Net deferred tax assets                                                   $    3,696              $    4,026
                                                                          ==========              ==========
Net deferred assets and liabilities including valuation allowances are recorded at December 31, 1996 and 1995 as follows:

Net current assets                                                        $    1,088              $    2,057
Net non-current assets                                                         2,608                   1,969
                                                                          ----------              ----------
                                                                          $    3,696              $    4,026
                                                                          ==========              ==========

The net change in the valuation allowance for deferred tax assets was a decrease of $467,000 from 1995 to 1996, which is included in the change in estimate of non-deductible expenses appearing in the effective and statutory income tax reconciliation above. The decrease is mainly attributed to a change in the estimated utilization of foreign net operating losses that were previously offset by the valuation allowance.

     In assessing the realizability of deferred tax assets, management considers, within each taxing jurisdiction, whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the years in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 1996.

     Provision has not been made for U.S. or additional foreign taxes on the international subsidiaries as such operating profits have been offset by net operating loss (NOL) carryovers. In the event these operations were to generate earnings that were remitted as dividends, the additional taxes that would be imposed would be immaterial.

     CTG recognized a tax benefit of approximately $3.2 million in the third quarter of 1995 relating to the impairment losses associated with the Company's European operations, which were recognized for financial reporting purposes in 1993. The benefit was not recorded in 1993 as all of the criteria necessary to support a deduction for these losses for tax purposes had not been met, and there was no certainty of any tax benefit in the foreseeable future. In the third quarter of 1995, the criteria, including a determination of the value of these operations, were met and the benefit was recorded.

     The Company has NOL carryforwards of approximately $1.7 million at December 31, 1996, which relate to the Company's foreign operations and generally have an unlimited carryforward period.

6. Lease Commitments

At December 31, 1996, the Company was obligated under a number of long-term operating leases for property and equipment. Minimum future obligations under such leases are summarized as follows:

Year Ending December 31,     (amounts in thousands)
--------------------------------------------------------------------------------
1997                                      $    4,658
1998                                           4,549
1999                                           2,250
2000                                           1,414
2001                                             969
Later years                                    1,462
                                          ----------
   Minimum future obligations             $   15,302
                                          ==========


The above operating leases relate to the rental of office space and office equipment. Total rental expense under such operating leases for 1996, 1995 and 1994 was approximately $7,816,000, $7,508,000 and $7,574,000, respectively.

7. Deferred Compensation Benefits

The Company maintains a non-qualified defined-benefit Executive Supplemental Benefit Plan that previously provided certain current and former key executives with deferred compensation benefits, based on years of service and base compensation, payable during retirement. The plan was amended as of November 30, 1994, to freeze benefits for participants at that time.

                              (amounts in thousands)
Net Periodic Pension Cost           1996       1995
-------------------------           ----       ----
Interest cost on projected
   benefit obligation          $     595  $     557
Amortization of unrecognized
   net loss                           72          -
                               ---------  ---------
                               $     667  $     557
                               =========  =========

Reconciliation of Funded
   Status as of December 31,        1996       1995
---------------------------         ----       ----
Accumulated benefit
   obligation - vested         $   8,627  $   8,696
Effect of projected future
   salary increases                    -          -
                               ---------  ---------
Projected benefit obligation       8,627      8,696
Plan assets at fair value              -          -
                               ---------  ---------

Projected benefit obligation
   in excess of plan assets        8,627      8,696
Unrecognized net obligation            -          -
Adjustment needed to
   recognize minimum liability    (1,594)   (1,920)
Unrecognized net loss              1,594      1,920
                               ---------  ---------
Accrued pension cost           $   8,627  $   8,696
                               =========  =========

Weighted average discount rate      7.5%       7.0%
Salary increase rate                  0%         0%

The plan is deemed unfunded as the Company has not specifically identified Company resources to be used to discharge the deferred compensation benefit liabilities. The Company has purchased insurance on the lives of certain plan participants in amounts considered sufficient to reimburse the Company for the costs associated with the plan for those participants.

     During 1995, the Company established a non-qualified defined-contribution deferred compensation plan for certain key executives. The Company contributions to this plan, which were $200,000 and $10,000 in 1996 and 1995, respectively, are based on annual defined performance objectives.

8. Employee Benefits

Profit-Sharing Retirement Plan

The Company has a contributory profit-sharing retirement plan covering substantially all U.S. employees. Company contributions, which are discretionary, were funded and charged to operations in the amounts of $1,880,000, $1,816,000 and $2,159,000 for 1996, 1995 and 1994, respectively.

Other Postretirement Benefits

The Company provides limited health care and life insurance benefits to certain retired employees pursuant to contractual agreements.

Net Periodic Postretirement   (amounts in thousands)
   Benefit Costs                    1996      1995
---------------------------         ----      ----
Service cost                      $    -   $     3
Interest cost                         46        49
Amortization of unrecognized
   net obligations                    30        29
                                  ------   -------
Net periodic postretirement
   benefit cost                   $   76   $    81
                                  ======   =======

Reconciliation of Funded
   Status as of December 31         1996      1995
---------------------------         ----      ----
Accumulated postretirement
benefit obligation:
   Retirees                       $  579   $   614
   Eligible active plan
    participants                       -        96
                                  ------   -------
Total accumulated
   postretirement benefit
   obligation                        579       710
Less plan assets at fair value         -         -
Less unrecognized transition
   obligation                      (467)      (497)
Plus unrecognized gain (loss)        113       (50)
                                  ------   -------
Accrued postretirement
   benefit liability              $  225   $   163
                                  ======   =======

Weighted average discount rate      7.5%      7.0%
Salary increase rate                  0%      1.0%

The rate of increase in health care costs was assumed to be 8.6% and 9.2% in 1996 for pre-age 65 and post-age 65 benefits, respectively, gradually declining to 5% by the year 2003 and remaining at that level thereafter. Increasing the assumed health care cost trend rate by one percentage point would increase the accumulated postretirement benefit obligation by $34,200 at December 31, 1996 and the net periodic cost by $2,400 for the year.

9. Shareholders' Equity

        Employee Stock Purchase Plan -- Under the Company's First Employee Stock Purchase Plan, employees may apply up to 10 percent of their compensation to purchase the Company's Common Stock. Shares are purchased at market price on the business day preceding the date of purchase. The maximum number of shares that can be purchased under the plan by all employees of the Company, as a group, totaled 5,500,000 as of December 31, 1996 of which 167,000 shares remain unissued. During 1996,

        Management Stock Purchase Plan -- Under the Company's Management Stock Purchase Plan approved in 1992, 400,000 common shares have been designated (up to 200,000 shares from treasury) for purchase by certain key employees. During 1996, no loans were made to employees, and employees repaid loans representing 50,911 shares with a value of $316,976. During 1995, the Company loaned $115,000 to an em-ployee to purchase 9,787 shares of the Company's Common Stock from treasury at a price of $11.75, and employees repaid loans representing 36,696 shares with a value of $301,420. During 1994, no loans were made to employees, and employees repaid loans representing 65,000 shares with a value of $493,000. The loans are classified as a reduction of shareholders' equity as they were used to purchase and are secured by Common Stock previously held in treasury. Interest is being charged at 4 percent per annum, and the loan principal is payable in full no later than three years from the date of the loan. The number of shares of Common Stock that secure the loans are sufficient to ensure repayment of the loans.

        Shareholder Rights Plan -- The Board of Directors adopted a Shareholder Rights Plan in January 1989. Under the Plan, one right was distributed for each share of Common Stock outstanding on January 27, 1989, and on each additional share of Common Stock issued after that date and prior to the date the rights become exercisable. The rights become exercisable when 20 percent or more of the Company's outstanding Common Stock is acquired by a person or group and when an offer to acquire is made. Each right entitles the holder to purchase Series A Preferred Stock (which is essentially equivalent to Common Stock) at a 50 percent discount from the then market price of the Common Stock or, in the event of a merger, consolidation or sale of a major part of the Company's assets, to purchase Common Stock of the acquiring company at a 50 percent discount from its then market price. The rights expire in January 1999 and may be redeemed by the Company at a price of $.01 per right.

        Stock Employee Compensation Trust -- On May 3, 1994, the Company established a Stock Employee Compensation Trust (SECT), which purchased 1,570,200 shares of the Company's Common Stock at a price of $13.4 million. The shares were repurchased from two major shareholders including Kastange Plantage N.V., previously the Company's largest shareholder. The SECT repurchased an additional 200,000 shares in December 1994 from International Business Machines Corporation (IBM) for $1.5 million. During 1995, the SECT purchased an additional 60,400 shares for $0.7 million. The stock may be used by the SECT to provide funding for existing employee stock plans and benefit programs. Shares are released from the SECT by the trustee at the request of the Compensation Committee of the Board of Directors. During 1996, 5,346 shares were released from the SECT to fund the fourth quarter First Employee Stock Purchase Plan share purchase. As of December 31, 1996, all shares remaining in the SECT are unallocated and therefore are not considered outstanding for purposes of calculating earnings per share. The shares of Common Stock are valued at market with changes in share price from prior reporting periods reflected as an adjustment to capital in excess of par value. This adjustment totaled $42.8 million and $20.6 million at December 31, 1996 and 1995, respectively. During 1995 and 1994, the Company loaned $0.7 million and $14.9 million, respectively, to the SECT for the purchase of the shares discussed above. During both 1996 and 1995, dividends paid by the Company to the SECT in the amount of $183,062 were used to repay a portion of the loan made by the Company to the SECT.

10. Stock Option Plans

        On April 24, 1991, the shareholders approved the Company's 1991 Employee Stock Option Plan (1991 Plan), which came into effect after the Company's 1981 Employee Stock Option Plan (1981 Plan) terminated on April 21, 1991. Under the provisions of the plan, options may be granted to employees and directors of the Company. The option price for options granted under each plan is equal to or greater than the fair market value of the Company's Common Stock on the date the option is granted. Incentive stock options generally become exercisable in annual installments of 25 percent of the shares covered by the grant on each of the first four anniversary dates from the date of the grant. Such options expire six years after becoming exercisable. Nonqualified stock options generally become exercisable in installments of 20 percent of the shares covered by the grant on each of the first five anniversary dates of the grant. Such options expire 15 years from the date of the grant. All options remain in effect until the earlier of the expiration, exercise, or surrender date.

        The per share weighted-average fair value on the date of grant of stock options granted in 1996 and 1995 was $11.42 and $5.27, respectively. The fair value of options at the date of grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

                                   1996       1995
                                   ----       ----
Expected life (years)               6           6
Dividend yield                     .45%       .86%
Risk-free interest rate           5.89%      6.99%
Expected volatility              41.45%     39.76%

        The Company applies APB Opinion No. 25 in accounting for the 1991 and 1981 Plans and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

                            (amounts in thousands,
                            except per share data)
                                 1996        1995
                                 ----        ----
Net income      As reported    $ 11,080    $ 10,776
                Pro forma      $ 10,250    $ 10,557

Earnings        As reported    $ 1.25      $ 1.23
   per share    Pro forma      $ 1.15      $ 1.21

     Earnings per share in 1995 includes a $3.2 million ($.36 per share) non-recurring tax benefit related to foreign operations.

     Pro forma net income reflects only options granted in 1996 and 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above as compensation cost is reflected over the options' vesting period as discussed above, and compensation cost for options granted prior to January 1, 1995, is not considered. Pro forma amounts for compensation cost may not be indicative of the effects on earnings for future years.

     A summary of stock option activity under these plans follows:

                                                1981 Plan    Weighted-Average     1991 Plan   Weighted-Average
                                                 Shares       Exercise Price       Shares      Exercise Price
---------------------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1994                 605,940        $  10.44           432,575        $    7.83
   Granted                                             -               -           310,000        $   12.54
   Exercised                                   (440,139)        $   9.99          (120,034)       $    8.09
   Canceled or expired                          (83,118)        $  12.18          (61,848)        $    8.05

Outstanding at December 31, 1995                  82,683        $  11.09           560,693        $   10.38
   Granted                                             -               -           341,000        $   23.85
   Exercised                                    (60,398)        $  11.18          (80,475)        $    8.77
   Canceled or expired                          (12,123)        $  10.57          (61,050)        $   13.45

Outstanding at December 31, 1996                  10,162        $  11.17           760,168        $   16.33

     At December 31, 1996 and 1995, the number of options exercisable under the 1991 Plan was 212,775 and 88,619, respectively, and the weighted-average exercise price of those options was $14.91 and $7.82, respectively. At December 31, 1996 and 1995, the number of options exercisable under the 1981 Plan was 10,162 and 82,683, respectively, and the weighted-average exercise price of those options was $11.17 and $11.09, respectively.

     A summary of the range of exercise prices and the weighted-average remaining contractual life of outstanding options at December 31, 1996, for the 1991 and 1981 Plans follows:

                                                                                              Weighted-Average
                                                                                                  Remaining
                       Range of                Shares Outstanding          Weighted-Average      Contractual
                    Exercise Prices           at December 31, 1996          Exercise Price      Life (years)
                    ---------------           --------------------         ----------------   ----------------
1991 Plan
---------
                  $6.875 to $9.625                   226,293                 $    7.95               7.7
                  $12.25 to $18.00                   338,875                 $   15.07               7.4
                  $18.875 to $25.50                   35,000                 $   19.91               7.7
                  $28.625 to $41.50                  160,000                 $   30.08              13.9

1981 Plan
---------
                  $8.625 to $11.00                     7,725                 $   10.32               2.1
                  $13.875                              2,437                 $   13.88               0.7

     At December 31, 1996, there were 774,323 and 0 shares available for grant under the 1991 Plan and 1981 Plan, respectively.


11. Related Party Transactions

IBM is the Company's largest customer. IBM accounted for $107.4 million or 29.4 percent, $80 million or 23.7 percent and $68 million or 22.7 percent of consolidated 1996, 1995 and 1994 revenue, respectively. The Company's accounts receivable from IBM at December 31, 1996 and 1995 amounted to $16.2 million and $9.6 million, respectively. No other customer accounted for more than 10 percent of revenue in 1996, 1995 or 1994.

12. Litigation

        The Company is involved in litigation arising in the normal course of business. In the opinion of management, an adverse outcome to any of this litigation would not have a material effect on the financial condition of the Company.

13. Segment Information

The Company operates in one segment, the services sector of the information technology industry.

Financial Information Relating to Domestic                             (amounts in thousands)
and Foreign Operations                                      1996                  1995                  1994
-------------------------------------------------------------------------------------------------------------
Revenue
   North America                                     $   325,328           $   306,156           $   274,115
   Europe                                                 39,748                33,251                27,444
                                                     -----------           -----------           -----------
    Total Revenue                                    $   365,076           $   339,407           $   301,559
                                                     ===========           ===========           ===========

Operating Income (Loss)
   North America                                     $    29,460           $    25,186           $    14,502
   Europe                                                  3,265                   450                   128
   Corporate and Other                                   (14,207)             (12,886)           (16,850)
                                                     -----------           -----------           -----------
    Total Operating Income (Loss)                    $    18,518           $    12,750           $    (2,220)
                                                     ===========           ===========           ===========

Identifiable Assets
   North America                                     $    54,943           $    61,771           $    62,406
   Europe                                                 14,988                13,280                10,510
   Corporate and Other                                    51,350                29,715                22,574
                                                     -----------           -----------           -----------
    Total Identifiable Assets                        $   121,281           $   104,766           $    95,490
                                                     ===========           ===========           ===========

Capital Expenditures
   North America                                     $     1,468           $     3,273           $     2,050
   Europe                                                    904                   273                   123
   Corporate and Other                                     1,212                 1,824                 2,049
                                                     -----------           -----------           -----------
    Total Capital Expenditures                       $     3,584           $     5,370           $     4,222
                                                     ===========           ===========           ===========

Depreciation and Amortization
   North America                                     $     3,550           $     2,618           $     2,931
   Europe                                                    569                   667                   676
   Corporate and Other                                     3,532                 2,861                 2,281
                                                     -----------           -----------           -----------
    Total Depreciation and Amortization              $     7,651           $     6,146           $     5,888
                                                     ===========           ===========           ===========

Corporate and other identifiable assets consist principally of cash and temporary cash investments and other assets.

14. Quarterly FInancial Data (Unaudited)

                                               (amounts in thousands, except per share data)

                                                                  Quarters
1996                                             First        Second        Third       Fourth         Total
---------------------------------------------------------------------------------------------------------------------------
Revenue                                      $  90,005     $  91,320    $  89,410    $  94,341    $  365,076
Direct costs                                    65,160        65,342       63,295       67,786       261,583
Selling, general and
   administrative expenses                      21,147        21,294       21,255       21,279        84,975

Operating income                                 3,698         4,684        4,860        5,276        18,518
Net interest and other income (expense)            (10)        (285)          163          118           (14)

Income before income taxes                       3,688         4,399        5,023        5,394        18,504
Net income                                   $   2,213     $   2,639    $   3,014    $   3,214    $   11,080
Net income per share                         $    0.25     $    0.30    $    0.34    $    0.36    $     1.25

                                                                  Quarters
1995                                             First        Second       Third*       Fourth         Total
---------------------------------------------------------------------------------------------------------------------------
Revenue                                      $  82,226     $  84,613    $  85,609    $  86,959    $  339,407
Direct costs                                    60,325        61,731       62,358       64,709       249,123
Selling, general and
   administrative expenses                      18,960        19,751       20,000       18,823        77,534

Operating income                                 2,941         3,131        3,251        3,427        12,750
Net interest and other expense                    (283)        (291)       (81)      (54)        (709)

Income before income taxes                       2,658         2,840        3,170        3,373        12,041
Net income                                   $   1,594     $   1,899    $   5,158    $   2,125    $   10,776
Net income per share                         $   0.19      $    0.22    $    0.59    $    0.24    $     1.23

*Includes a $3.2 million non-recurring tax benefit related to foreign operations.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Computer Task Group, Incorporated:

     We have audited the consolidated balance sheets of Computer Task Group, Incorporated, and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The financial statements of Computer Task Group, Incorporated, and consolidated subsidiaries as of and for the year ended December 31, 1994, were audited by other auditors whose report thereon dated February 10, 1995, expressed an unqualified opinion on those statements.

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

     In our opinion, the 1996 and 1995 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Computer Task Group, Incorporated, and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.






KPMG Peat Marwick LLP
Buffalo, New York
January 31, 1997

CONSOLIDATED SUMMARY - TEN-YEAR SELECTED FINANCIAL INFORMATION

                                                  (amounts in millions, except per share data)
Operating Data                     1996    1995   1994    1993    1992   1991    1990    1989   1988    1987
------------------------------------------------------------------------------------------------------------
Revenue                        $  365.1   339.4  301.6   295.5   302.7  285.1   243.9   233.0  218.7   170.1
Operating income (loss)        $   18.5    12.8   (2.2) (29.4)**  10.6    3.1    11.2  (14.1)*  10.2     8.4
Income (loss) before
   income taxes                $   18.5    12.0    8.1   (30.7)   10.1    1.6    12.6  (11.6)   10.8     8.5
Net income (loss)              $   11.1   10.8***  4.8   (27.7)    5.6    0.9     7.2   (7.8)    6.4    5.1
Net income (loss) per share    $   1.25   1.23*** 0.52   (2.62)   0.56   0.10    0.77  (0.88)   0.80    0.66
Equivalent shares outstanding       8.9     8.7    9.3    10.5    10.1    9.3     9.4     8.9    8.1     7.8

   *  Includes expenses of $17.4 million for restructuring.
  ** Includes expenses of $33.5 million for restructuring and impairment losses. *** Includes a non-recurring tax benefit of $3.2 million ($0.36 per share)
related to losses associated with the Company's European operations.

Financial Position
------------------------------------------------------------------------------------------------------------
Working capital                $   61.5    49.5   38.8    51.3    47.7   39.5    35.5    51.4   42.1    38.5
Total assets                   $  121.3   104.8   95.5   108.6   138.2  139.3   134.0   106.8  111.3    78.0
Long-term debt                 $      -     3.6    6.1     8.4    10.5   13.8    11.6     1.4   12.1     0.9
Shareholders' equity           $   71.5    61.5   50.7    62.5    92.6   87.2    83.3    83.6   67.0    61.1

MANAGEMENT'S DISCUSSION AND ANALYSIS
1996 vs. 1995

     Statements included in this Management's Discussion and Analysis and elsewhere in this document that do not relate to present or historical conditions are "forward-looking statements" within the meaning of that term in
Section 27A of the Securities Act of 1933, as amended, and of Section 21F of the Securities Exchange Act of 1934, as amended. Additional oral or written forward-looking statements may be made by the Company from time to time, and such statements may be included in documents that are filed with the Securities and Exchange Commission. Such forward-looking statements involve risks and uncertainties that could cause results or outcomes to differ materially from those expressed in such forward-looking statements. Forward-looking statements may include, without limitation, statements relating to the Company's plans, strategies, objectives, expectations and intentions and are intended to be made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "believes," "forecasts," "intends," "possible," "expects," "estimates," "anticipates," or "plans" and similar expressions are intended to identify forward-looking statements. Among the important factors on which such statements are based are assumptions concerning the anticipated growth of the information technology industry, the continued need of current and prospective customers for the Company's services, the availability of qualified professional staff, and price and wage inflation.

     In 1996, CTG recorded revenue of $365.1 million, the highest in the Company's history, and an increase of 7.6 percent when compared to 1995 revenue of $339.4 million. North American revenue increased by $19.2 million or 6.3 percent during the year, while revenue from European operations increased by $6.5 million, or 19.5 percent.

     During 1996, the Company continued the implementation of its Key Client strategy. As a result, revenue from IBM, the Company's largest customer, increased by $27.4 million. Revenue from the Company's 50 largest customers, which includes revenue from IBM, from designated Key Clients, as well as revenue from certain customers that do not fit the Company's Key Client profile, grew at a rate in excess of 19% during 1996. As part of the strategy, the Company disengaged from several hundred non-strategic customers, causing those not ranked in the top 50 in the aggregate to post a negative revenue growth rate during the year. As planned, the implementation of CTG's Key Client strategy in 1996 resulted in lower or negative revenue growth for non-Key Clients, very positive growth for Key Clients, and higher profitability overall.

     In the third quarter of 1995, CTG was awarded a two-year contract as one of IBM's nine national technical service providers for the United States. The contract covers approximately 59 percent of the total services provided to IBM by the Company in 1996. This contract expires in July 1997, and the Company anticipates renewal of the contract for two additional years. IBM continues to be the Company's largest customer, accounting for $107.4 million or 29.4 percent of 1996 total revenue as compared to $80 million or 23.7 percent of 1995 revenue. The Company expects to continue to derive a significant portion of its revenue from IBM in 1997. While a significant decline in revenue from IBM would have a material adverse effect on the Company's revenues and profits, the Company believes a simultaneous loss of all IBM business is unlikely to occur due to the diversity of the projects performed for IBM and the number of locations and divisions involved.

     Direct costs, defined as costs for billable staff, were $261.6 million or
71.7 percent of revenue in 1996 compared to $249.1 million or 73.4 percent of revenue in 1995. The decrease in direct costs as a percentage of revenue in 1996 as compared to 1995 is primarily due to a trend toward higher value added services, an increase in billing rates, and an increase in the utilization of professional staff.

     Selling, general and administrative expenses were $85 million or 23.3 percent of revenue in 1996 compared to $77.5 million or 22.8 percent of revenue in 1995. The increase from 1995 to 1996 is partially due to a change in the estimated useful lives of technology-related assets as of the beginning of the fourth quarter of 1996, which resulted in $0.4 million of incremental depreciation expense in the fourth quarter. The Company also expensed an additional $1.3 million of existing software due to an upgrade of its internal systems. Exclusive of this change in estimate and write-off, selling, general and administrative expense in 1996 would have been $83.3 million, or 22.8 percent of revenue, which is consistent with the 1995 percentage.

     Operating income was $18.5 million or 5.1 percent of revenue in 1996 compared to $12.8 million or 3.8 percent of revenue in 1995. The increase is primarily due to the factors discussed above. Operating income from North American operations increased $3 million or 24.2 percent from 1995 to 1996. European operations recorded operating income of $3.3 million in 1996 as compared to $0.5 million in 1995. The European improvement in profitability is primarily due to the 19.5 percent increase in revenue discussed above and an increase in higher value-added services performed in 1996.

     Interest and other income increased $0.9 million to $1.5 in 1996 from $0.6 million in 1995. The increase was a result of an increase in cash and temporary cash investments.

     Interest and other expense decreased $0.5 million to $0.8 in 1996 from $1.3 million in 1995 primarily due to the payment of all long-term indebtedness during 1996 and minimal short-term borrowings throughout the year. There were no material gains or losses from foreign exchange on currency.

     Income before income taxes increased by $6.5 million from $12 million or
3.5 percent of revenue in 1995 to $18.5 million or 5.1 percent of revenue in 1996. The provision for income taxes for 1996 was 40.1 percent compared to 10.5 percent for 1995. The 1995 provision included a tax benefit of $3.2 million related to losses associated with the Company's

European operations. Without this benefit, the tax rate would have approximated 37 percent. The 1995 rate reflected a decrease in the Company's reserve for potential income tax assessments taken in the second quarter of 1995.

     Net income for 1996 was $11.1 million or $1.25 per share, compared to $10.8 million or $1.23 per share in 1995. Excluding the non-recurring tax benefit of $3.2 million related to losses associated with the Company's European operations, 1995 net income was $7.6 million, or $.87 per share. Earnings per share was calculated using 8.9 million and 8.7 million equivalent shares outstanding in 1996 and 1995, respectively. The increase in equivalent shares outstanding is primarily due to the dilutive effect of outstanding stock options on the earnings per share calculation and shares issued under the Employee Stock Purchase Plan.

     During 1996, the Company adopted the provisions of Statements of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and No. 123, "Accounting for Stock-Based Compensation." The adoption of these standards did not have a material impact on the operations of the Company as the Company continued to apply the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees" to account for its stock-based employee compensation agreements.


1995 vs. 1994
CTG's 1995 performance resulted in then record revenue of $339.4 million, including fourth quarter revenue of $87 million, which, at the time, represented the highest quarterly revenue in the Company's history and the fifth consecutive quarter of revenue growth.

     The total revenue of $339.4 million was an increase of 13 percent over 1994 total revenue of $301.6 million. The majority of the 13 percent annual increase was caused by an 11.7 percent or $32 million increase in revenue from North American operations. European revenue increased 21.2 percent or $5.8 million. The aggregate revenue advance was a result of increases in volume of billable time. Billable staff at the end of 1995 increased by 15.5 percent over the 1994 year-end headcount. Billable staff in North America increased by 15.2 percent, and European billable staff increased by 18.6 percent. Due to the competitive marketplace, increases in the rates the Company charges its customers were not a significant factor contributing to the revenue increase. Additionally, the increases in revenue occurred despite the sale of several businesses in 1994, which accounted for $17.1 million of revenue in 1994. Accordingly, 1995 revenue from ongoing operations increased by $54.9 million or 19 percent over comparable 1994 figures.

     Management believed the increase in revenue was a result of its initial development and implementation of its Key Client focus, adoption of more flexible employment policies, and continued improvement of its sourcing approach and database. In addition, during the third quarter of 1995, CTG was awarded a contract as one of IBM's nine national technical service providers. The contract covers approximately 60 percent of the total services provided to IBM by the Company, and CTG expects to increase its revenue from IBM during the duration of this two-year contract. IBM was the Company's largest customer, accounting for $80 million or 23.7 percent of 1995 total revenue, up from $68 million in 1994 or 22.7 percent of 1994 total revenue. In addition, the Company continued to expand its non-IBM business, which grew by 11 percent or $25.8 million in 1995 compared to 1994.

     Direct costs (defined as costs for billable staff) for 1995 were $249.1 million or 73.4 percent of revenue, compared to $224 million or 74.2 percent of revenue in 1994. The decrease in direct costs as a percentage of revenue was consistent with the Company's goal to increase direct profit by increasing the value of its services.

     Selling, general and administrative expenses in 1995 were $77.5 million or
22.8 percent of revenue compared to $79.8 million or 26.5 percent of revenue in 1994. Included in the 1994 amount is $4.2 million in charges related to severance and other costs aimed at streamlining future overhead costs. Excluding these charges, 1994 selling, general and administrative expenses were 25.1 percent of revenue. The decrease in these costs as a percentage of revenue was consistent with the Company's continued efforts to streamline operations.

     Operating income in 1995 was $12.8 million or 3.8 percent of revenue compared to an operating loss of $2.2 million in 1994. The 1994 figure includes the $4.2 million discussed above and a $3 million adjustment to revenue for fixed-price project overruns. Excluding these charges, 1994 operating income would have been $5 million or 1.7 percent of revenue. The Company's operating income is primarily generated from its North American operations. European operating income increased from $0.1 million in 1994 to $0.5 million in 1995. The main reasons for the significant improvement in North American operating income is increased revenue of approximately $32 million, a 0.9 percent improvement in direct profit in 1995 as compared to 1994, and a reduced overhead structure as the Company has not only reduced overhead costs but also reallocated resources to sourcing, sales, and resource management.

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

     During 1994, the Company recognized gains on sales of assets totaling $11.3 million primarily from the sale of its Profimatics, Inc., subsidiary.

     Interest and other expense decreased $212,000 or 14 percent to approximately $1.3 million in 1995 from approximately $1.5 million in 1994. This decrease was primarily attributable to $380,000 of realized and unrealized losses on marketable securities incurred during 1994. There were no material gains or losses due to foreign exchange on currency in either year.

     The provision for income taxes included a tax benefit of $3.2 million related to losses associated with the Company's European operations. During the third quarter of 1995, the Company completed an assessment of its alternatives for its European operations, including a determination of the value of these operations. Based on this assessment, the Company recorded tax benefits for these losses, which were previously recognized for financial reporting purposes in the fourth quarter of 1993. Without this benefit, the tax rate would approximate 37 percent compared to 41 percent in 1994. The reduction compared to the prior year, excluding the effect of the one-time benefit discussed above, is due to losses in 1994 in European operations for which no tax benefit was provided and a tax benefit for a change in estimate of non-deductible expenses. Combined, these tax benefits had a material impact on 1995 net income, and therefore the 10.5 percent effective income tax rate is not indicative of rates that will be experienced in the future.

     Net income for 1995 was $10.8 million or $1.23 per share, compared to $4.8 million or $0.52 per share in 1994. Excluding the tax benefit of $3.2 million related to losses associated with the Company's European operations, net income was $7.6 million, or $.87 per share. Earnings per share was calculated using 8,745,000 and 9,266,000 weighted-average shares outstanding in 1995 and 1994, respectively. Weighted-average shares outstanding decreased during 1995 due to share purchases during 1995 and 1994 by the Company and its Stock Employee Compensation Trust. These shares are not considered outstanding for purposes of calculating earnings per share.

Financial Condition

     Cash provided by operations was $33.6 million for 1996. Net income totaled $11.1 million, and non-cash adjustments for depreciation and amortization expense and deferred compensation expense totaled $8.1 million. Accounts receivable decreased $2.1 million or 3.8 percent as a result of increases in revenue offset by improved accounts receivable turnover. Prepaid assets increased $1.1 million due to the prepayment of items that will be expensed in 1997. The $3.1 million increase in taxes payable is primarily attributable to the receipt of a $2.3 million tax receivable in 1996 that reduced taxes payable in the prior year. Accrued compensation and other current liabilities increased $9.2 million due to an increase in the usage of outside contractors by the Company during 1996, an accrual for an Information Technology professional bonus plan program and the timing of the company's U.S. biweekly payroll.

     Net property and equipment decreased $5.6 million. Additions to property and equipment were $3.6 million offset by depreciation of $6.9 million and disposals of $2.3 million. The Company has no material commitments for capital expenditures at December 31, 1996. Net acquired intangibles decreased $1 million, caused by amortization of $0.8 million and $0.2 million in translation adjustments.

     Financing activities used $7 million of cash for 1996. The Company repaid $5.9 million of long-term debt to reduce its outstanding balances at December 31, 1996 to zero. At December 31, 1996, the Company's current ratio is 2.6 to 1.

     During 1996, the Company received $0.7 million from employees for 25,000 shares of stock purchased under the Employee Stock Purchase Plan. The Company also received $1.8 million for the exercise of stock options. Payments totaling $3.1 million were made for the purchase of stock for treasury. The Company paid an annual dividend of $.10 per share totaling $853,000 in May 1996.

     The Company has approximately $53.5 million in aggregate lines of credit, which are renewable annually at various times throughout the year.

     On October 26, 1994, the Company authorized the repurchase of one million shares and on July 21, 1995 authorized the repurchase of another 0.7 million shares of its Common Stock for treasury. At December 31, 1996, approximately 0.6 million shares have been repurchased under the authorizations, leaving 1.1 million shares authorized for future purchases.

     The Company believes existing internally available funds, cash generated by operations, and borrowings will be sufficient to meet foreseeable working capital, stock repurchase and capital expenditure requirements and to allow for future internal growth and expansion.


ADDITIONAL INFORMATION

Stock Market Information
Year ended December 31, 1996:      High      Low
--------------------------------------------------------------------------------
First Quarter                      20 3/8    16 3/4
Second Quarter                     31 7/8    19 7/8
Third Quarter                      33        23 1/4
Fourth Quarter                     43 1/2    30 3/8

Year ended December 31, 1995:      High      Low
--------------------------------------------------------------------------------

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

     On January 31, 1997, there were 3,390 record holders of the Company's common shares. The Company paid an annual cash dividend of $.10 per share from 1993 to 1996 and prior to that had paid $.05 per share annually since 1976 plus a 10 percent share dividend in 1980. The Company expects to continue to pay cash dividends subject to the availability of earnings, the financial condition of the Company, and other relevant factors at the time.

Annual Meeting

The annual meeting of shareholders has been scheduled for April 30, 1997 in Buffalo, New York for shareholders of record on March 19, 1997.

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

Independent Certified Public Accountants
KPMG Peat Marwick LLP
12 Fountain Plaza, Suite 601
Buffalo, New York 14202

CTG BOARD OF DIRECTORS

George B. Beitzel
Retired Senior Vice President and Director
IBM Corporation

Richard L. Crandall
Chairman, Comshare, Inc.

Gale S. Fitzgerald
Chairman & Chief Executive Officer

Computer Task Group, Inc.

Paul W. Joy
Retired Vice Chairman, American Brass Company

Randolph A. Marks
Co-Founder, Computer Task Group, Inc., and
Retired Chairman, American Brass Company

Barbara Z. Shattuck
Principal, Shattuck Hammond Partners, Inc.

CTG OFFICERS

Gale S. Fitzgerald
Chairman & Chief Executive Officer

Jonathan R. Asher
Vice President, Operations, IBM National Team

Richard A. Ballou
Vice President, Operations,
South & Mid-Atlantic Regions

Charles A. Barbour
Vice President, Operations, Midwest Region

James R. Boldt
Vice President, Finance & Chief Financial Officer

Louis J.F. Boyle
Vice President & Chief Information Officer

Janice Cole
Vice President, Operations, Northeast Region

Beatrice C. DeRocco
Vice President, Operations, West Region

Vincent J. Gallenti
Vice President, Human Resources & Organizational Development

Michael E. Grich
Vice President, Operations, Central Region

Joseph G. Makowski
Vice President, General Counsel & Secretary

Mark V. Megregian
Vice President, Project Performance

Nico H. Molenaar
Vice President & Managing Director, CTG Europe

CTG LOCATIONS

Albany, NY
(518) 456-9323
National Healthcare Group
(518) 464-4147

Anchorage, AK
(907) 261-6500

Atlanta, GA
(800) 345-6855 or
(770) 263-3400

Austin, TX
(800) 553-8394 or
(512) 502-0190

Baltimore, MD
(410) 837-3700

Birmingham, AL
(205) 979-7416

Boston, MA
(617) 937-5564

Buffalo, NY
(716) 888-3400
Corporate Headquarters
(716) 882-8000 or
(800) 992-5350

Central PA
(717) 691-8999

Charlotte, NC
(704) 527-6730

Chicago, IL
(630) 434-0312

Cincinnati, OH
(513) 793-6611

Cleveland, OH
(216) 524-6441

Columbus, OH
(614) 268-8883

Dallas, TX
(800) 549-1635 or
(972) 919-1555

Delaware Valley
(800) 891-7270 or
(610) 891-7200

Denver, CO
(303) 770-8833

Des Moines, IA
(515) 225-8379

Detroit, MI
(810) 746-6090

Ft. Lauderdale, FL
(954) 486-7105

Ft. Wayne, IN
(219) 426-5101

Grand Rapids, MI
(616) 956-0131

Greenville, SC
(864) 297-4790

Hartford, CT
(860) 828-2029

Indianapolis, IN
(317) 578-5100

Jacksonville/Orlando, FL
(904) 296-9100

Kansas City, KS
(913) 469-4188

Melbourne, FL
(407) 725-1300

Memphis, TN
(901) 766-9335

Merrillville, IN
(800) 508-8841 or
(219) 738-1908
North Region HQ
(219) 756-6360

Milwaukee, WI
(414) 821-3320

Nashville, TN
(615) 373-0794

New York/New Jersey
(908) 685-5800

Omaha, NE
(402) 342-0494

Phoenix, AZ
(602) 604-6350

Pittsburgh, PA
(412) 323-8600
Metals
(412) 963-8288

Portland, OR
(503) 222-2915

Poughkeepsie, NY
(914) 462-5043

Raleigh, NC
(includes South Region HQ)
(800) 851-6577 or
(919) 851-9008

Rochester, NY
(716) 325-4220

Salt Lake City, UT
(801) 363-0800

San Jose, CA
(408) 441-6777

Seattle, WA
(206) 827-8270

Southern California
(714) 459-2152

St. Louis, MO
(includes West Region HQ)
(314) 469-7100

Syracuse, NY
(315) 463-6276 or
(800) 272-5852

Tampa, FL
(813) 289-4471

Toronto, Ont., Canada
(416) 360-3756

Washington, DC
(703) 790-1557

Winston-Salem, NC
(910) 724-4441

CTG EUROPE
--------------------------------------------------------------------------------

Belgium
32-2-720 51 70

England - Nottingham
44-1159-678-078

England - Reading
44-1734-750 877

Luxembourg
352-298 7271

The Netherlands
(includes CTG Europe HQ)
31-23-5684100



Internet Address:
http://www.ctg.com

                            Computer Task Group, Inc.
                               800 Delaware Avenue
                          Buffalo, New York 14209-2094

                                 (716) 882-8000
                                 (800) 992-5350
                                   www.ctg.com