Form 10-K405, Exhibit 13
period 1997-12-31
COMPUTER TASK GROUP INC
filed 1998-03-31
CIK 23111

                                                                   EXHIBIT 13




                        COMPUTER TASK GROUP, INCORPORATED





1997 Annual Report to Shareholders.

                                 [CTG ARTWORK]



CTG       1 9 9 7    A N N U A L     R E P O R T

CONTENTS



Partnering for Competitiveness........................1

Letter to Our Shareholders............................2

Partnership Profiles..................................4

Financial Highlights.................................10

Consolidated Financial Statements....................11

Notes to Consolidated Financial Statements...........16

Report of Independent Auditors.......................26

Consolidated Summary --
   Five-Year Selected Financial Information..........27

Management's Discussion and Analysis.................27

Additional Information...............................31

Board of Directors & Officers........................32

CTG Locations........................................33

CTG's partnership approach has been responsible for our financial growth, as well as this recent national recognition:

Computerworld's 100 Best Places to Work in I/S ('96 and '97)

Computerworld's Top 25 Employers in I/S Training ('97)

VAR Business 500's Top Consulting Firms ('97)

CIO magazine's Outsourcing Buyer's Guide:
Top Application Maintenance Service Providers ('97)

Arthur Andersen's Enterprise Award for Best Business Practices: "Building Strategic Alliances" (Upstate New York, '97)

Upside magazine's "High-tech Top Value Creators" ('96)



This Annual Report contains certain forward-looking statements concerning the Company's current expectations as to future results. Such forward-looking statements are contained in the sections of the Annual Report entitled Partnering for Competitiveness, Letter to Our Shareholders, Partnership Profiles, and Management's Discussion and Analysis. Words such as "believes," "forecasts," "intends," "possible," "expects," "estimates," "anticipates," or "plans" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements should be read in conjunction with the Company's disclosures set forth in the first paragraph of the Management's Discussion and Analysis section, on page 27, which is incorporated herein by reference.

PARTNERING FOR COMPETITIVENESS

Businesses are changing the way they compete. No longer can they rely solely on their own resources. More and more companies are joining forces with customers, competitors, employees, and vendors to share intellectual capital and business resources in order to excel in their markets.


At nearly $200 billion in size, the worldwide information technology (IT) services market is growing at 15%-20% per year. The segments in which CTG competes -- Applications Management, Systems Development and Integration, Consulting, Help Desk Management, Operations Management, and Business Process Management, many of which involve year 2000 compliance services -- are among the fastest growing in the market.

The opportunities presented by this fast-growing market are many and varied, especially for CTG, whose business is applying the talent of our IT professionals to clients' IT challenges. Currently, a worldwide shortage of qualified IT professionals is aggravated by a flood of IT job openings as companies adapt to technology changes; reductions in the number of computer science college graduates; and the increased demand presented by the year 2000 challenge. According to the U.S. Department of Commerce, there will be 100,000 new computer-related positions each year for the next decade, yet the number of computer-related degrees awarded each year by U.S. universities has declined 50% in the last decade. Cost increases and system disruptions resulting from this shortage have grown from an inconvenience to a genuine threat to competitiveness. How can companies deal with these pressures? The answer lies in building partnerships and alliances.

CTG'S PARTNERSHIP APPROACH

Mutually beneficial relationships between CTG and our clients, our vendors, and our colleagues have strategic value. By sharing our knowledge and expertise with our partners, we build career paths for our professionals, and respond more effectively to our clients' need for IT skills and solutions. Partnership brings us closer to our goals of revenue growth, recruiting, and retention of our professionals.

CTG's Strategic Partner and Key Client focus has enhanced revenue growth. These clients present CTG with the greatest opportunity to add value to their businesses and, in 1997, revenue from Key Clients grew more than 20%, compared to 1996.

Strong partnerships with our IT professionals positively affect recruiting and retention. CTG excels at aggressively recruiting IT professionals with CTG-SmartSource, our proactive recruiting approach, and a national network of some of the industry's most creative recruiters. We strengthen our relationships with our colleagues by offering excellent benefits, training, career development, and incentive and recognition programs.

Additionally, we collaborate with key software, methodology, service, and tool developers to strengthen our services for our clients, promote technology innovation, and support the education of our technical professionals.

Through partnerships with those who drive our success -- clients, professionals, and vendors --CTG can leverage our intellectual capital and knowledge-based culture to the benefit of all.

Dear Fellow
SHAREHOLDERS


Gale S. Fitzgerald
Chairman and CEO


We enter 1998 energized by the strong growth of the information technology (IT) market. What is fueling this growth? It's the realization by companies in all industries that IT is an essential tool in today's competitive business climate.

1997 was our best year ever in terms of net income and earnings per share (EPS), and by year-end we had turned a new page in revenue growth. For 1997, revenue was $407.6 million, an increase of 11.6% over 1996. Net income and diluted earnings per share for 1997 were $17.9 million and $1.01, respectively, increases of 61.2% and 60.3% over 1996.

Our financial performance is proof of our ability to capitalize on our market's extraordinary growth. We continue to focus on Strategic Partners and Key Clients, and attracting and retaining the best IT professionals. In 1997 we made excellent progress toward these goals. We added hundreds of CTG colleagues, trained 300 entry-level graduates, developed strategic partnerships with many clients, and took our first steps toward leveraging our intellectual capital and building a true knowledge-based culture.

Information technology solutions need to be business-driven and must make a difference to our clients' businesses. As more companies recognize this, we are seeing an increase in demand for our services, especially in project work and outsourcing. As demand rises, however, the industry is experiencing a critical shortage of qualified IT professionals. These challenges are the drivers of our future success and we have a simple but powerful strategy for addressing them:

o We will focus on Strategic Partners and Key Clients -- those clients we believe are interested in partnering with CTG.

o We will attract and retain the best IT professionals by being the best place to work in the IT services industry.

o We will use our collective intellectual capital and manage our knowledge for the benefit of our clients.

o We will continue to improve our value to our clients, and thereby our profitability, for our future investment and shareholder return.

In 1998 we'll concentrate on clients with the best potential for partnership. We will give them the best overall value and help them attain their goals. We will deliver more value-added services such as applications management, help desk management, and year 2000, as well as systems development projects. This strategy allows us to leverage our collective intellectual capital and provide the best career opportunities for our professionals.

In 1998 we will continue to attract and retain the best IT professionals the industry has to offer. The quality of CTG colleagues as individuals and as team players is the primary reason we have been thriving in this highly competitive industry. In fact, for two years in a row Computerworld magazine has ranked us as one of the best places to work in IT. We are committed to retaining and improving that reputation. This commitment is reflected in the many new benefits and performance incentives we provide.

To enhance our value to clients, we must have the right professionals with the best, most up-to-date IT and business skills. Education and training, therefore, is a never-ending investment. Through our Graduate Program and other training initiatives, we are developing the best-trained IT professionals in the industry. In 1996, we spent $5 million on training our professionals, including training 100 entry-level professionals. In 1997, we spent $8.4 million on training. We tripled our capacity for entry-level instruction and graduated our 100th Graduate Program class. We opened our third corporate training facility and doubled the size of our course library. We've also added new classes in project management and business consulting. In 1998 our training budgets will increase again. The excellence of our training was recognized by Computerworld magazine in 1997 when it ranked CTG as one of the top 25 employers for IT training.

In 1998 we are evolving our strategy, and managing our vast knowledge base for the benefit of our clients. Our success at becoming the strategic IT services provider depends on our ability to share our intellectual capital for the betterment of our clients, our professionals, and our shareholders. This year we will stay focused on managing our knowledge more effectively. As we do so, the value we offer our clients and our shareholders, and the opportunities we offer our professionals, will increase.

CTG's business is growing faster and more profitably than ever: Key Client business grew more than 20% in 1997 and shows every sign of surpassing that in 1998. For 1998, we have challenging targets for revenue, hiring, and profitability. With commitment and support, these targets are reachable, as long as we follow the approaches, methodologies, and processes we've worked so hard to build.

I look forward to sharing our forthcoming success with you. We thank you for your continued support and interest in CTG.


Sincerely,


/s/ GALE S. FITZGERALD
---------------------------
    Gale S. Fitzgerald
    Chairman and CEO

                                       IBM

IBM AS A STRATEGIC PARTNER

For years, CTG has met industry leader IBM's demanding standards for IT service quality. When IBM sought to reduce administrative costs and improve service levels by dramatically reducing its 1,500 professional service vendors to only a few in the U.S., they selected CTG. We made the cut because of our top-quality people, processes, and track record in IT solutions. CTG has since extended its relationship with IBM to provide technical, IT support, engineering, and design services in the U.S., Canada, and Europe.

"When IBM cut its preferred vendor list from more than 1,500 providers to only a few, our years of hard work and consistent quality paid off. We'd proved we could work with IBM to provide value-added services to its organization and, most important, to its clients. That's what strategic partnerships are all about --working together seamlessly."

BETTY DAVIS, NATIONAL SALES MANAGER
CTG, DALLAS, TEXAS

STRATEGIC PARTNERS/KEY CLIENTS: REVENUE GROWTH

Corporations are looking at how the IT work force fits into their corporate structure. CTG is in the forefront of IT organizations that are bringing IT solutions to their businesses. Strategic Partners like IBM, where CTG is providing a wide range of IT services, offer us the opportunity to clearly identify our clients' requirements and structure our processes and organization to meet their needs. In fact, in 1997 CTG was again selected as one of a handful of authorized service providers to IBM in the U.S. Our strong relationship with partners like IBM allows us to help them reduce contracting and administrative costs, and provide a more consistent level of service and higher level of customer satisfaction.

CTG's strategy is to focus its efforts and talents on building business relationships with specific clients. From our clients and prospects, CTG leadership identifies Key Clients -- those companies that present a significant opportunity for a long-term, value-added business relationship. As the business relationship expands, our goal is to evolve those Key Client relationships into Strategic Partners. Strategic Partners are companies with whom CTG accepts responsibility for a defined deliverable, service level, or management process. These relationships deliver the highest value to our clients, and they, in turn, represent our strongest client relationships.

Over the past several years, CTG has provided more and more managed IT services to Key Clients, adding the most value and building lasting relationships. Good examples are application maintenance outsourcing, help desk services, year 2000 services, and Internet/intranet services.

1997's high-water mark of 13 consecutive quarters of growth underlines the success of our strategy to transition from staffing to higher-value engagements with Strategic Partners and Key Clients.

Our strategy is to increase our Strategic Partner and Key Client business and to reach revenue growth in line with our industry. In 1997, this business grew by more than 20%. Our improved profitability will allow us to continue to invest in the professional environment we want for ourselves and to generate solid returns for our shareholders.


SERVICE DELIVERY PARTNERSHIPS:
DELIVERY TEAMS

CTG's delivery teams partner to provide the skills and experience to solve a client's business and technology challenges. Typically, delivery teams consist of a core group of programmers, consultants, and other technical professionals, supported by professionals who manage sales, recruiting, business consulting, projects, and CTG professionals.


PARTNERING WITH THE MARKET:
STRATEGIC TECHNOLOGY ALLIANCES

An important extension of partnership at CTG is our strategic alliance program. CTG cultivates business relationships with key technology and service vendors to enlarge the scope of our activities and offer the best IT solutions to our Strategic Partners and Key Clients.

We have strategic alliances with many companies, including tool and software developers, systems integrators, training firms, market research firms, networking specialists, and vertical industry specialists.

AGWAY

A GROWING PARTNERSHIP WITH AGWAY

For the 80,000 farmer-members of the agricultural cooperative Agway, CTG offers the right ingredients for growth. A variable work force strategy allows CTG to maintain applications and manage the company's application development teams while Agway focuses on its business, which includes agricultural products, retail services, natural food processing, energy products and services, lease financing, and insurance. The result? Improved IT services at a reduced cost.

"CTG helps Agway retain its competitive position by reducing the expense of its IT labor force. Our strategic partnership gives Agway access to more than 5,800 IT professionals, and now Agway's former IT staff is eligible for CTG benefits including IT training and a formal career management program. It's a great relationship that gives everyone new opportunities to grow."

LEN NAGY, ASSOCIATE SOFTWARE ENGINEER
CTG, SYRACUSE, NEW YORK

ATTRACTING THE BEST: PARTNERING FOR RECRUITMENT

The worldwide shortage of IT talent demands that CTG employ aggressive, innovative recruiting strategies to attract the best and the brightest. At clients like Agway, partnership extends to the world of the IT professional and the recruiters who find new employees and make them part of CTG.

Our recruiting is organized around a centralized, nationwide team of recruiting experts; our leading-edge technology infrastructure; and our proactive recruiting approach, CTG-SmartSource. CTG-SmartSource gives us access to more than 190,000 pre-qualified IT professionals.

Frequent surveys of the market give our recruiters a solid sense of who's available locally and nationally, and how to attract the top candidates. Recruiters build strong relationships with candidates and qualify them for employment.

IT professionals with cutting-edge skills demand competitive pay. CTG has completed in-depth research of compensation patterns in various markets so we are able to create compensation models that align candidate expectations and market demand.

Our benefits plans allow our professionals to select the health and welfare, retirement, and stock purchase programs that suit their individual lifestyles.

IT professionals know that having current skills equates to success, so they are attracted to companies with excellent training capabilities. Our training program, named one of the top 25 in the U.S. by Computerworld, includes our Graduate Program, an intensive course for entry-level personnel. In 1997, we trained 300 professionals through our Graduate Program -- many of them non-traditional IT professionals. In 1998 we expect to train 600. Our Training Services team helps CTG colleagues achieve educational goals through a wide variety of services, including an extensive library of instructor-led, computer-based, and video courses, and a generous tuition reimbursement program. In 1997, more than 24,000 computer-based courses were taken by CTG professionals.

All of this and more is why CTG was named one of the 100 best places to work in IT by Computerworld, two years running.


PARTNERSHIP AT ITS BEST:
VIRTUAL TEAMS

The best example of partnership and knowledge sharing are CTG's Technology or Industry Virtual Teams. These teams comprise CTG professionals from every area of expertise, sharing best practices and professional knowledge through discussion groups, bulletin boards, and special project teams. Their goal is to share new ideas and approaches, the latest technologies, process improvements, methods, and tactics.

ABN AMRO BANK

SERVICE YOU CAN BANK ON

CTG's extensive experience in banking and international business expertise gave ABN AMRO Bank both the specialized IT services and the business savvy it needed to expand its services to customers worldwide. From year 2000 conversions of legacy programs to business consulting, CTG provides the resources and value-added services a growing international financial organization needs.

"Well-defined services, plus the ability to adapt those services to ABN AMRO Bank's needs, made us a preferred supplier and partner. As they grow, our relationship can grow to meet their strategic needs. That growth means professional growth for me."

ERIK VAN IERSEL, PROJECT LEADER
CTG, HOOFDDORP, THE NETHERLANDS

KEEPING THE BEST: PARTNERING FOR PROFESSIONAL RETENTION

Hiring leading-edge talent is just the first step in developing a partnership with employees and clients. Keeping clients like international banking leader ABN AMRO Bank satisfied is critical. Keeping the professionals who serve these clients satisfied is an equal challenge. Our colleagues are essential to our success, and we work hard to create and maintain an environment that meets their needs and ambitions.

Our strategic focus on retention is monitored from the highest levels of the corporation, and we conduct frequent surveys to determine what we have done well and where we need to improve.

Our professional work environment features competitive wages and flexible health and welfare benefits. Because we all need to balance our work and family responsibilities, CTG offers a variety of employment options, including telecommuting and flex time.

We believe in recognizing our professionals for their contributions to the company's success. Our innovative IT Professional Bonus Program, for instance, recognizes our billable professionals' tenure in correlation to the company's financial performance. CTG provides a corporate-wide recognition framework for all of our offices.

Helping our professionals enhance their technical skills -- and learn new ones -- is not just good for the professional, it's a wise business strategy. CTG works with local universities to ensure our current and future colleagues cultivate leading-edge skills.

Moreover, we provide some of the industry's best training through CTG's computer-based and classroom training, or through external certificate programs, tuition reimbursement, and degree programs.


SUPPORTING PARTNERSHIPS:
SUPPORT TEAMS

Regional and corporate CTG support teams partner with each other and with delivery teams to ensure our technical professionals have the tools they need to provide the highest value to our clients. Support teams provide service in such areas as finance, human resources, recognition, compensation, project management, market research, recruitment, knowledge management, methodologies and tools, training, quality management, and technology infrastructure.


THE CTG EXPERIENCE

Together with our clients, colleagues, and vendors, we're realizing the benefits of one of the most significant business concepts of the 20th century - partnership. This, combined with the trust of our clients, the limitless talents of our colleagues, and the support of our shareholders, is what makes CTG one of the best places to be in IT.

FINANCIAL HIGHLIGHTS


REVENUE IN MILLIONS

 1995           1996             1997
-----          -----            -----
$339.4         $365.1           $407.6


NET INCOME IN MILLIONS

 1995           1996             1997
-----          -----            -----
$7.6*          $11.1            $17.9

STOCK PRICE YEAR-END CLOSE

 1995           1996             1997
-----          -----            -----
$9-7/8         $21-9/16         $35-9/16

EARNINGS PER SHARE DILUTED

 1995           1996             1997
-----          -----            -----
$0.44*         $0.63            $1.01

NUMBER OF EMPLOYEES

 1995           1996             1997
 ----           ----             ----

5,014          5,142            5,884

--------------

* Excluding the effect of a non-recurring tax benefit of $3.2 million, or $0.18 per diluted share, taken in the third quarter.

CONSOLIDATED STATEMENTS OF INCOME


                                               (amounts in thousands, except per share data)
YEAR ENDED DECEMBER 31,                            1997           1996           1995
                                                 ---------      ---------      ---------
Revenue                                          $ 407,588      $ 365,076      $ 339,407
Direct costs                                       288,848        261,583        249,123
Selling, general and administrative expenses        89,784         84,975         77,534
                                                 ---------      ---------      ---------
Operating income                                    28,956         18,518         12,750
Interest and other income                            2,151          1,529            619
Interest and other expense                            (809)          (768)        (1,328)
Loss on sales or disposals of assets                   (30)          (775)            --
                                                 ---------      ---------      ---------
Income before income taxes                          30,268         18,504         12,041
Provision for income taxes including
  a $3.2 million benefit related to foreign
  operations in 1995 (See note 5)                   12,406          7,424          1,265
                                                 ---------      ---------      ---------
Net income                                       $  17,862      $  11,080      $  10,776
                                                 =========      =========      =========
Net income per share:
   Basic                                         $    1.07      $    0.65      $    0.65
                                                 =========      =========      =========
   Diluted                                       $    1.01      $    0.63      $    0.62
                                                 =========      =========      =========

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS


                                                                         (amounts in thousands)
DECEMBER 31,                                                              1997            1996
                                                                        ---------      ---------
ASSETS
Current Assets:
    Cash and temporary cash investments                                 $  25,033      $  41,516
    Accounts receivable, net of allowance for
       doubtful accounts of $951,000 and $975,000, respectively            60,176         55,948
    Prepaids and other                                                      2,420          2,630
    Deferred income taxes                                                   1,244          1,088
                                                                        ---------      ---------
                   TOTAL CURRENT ASSETS                                    88,873        101,182
    Property and equipment, net of
       accumulated depreciation and amortization                           12,445         12,380
    Acquired intangibles, net of accumulated
       amortization of $6,124,000 and $6,236,000, respectively              3,280          4,533
    Deferred income taxes                                                   2,546          2,608
    Other assets                                                              597            578
                                                                        ---------      ---------
                   TOTAL ASSETS                                         $ 107,741      $ 121,281
                                                                        =========      =========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
    Accounts payable                                                    $   9,207      $   9,491
    Accrued compensation                                                   21,641         17,572
    Income taxes payable                                                    4,620          5,180
    Advance billings on contracts                                           1,158          2,484
    Other current liabilities                                               5,145          4,924
                                                                        ---------      ---------
                   TOTAL CURRENT LIABILITIES                               41,771         39,651
    Deferred compensation benefits                                          9,752          8,889
    Other long-term liabilities                                               892          1,237
                                                                        ---------      ---------
                   TOTAL LIABILITIES                                       52,415         49,777

Shareholders' Equity:
    Common stock, par value $.01 per share, 150,000,000
       shares authorized; 27,017,824 and 26,934,898 shares issued             270            135
    Capital in excess of par value                                        216,028        159,512
    Retained earnings                                                      42,939         25,914
    Less: Treasury stock of 6,267,289 and 6,262,836 shares, at cost       (31,773)       (31,655)
         Stock Employee Compensation Trust of 4,693,948 and
          3,650,544 shares, at fair value                                (166,929)       (78,715)
         Foreign currency adjustment                                       (3,206)        (2,039)
         Minimum pension liability adjustment                              (1,915)        (1,594)
         Loans to related parties                                             (54)           (54)
         Unearned portion of restricted stock to related parties              (34)            --
                                                                        ---------      ---------
                   TOTAL SHAREHOLDERS' EQUITY                              55,326         71,504
                                                                        ---------      ---------
                   TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           $ 107,741      $ 121,281
                                                                        =========      =========


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                              (amounts in thousands)
YEAR ENDED DECEMBER 31,                                                1997          1996          1995
                                                                     --------      --------      --------
Cash flows from operating activities:
    Net income                                                       $ 17,862      $ 11,080      $ 10,776
    Adjustments:
        Depreciation and amortization expense                           5,428         7,651         6,146
        Loss on sales or disposals of assets                               30           775            --
        Deferred compensation expense                                     542           476           375
        Changes in assets and liabilities:
            (Increase) decrease in accounts receivable                 (5,692)        2,132        (2,871)
            (Increase) decrease in prepaids and other                      16        (1,080)          487
            (Increase) decrease in deferred income taxes                  (94)          330         1,128
            (Increase) decrease in other assets                           (19)          (57)          381
            Increase (decrease) in accounts payable                       267           174           (94)
            Increase in accrued compensation                            4,493         7,362         3,803
            (Increase) decrease in income taxes payable                  (555)        3,107         4,993
            Increase (decrease) in advance billings on contracts       (1,326)          301           451
            Increase (decrease) in other current liabilities              390         1,799        (2,326)
            Decrease in other long-term liabilities                      (345)         (415)       (1,039)
                                                                     --------      --------      --------
Net cash provided by operating activities                              20,997        33,635        22,210
                                                                     --------      --------      --------
Cash flows from investing activities:
    Additions to property and equipment                                (4,770)       (3,584)       (5,370)
    Proceeds from sales or disposals of property and equipment             15         1,512            --
                                                                     --------      --------      --------
Net cash used in investing activities                                  (4,755)       (2,072)       (5,370)
                                                                     --------      --------      --------
Cash flows from financing activities:
    Net decrease in short-term borrowings                                  --            --        (4,500)
    Principal payments on long-term debt                                   --        (5,929)       (2,481)
    Proceeds from Employee Stock Purchase Plan                          1,155           720           515
    Purchase of stock for treasury                                       (118)       (3,061)       (4,181)
    Purchase of stock by Stock Employee
        Compensation Trust                                            (37,018)           --          (733)
    Proceeds from other stock plans, inclusive of
      related tax benefit                                               4,266         2,120         6,240
    Dividends paid                                                       (837)         (853)         (823)
                                                                     --------      --------      --------
Net cash used in financing activities                                 (32,552)       (7,003)       (5,963)
                                                                     --------      --------      --------
Effect of exchange rate changes on cash and
  temporary cash investments                                             (173)          411           556
                                                                     --------      --------      --------
Net increase (decrease) in cash and temporary cash investments        (16,483)       24,971        11,433
Cash and temporary cash investments at beginning of year               41,516        16,545         5,112
                                                                     --------      --------      --------
Cash and temporary cash investments at end of year                   $ 25,033      $ 41,516      $ 16,545
                                                                     ========      ========      ========


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)



                                                                  CAPITAL IN
                                                 COMMON STOCK     EXCESS OF       RETAINED        TREASURY STOCK
                                              SHARES    AMOUNT    PAR VALUE       EARNINGS      SHARES       AMOUNT
-------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 1994               12,706     $127     $  87,327      $  5,734       2,719      $(24,413)

Employee Stock Purchase Plan issuance             40        1           514            --          --            --
Stock Option Plan issuance                       560        5         6,049            --          35          (553)
Management Stock Purchase Plan:
   Issuance                                       --       --            --            --         (10)          115
   Repurchase                                     --       --            --            --           8          (144)
   Repayments                                     --       --            --            --          --            --
Purchase of stock                                 --       --            --            --         256        (3,599)
Stock Employee Compensation Trust
   adjustment to fair value                       --       --        20,556            --          --            --
Net Income                                        --       --            --        10,776          --            --
Cash dividends - $.05 per share                   --       --            --          (823)         --            --
Foreign currency adjustment                       --       --            --            --          --            --
Minimum pension liability adjustment              --       --            --            --          --            --
                                              ------     ----     ---------      --------      ------      --------
Balance as of December 31, 1995               13,306      133       114,446        15,687       3,008       (28,594)

Employee Stock Purchase Plan issuance             20       --           490            --          --            --
Stock Option Plan issuance                       141        2         1,801            --          37          (814)
Management Stock Purchase Plan repayments         --       --            --            --          --            --
Purchase of stock                                 --       --            --            --          86        (2,247)
Stock Employee Compensation Trust
   adjustment to fair value                       --       --        42,775            --          --            --
Net Income                                        --       --            --        11,080          --            --
Cash dividends - $.05 per share                   --       --            --          (853)         --            --
Foreign currency adjustment                       --       --            --            --          --            --
Minimum pension liability adjustment              --       --            --            --          --            --
                                              ------     ----     ---------      --------      ------      --------
Balance as of December 31, 1996               13,467      135       159,512        25,914       3,131       (31,655)

Two-for-one stock split                       13,467      135          (135)           --       3,131            --
Employee Stock Purchase Plan issuance             --       --            --            --          --            --
Stock Option Plan issuance                        82       --         3,228            --          --            --
Deferred Compensation Plan stock issuance         --       --            --            --          --            --
Purchase of stock                                 --       --            --            --           5          (118)
Restricted Stock Plan:
   Award                                           2       --            44            --          --            --
   Amortization                                   --       --            --            --          --            --
Stock Employee Compensation Trust
   adjustment to fair value                       --       --        53,379            --          --            --
Net Income                                        --       --            --        17,862          --            --
Cash dividends - $.05 per share                   --       --            --          (837)         --            --
Foreign currency adjustment                       --       --            --            --          --            --
Minimum pension liability adjustment              --       --            --            --          --            --
                                              ------     ----     ---------      --------      ------      --------
Balance as of December 31, 1997               27,018     $270     $ 216,028      $ 42,939       6,267      $(31,773)
                                              ======     ====     =========      ========      ======      ========

The accompanying notes are an integral part of these consolidated financial statements.

                                                                                       MINIMUM               UNEARNED
                                                 STOCK EMPLOYEE          FOREIGN       PENSION    LOANS TO  PORTION OF
                                               COMPENSATION TRUST        CURRENCY     LIABILITY   RELATED   RESTRICTED
                                              SHARES        AMOUNT      ADJUSTMENT    ADJUSTMENT  PARTIES     STOCK
----------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 1994                1,770      $ (14,881)     $(2,441)     $  (238)     $(557)       --

Employee Stock Purchase Plan issuance             --             --           --           --         --        --
Stock Option Plan issuance                        --             --           --           --         --        --
Management Stock Purchase Plan:
   Issuance                                       --             --           --           --       (115)       --
   Repurchase                                     --             --           --           --         --        --
   Repayments                                     --             --           --           --        301        --
Purchase of stock                                 60           (733)          --           --         --        --
Stock Employee Compensation Trust
   adjustment to fair value                       --        (20,556)          --           --         --        --
Net Income                                        --             --           --           --         --        --
Cash dividends - $.05 per share                   --             --           --           --         --        --
Foreign currency adjustment                       --             --          706           --         --        --
Minimum pension liability adjustment              --             --           --       (1,682)        --        --
                                               -----      ---------      -------      -------      -----      ----
Balance as of December 31, 1995                1,830        (36,170)      (1,735)      (1,920)      (371)       --

Employee Stock Purchase Plan issuance             (5)           230           --           --         --        --
Stock Option Plan issuance                        --             --           --           --         --        --
Management Stock Purchase Plan repayments         --             --           --           --        317        --
Purchase of stock                                 --             --           --           --         --        --
Stock Employee Compensation Trust
   adjustment to fair value                       --        (42,775)          --           --         --
Net Income                                        --             --           --           --         --        --
Cash dividends - $.05 per share                   --             --           --           --         --        --
Foreign currency adjustment                       --             --         (304)          --         --        --
Minimum pension liability adjustment              --             --           --          326         --        --
                                               -----      ---------      -------      -------      -----      ----
Balance as of December 31, 1996                1,825        (78,715)      (2,039)      (1,594)       (54)       --

Two-for-one stock split                        1,825             --           --           --         --        --
Employee Stock Purchase Plan issuance            (39)         1,155           --           --         --        --
Stock Option Plan issuance                      (207)           955           --           --         --        --
Deferred Compensation Plan stock issuance         (3)            73           --           --         --        --
Purchase of stock                              1,293        (37,018)          --           --         --        --
Restricted Stock Plan:
   Award                                          --             --           --           --         --       (44)
   Amortization                                   --             --           --           --         --        10
Stock Employee Compensation Trust
   adjustment to fair value                       --        (53,379)          --           --         --        --
Net Income                                        --             --           --           --         --        --
Cash dividends - $.05 per share                   --             --           --           --         --        --
Foreign currency adjustment                       --             --       (1,167)          --         --        --
Minimum pension liability adjustment              --             --           --         (321)        --        --
                                               -----      ---------      -------      -------      -----      ----
Balance as of December 31, 1997                4,694      $(166,929)     $(3,206)     $(1,915)     $ (54)     $(34)
                                               =====      =========      =======      =======      =====      ====


The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of Computer Task Group, Incorporated, and its subsidiaries (the Company or CTG). All intercompany accounts and transactions have been eliminated. Certain amounts in the prior years' consolidated financial statements and notes have been reclassified to conform to the current year presentation. Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Such estimates primarily relate to allowances for doubtful accounts and deferred tax assets, and estimates of progress toward completion and gross profit or loss on fixed-price contracts. Actual results could differ from those estimates.

     The Company provides information technology consulting services.

REVENUE AND COST RECOGNITION

The Company recognizes revenue on monthly fee and time-and-materials contracts as hours are expended and costs are incurred.

     Fixed-price contracts accounted for under the percentage-of-completion method represented 2 percent of 1997 and 1996 revenue, respectively. Such revenue is determined by the percentage of labor and overhead costs incurred to date to total estimated labor and overhead costs for each contract. Fixed-price contract costs include all direct labor and material costs and those indirect costs related to contract performance. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. In addition to an allowance for doubtful accounts of approximately $1 million at December 31, 1997 and 1996, accounts receivable at December 31, 1997 and 1996 is further reduced by reserves for projects of $1.0 million and $0.8 million, respectively. Selling, general and administrative costs are charged to expense as incurred.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties. At December 31, 1997 and 1996, the carrying amounts of the Company's financial instruments, which include cash and temporary cash investments and accounts receivable, approximate fair value.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method based on estimated useful lives of two years to 30 years. The cost of property or equipment sold or otherwise disposed of, along with related accumulated depreciation, is eliminated from the accounts, and the resulting gain or loss is reflected in current earnings. Maintenance and repairs are charged to expense when incurred and significant betterments are capitalized.

     During 1996, the Company re-evaluated its estimated useful lives on technology-related equipment and determined that, for several types of equipment, the estimated useful lives should be reduced. This change, which was effective at the beginning of the Company's 1996 fourth quarter, resulted in $0.4 million of incremental depreciation expense in the fourth quarter of 1996, reducing net income and earnings per share by $0.2 million and $.01 per diluted net income per share, respectively. The Company also expensed an additional $1.3 million of existing software in 1996 due to an upgrade of its internal systems.

ACQUIRED INTANGIBLES

Acquired intangibles consist of goodwill which is being amortized using the straight-line method based on an estimated useful life of 15 years. The Company evaluates the recoverability of the value of acquired intangibles and their estimated useful lives using discounted cash flows based on current interest rates to determine whether the assets are impaired.

IMPAIRMENT OF LONG-LIVED ASSETS AND
LONG-LIVED ASSETS TO BE DISPOSED OF

Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

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

STOCK-BASED COMPENSATION

Prior to January 1, 1996, the Company accounted for its Stock-Based Compensation Plans in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

STOCK SPLIT

During 1997, the Board of Directors approved a 2-for-1 split of the Company's common stock, effective June 2, 1997 to shareholders of record as of May 19, 1997. Shares of common stock, treasury stock, and shares held by the Stock Employee Compensation Trust at December 31, 1996, have been restated to reflect this split on the Company's consolidated balance sheets. Shares for 1996 and prior periods were not restated on the consolidated statements of changes in shareholders' equity. All references elsewhere throughout this Annual Report to the number of shares, per share amounts, stock option data and market prices of the Company's common stock take into effect the stock split.

NET INCOME PER SHARE

At December 31, 1997, the Company adopted the provisions of SFAS No. 128, "Earnings per Share." This statement establishes standards for computing and disclosing earnings per share (EPS).

     Basic and diluted earnings per share for the years ended December 31, 1997, 1996, and 1995 are as follows:

                      (amounts in thousands)
                                  WEIGHTED
                                   AVERAGE   EARNINGS
                       INCOME      SHARES    PER SHARE
------------------------------------------------------------------------------
FOR THE YEAR ENDED
DECEMBER 31, 1997
Basic EPS              $17,862     16,758        $1.07
                                                 =====
Dilutive effect
   of outstanding
   stock options            --        857
                       -------     ------
Diluted EPS            $17,862     17,615        $1.01
                       =======     ======        =====
FOR THE YEAR ENDED
DECEMBER 31, 1996
Basic EPS              $11,080     16,980        $0.65
                                                 =====
Dilutive effect
   of outstanding
   stock options            --        620
                       -------     ------
Diluted EPS            $11,080     17,600        $0.63
                       =======     ======        =====

FOR THE YEAR ENDED
DECEMBER 31, 1995*
Basic EPS              $10,776     16,658        $0.65
                                                 =====
Dilutive effect
   of outstanding
   stock options            --        741
                       -------     ------
Diluted EPS             10,776     17,399        $0.62
                        ======     ======        =====

*Includes a $3.2 million, or $0.19 basic EPS and $0.18 diluted EPS, non-recurring tax benefit related to foreign operations.

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

STATEMENT OF CASH FLOWS

For purposes of the statement of cash flows, cash and temporary cash investments are defined as cash on hand, demand deposits, and short-term, highly liquid investments that are readily convertible to known amounts of cash.

     Interest paid during 1997, 1996, and 1995 amounted to $0.3 million, $0.9 million, and $0.7 million, respectively, while net income tax payments (refunds) totaled $9.7 million, $3.4 million, and $(5.6 million) for the respective years. Income tax refunds received in 1996 and 1995 totaling $7.9 million were primarily due to previously incurred impairment losses related to the Company's European operations.

     During 1997, 1996, and 1995 as a non-cash financing activity, the shares of common stock held by the Stock Employee Compensation Trust were remeasured to fair value, with an adjustment to capital in excess of par value of $53.4 million, $42.8 million, and $20.6 million, respectively.

ACCOUNTING STANDARDS PRONOUNCEMENTS

During the first quarter of 1998, the Company will adopt the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 requires all items recognized as components of comprehensive income, such as a foreign currency or minimum pension liability adjustments, to be reported in a financial statement equal to that of the other financial statements. The Company does not believe that the adoption of this standard will have a material effect on the operations of the Company.

     During 1998, the Company will also adopt the provisions of SFAS No. 131, "Disclosures About Segments of the Enterprise and Related Information." SFAS No. 131 requires disclosure of segments of a company's business based upon how a company is organized for making operating decisions and assessing performance.

2. SALES OF ASSETS

There were no significant sales of assets during 1997. During 1996, the Company sold one of the four buildings it owned. The sale resulted in proceeds of $1.5 million and a loss of $143,000 to the Company in the second quarter.

3. PROPERTY AND EQUIPMENT

Property and equipment are summarized as follows:

                            (amounts in thousands)
DECEMBER 31,                 1997          1996
                           --------      --------
Land                       $    886      $    886
Buildings                     6,515         6,508
Equipment                    20,958        26,128
Furniture                     4,920         6,692
Software                      3,582         3,802
Leasehold improvements          839           809
                           --------      --------
                             37,700        44,825
Less accumulated
   depreciation             (25,255)      (32,445)
                           --------      --------
                           $ 12,445      $ 12,380
                           ========      ========

At December 31, 1997, the Company owned three buildings, two of which are in use by the Company. The third building, with a net book value of $2.1 million, is leased to a third party under a five-year lease which ends in 2000.

4. DEBT

The Company did not have any long-term debt outstanding at either December 31, 1997 or 1996.

     The Company has lines of credit available totaling $53 million, renewable annually at various times throughout the year, with interest at or below the equivalent of the prime rate. All borrowings under these agreements are unsecured and payable upon demand. There were no borrowings under these arrangements at either December 31, 1997 or 1996. There were no commitment fees paid on unused lines of credit during 1997 or 1996.

     The maximum amounts outstanding under short-term borrowings during 1997, 1996 and 1995 were $2.2 million, $2.3 million and $16.2 million, respectively. Average bank borrowings outstanding for the years 1997, 1996 and 1995 were $0.7 million, $1.2 million and $4.3 million, and carried weighted average interest rates of 5.0 percent, 5.2 percent and 6.5 percent, respectively.

5. INCOME TAXES

The provision (benefit) for income taxes consists of the following:

DOMESTIC AND FOREIGN COMPONENTS OF                                (amounts in thousands)
   INCOME (LOSS) BEFORE INCOME TAXES ARE AS FOLLOWS:        1997           1996           1995
                                                          --------       --------       --------
 Domestic                                                 $ 28,825       $ 16,674       $ 13,461
 Foreign                                                     1,443          1,830         (1,420)
                                                          --------       --------       --------
                                                          $ 30,268       $ 18,504       $ 12,041
                                                          ========       ========       ========

THE PROVISION (BENEFIT) FOR INCOME TAXES CONSISTS OF:       1997           1996           1995
                                                          --------       --------       --------
Current Tax:
   U.S. Federal                                           $ 10,176       $  4,858       $ (2,367)
   Foreign                                                      90            886          2,195
   U.S. State and Local                                      2,234          1,350            309
                                                          --------       --------       --------
                                                            12,500          7,094            137
Deferred Tax:
   U.S. Federal                                                (82)           234            983
   U.S. State and Local                                        (12)            96            145
                                                          --------       --------       --------
                                                               (94)           330          1,128
                                                          --------       --------       --------
                                                          $ 12,406       $  7,424       $  1,265
                                                          ========       ========       ========

THE EFFECTIVE AND STATUTORY INCOME TAX RATES
   CAN BE RECONCILED AS FOLLOWS:                            1997           1996           1995
                                                          --------       --------       --------
Tax at statutory rate of 34 percent                       $ 10,291       $  6,291       $  4,094
Rate differential                                              303             85             --
Tax benefit for losses related to the
   Company's European operations                                --             --         (3,200)
State tax, net of federal benefits                           1,445            891            204
Expenses for which no tax benefit is available                 658            552            807
Change in estimate of nondeductible expenses                  (475)          (596)          (514)
Other, net                                                     184            201           (126)
                                                          --------       --------       --------
                                                          $ 12,406       $  7,424       $  1,265
                                                          ========       ========       ========
Effective income tax rate                                     41.0%          40.1%          10.5%

The Company's deferred tax assets and liabilities included the following at:

                                                      DECEMBER 31,     DECEMBER 31,
Assets                                                        1997            1996
                                                      ------------     ------------
Loss carryforwards                                         $   960         $   574
Deferred compensation                                        2,785           2,566
Accruals deductible for tax purposes when paid               1,087           1,144
Allowance for doubtful accounts                                292             292
Other                                                          376             364
                                                           -------         -------
   Gross deferred tax assets                                 5,500           4,940

Liabilities
                                                           -------         -------
Amortization                                                   264             324
Depreciation                                                   519             425
                                                           -------         -------
   Gross deferred tax liabilities                              783             749
   Deferred tax assets valuation allowance                    (927)           (495)
                                                           -------         -------
Net deferred tax assets                                    $ 3,790         $ 3,696
                                                           =======         =======

Net deferred assets and liabilities including valuation
   allowances are recorded at December 31, 1997
   and 1996 as follows:
Net current assets                                         $ 1,244         $ 1,088
Net non-current assets                                       2,546           2,608
                                                           -------         -------
                                                           $ 3,790         $ 3,696
                                                           =======         =======

The net change in the valuation allowance for deferred tax assets was an increase of $432,000 from 1996 to 1997, which is included in the change in estimate of non-deductible expenses appearing in the effective and statutory income tax reconciliation above. The increase reflects a provision for additional foreign net operating losses for which no benefit is anticipated.

     In assessing the realizability of deferred tax assets, management considers, within each taxing jurisdiction, whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the years in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 1997.

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

     The Company has NOL carryforwards of approximately $2.8 million at December 31, 1997, which relate to the Company's foreign operations and generally have an unlimited carryforward period.

     In 1997, 1996, and 1995, 233,000, 92,000 and 514,000 shares of common stock, respectively, were issued through the exercise of non-qualified stock options or through the disqualifying disposition of incentive stock options. The total tax benefit to the Company from these transactions, which is credited to capital in excess of par value rather than recognized as a reduction of income tax expense, was $2.9 million, $0.5 million, and $0.7 million in 1997, 1996 and 1995, respectively. These tax benefits have also been recognized in the consolidated balance sheets as a reduction of current taxes payable.

6. LEASE COMMITMENTS

At December 31, 1997, the Company was obligated under a number of long-term operating leases for property and equipment. Minimum future obligations under such leases are summarized as follows:

YEAR ENDING DECEMBER 31,     (amounts in thousands)
---------------------------------------------------
1998                                        $ 5,648
1999                                          4,250
2000                                          2,638
2001                                          1,166
2002                                            354
Later years                                   1,360
                                            -------
   Minimum future obligations               $15,416
                                            =======

The above operating leases relate to the rental of office space and office equipment. Total rental expense under such operating leases for 1997, 1996 and 1995 was approximately $6.8 million, $7.8 million, and $7.5 million, respectively.

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

     Net periodic pension cost and a reconciliation of funded status at December 31, 1997 and 1996 are as follows:

                                 (amounts in thousands)
NET PERIODIC PENSION COST            1997        1996
                                    ------      ------
Interest cost on projected
   benefit obligation                 $633        $595
Amortization of unrecognized
   net loss                             48          72
                                      ----        ----
                                      $681        $667
                                      ====        ====

RECONCILIATION OF FUNDED STATUS     1997          1996
                                   ------        ------
Accumulated benefit
   obligation - vested             $ 9,258       $ 8,627
Effect of projected future
   salary increases                     --            --
                                   -------       -------
Projected benefit obligation         9,258         8,627
Plan assets at fair value               --            --
                                   -------       -------

Projected benefit obligation
   in excess of plan assets          9,258         8,627
Unrecognized net obligation             --            --
Adjustment needed to
   recognize minimum liability      (1,915)       (1,594)
Unrecognized net loss                1,915         1,594
                                   -------       -------
Accrued pension cost               $ 9,258       $ 8,627
                                   =======       =======
Weighted average discount rate        7.25%         7.50%
Salary increase rate                     0%            0%

The plan is deemed unfunded as the Company has not specifically identified Company resources to be used to discharge the deferred compensation benefit liabilities. The Company has purchased insurance on the lives of certain plan participants in amounts considered sufficient to reimburse the Company for the costs associated with the plan for those participants.

During 1995, the Company established a non-qualified defined-contribution deferred compensation plan for certain key executives. The Company contributions to this plan, which were $241,000, $200,000, and $10,000 in 1997, 1996, and
1995, respectively, are based on annually defined financial performance objectives.

8. EMPLOYEE BENEFITS
401(K) PROFIT-SHARING RETIREMENT PLAN

The Company has a contributory 401(k) profit- sharing retirement plan covering substantially all U.S. employees. Company contributions, which are discretionary, were funded and charged to operations in the amounts of $2.4 million, $1.9 million and $1.8 million for 1997, 1996 and 1995, respectively.

OTHER POSTRETIREMENT BENEFITS

The Company provides limited health care and life insurance benefits to 13 retired employees and their spouses, totaling 20 participants, pursuant to contractual agreements.

     Net periodic postretirement benefit cost and a reconciliation of funded status at December 31, 1997 and 1996 are as follows:

NET PERIODIC POSTRETIREMENT     (amounts in thousands)
   BENEFIT COSTS                    1997       1996
                                   ------     ------
Interest cost                      $ 41      $46
Amortization of unrecognized
   net obligations                   29       30
Other                                (4)      --
                                   ----      ---
Net periodic postretirement
   benefit cost                    $ 66      $76
                                   ====      ===

RECONCILIATION OF FUNDED STATUS     1997       1996
                                   ------     ------
Accumulated postretirement
benefit obligation:
      Retirees                     $ 485       $ 579
      Eligible active plan
         participants                 --          --
                                   -----       -----
Total accumulated
   postretirement benefit
   obligation                        485         579
Less plan assets at fair value        --          --
Less unrecognized transition
   obligation                       (438)       (467)
Plus unrecognized gain               229         113
                                   -----       -----
Accrued postretirement
   benefit liability               $ 276       $ 225
                                   =====       =====
Weighted average discount rate      7.25%       7.50%
Salary increase rate                   0%          0%

The rate of increase in health care costs was assumed to be 8% and 8.5% in 1997 for pre-age 65 and post-age 65 benefits, respectively, gradually declining to 5% by the year 2003 and remaining at that level thereafter. Increasing the assumed health care cost trend rate by one percentage point would increase the accumulated postretirement benefit obligation by $27,000 at December 31, 1997 and the net periodic cost by $2,000 for the year.

9. SHAREHOLDERS' EQUITY
EMPLOYEE STOCK PURCHASE PLAN

Under the Company's First Employee Stock Purchase Plan, employees may apply up to 10 percent of their compensation to purchase the Company's Common Stock. Shares are purchased at market price on the business day preceding the date of purchase. The maximum number of shares that can be purchased under the Plan by all employees of the Company, as a group, totaled 11 million as of December 31, 1997, of which 286,000 shares remain unissued. During 1997, 1996 and 1995, 39,000, 50,000 and 80,000 shares were purchased under the plan at an average price of $29.96, $14.23 and $6.39 per share, respectively.

MANAGEMENT STOCK PURCHASE PLAN

Under the Company's Management Stock Purchase Plan approved in 1992, 800,000 common shares have been designated (up to 400,000 shares from treasury) for purchase by certain key employees. During 1997 and 1996, no loans were made to employees. In 1996, employees repaid loans representing 101,822 shares with a value of $316,976. During 1995, the Company loaned $115,000 to an employee to purchase 19,574 shares of the Company's Common Stock from treasury at a price of $5.88 per share, and employees repaid loans representing 73,392 shares with a value of $301,420. The loans are classified as a reduction of shareholders' equity as they were used to purchase and are secured by Common Stock previously held in treasury. Interest is being charged at 4 percent per annum, and the loan principal is payable in full no later than three years from the date of the loan. The number of shares of Common Stock that secures the loans is sufficient to ensure repayment of the loans.

SHAREHOLDER RIGHTS PLAN

The Board of Directors adopted a Shareholder Rights Plan in January 1989. Under the Plan, one right was distributed for each share of Common Stock outstanding on January 27, 1989, and on each additional share of Common Stock issued after that date and prior to the date the rights become exercisable. The rights become exercisable when 20 percent or more of the Company's outstanding Common Stock is acquired by a person or group, other than Company-provided employee benefit plans, and when an offer to acquire is made. Each right entitles the holder to purchase

Series A Preferred Stock (which is essentially equivalent to Common Stock) at a 50 percent discount from the then market price of the Common Stock or, in the event of a merger, consolidation or sale of a major part of the Company's assets, to purchase Common Stock of the acquiring company at a 50 percent discount from its then market price. The rights expire in January 1999 and may be redeemed by the Company at a price of $.01 per right.

STOCK EMPLOYEE COMPENSATION TRUST

On May 3, 1994, the Company established a Stock Employee Compensation Trust
(SECT) to provide funding for existing employee stock plans and benefit programs. Shares are released from the SECT by the trustee at the request of the Compensation Committee of the Board of Directors. During 1997, the SECT purchased 1.3 million shares for $37 million and used 207,000 shares to fund stock option exercises and 39,000 shares to fund Employee Stock Purchase Plan purchases. During 1996, 11,000 shares were released from the SECT to fund the fourth quarter Employee Stock Purchase Plan purchase. As of December 31, 1997, all shares remaining in the SECT are unallocated and therefore are not considered outstanding for purposes of calculating earnings per share. The shares of Common Stock are valued at market with changes in share price from prior reporting periods reflected as an adjustment to capital in excess of par value. This adjustment totaled $53.4 million, $42.8 million, and $20.6 million for the years ending December 31, 1997, 1996, and 1995, respectively.

RESTRICTED STOCK PLAN

Under the Company's Restricted Stock Plan, 800,000 shares of restricted stock may be granted to certain key employees. During 1997, the Company granted 2,000 shares of restricted stock to one of its employees. The shares vest to the employee over 48 months, and are forfeited if the employee is no longer employed by the Company at the end of the vesting period.

10. STOCK OPTION PLANS

On April 24, 1991, the shareholders approved the Company's 1991 Employee Stock Option Plan (1991 Plan), which came into effect after the Company's 1981 Employee Stock Option Plan (1981 Plan) terminated on April 21, 1991. Under the provisions of the plan, options may be granted to employees and directors of the Company. The option price for options granted under each plan is equal to or greater than the fair market value of the Company's Common Stock on the date the option is granted. Incentive stock options generally become exercisable in four annual installments of 25 percent of the shares covered by the grant, beginning one year from the date of grant, and expire six years after becoming exercisable. Nonqualified stock options either become exercisable in four or five annual installments of 20 or 25 percent of the shares covered by the grant, beginning one year from the date of grant, and expire 15 years from the date of the grant. All options remain in effect until the earlier of the expiration, exercise, or surrender date.

     The per share weighted-average fair value on the date of grant of stock options granted in 1997, 1996, and 1995 was $12.95, $5.71, and $2.64,
respectively. The fair value of options at the date of grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

                          1997      1996      1995
                         -----     ------    ------
Expected life (years)      5.9       6.0       6.0
Dividend yield            0.19%     0.45%     0.86%
Risk-free interest rate   6.15%     5.89%     6.99%
Expected volatility      42.36%    41.45%    39.76%

The Company applies APB Opinion No. 25 in accounting for the 1991 and 1981 Plans and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income and basic and diluted earnings per share would have been reduced to the pro forma amounts indicated below:

               (amounts in thousands, except per share data)
                         1997       1996      1995
                        -------   -------   -------
Net income
   As reported          $17,862   $11,080   $10,776
   Pro forma            $15,959   $10,250   $10,557
Basic earnings
   per share
      As reported         $1.07     $0.65     $0.65
      Pro forma           $0.95     $0.60     $0.63
Diluted earnings
   per share
      As reported         $1.01     $0.63     $0.62
      Pro forma           $0.91     $0.58     $0.61


Pro forma net income reflects only options granted subsequent to December 31, 1994. Accordingly, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above as compensation cost is reflected over the options' vesting period as discussed above, and compensation cost for options granted prior to January 1, 1995 is not considered. Pro forma amounts for compensation cost may not be indicative of the effects on earnings in future years.

A summary of stock option activity under these plans follows:

                                     1981 PLAN     WEIGHTED AVERAGE   1991 PLAN   WEIGHTED AVERAGE
                                      OPTIONS       EXERCISE PRICE     OPTIONS      EXERCISE PRICE
--------------------------------------------------------------------------------------------------
Outstanding at December 31, 1995      165,366             $ 5.55      1,121,386        $ 5.19
   Granted                                 --                 --        682,000        $11.92
   Exercised                         (120,796)            $ 5.59       (160,950)       $ 4.38
   Canceled or expired                (24,246)            $ 5.29       (122,100)       $ 6.72
                                     --------                         ---------
Outstanding at December 31, 1996       20,324             $ 5.58      1,520,336        $ 8.17
   Granted                                 --                 --        626,950        $26.26
   Exercised                           (5,952)            $ 5.59       (282,474)       $ 4.49
   Canceled or expired                     --                 --           (586)       $ 3.75
                                     --------                         ---------
Outstanding at December 31, 1997       14,372             $ 5.58      1,864,226        $14.81

At December 31, 1997 and 1996, the number of options exercisable under the 1991 Plan was 598,076 and 425,550, respectively, and the weighted average exercise price of those options was $10.92 and $7.45, respectively. At December 31, 1997 and 1996, the number of options exercisable under the 1981 Plan was 14,372 and 20,324, respectively, and the weighted average exercise price of those options was $5.58 in both years.

A summary of the range of exercise prices and the weighted-average remaining contractual life of outstanding options at December 31, 1997, for the 1991 and 1981 plans follows:

                                                                                                  WEIGHTED AVERAGE
                                                                                                      REMAINING
                                        RANGE OF         OPTIONS OUTSTANDING    WEIGHTED AVERAGE     CONTRACTUAL
                                     EXERCISE PRICES    AT DECEMBER 31, 1997     EXERCISE PRICE     LIFE (YEARS)
-------------------------------------------------------------------------------------------------------------------
1991 Plan
                                  $3.4375 to $4.8125          215,176               $ 4.16             5.8
                                  $6.125 to $9.00             644,600               $ 7.53             6.1
                                  $9.4375 to $12.75            57,500               $10.07             6.7
                                  $14.3125 to $20.75          320,000               $15.04            12.9
                                  $21.8125 to $30.3125        614,450               $26.05             9.0
                                  $36.75                       12,500               $36.75             8.0

1981 Plan
                                  $4.5625 to $5.50             11,624               $ 5.26             1.3
                                  $6.9375                       2,748               $ 6.94             0.7

At December 31, 1997, there were 922,282 and 0 shares available for grant under the 1991 Plan and 1981 Plan, respectively.

During 1997, the Company acquired stock for treasury valued at $118,000 from employees through stock option exercise transactions.

11. SIGNIFICANT CUSTOMER

IBM is the Company's largest customer. IBM accounted for $142.2 million or 34.9 percent, $107.4 million or 29.4 percent and $80 million or 23.7 percent of consolidated 1997, 1996 and 1995 revenue, respectively. The Company's accounts receivable from IBM at December 31, 1997 and 1996 amounted to $19.7 million and $16.2 million, respectively. No other customer accounted for more than 10 percent of revenue in 1997, 1996 or 1995.

12. LITIGATION

The Company is involved in litigation arising in the normal course of business. In the opinion of management, an adverse outcome to any of this litigation would not have a material effect on the financial condition of the Company.

13. SEGMENT INFORMATION

The Company operates in one segment: the consulting services sector of the information technology industry.

FINANCIAL INFORMATION RELATING TO DOMESTIC                         (amounts in thousands)
AND FOREIGN OPERATIONS                                   1997                 1996               1995
                                                       --------             --------            --------
Revenue
   North America                                       $360,849             $325,328            $306,156
   Europe                                                46,739               39,748              33,251
                                                       --------             --------            --------
    Total Revenue                                      $407,588             $365,076            $339,407

Operating Income (Loss)
   North America                                       $ 34,103             $ 29,460            $ 25,186
   Europe                                                 3,663                3,265                 450
   Corporate and Other                                   (8,810)             (14,207)            (12,886)
                                                       --------             --------            --------
    Total Operating Income                             $ 28,956             $ 18,518            $ 12,750
                                                       ========             ========            ========

Identifiable Assets
   North America                                       $ 57,519             $ 54,943            $ 61,771
   Europe                                                15,777               14,988              13,280
   Corporate and Other                                   34,445               51,350              29,715
                                                       --------             --------            --------
    Total Identifiable Assets                          $107,741             $121,281            $104,766
                                                       ========             ========            ========

Capital Expenditures
   North America                                       $  2,226             $  1,468            $  3,273
   Europe                                                   648                  904                 273
   Corporate and Other                                    1,896                1,212               1,824
                                                       --------             --------            --------
    Total Capital Expenditures                         $  4,770             $  3,584            $  5,370
                                                       ========             ========            ========

Depreciation and Amortization
   North America                                       $  2,872             $  3,550            $  2,618
   Europe                                                   630                  569                 667
   Corporate and Other                                    1,926                3,532               2,861
                                                       --------             --------            --------
    Total Depreciation and Amortization                $  5,428             $  7,651            $  6,146
                                                       ========             ========            ========

Corporate and other identifiable assets consist principally of cash and temporary cash investments and other assets.

14. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                     (amounts in thousands, except per share data)
                                                                       QUARTERS
1997                                   FIRST           SECOND            THIRD           FOURTH            TOTAL
                                       -----           ------            -----           ------            -----
Revenue                               $94,935         $100,105         $101,132         $111,416         $407,588
Direct costs                           68,235           70,579           70,911           79,123          288,848
Selling, general and
   administrative expenses             20,876           22,183           22,749           23,976           89,784
                                      -------         --------         --------         --------         --------
Operating income                        5,824            7,343            7,472            8,317           28,956
Net interest and other income             292              377              507              136            1,312
                                      -------         --------         --------         --------         --------

Income before income taxes              6,116            7,720            7,979            8,453           30,268
Net income                            $ 3,669         $  4,485         $  4,717         $  4,991         $ 17,862
Basic net income per share            $  0.22         $   0.27         $   0.28         $   0.30         $   1.07
Diluted net income per share          $  0.21         $   0.26         $   0.26         $   0.29         $   1.01


                                                                      QUARTERS
1996                                   FIRST           SECOND           THIRD            FOURTH           TOTAL
                                       -----           ------           -----            ------           -----
Revenue                               $90,005         $91,320          $89,410          $94,341          $365,076
Direct costs                           65,160          65,342           63,295           67,786           261,583
Selling, general and
   administrative expenses             21,147          21,294           21,255           21,279            84,975
                                      -------         -------          -------          -------          --------
Operating income                        3,698           4,684            4,860            5,276            18,518
Net interest and other income
   (expense)                              (10)           (285)             163              118               (14)
                                      -------         -------          -------          -------          --------

Income before income taxes              3,688           4,399            5,023            5,394            18,504
Net income                            $ 2,213         $ 2,639          $ 3,014          $ 3,214          $ 11,080
Basic net income per share            $  0.13         $  0.15          $  0.18          $  0.19          $   0.65
Diluted net income per share          $  0.13         $  0.15          $  0.17          $  0.18          $   0.63

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Computer Task Group, Incorporated:

     We have audited the consolidated balance sheets of Computer Task Group, Incorporated and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Computer Task Group, Incorporated and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.





/s/ KPMG Peat Marwick LLP
---------------------------
KPMG Peat Marwick LLP
Buffalo, New York
February 4, 1998

CONSOLIDATED SUMMARY - FIVE-YEAR SELECTED FINANCIAL INFORMATION

                                                   (amounts in millions, except per share data)
OPERATING DATA                                  1997        1996       1995         1994        1993
                                               ------      ------     ------       ------      ------
Revenue                                        $407.6      365.1      339.4        301.6       295.5
Operating income (loss)                        $ 29.0       18.5       12.8         (2.2)      (29.4)*
Income (loss) before income taxes              $ 30.3       18.5       12.0          8.1       (30.7)
Net income (loss)                              $ 17.9       11.1       10.8**        4.8       (27.7)
Basic net income (loss) per share              $  1.07       0.65      0.65**       0.27       (1.53)
Equivalent shares outstanding
   for basic net income (loss) per share         16.8       17.0       16.7         17.9        18.2
Diluted net income (loss) per share            $  1.01       0.63      0.62**       0.26       (1.32)
Equivalent shares outstanding
   for diluted net income (loss) per share       17.6       17.6       17.4         18.5        21.1
Cash dividend per share                        $  0.05       0.05      0.05         0.05        0.05

FINANCIAL POSITION
                                               ------      -----      -----        -----       -----
Working capital                                $ 47.1       61.5       49.5         38.8        51.3
Total assets                                   $107.7      121.3      104.8         95.5       108.6
Long-term debt                                 $   --         --        3.6          6.1         8.4
Shareholders' equity                           $ 55.3       71.5       61.5         50.7        62.5

*  Includes expenses of $33.5 million for restructuring and impairment losses.

** Includes a non-recurring tax benefit of $3.2 million ($0.19 basic net income per share and $0.18 diluted net income per share) related to losses associated with the Company's European operations.



MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Statements included in this Management's Discussion and Analysis of Results of Operations and Financial Condition and elsewhere in this document that do not relate to present or historical conditions are "forward-looking statements" within the meaning of that term in Section 27A of the Securities Act of 1933, as amended, and Section 21F of the Securities Exchange Act of 1934, as amended. Additional oral or written forward-looking statements may be made by the Company from time to time, and such statements may be included in documents that are filed with the Securities and Exchange Commission. Such forward-looking statements involve risks and uncertainties that could cause results or outcomes to differ materially from those expressed in such forward-looking statements. Forward-looking statements may include, without limitation, statements relating to the Company's plans, strategies, objectives, expectations and intentions and are intended to be made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "believes," "forecasts," "intends," "possible," "expects," "estimates," "anticipates," or "plans" and similar expressions are intended to identify forward-looking statements. Among the important factors on which such statements are based are assumptions concerning the anticipated growth of the information technology industry, the continued need of current and prospective customers for the Company's services, the availability of qualified professional staff, and price and wage inflation.

1997 VS. 1996

In 1997, CTG recorded revenue of $407.6 million, an increase of 11.6 percent when compared to 1996 revenue of $365.1 million. North American revenue increased by $35.5 million or 10.9 percent during the year, while revenue from European operations increased by $7 million, or 17.6 percent. European revenues are 11.5 percent of total Company revenues. Overall, the revenue increase was primarily due to an increase in billing rates and additional billable personnel in 1997 as compared to 1996.

     During 1997, the Company continued the implementation of its Key Client strategy. From 1995 to the end of 1997, the Company reduced its total number of clients from over 1,200 to approximately 430. Offsetting the reduction in the total number of clients was growth in revenues from the Company's Key Clients. Revenue from the Company's Key Clients, which includes IBM, the Company's largest client, grew at a rate in excess of 20 percent during 1997.

     Additionally, the strength of the U.S. dollar reduced revenue from our European operations. If there had been no change in the foreign currency exchange rates from December 31, 1996 to December 31, 1997 in the countries in which the Company conducts business, those being Holland, Belgium, the United Kingdom and Luxembourg, total consolidated revenues would have increased by an additional $5.8 million, resulting in a consolidated year-over-year revenue growth rate of 13.2 percent.

     In December 1997, CTG renewed a contract with IBM for three additional years as one of IBM's national technical service providers for the United States. The contract covers approximately 59 percent of the total services provided to IBM by the Company in 1997. IBM continued to be the Company's largest customer, accounting for $142.2 million or 34.9 percent of 1997 total revenue as compared to $107.4 million or 29.4 percent of 1996 revenue. The Company expects to continue to derive a significant portion of its revenue from IBM in 1998 and future years. While a significant decline in revenue from IBM would have a material adverse effect on the Company's revenues and profits, the Company believes a simultaneous loss of all IBM business is unlikely to occur due to the recent renewal of the national contract, the number of contracts presently in existence with IBM, the diversity of the projects performed for IBM and the number of locations and divisions involved.

     Direct costs, defined as costs for billable staff, were $288.8 million or
70.9 percent of revenue in 1997 compared to $261.6 million or 71.7 percent of revenue in 1996. The decrease in direct costs as a percentage of revenue in 1997 as compared to 1996 is primarily due to a trend toward higher value-added consulting services and an increase in billing rates, consistent with the Company's Key Client strategy.

     Selling, general and administrative expenses were $89.8 million or 22.0 percent of revenue in 1997 compared to $85 million or 23.3 percent of revenue in 1996. The decrease from 1996 to 1997 is primarily due to an ongoing effort to reduce overhead costs as a percentage of revenue in 1997, and additional software expense in 1996 due to an upgrade of the Company's internal systems.

     Operating income was $29 million or 7.1 percent of revenue in 1997 compared to $18.5 million or 5.1 percent of revenue in 1996. The increase is primarily due to the factors discussed above. Operating income from North American operations increased $10 million or 65.8 percent from 1996 to 1997. European operations recorded operating income of $3.7 million in 1997 as compared to $3.3 million in 1996. The European improvement in profitability is primarily due to the 17.6 percent increase in revenue discussed above and an increase in higher value-added consulting services performed in 1997.

     Interest and other income increased $0.6 million to $2.1 million in 1997 from $1.5 million in 1996. The increase was a result of an increase in cash and temporary cash investments on hand for most of 1997.

     Income before income taxes was $30.3 million or 7.4 percent of revenue in 1997 compared to $18.5 million or 5.1 percent of revenue in 1996. The provision for income taxes for 1997 was 41 percent compared to 40.1 percent for 1996. The increase in the tax rate is due to additional taxable income in 1997 which is subject to higher marginal tax rates, as compared to 1996.

     During 1997, the Company declared a 2-for-1 stock split effective June 2, 1997. All earnings per share amounts prior to that date have been restated to reflect the stock split.

     Net income for 1997 was $17.9 million or $1.07 per share (basic) and $1.01 per share (diluted), compared to $11.1 million or $0.65 per share (basic) and $0.63 per share (diluted) in 1996. Earnings per share was calculated using 16.8 million (basic) and 17.6 million (diluted) and 17 million (basic) and 17.6 million (diluted) equivalent shares outstanding in 1997 and 1996, respectively. The increase in equivalent shares outstanding for diluted earnings per share is primarily due to the dilutive effect of outstanding stock options on the earnings per share calculation.

     During the period 1993 through 1996, the Company expended considerable sums replacing and upgrading existing hardware, applications, and operating systems. In 1996, the Company conducted an assessment of the year 2000 issue by examining all internal and third-party applications, interfaces, hardware, and operating systems (hereinafter "computer systems"). During 1997, the Company, under the direction of executive management, has generated a complete inventory of its computer systems that may be impacted by the year 2000 issue. The Company's compliance program is designed to assure that mission-critical computer systems, materially necessary to the day-to-day operation of the business, are year 2000 compliant and ready for testing by December 31, 1998. To address the year 2000 issue, the Company has established a year 2000 budget and compliance plan. The Company estimates that the total future amount to be spent to address the year 2000 issue is approximately $500,000.

     Currently, the Company is in the process of evaluating and updating all mission-critical computer systems. The Company, as part of its year 2000 compliance program, has been, and continues to be, in communication with vendors providing third-party computer systems in order to receive necessary assurance that such computer systems are or will be year 2000 compliant on or before December 31, 1998. In any instance where the Company does not receive reasonable assurance from vendors as to year 2000 compliance for any third-party computer system on or before December 31, 1998, the Company will develop contingency plans. With respect to purchases of new hardware upgrades of computer systems, the Company's practice is to formally request year 2000 certification from all of its vendors.

     The Company expects all mission-critical computer systems to be ready for testing on or before December 31, 1998. The Company expects that such computer systems will be year 2000 compliant prior to December 31, 1999.

     During 1997, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share." The adoption of this standard did not have a material impact on the operations of the Company.

     During the first quarter of 1998, the Company will adopt the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 requires all items recognized as components of comprehensive income, such as a foreign currency or minimum pension liability adjustment, to be reported in a financial statement equal to that of the other financial statements. The Company does not believe that the adoption of this standard will have a material effect on the operations of the Company.

     During 1998, the Company will also adopt the provisions of SFAS No. 131, "Disclosures About Segments of the Enterprise and Related Information." SFAS No. 131 requires disclosure of segments of a company's business based upon how a company is organized for making operating decisions and assessing performance.

1996 VS. 1995

In 1996, CTG recorded revenue of $365.1 million, at that time the highest in the Company's history, and an increase of 7.6 percent when compared to 1995 revenue of $339.4 million. North American revenue increased by $19.2 million or 6.3 percent during the year, while revenue from European operations increased by $6.5 million, or 19.5 percent.

     During 1996, the Company continued the implementation of its Key Client strategy. As a result, revenue from IBM, the Company's largest customer, increased by $27.4 million. Revenue from the Company's 50 largest customers, which includes revenue from IBM, from designated Key Clients, as well as revenue from certain customers that do not fit the Company's Key Client profile, grew at a rate in excess of 19% during 1996. As part of the strategy, the Company disengaged from several hundred non-strategic customers, causing those not ranked in the top 50 in the aggregate to post a negative revenue growth rate during the year. As planned, the implementation of CTG's Key Client strategy in 1996 resulted in very positive growth for Key Clients, lower or negative revenue growth for non-Key Clients, and higher profitability overall.

     In the third quarter of 1995, CTG was awarded a two-year contract as one of IBM's nine national technical service providers for the United States. The contract covered approximately 59 percent of the total services provided to IBM by the Company in 1996. This contract expired in December 1997, and was renewed for three additional years. IBM continued to be the Company's largest customer, accounting for $107.4 million or 29.4 percent of 1996 total revenue as compared to $80 million or 23.7 percent of 1995 revenue.

     Direct costs, defined as costs for billable staff, were $261.6 million or
71.7 percent of revenue in 1996 compared to $249.1 million or 73.4 percent of revenue in 1995. The decrease in direct costs as a percentage of revenue in 1996 as compared to 1995 was primarily due to a trend toward higher value-added consulting services, an increase in billing rates, and an increase in the utilization of professional staff.

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

     Operating income was $18.5 million or 5.1 percent of revenue in 1996 compared to $12.8 million or 3.8 percent of revenue in 1995. The increase was primarily due to the factors discussed above. Operating income from North American operations increased $3 million or 24.2 percent from 1995 to 1996. European operations recorded operating income of $3.3 million in 1996 as compared to $0.5 million in 1995. The European improvement in profitability was primarily due to the 19.5 percent increase in revenue discussed above and an increase in higher value added consulting services performed in 1996.

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

     Net income for 1996 was $11.1 million or $0.65 per share (basic) and $0.63 per share (diluted), compared to $10.8 million or $0.65 per share (basic) and $.62 per share (diluted) in 1995. Excluding the non-recurring tax benefit of $3.2 million related to losses associated with the Company's European operations, 1995 net income was $7.6 million, or $0.46 per share (basic) and $0.44 per share (diluted). Earnings per share was calculated using 17 million (basic) and 17.6 million (diluted) and 16.7 million (basic) and 17.4 million (diluted) equivalent shares outstanding in 1996 and 1995, respectively. The increase in equivalent shares outstanding for diluted earnings per share is primarily due to the dilutive effect of outstanding stock options on the earnings per share calculation.

FINANCIAL CONDITION

Cash provided by operating activities was $21 million for 1997. Net income totaled $17.9 million, and non-cash adjustments for depreciation and amortization expense and deferred compensation expense totaled $6 million. Accounts receivable increased $5.7 million or 9.5 percent as a result of increases in revenue offset by improved accounts receivable turnover. Accrued compensation and other current liabilities increased $4.9 million due to an increase in the usage of outside contractors by the Company during 1997 and the timing of the Company's U.S. biweekly payroll. Advanced billings on contracts decreased $1.3 million due to the mix of the contracts outstanding at December 31, 1997 as compared to December 31, 1996. At December 31, 1997, the Company's current ratio is 2.1 to 1.

     Net property and equipment increased $0.1 million. Additions to property and equipment were $4.8 million offset by depreciation of $4.7 million. The Company has no material commitments for capital expenditures at December 31, 1997. Net acquired intangibles decreased $1.3 million, caused by amortization of $0.7 million and $0.6 million in translation adjustments.

     Financing activities used $32.6 million of cash in 1997. Approximately 1.3 million shares of the Company's stock were purchased by the Company's SECT for $37 million, principally in the fourth quarter. At December 31, 1997, consolidated shareholders' equity totaled $55.3 million, which is a decrease of $16.2 million, or 22.7 percent, from December 31, 1996. The decrease is primarily due to the purchase of shares by the Company's SECT, offset by 1997 net income of $17.9 million.

     During 1997, the Company received $1.2 million from employees for 39,000 shares of stock purchased under the Employee Stock Purchase Plan. The Company also received $3.2 million for the exercise of 288,000 stock options, inclusive of the related tax benefit. Payments totaling $0.1 million were made for the purchase of stock for treasury. The Company paid an annual dividend of $.05 per share totaling $0.8 million in May 1997.

     The Company has approximately $53 million in aggregate lines of credit, which are renewable annually at various times throughout the year.

     On October 26, 1994, the Company authorized the repurchase of two million shares and on July 21, 1995 authorized the repurchase of another 1.4 million shares of its Common Stock for treasury and by the Company's SECT. At December 31, 1997, approximately 2.5 million shares have been repurchased under the authorizations, leaving 0.9 million shares authorized for future purchases.

     The Company believes existing internally available funds, cash generated by operations, and borrowings will be sufficient to meet foreseeable working capital, stock repurchase and capital expenditure requirements and to allow for future internal growth and expansion.

ADDITIONAL INFORMATION

STOCK MARKET INFORMATION
YEAR ENDED DECEMBER 31, 1997:    HIGH      LOW
--------------------------------------------------------
First Quarter                    23-5/8     17-1/4
Second Quarter                   39-1/2     16-9/16
Third Quarter                    49-3/8     33-3/4
Fourth Quarter                   44-1/2     27

YEAR ENDED DECEMBER 31, 1996:    HIGH      LOW
--------------------------------------------------------
First Quarter                    10-3/16   8-3/8
Second Quarter                   15-15/16  9-15/16
Third Quarter                    16-1/2    11-5/8
Fourth Quarter                   21-3/4    15-3/16



The Company's common shares are traded on the New York Stock Exchange under the symbol TSK, commonly abbreviated Cptr Task. The shares are listed on the Amsterdam Stock Exchange and are traded by means of the Amsterdam Security Account System (ASAS).

     On February 4, 1998, there were 3,512 record holders of the Company's common shares. The Company paid an annual cash dividend of $.05 per share from 1993 to 1997 and prior to that had paid $.025 per share annually since 1976 plus a 10 percent share dividend in 1980. The Company expects to continue to pay cash dividends subject to the availability of earnings, the financial condition of the Company, and other relevant factors at the time.

ANNUAL MEETING

The annual meeting of shareholders has been scheduled for April 29, 1998 in Buffalo, New York for shareholders of record on March 16, 1998.

FORM 10-K AVAILABLE

Copies of the Company's Form 10-K Annual Report, which is filed with the Securities and Exchange Commission, may be obtained without charge upon written or verbal request to:

Computer Task Group, Incorporated
Investor Relations Department
800 Delaware Avenue
Buffalo, NY 14209-2094
(716) 887-7400

TRANSFER AGENT AND REGISTRAR

Boston EquiServe

     Our Transfer Agent is responsible for our shareholder records, issuance of stock certificates, and distribution of our dividends and the IRS Form 1099. Your requests, as shareholders, concerning these matters are most efficiently answered by corresponding directly with Boston EquiServe:

BankBoston, N.A.
c/o Boston EquiServe
P.O. Box 8040
Boston, MA 02266-8040
(781) 575-3170 (MA residents)
(800) 730-4001
(781) 828-8813 (fax)
www.equiserve.com

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
KPMG Peat Marwick LLP
12 Fountain Plaza, Suite 601
Buffalo, New York 14202

CTG BOARD OF DIRECTORS

GEORGE B. BEITZEL
Retired Senior Vice President and Director,
IBM Corporation

RICHARD L. CRANDALL
Managing Director, Arbor Partners LLC
Retired Chairman and CEO, Comshare, Inc.

GALE S. FITZGERALD
Chairman and Chief Executive Officer,
Computer Task Group, Inc.

PAUL W. JOY
Retired Vice Chairman, American Brass Company

RANDOLPH A. MARKS
Co-Founder, Computer Task Group, Inc.
Retired Chairman, American Brass Company

BARBARA Z. SHATTUCK
Principal, Shattuck Hammond Partners, Inc.


CTG OFFICERS

GALE S. FITZGERALD
Chairman and Chief Executive Officer

JONATHAN R. ASHER
Vice President, Operations, IBM National Team

RICHARD A. BALLOU
Vice President, Operations, Southeast Region

CHARLES A. BARBOUR
Vice President, Operations, North Region

JAMES R. BOLDT
Vice President and Chief Financial Officer

LOUIS J.F. BOYLE
Vice President and Chief Information Officer

BEATRICE C. DE ROCCO
Vice President, Sales and Marketing

MICHAEL E. GRICH
Vice President, Operations, West Region

JOSEPH G. MAKOWSKI
Vice President, General Counsel and Secretary

NICO H. MOLENAAR
Vice President and Managing Director, CTG Europe

CTG LOCATIONS

ALBANY, NY
(518) 456-9323
National Healthcare
Group
(800) 549-4559
(518) 464-4147

ANCHORAGE, AK
(907) 261-6500

ATLANTA, GA
(800) 345-6855
(770) 263-3400

AUSTIN, TX
(800) 553-8394
(512) 502-0190

BALTIMORE, MD
(410) 837-3700

BOSTON, MA
(617) 937-5564

BUFFALO, NY
(716) 888-3400
Corporate Headquarters
(716) 882-8000
(800) 992-5350

CENTRAL PA
(717) 691-8999

CHARLOTTE, NC
(800) 361-0252
(704) 527-6730

CHICAGO, IL
(630) 434-0312

CINCINNATI, OH
(513) 793-6611

CLEVELAND, OH
(216) 524-6441

COLUMBUS, OH
(614) 268-8883

DALLAS, TX
(800) 549-1635
(972) 919-1555

DELAWARE VALLEY
(800) 891-7270
(610) 891-7200

DENVER, CO
(303) 770-8833
(800) 728-5073

DES MOINES, IA
(515) 225-8379

DETROIT, MI
(248) 746-6090

FT. LAUDERDALE, FL
(954) 486-7105

FT. WAYNE, IN
(219) 426-5101

GRAND RAPIDS, MI
(616) 956-0131

GREENVILLE, SC
(864) 297-4790

HARTFORD, CT
(860) 828-2029

INDIANAPOLIS, IN
(317) 578-5100

JACKSONVILLE/ORLANDO, FL
(800) 201-5055
(904) 737-9400

KANSAS CITY, KS
(913) 469-4188

MELBOURNE, FL
(407) 725-1300

MEMPHIS, TN
(901) 766-9335

MERRILLVILLE, IN
(800) 508-8841
(219) 738-1908
NORTH REGION HQ
(219) 756-6360

MILWAUKEE, WI
(414) 821-3320

NASHVILLE, TN
(615) 373-0794


OMAHA, NE
(402) 342-0494

PITTSBURGH, PA
(412) 323-8600
CTG METALS CENTER
(412) 963-8288

PORTLAND, OR
(503) 222-2915

POUGHKEEPSIE, NY
(914) 462-5043

RALEIGH, NC
(INCLUDES SOUTHEAST
REGION HQ)
(800) 851-6577
(919) 851-9008

ROCHESTER, NY
(716) 325-4220

SALT LAKE CITY, UT
(801) 363-0800

SAN JOSE, CA
(800) 451-5671
(408) 441-6777

ST. LOUIS, MO
(INCLUDES WEST
REGION HQ)
(314) 469-7100

SYRACUSE, NY
(315) 463-6276
(800) 272-5852

TAMPA, FL
(813) 289-4471

TOPEKA, KS
(913) 469-4188

TORONTO, ONT., CANADA
(800) 226-9625
(416) 360-3756

VANCOUVER, BC, CANADA
(604) 685-6422

WASHINGTON, DC
(703) 790-1557

WINSTON-SALEM, NC
(800) 392-1215
(336) 724-4441

CTG EUROPE

BELGIUM
32-2-720 51 70

ENGLAND - NOTTINGHAM
44-1159-678-078

ENGLAND - READING
44-1189-750-877

LUXEMBOURG
352-298 7271

THE NETHERLANDS
(includes CTG
Europe HQ)
31-23-5684100



INTERNET ADDRESS:
http://www.ctg.com