Form 10-K, Exhibit 13
period 1998-12-31
COMPUTER TASK GROUP INC
filed 1999-03-31
CIK 23111

                                                                      EXHIBIT 13


                      COMPUTER TASK GROUP, INCORPORATED




1998 Annual Report to Shareholders.

ctg

1998
Annual Report



                                                INFORMATION TECHNOLOGY SOLUTIONS

Company Profile

Founded in 1966, Computer Task Group, Incorporated (CTG or the Company) is a $468 million information technology (IT) services company that provides IT solutions to Fortune 1000 and other companies through strategic partnerships. Backed by more than 30 years' experience, CTG manages IT services for some of the world's leading companies so they can focus on their core businesses and use IT, which has become vital to competitiveness, to excel in their markets. CTG's resources include 55 offices in North America and Europe, 6,000 IT professionals, a suite of proprietary service methodologies, strong project management expertise, and a proactive recruiting approach, CTG-SmartSource.

Company Mission Statement

CTG's mission is to leverage information technology for our clients' success, while creating professional opportunities for our colleagues and value for our shareholders.




TABLE OF CONTENTS

1    1998 Performance Highlights

2    Shareholders Letter

3    The Direction of IT: Outsourcing

6    The Nature of IT: Dynamic

8    The Key to IT: Knowledge

10   The Demand for IT: Global

12   Financial Section

13   Consolidated Summary Financial Information

14   Management's Discussion and Analysis

19   Consolidated Financial Statements

24   Notes to Consolidated Financial Statements

34   Auditors' Report

35   Corporate Information

36   Officers & Directors


This Annual Report contains certain forward-looking statements concerning the Company's current expectations as to future results. Such forward-looking statements are contained in the sections of the Annual Report entitled Shareholders' Letter. The Director of IT: Outsourcing, The Nature of IT:
Dynamic, The Key to IT: Knowledge, The Demand for IT: Global, and Management's Discussion and Analysis. Words such as "believes," "forecasts," "intends," possible," "expects," "estimates," "anticipates," or "plans" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements should be read in conjunction with the Company's disclosures set forth in the first paragraph of the Management's Discussion and Analysis Section, on page 14, which is incorporated herein by reference.

(1998) PERFORMANCE HIGHLIGHTS

                                      (amounts in millions, except per share
                                                  and percentage data)

                                                                 PERCENT     3-YEAR
FINANCIAL HIGHLIGHTS                 1998          1997          CHANGE       CAGR*
                                     ----          ----          ------       -----
Revenue                            $467.8         $407.6         14.8%       11.3%
Operating income                     39.9           29.0         37.6%       28.4%
Operating margin                      8.5%           7.1%        19.7%       31.3%
Income before income taxes           40.8           30.3         34.7%       50.4%
Net income                           24.0           17.9         34.1%       46.7%
Diluted net income per share         1.42           1.01         40.6%       47.8%
Shareholders' equity                 83.4           55.3         50.8%       10.7%
                                   ------         ------         ----        ----

                                                * compound annual growth rate

-    Revenues increased 14.8% to a record $468 million.

- CTG's focus on Key Clients contributed to a 40.6% increase in diluted net income per share and a 34.1% increase in net income.

- CTG's Key Client strategy also produced growth in operating margin to 8.5% for 1998 and a record quarterly high of 9.1% in the fourth quarter of 1998.

- CTG signed a new one-year contract with IBM to continue as one of IBM's national technical services providers.

- Computerworld named CTG one of the 100 best places to work in information systems for the third consecutive year.

- CTG received two regional Best Practices Awards(SM) from Arthur Andersen, an international accounting firm.

- Twenty-three additional CTG offices achieved ISO 9001 certification, bringing the total number of certified offices to 37.

- CTG Europe hired 257 new employees, bringing the total number of European consultants to over 1,000, solidifying CTG's position as a major IT services company in Europe.



           REVENUE
                             in millions

    $301.6     $339.4    $365.1    $407.6    $467.8

     1994       1995      1996      1997       1998




           NET INCOME
                             in millions




    $4.8       $10.8*     $11.1    $17.9       $24.0
     1994       1995       1996     1997        1998



DILUTED NET INCOME PER SHARE





   $0.26       $0.62*    $0.63    $1.01         $1.42
    1994        1995      1996     1997          1998




(*)Includes a non-recurring tax benefit of $3.2 million ($0.18 diluted net income per share) relating to losses associated with the Company's European operations.

Gale S.Fitzgerald
Chairman and CEO

CTG's Vision:

To be recognized as the most committed, responsive, and valued global business partner in information technology services











Dear Fellow Shareholders,

As we enter 1999, we can be proud of our past year's accomplishments. We continue to strengthen and expand our business and solidify our leadership position in the information technology (IT) services industry.

CTG produced record revenues and profits in 1998. Revenues for the year were $467.8 million, an increase of 15% over 1997 revenues. Net income and diluted earnings per share (EPS) in 1998 were $24.0 million and $1.42, respectively, increases of 34% and 41% over 1997.

Our Key Client strategy and commitment to delivering high-value managed services led to solid results in 1998. By providing IT services for clients whereby CTG takes management responsibility for specified deliverables or customized service levels, we are able to form higher-value, ongoing relationships. This approach has proven its worth, positioning CTG for further growth in revenues and profitability.

After five years of steady financial improvement, we are prepared to accelerate our growth pace in 1999 and beyond. The IT services industry is projected to grow at a compound annual growth rate of 17% from 1997 to 2002, and CTG is determined to grow even faster. Our goal is to continue to increase our operating margins by increasing our managed services business. It is a challenging but attainable financial goal. Focusing on high-value services will provide greater value for our shareholders, stronger partnerships with our clients, and faster growth for CTG. Everyone benefits.





                                 SHAREHOLDERS' LETTER

In 1998, we appointed a new vice president of Marketing and Services to help drive our growth plan for providing IT managed services to clients. Our global Marketing and Services organization will research the services our clients need and value, and will ensure that CTG is fully equipped to deliver them.

In 1999, we will be focusing our services in five major markets that represent exciting opportunities for us: Business Application Management, Enterprise Resource Planning (ERP), Electronic Business (E-Business), Supply Chain Management, and Health Care. Our decision to limit year 2000 business to less than 15% of our total business is enabling us to commit significant resources and energies in 1999 to these higher-growth markets. We see these markets as offering greater potential to build significant, ongoing business with both current and new Key Clients.

In February 1999, CTG acquired Elumen Solutions, Inc. Based in Cincinnati, Ohio, Elumen is the largest privately held consulting firm specializing in information technology services for health care organizations. Elumen joined CTG's national health care group to form CTG HealthCare Solutions. With $44 million in combined health care revenues in 1998, CTG HealthCare Solutions has approximately 250 health care client relationships and comprises more than 300 health care IT consultants. This strategic acquisition created an extremely strong presence in a sector that has been growing in excess of 22% annually, or 30% faster than the IT services industry overall. We expect this business segment's significant growth to substantially contribute to CTG's overall growth in revenues and profitability.

CTG's Global Approach, rolled out in 1998, is a framework shared by all CTG colleagues for performing their work. It applies to all primary business functions within CTG worldwide. Its objective is to drive further growth by making everything we do even more effective: sales, delivery, recruiting, career development, marketing and services, and support services. The results should be higher growth and productivity, more cost-effectiveness, and metrics that measure value not only to our clients, but also to CTG and our shareholders.

Attracting and retaining the best IT professionals is another key to CTG's success. Commitment to our colleagues is demonstrated by the investments we make in education, training, leadership, and career development. In 1998, Computerworld magazine named CTG one of the 100 best places to work in information systems for the third consecutive year. This recognition is particularly important in view of the current shortage of IT professionals.
It gives us an additional advantage over competitors in attracting and retaining top IT skills. Our extensive recruiting programs attract employees to CTG, and our commitment to being the industry's best employer helps us retain them.

Our benefits ensure CTG stays at the top of our industry. Our education and training services keep our colleagues up on the most current IT and business knowledge. In 1997, we invested $8.4 million in training. In 1998 we increased training spending to $12.5 million, and during 1999 we will continue to invest in our colleagues. Through our intranet, CTG Central, we offer more than 400 downloadable computer-based training courses. Other innovative employee benefits programs include an enhanced 401(k) plan with an increased company match; interest-free loans for the purchase of PCs and software for our colleagues' personal use; and annual bonuses for our IT professionals, based on profits. We work hard at improving ourselves to retain our leadership position among top IT employers. We want our colleagues and potential employees to know that CTG is the best place to be in IT, which, in turn, helps us grow our business.

With all the progress that we've made over the past several years, our mission remains clear and simple: to leverage information technology for our clients' success, while creating professional opportunities for our colleagues and value for our shareholders. Our vision is to be recognized as the most committed, responsive, and valued global business partner in IT services.

With some of the world's most respected companies as our Key Clients, we have an excellent foundation for building and growing our business and making our vision a reality. This is an exciting time to be in the information technology industry. CTG is well prepared to capitalize on the future of information technology for the benefit of our clients, colleagues, and you--our shareholders.

I look forward to the growth opportunities that lie ahead as we approach the new millennium. Thank you for your interest and continued support of CTG.

Sincerely,

Gale S. Fitzgerald
Chairman and CEO

Businesses and organizations are expanding their use of outsourcing as they strive to realize maximum value from their IT assets and staff, align IT strategy and business goals, and build world-class processes. Dataquest expects worldwide outsourcing to grow to $471.7 billion by the year 2002 at a compound annual growth rate of 17.3%. GartnerGroup predicts that more than 60% of the Fortune 2000 will use external service providers for more than 50% of information technology activities by 2003.

Tops Markets, Inc. CFO Spencer Deese (pictured at far right) says of his company's relationship with CTG, "We have been very pleased with the people, the processes, the systems. The ability to do other than just put in a system. The ability to think outside of that, and help us understand how to best apply IT to running a retail business."

                        THE DIRECTION OF IT OUTSOURCING

CTG's 33-year history of successful outsourcing contracts was recognized by CIO magazine's "Outsourcing Buyer's Guide" when it named CTG as one of the country's top providers of application maintenance solutions in April 1997. In mid-1998, CTG further solidified its leadership position in the outsourcing market by refocusing operations toward application maintenance and other valued managed services. These services now comprise the company's largest, most profitable, and fastest-growing business, accounting for over 40% of business in 1998. CTG provides managed services to a blue-chip roster of customers that includes many Fortune 1000 companies.


For clients in the planning phase of a business solution, CTG's valued managed services include strategic IT alignment, IT architecture, business process modeling, technology selection, and internetworking. As clients move into the design and development stage, CTG manages systems design, development, testing, implementation, and integration services. In the maintenance/ management phase, CTG supports, operates, and maintains application portfolios, help desks, systems, and data centers. All managed services are implemented by highly qualified project managers, equipped with a suite of proprietary methodologies, and backed by CTG's vertical industry and technology specialties.

During 1998, a significant portion of CTG's valued services was generated by application management services, which address the full life-cycle needs of managing enterprise software, from rollout to subsequent updates, conversions, maintenance, and help desk activities. Application management contracts typically cover two to five years, with values ranging from $1 million to $20 million.

Key application management clients include British Petroleum (BP). BP's exploration company outsourced its 80-person applications staff to CTG in 1994. In 1995, BP's oil operations outsourced its 300+ person information technology department to a federation of four IT industry suppliers that includes CTG. BP wanted to focus management attention on its core competencies, implement IT processes that would give it management `levers' to match service levels with business value, and obtain greater economies of scale in IT. CTG provides BP with application management processes, the applications manager, applications staff, as well as production support, 24-hour on-call support, maintenance, and user consulting.

Another successful Key Client outsourcing partnership is CTG's four-year-old relationship with Bayer Corporation. A team of CTG technical specialists, including a project manager and two team leaders, maintains over 30 applications for Bayer. The outsourcing of certain production systems allows Bayer management to concentrate its own IT staff resources on the development of new mission critical systems while maintaining a high level of service to its current systems users. The CTG team is particularly proud of its client satisfaction record and the improvements it has made to Bayer's information systems' responsiveness.

In addition to application management outsourcing, CTG teams are in place to provide our Key Clients with other valued services that we believe will present significant opportunities over the next few years. These include enterprise resource planning, e-business--with an emphasis on e-commerce, Web- and Internet-based development, and network architecture--and health care, where CTG is currently expanding its implementation capabilities with health care package providers. Supply chain management is another critical business area in today's marketplace, and CTG has responded by extending its pharmaceutical industry expertise to the consumer pack-aged goods, food processing, and distribution industries.


This growing segment is exemplified by our Key Client partnership with Buffalo, NY-based Tops Markets, Inc., an operating company of Royal Ahold N.V. When Ahold decided to consolidate its information technology function at an enterprise level to gain economies of scale, Tops Markets and its sister companies were, in turn, required to refocus their own IT strategies. To achieve its aggressive goals, Tops chose CTG to provide the process and methodology for projects involving retail systems, corporate systems consolidation, marketing and merchandising systems, supply chain systems, mandatory/regulatory application upgrades, and year 2000 support. CTG also provides technology support for such key business enhancement initiatives as a customer loyalty card.


The CTG Solution

In 1999 and beyond, helping clients stay ahead of technology's rapid changes will require the delivery of valued services on an enterprise-wide basis, ranging from complex IT projects to the management of ongoing IT functions like help desk operations and application management.

THE CTG SOLUTION

Addressing this challenge is CTG's Enterprise Resource Planning (ERP) group, specializing in the selection and implementation of ERP systems. These state-of-the-art systems integrate all the manufacturing and related applications for an enterprise, incorporating such advanced technologies as GUIs, CASE tools, 4GLs, and client/server architecture. ERP systems integrate business functions and enable improved responsiveness to customers, tighter cost controls, reduced inventory levels, increased productivity, and greater flexibility in conducting business.

The CTG ERP group provides the experienced teams, processes, methodologies, technology-based toolkits, and organizational support needed to select and implement the right ERP software for each client. Our ERP teams are able to maximize our clients' information technology investment through application of our Joint Technology Selection (JTS) process. This process matches clients' knowledge of their business with CTG's ability to effectively accelerate decision-making, concentrating the selection effort on each client's critical business requirements, and then validating compliance with the finalist packages during a validation phase. As a result, JTS executes faster than a traditional package selection approach, yet the process is less risky.


CTG recently applied this expertise to a project for Tower Group, an international customs broker. Tower Group needed a system that would create a single repository of reference, customer, vendor, financial management, and historical data from disparate platforms, as well as databases to enable it to perform financial and management analysis and improve customer service. Tower Group's vision was to make information available on demand to internal and external customers around the world. CTG helped Tower Group design, plan, and implement an information technology architecture to support these business requirements.


Another dynamic sector of information technology growth and opportunity is health care. From the largest hospitals to physicians' private practices, health care industry IT requirements are proliferating. Hospital charts are being replaced by computer-based patient records and clinical repositories. Clinical information systems will augment the current chain of events in patient care. These innovations will help reduce costs while improving responsiveness and patient out-comes. CTG's HealthCare Solutions is dedicated to delivering technical solutions that facilitate more effective health care delivery. The HealthCare Solutions group has conducted large-scale implementation and customization of major vendor hospital information systems, managed care contract systems, and ancillary department systems.

One such client, Ohio State University Medical Center (OSUMC), a large research and teaching hospital, engaged CTG to assist with the design and implementation of the SMS INVISION Physician Order Entry, Lifetime Clinical Record, Clinical Documentation, Patient Management, and Patient Accounting systems, as well as the Enterprise Access Directory. As the relationship expanded, OSUMC sought greater support and expertise from CTG's health care consultants, and multiple CTG teams are now supporting OSUMC in several projects. CTG's accomplishments at OSUMC include supporting the integration of multiple software systems, improving processes to take full advantage of system features, and training users and IT staff on the new systems.

CTG's recent acquisition of Elumen Solutions, Inc., will provide additional opportunities for CTG as a leader in IT services for health care organizations, one of the fastest-growing sectors of the IT services industry.


THE CTG SOLUTION

The Nature of IT Dynamic

In today's ever-changing IT environment, businesses are hard-pressed to keep up with the rapid pace of technology and how to apply it to the best advantage for their business.

What is the most efficient, cost-effective method for managing patient care? What are the best ways to track inventory? What is the fastest way to get a product to market?

Companies and organizations are increasingly turning to information technology experts for IT solutions, ongoing support and maintenance, and the expertise to stay ahead of nonstop changes in technology.

The Key to IT Knowledge

Businesses and organizations are faced with an escalating dependence on both information systems and the IT experts needed to design, develop, and maintain them. The primary business challenge confronting users of information technology is the fact that demand for IT professionals far outweighs the supply.

A byproduct of this imbalance is that more companies are turning to information technology consulting and outsourcing firms whose core competency is providing IT services and talent.

As the 21st century approaches, success in the dynamic information technology services market increasingly depends on a company's ability to make strategic information widely and quickly available to the teams and individuals--often dispersed across many different cities on several continents--who need it. In 1997, CTG undertook a project to use our significant body of intellectual capital as the foundation for a strong knowledge-based culture, and during the past year the company intensified its focus on leveraging knowledge more effectively. The result is a rapidly expanding and diversifying Global Knowledge Management System that is enhancing the value CTG can provide to its clients and shareholders, as well as the opportunity it can offer its professionals.

Keeping pace with the rapid changes in the information technology industry involves a concerted effort among several CTG supporting teams. A prime example is CTG's Enabling Technologies Virtual Team (ETVT), a select group of highly skilled IT professionals who support CTG clients by delivering leading-edge, high-demand technologies. The ETVT studies the IT landscape to assess emerging technologies, adapts CTG's methodologies for use with Key Clients, and mentors CTG professionals in building skills in high-demand areas. Closely associated with the Enabling Technologies Team is CTG's Knowledge Exchange Team, which provides resources and research support on technology, industries, and alliances. A third key group of specialists, CTG's E-Business Team, contributes expertise in Internet/intranet systems development, network architecture design and implementation, distributed systems management, security, project management, and systems architecture.

CTG's success in recruiting and retaining higher-caliber IT professionals makes it one of the most responsive IT services firms in the industry. The Company's recruiting mechanism, CTG-SmartSource, combines a global team of recruiting experts, our leading-edge technology infrastructure, and proprietary processes to locate and track IT professionals with high-demand skills in any location.

Due to the high cost of turnover, one of CTG's corporate goals for 1998 was--and continues to be--to optimize retention by developing programs and policies to address the professional and personal needs of its diverse workforce. CTG's emphasis on supporting career development has proven to be an essential element in recruitment and retention initiatives, and helps ensure that technical employees are highly qualified. A culture of professional challenge, competitive compensation, and diverse career paths, along with a nationally recognized training and education program, has produced measurable results. CTG professionals are encouraged to work with their managers to develop personal career plans and to maintain and expand their IT training. The goal is to ensure that all CTG colleagues are trained and experienced in state-of-the-art technologies.

To remain competitive, CTG seeks ways to find, keep, and develop its growing pool of qualified IT colleagues. One cost-effective response to the challenge is the CTG Graduate Program. Working with over 80 colleges, universities, and technical schools from around the country, CTG's College Recruitment Team selects recent and upcoming college graduates on the basis of their educational qualifications, technical experience, and aptitude for information systems. The program's goal is to graduate students with proficiency in application development equivalent to six months' on-the-job experience. Graduates are readied to accept developer roles as junior members of a team, mentored by a senior CTG technical professional. In 1998, CTG doubled its capacity to train entry-level programmers.

The Graduate Program satisfies several needs. First, it builds teams with varying levels of experience to handle the diversity of tasks in a typical project. That includes both colleagues with specialized or senior skills and those who have recently completed Graduate Program training. Second, it gives CTG the ability to appropriately balance the skills and experience needed, and make the solution for the client more cost-effective. Third, for the development of applications, it provides professionals who are trained in a consistent manner, according to established and accepted standards. The Graduate Program gives CTG the flexibility to creatively address customer requirements of both cost and skill.


THE CTG SOLUTION

CTG provides IT solutions that link businesses to the global marketplace. The increasing complexity of today's technology solutions requires innovative and highly skilled IT professionals.

CTG's 6,000 IT professionals are dedicated to identifying and serving our clients' needs. With our 55 offices in North America and Europe, we are well positioned to supply our clients with the wide range of services they need to help them become more competitive.

Our clients count on us to provide cutting-edge global business solutions. CTG's e-business services specialize in Web and electronic commerce technologies. We provide our clients with comprehensive and innovative Web-based solutions that include infrastructure expertise, database design, and information management with controlled processes. CTG supports clients who are transitioning from traditional electronic data interchange (EDI) business-to-business transactions to Web-based transactions. We develop Web-enabled back office systems. CTG has extensive experience in e-commerce technologies such as EDI, e-mail, electronic funds transfer (EFT), and the Internet. These technologies enable consumers and businesses to participate in the global marketplace.

One of our most significant e-business engagements is an Internet project for British Petroleum America. CTG designed, built, and implemented an intranet infrastructure that provided access to 53,000 local and remote users. Increasing communications and sharing intellectual capital companywide was the goal.

Most of CTG's Key Clients are Fortune 1000 companies with multinational interests. These companies have the resources to invest in IT where it makes a difference to their business-- and they have a successful relationship with CTG. They turn to us to manage their IT needs because we have demonstrated our flexibility in structuring our IT services to respond to their needs. Strategic partnerships with CTG reduce both IT service costs and risk in IT projects, enhance the impact of IT on the organization, and give our clients immediate access to IT resources that are organized around their needs. Our IT talent learns our customer's business and captures follow-on work.

Partnering with IBM Corporation reflects the value of linking with a large multinational company. IBM is CTG's largest Key Client, representing 32% of our business. In 1995, CTG was selected as one of nine preferred suppliers to provide IT services to IBM throughout the U.S. Building on the strength of our relationship in the U.S., in October 1996, CTG Canada was selected as a core supplier authorized to provide technical, IT support, engineering, and design services to IBM Global Services, Canada, in all seven of IBM Canada's regions. CTG's European operation supports an international help desk based in the Netherlands.

Our success in Europe enhances our ability to expand our presence in the global marketplace. CTG's strategic partnerships with multinational firms contributed to the Company's explosive growth in Europe. In May 1998, we hired our 1,000(th) European colleague, doubling the number we had in 1997. CTG's European revenue increased at a compound annual growth rate of 30.1% over the past three years. Since becoming part of CTG in 1990, our European operation has developed a niche in the help desk operations and financial services markets.

CTG's financial services expertise in Europe is reflected in our work for ABN AMRO Bank in the Netherlands. CTG staffed and managed one of the migration projects at the bank that involved designing, building, testing, and implementing a new state-of-the-art PC LAN environment.

As businesses respond to the globalization of their markets, a strategic partnership with CTG enhances the impact of IT on their organization.

The CTG Solution

As the new millennium approaches, IT touches every aspect of life around the world. The rising demand for IT solutions is fueled in part by e- commerce applications created in response to the expanding World Wide Web. By 2002, Dataquest expects PCs that regularly access the Internet and the Web to triple to over 300 million.

Integrating websites, intranets, and other e-commerce applications into a company's core business is a challenge for IT services. Dataquest estimates that worldwide markets for IT professional services will grow from $217.6 billion in 1997 to about $471.7 billion by the year 2002 in response to this need.

THE DEMAND FOR IT GLOBAL

(Financial) Section

Table of Contents

13        Consolidated Summary
          Financial Information

14        Management's Discussion
          and Analysis

19        Consolidated
          Financial Statements

24        Notes to Consolidated
          Financial Statements

34        Auditors' Report






                                Operating Income

                                    [GRAPH]               (in millions)

$3.7  $4.7  $4.9  $5.3  $5.8  $7.3  $7.5  $8.3  $8.4  $9.8  $10.3 $11.4

Q196  Q296  Q396  Q496  Q197  Q297  Q397  Q497  Q198  Q298  Q398  Q498



                                Operating Margin

                                    [GRAPH]

4.1%  5.1%  5.4%  5.6%  6.1%  7.3%  7.4%  7.5%  7.6%  8.3%  8.9%  9.1%

Q196  Q296  Q396  Q496  Q197  Q297  Q397  Q497  Q198  Q298  Q398  Q498


                          Earnings Per Share (diluted)

                                    [GRAPH]

$0.13 $0.15 $0.17 $0.18 $0.21 $0.26 $0.26 $0.29 $0.30 $0.34 $0.37 $0.41

Q196  Q296  Q396  Q496  Q197  Q297  Q397  Q497  Q198  Q298  Q398  Q498

Consolidated Summary -
Five-Year Selected
-------------------------------------------------------------------------------
FINANCIAL INFORMATION

                  (amounts in millions, except per share data)

                                   1998           1997        1996        1995             1994

OPERATING DATA
Revenue                            $467.8       $407.6       $365.1       $339.4          $301.6
Operating income (loss)            $ 39.9       $ 29.0       $ 18.5       $ 12.8          $  (2.2)
Income before income taxes         $ 40.8       $ 30.3       $ 18.5       $ 12.0          $  8.1
Net income                         $ 24.0       $ 17.9       $ 11.1       $ 10.8(*)       $  4.8
Basic net income per share         $ 1.48       $ 1.07       $ 0.65       $ 0.65(*)       $ 0.27
Diluted net income per share       $ 1.42       $ 1.01       $ 0.63       $ 0.62(*)       $ 0.26
Cash dividend per share            $ 0.05       $ 0.05       $ 0.05       $ 0.05          $ 0.05

FINANCIAL POSITION
Working capital                    $ 74.9       $ 47.1       $ 61.5       $ 49.5          $ 38.8
Total assets                       $156.8       $107.7       $121.3       $104.8          $ 95.5
Long-term debt                      $  --       $  --        $  --        $  3.6          $  6.1
Shareholders' equity               $ 83.4       $ 55.3       $ 71.5       $ 61.5          $ 50.7

(*) Includes a non-recurring tax benefit of $3.2 million ($0.19 basic net income per share and $0.18 diluted net income per share) related to losses associated with the Company's European operations.

Management's Discussion and Analysis of
Results of
-------------------------------------------------------------------------------
OPERATIONS AND FINANCIAL CONDITION

Statements included in this Management's Discussion and Analysis of Results of Operations and Financial Condition and elsewhere in this document that do not relate to present or historical conditions are "forward-looking statements" within the meaning of that term in Section 27A of the Securities Act of 1933, as amended, and Section 21F of the Securities Exchange Act of 1934, as amended. Additional oral or written forward-looking statements may be made by the Company from time to time, and such statements may be included in documents that are filed with the Securities and Exchange Commission. Such forward-looking statements involve risks and uncertainties that could cause results or outcomes to differ materially from those expressed in such forward-looking statements. Forward-looking statements may include, without limitation, statements relating to the Company's plans, strategies, objectives, expectations, and intentions and are intended to be made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "believes," "forecasts," "intends," "possible," "expects," "estimates," "anticipates," or "plans" and similar expressions are intended to identify forward-looking statements. Among the important factors on which such statements are based are assumptions concerning the anticipated growth of the information technology (IT) industry, the continued need of current and prospective customers for the Company's services, the availability of qualified professional staff, and price and wage inflation.

1998 vs. 1997

To aid in understanding the operating trends of the Company, the following table is presented to set forth data as contained on the consolidated statements of income, with the information calculated as a percentage of consolidated revenues.

Year ended December 31,           1998               1997     1996
(percentage of revenue)
------------------------------------------------------------------
Revenue                          100.0%             100.0%  100.0%

Direct costs                      68.6%              70.9%   71.6%

Selling, general,
  and administrative
  expenses                        22.9%              22.0%   23.3%
------------------------------------------------------------------
Operating income                   8.5%               7.1%    5.1%
Interest and
  other income, net                0.2%               0.3%    0.0%
------------------------------------------------------------------
Income before
  income taxes                     8.7%               7.4%    5.1%
Provision
  for income taxes                 3.6%               3.0%    2.1%
------------------------------------------------------------------
Net income                         5.1%               4.4%    3.0%
==================================================================


In 1998, CTG recorded revenue of $467.8 million, an increase of 14.8 percent when compared to 1997 revenue of $407.6 million. North American revenue increased by $33.8 million or 9.4 percent during the year, while revenue from European operations increased by $26.5 million, or 56.7 percent. In 1998, European revenues were 15.7 percent of total Company revenues. Overall, the consolidated revenue increase in 1998 as compared to 1997 was mainly due to the Company providing higher-value services to its customers, and additional billable personnel.

During the past several years the Company has implemented its Key Client strategy. The first phase of the strategy was to identify and focus on selected Key Clients. To that end, CTG reduced the number of customers that it served from 1,200 in 1995 to approximately 430 at the end of 1997. The next phase of the strategy was to increase the percentage of higher-value services in the company's sales mix. CTG believes that its successful implementation of its Key Client strategy caused earnings to increase significantly faster than revenues during the past several years, and that the strategy has the potential to continue to improve the Company's earnings performance going forward.

The 1997 to 1998 year-to-year revenue growth rate was impacted slightly by the strengthening of the U.S. dollar as compared to the currencies of the Netherlands, Belgium, the United Kingdom, and Luxembourg. If there had been no change in these foreign currency exchange rates from 1997 to 1998, total consolidated revenues would have been $0.4 million higher, resulting in a year-to-year consolidated revenue growth rate of 14.9 percent. This additional $0.4 million increase in revenue in Europe would have increased the European revenue growth rate to 57.6 percent.

In January 1999, CTG renewed a contract with IBM for one year as one of IBM's national technical service providers for the United States. The contract covers 59 percent of the total services provided to IBM by the Company in 1998. IBM continued to be the Company's largest customer, accounting for $151.4 million or
32.4 percent of 1998 total revenue as compared to $142.2 million or 34.9 percent of 1997 revenue. The Company expects to continue to derive a significant portion of its revenue from IBM in 1999 and future years. While a significant decline in revenue from IBM would have a material adverse effect on the Company's revenues and profits, the Company believes a simultaneous loss of all IBM business is unlikely to occur due to the recent renewal of the national contract, the number of contracts presently in existence with IBM, the diversity of the projects performed for IBM, and the number of locations and divisions involved.

Direct costs, defined as costs for billable staff, were 68.6 percent of revenue in 1998 compared to 70.9 percent of revenue in 1997. The decrease in direct costs as a percentage of revenue in 1998 as compared to 1997 is primarily due to a trend toward providing higher-value services, consistent with CTG's Key Client focus.

Selling, general, and administrative expenses were 22.9 percent of revenue in 1998 compared to 22.0 percent of revenue in 1997. The increase from 1997 to 1998 is primarily due to additional investments in 1998 in sales and marketing, recruiting, and training programs.

Operating income was 8.5 percent of revenue in 1998 compared to 7.1 percent of revenue in 1997. In dollars, there was a 37.6 percent increase year over year. As mentioned above, CTG continued its focus on Key Clients, with particular emphasis on those relationships that were mutually profitable for CTG and its clients. The fourth quarter of 1998 marks the seventeenth straight quarter of operating income improvement for CTG. Operating income from North American and Corporate operations increased $6.3 million or 25 percent from 1997 to 1998. European operations recorded operating income of $8.2 million in 1998 as compared to $3.7 million in 1997. The European improvement in profitability is primarily due to the 56.7 percent increase in revenue discussed above and an increase in higher-value services performed in 1998.

Due to its European operations, CTG is moderately affected by the implementation of the Euro currency in most of the countries in which it operates. However, this effect is financially immaterial as the Company has upgraded its internal systems to be Euro compliant with nominal cost to the company. Additionally, the Company does not anticipate pricing or competitive pressures from other IT services providers that would materially affect either revenues or profits for CTG as a whole.

Interest and other income and expense was 0.2 percent of revenue in 1998 compared to 0.3 percent of revenue in 1997. This decrease was a result of having less cash and temporary cash investments on hand for most of 1998, as the Company's Stock Employee Compensation Trust (SECT) utilized a significant portion of the Company's available cash and temporary cash investments in the fourth quarter of 1997 to purchase CTG's stock on the open market.

Income before income taxes was 8.7 percent of revenue in 1998 compared to 7.4 percent of revenue in 1997. The provision for income taxes for 1998 and 1997 was 41 percent.

Net income for 1998 was 5.1 percent of revenue, or $1.48 basic earnings per share (EPS) and $1.42 diluted EPS, compared to 4.4 percent of revenue or $1.07 basic EPS and $1.01 diluted EPS in 1997. Earnings per share was calculated using
16.2 million (basic EPS) and 16.9 million (diluted EPS) and 16.8 million (basic
EPS) and 17.6 million (diluted EPS) equivalent shares outstanding in 1998 and 1997, respectively. The decrease in equivalent shares outstanding for diluted earnings per share is primarily due to the stock purchases by the Company's SECT in the fourth quarter of 1997.

In 1996, CTG conducted an assessment of its potential year 2000 issues by examining all of its internal and third-party applications, operating systems, interfaces, and hardware (collectively referred to hereafter as computer systems) and its non-information technology (non-IT) systems. During 1997, the Company generated a complete inventory of its computer systems and non-IT systems that may be impacted by year 2000 issues.

To address its year 2000 issues, CTG established a year 2000 committee, a compliance program, and a budget. The committee meets regularly, and reviews and updates, as necessary, the compliance program at each meeting. The Company's year 2000 compliance program consists of six primary phases: assessment, systems inventory, remediation, contingency planning, systems testing, and systems evaluation and monitoring. As mentioned above, the systems inventory and assessment phases were completed in 1997, and progress has been made with respect to the contingency planning and systems testing phases. CTG expects all of its computer systems and non-IT systems to be ready for testing on or before March 31, 1999, and that all of its mission critical computer systems and mission critical non-IT systems will be year 2000 compliant prior to December 31, 1999. The Company has determined that mission critical systems or vendors are those that are vital to the operations of the Company. CTG estimates the total amount spent in 1998 and to be spent in 1999 to address year 2000 issues is less than $500,000.

CTG, as part of its year 2000 compliance program, has been, and continued to be throughout 1998, in communication with vendors providing third-party computer systems or services to the Company, in order to receive assurance that these computer systems and vendors would be year 2000compliant on or before December 31, 1998. In the event the Company did not receive reasonable assurance from its mission critical vendors as to year 2000 compliance by December 31, 1998, CTG is seeking to establish relationships with other vendors that are year 2000 compliant. With respect to purchases of upgrades of existing computer systems, and new hardware and software computer systems, it is the Company's practice to formally request and receive year 2000 certification from the vendor prior to completion of the purchase. As part of CTG's compliance program, the Company does not intend to make any changes to its hardware or software for its mission critical computer systems after June 30, 1999, and into the year 2000.

CTG operates in one industry segment, providing IT services to its clients. The services provided typically encompass the IT business solution life cycle, including phases for planning, development, and managing and maintaining the IT solution. A portion of the IT services the Company provides involves assessment, planning, remediation, testing, and contingency planning services for year 2000 compliance. CTG actively manages the inherent risk in the services it provides to its clients through a thorough contract review process, and by including contractual provisions in its contracts that are designed to mitigate risk to the Company. Revenues generated from year 2000 compliance services were less than 15% of CTG's consolidated revenues for the year ended December 31, 1998. It is anticipated that year 2000 compliance providers such as CTG will continue to generate revenues from year 2000 compliance services after the year 2000. Accordingly, the Company does not anticipate an immediate significant decline in revenues after January 1, 2000.

CTG believes that already completed and planned remediation of its mission critical computer systems and non-IT systems will allow it to be year 2000 compliant as planned. There can be no guarantee, however, that the Company's mission critical computer systems and non-IT systems, or those of mission critical vendors upon which CTG relies, will be year 2000 compliant by December 31, 1999. Additionally, there can be no guarantee that CTG's contingency plans, which the Company intends to complete by April 1999, or that of its mission critical vendors, will eliminate the effects of any year 2000 non-compliance. The failure of CTG's mission critical systems, non-IT systems, or those of its mission critical vendors, could affect the operations of the Company and could have a materially adverse effect on the Company's results of operations.

On February 23, 1999, the Company completed the acquisition of Elumen Solutions, Inc. (Elumen). The transaction is valued at $89 million, of which $86 million was paid in cash or through the assumption of debt, and the remainder was satisfied through the issuance of approximately 128,000 shares of CTG common stock. The acquisition will be accounted for as a purchase. CTG estimates that approximately $85 million of goodwill and other identifiable intangibles, from the total cost of $89 million, will arise from the transaction.

Elumen was the largest privately held consulting firm specializing in information technology services for health care organizations, generating revenues of approximately $36 million for the year ended December 31, 1998. The combination of Elumen and CTG's existing health care practice accounts for approximately $44 million of total revenues in 1998, and comprises over 300 health care information technology consultants.

The market for health care IT services was estimated at $3.4 billion annually in 1997. Several of the factors driving growth in excess of 20% annually in this sector (Piper Jaffray, 1997 and Dorenfest and Associates, 1997) include the creation of large integrated health care delivery systems, the consolidation of health care providers and systems, the impact of managed care, and the need to invest in information technology to improve patient care and achieve cost and operating efficiencies. The acquisition of Elumen by CTG is intended to capitalize on these impressive growth rates which are greater than the growth rates for the IT services industry as a whole. Additionally, as Elumen is one of the leading firms in the health care IT sector, its growth rate exceeded the 20% mentioned above in 1998, and is expected to continue to exceed this rate in 1999.

During the first quarter of 1998, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." SFAS No. 130 requires all items recognized as components of comprehensive income, such as foreign currency or minimum pension liability adjustments, to be reported in a financial statement equal to that of the other financial statements. The adoption of SFAS No. 130 resulted in additional disclosures, including a revision of previously disclosed information, but had no effect on the financial condition or results of operations of the Company.

During 1998, the Company adopted the provisions of SFAS No. 131, "Disclosures About Segments of the Enterprise and Related Information." SFAS No. 131 requires disclosure of segments of a company's business based upon how a company is organized for making operating decisions and assessing performance. As the Company's disclosure of business segments did not change in 1998 from that disclosed in previous years, the adoption of SFAS No. 131 resulted in additional disclosures, but had no effect on the financial condition or results of operations of the Company.

During 1998, the Company adopted the provisions of SFAS No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits." The adoption of SFAS No. 132 resulted in additional disclosures about the Company's non-qualified defined-benefit plan and post-retirement benefit plan, but had no effect on the financial condition or results of operations of the Company.

1997 vs. 1996

In 1997, CTG recorded revenue of $407.6 million, an increase of 11.6 percent when compared to 1996 revenue of $365.1 million. North American revenue increased by $35.5 million or 10.9 percent during the year, while revenue from European operations increased by $7 million, or 17.6 percent. European revenues were 11.5 percent of total Company revenues. Overall, the revenue increase was primarily due to CTG providing higher-value services and additional billable personnel in 1997 as compared to 1996.

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

Additionally, the strength of the U.S. dollar reduced revenue from our European operations. If there had been no change in the foreign currency exchange rates from 1996 to 1997, in the countries in which the Company conducts business, those being the Netherlands, Belgium, the United Kingdom, and Luxembourg, total consolidated revenues would have increased by an additional $5.8 million, resulting in a consolidated year-over-year revenue growth rate of 13.2 percent.

In December 1997, CTG renewed a contract with IBM for three additional years as one of IBM's national technical service providers for the United States. In January 1999, this contract was modified and re-signed for one year. The contract covered 59 percent of the total services provided to IBM by the Company in 1997. IBM continued to be the Company's largest customer, accounting for $142.2 million or 34.9 percent of 1997 total revenue as compared to $107.4 million or 29.4 percent of 1996 revenue.

Direct costs, defined as costs for billable staff, were 70.9 percent of revenue in 1997 compared to 71.6 percent of revenue in 1996. The decrease in direct costs as a percentage of revenue in 1997 as compared to 1996 was primarily due to a trend toward higher-value services, consistent with the Company's Key Client strategy.

Selling, general, and administrative expenses were 22.0 percent of revenue in 1997 compared to 23.3 percent of revenue in 1996. The decrease from 1996 to 1997 was primarily due to the ongoing effort to reduce overhead costs as a percentage of revenue in 1997, and additional software expense in 1996 due to an upgrade of the Company's internal systems.

Operating income was 7.1 percent of revenue in 1997 compared to 5.1 percent of revenue in 1996. The increase was primarily due to the factors discussed above. Operating income from North American and corporate operations increased $10 million or 65.8 percent from 1996 to 1997. European operations recorded operating income of $3.7 million in 1997 as compared to $3.3 million in 1996. The European improvement in profitability was primarily due to the 17.6 percent increase in revenue discussed above and an increase in higher-value services performed in 1997.

Interest and other income and expense was 0.3 percent of revenue in 1997 compared to 0.0 percent in 1996. The increase was a result of an increase in cash and temporary cash investments on hand for most of 1997.

Income before income taxes was 7.4 percent of revenue in 1997 compared to 5.1 percent of revenue in 1996. The provision for income taxes for 1997 was 41 percent compared to 40.1 percent for 1996. The increase in the tax rate was due to additional taxable income in 1997, which was subject to higher marginal tax rates, as compared to 1996.

During 1997, the Company declared a 2-for-1 stock split effective June 2, 1997. All earnings per share amounts prior to that date have been restated to reflect the stock split.

Net income for 1997 was 4.4 percent of revenue or $1.07 basic EPS and $1.01 diluted EPS, compared to 3.0 percent of revenue or $0.65 basic EPS and $0.63 diluted EPS in 1996. Earnings per share were calculated using 16.8 million (basic EPS) and 17.6 million (diluted EPS) and 17 million (basic EPS) and 17.6 million (diluted EPS) equivalent shares outstanding in 1997 and 1996, respectively. The increase in equivalent shares outstanding for diluted earnings per share was primarily due to the dilutive effect of outstanding stock options on the earnings per share calculation.

At December 31, 1997, the Company adopted the provisions of SFAS No. 128, "Earnings per Share." The adoption of this standard did not have a material impact on the operations of the Company.

Financial Condition

Cash provided by operating activities was $34.0 million for 1998. Net income totaled $24.0 million, and non-cash adjustments for depreciation expense, amortization expense, and deferred compensation expense totaled $5.2 million. Accounts receivable increased $12.8 million or 21.2 percent as a result of increases in revenue and a decline in accounts receivable turnover. Accounts payable increased by $4.8 million due to the timing of payments at year-end 1998 as compared to year-end 1997. Accrued compensation and other current liabilities increased $11.6 million due to an increase in the usage of outside contractors by the Company during 1998 and the timing of the company's U.S. biweekly payroll. Advanced billings on contracts decreased $0.8 million due to the mix of the contracts outstanding at December 31, 1998, as compared to December 31, 1997. At December 31, 1998, the Company's current ratio was 2.2 to 1.

Net property and equipment increased $0.7 million. Additions to property and equipment were $5.1 million offset by depreciation of $4.4 million. The Company had no material commitments for capital expenditures at December 31, 1998. Net acquired intangibles decreased $0.5 million, caused by amortization of $0.6 million and $0.1 million in translation adjustments.

Financing activities provided $3.6 million of cash in 1998. A total of 80,000 shares of the Company's stock were purchased in the open market by the Company's SECT for $2.5 million. At December 31, 1998, consolidated shareholders' equity totaled $83.4 million, which was an increase of $28.1 million, or 51 percent, from December 31, 1997. The increase was primarily due to 1998 net income of $24.0 million.

During 1998, the Company received $1.4 million from employees for 45,000 shares of stock purchased under the Employee Stock Purchase Plan. The Company also received $4.3 million for the exercise of 272,000 stock options, inclusive of the related tax benefit. The Company paid an annual dividend of $0.05 per share totaling $0.8 million in 1998.

At December 31, 1998, the Company had approximately $52.6 million in aggregate lines of credit, which were renewable annually at various times throughout the year. Subsequent to December 31, 1998, in anticipation of the Elumen acquisition, the Company increased its available lines of credit to $102.6 million, with terms on the increased amount of the lines consistent with those of the original lines.

The Company completed the acquisition of Elumen on February 23, 1999. The transaction is valued at $89 million, of which $86 million was paid in cash or through the assumption of debt, and the remainder was satisfied through the issuance of approximately 128,000 shares of CTG common stock. The cash amount of $86 million was funded using the available lines of credit and existing cash and temporary cash investment balances.

On October 26, 1994, the Company authorized the repurchase of 2.0 million shares and on July 21, 1995 authorized the repurchase of another 1.4 million shares of its common stock for treasury and by the Company's SECT. At December 31, 1998, approximately 2.5 million shares had been repurchased under the authorizations, leaving 0.9 million shares authorized for future purchases.

The Company believes existing internally available funds, cash generated by operations, and borrowings will be sufficient to meet foreseeable working capital, stock repurchase, and capital expenditure requirements and to allow for future internal growth and expansion.

Consolidated Statements of Income

                                       (amounts in thousands, except per share data)

                                                  1998          1997            1996

Revenue                                         $ 467,838     $ 407,588     $ 365,076
Direct costs                                      320,673       288,848       261,583
Selling, general and administrative expenses      107,314        89,784        84,975

Operating income                                   39,851        28,956        18,518
Interest and other income                           1,445         2,151         1,529
Interest and other expense                           (529)         (809)         (768)
Loss on sales or disposals of assets                  (10)          (30)         (775)

Income before income taxes                         40,757        30,268        18,504
Provision for income taxes                         16,712        12,406         7,424

Net income                                      $  24,045     $  17,862     $  11,080

Net income per share:
    Basic                                       $    1.48     $    1.07     $    0.65

    Diluted                                     $    1.42     $    1.01     $    0.63

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

                                                                      (amounts in thousands)

                                                                          1998        1997
ASSETS
Current Assets:
    Cash and temporary cash investments                                $  57,748     $  25,033
    Accounts receivable, net of allowances and reserves                   73,932        60,176
    Prepaids and other                                                     4,000         2,420
    Deferred income taxes                                                  1,654         1,244
-----------------------------------------------------------------------------------------------
         Total current assets                                            137,334        88,873
    Property and equipment, net of accumulated
         depreciation and amortization                                    13,146        12,445
    Acquired intangibles, net of accumulated amortization
         of $6,002,000 and $6,124,000, respectively                        2,808         3,280
    Deferred income taxes                                                  2,801         2,546
    Other assets                                                             720           597
-----------------------------------------------------------------------------------------------
         Total assets                                                  $ 156,809     $ 107,741
                                                                       =========     =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
    Accounts payable                                                   $  14,265     $   9,207
    Accrued compensation                                                  29,258        21,641
    Income taxes payable                                                   9,157         4,620
    Advance billings on contracts                                            384         1,158
    Other current liabilities                                              9,409         5,145
-----------------------------------------------------------------------------------------------
         Total current liabilities                                        62,473        41,771
    Deferred compensation benefits                                        10,300         9,752
    Other long-term liabilities                                              587           892
-----------------------------------------------------------------------------------------------
         Total liabilities                                                73,360        52,415
Shareholders' Equity:
    Common stock, par value $.01 per share, 150,000,000
         shares authorized; 27,017,824 shares issued                         270           270
    Capital in excess of par value                                       106,010       216,028
    Retained earnings                                                     66,172        42,939
    Less: Treasury stock of 6,269,668 and 6,267,289 shares, at cost      (31,850)      (31,773)
         Stock Employee Compensation Trust of 4,422,500
             and 4,693,948 shares                                        (52,463)     (166,929)
         Unearned portion of restricted stock to related parties             (69)          (34)
         Loans to related parties                                             --           (54)
    Other Comprehensive Income:
         Foreign currency adjustment                                      (2,374)       (3,206)
         Minimum pension liability adjustment                             (2,247)       (1,915)
-----------------------------------------------------------------------------------------------
             Accumulated other comprehensive income                       (4,621)       (5,121)
-----------------------------------------------------------------------------------------------
         Total shareholders' equity                                       83,449        55,326
-----------------------------------------------------------------------------------------------
         Total liabilities and shareholders' equity                    $ 156,809     $ 107,741
                                                                       =========     =========


The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

                                                                        (amounts in thousands)

                                                                 1998        1997         1996

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                  $ 24,045     $ 17,862     $ 11,080
Adjustments:
    Depreciation expense                                       4,406        4,532        6,807
    Amortization expense                                         596          896          844
    Loss on sales or disposals of assets                          10           30          775
    Deferred compensation expense                                216          542          476
    Changes in assets and liabilities:
         (Increase) decrease in accounts receivable          (12,830)      (5,692)       2,132
         (Increase) decrease in prepaids and other            (1,551)          16       (1,080)
         (Increase) decrease in deferred income taxes           (665)         (94)         330
         (Increase) in other assets                             (123)         (19)         (57)
         Increase in accounts payable                          4,805          267          174
         Increase in accrued compensation                      7,431        4,493        7,362
         Increase (decrease) in income taxes payable           4,546         (555)       3,107
         Increase (decrease) in advance billings
             on contracts                                       (774)      (1,326)         301
         Increase in other current liabilities                 4,179          390        1,799
         Decrease in other long-term liabilities                (304)        (345)        (415)
-----------------------------------------------------------------------------------------------
Net cash provided by operating activities                     33,987       20,997       33,635
-----------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property and equipment                           (5,057)      (4,770)      (3,584)
Proceeds from sales or disposals of property
    and equipment                                                 22           15        1,512
-----------------------------------------------------------------------------------------------
Net cash used in investing activities                         (5,035)      (4,755)      (2,072)
-----------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on long-term debt                              --           --       (5,929)
Proceeds from Employee Stock Purchase Plan                     1,448        1,155          720
Purchase of stock for treasury                                   (77)        (118)      (3,061)
Purchase of stock by Stock Employee
    Compensation Trust                                        (2,455)     (37,018)          --
Proceeds from other stock plans, inclusive of the
    related tax benefit                                        5,474        4,266        2,120
Dividends paid                                                  (812)        (837)        (853)
-----------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities            3,578      (32,552)      (7,003)
-----------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and
    temporary cash investments                                   185         (173)         411
-----------------------------------------------------------------------------------------------
Net increase (decrease) in cash and temporary
    cash investments                                          32,715      (16,483)      24,971
Cash and temporary cash investments at beginning of year      25,033       41,516       16,545
-----------------------------------------------------------------------------------------------
Cash and temporary cash investments at end of year          $ 57,748     $ 25,033     $ 41,516
                                                            ========     ========     ========

The accompanying notes are an integral part of these consolidated financial statements.

                                                                   Common Stock         Capital in
Consolidated                                                     -------------------     Excess of     Retained
Statements of Changes in Shareholders' Equity                    Shares       Amount     Par Value     Earnings
                                                                 ------       ------     ---------     --------
                                                                  (amounts in thousands, except per share data)

Balance as of December 31, 1995                                  13,306    $     133    $ 114,446     $  15,687
Employee Stock Purchase Plan share issuance                          20           --          490            --
Stock Option Plan share issuance                                    141            2        1,801            --
Management Stock Purchase Plan repayments                            --           --           --            --
Purchase of stock                                                    --           --           --            --
Stock Employee Compensation Trust adjustment to fair value           --           --       42,775            --
Cash dividends--$.05 per share                                       --           --           --          (853)
Comprehensive Income:
    Net income                                                       --           --           --        11,080
    Foreign currency adjustment                                      --           --           --            --
    Minimum pension liability adjustment                             --           --           --            --
------------------------------------------------------------------------------------------------------------------
         Total comprehensive income                                  --           --           --        11,080
------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 1996                                  13,467          135      159,512        25,914
Two-for-one stock split                                          13,467          135         (135)           --
Employee Stock Purchase Plan share issuance                          --           --           --            --
Stock Option Plan share issuance                                     82           --        3,228            --
Deferred Compensation Plan share issuance                            --           --           --            --
Purchase of stock                                                    --           --           --            --
Restricted Stock Plan:
    Award                                                             2           --           44            --
    Amortization                                                     --           --           --            --
Stock Employee Compensation Trust adjustment to fair value           --           --       53,379            --
Cash dividends--$.05 per share                                       --           --           --          (837)
Comprehensive Income
    Net income                                                       --           --           --        17,862
    Foreign currency adjustment                                      --           --           --            --
    Minimum pension liability adjustment                             --           --           --            --
------------------------------------------------------------------------------------------------------------------
         Total comprehensive income                                  --           --           --        17,862
------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 1997                                  27,018          270      216,028        42,939

Employee Stock Purchase Plan share issuance                          --           --           --            --
Stock Option Plan share issuance                                     --           --        2,359            --
Other share issuance                                                 --           --           --            --
Purchase of stock                                                    --           --           --            --
Restricted Stock Plan:
    Award                                                            --           --           --            --
    Amortization                                                     --           --           --            --
Stock Employee Compensation Trust adjustment to cost                 --           --     (112,377)           --
Management Stock Purchase Plan repayments                            --           --           --            --
Cash dividends--$.05 per share                                       --           --           --          (812)
Comprehensive Income:
    Net income                                                       --           --           --        24,045
    Foreign currency adjustment                                      --           --           --            --
    Minimum pension liability adjustment                             --           --           --            --
------------------------------------------------------------------------------------------------------------------
         Total comprehensive income                                  --           --           --        24,045
------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 1998                                  27,018    $     270    $ 106,010     $  66,172
------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

                                Stock Employee       Unearned Portion Loans to    Foreign        Minimum          Total
   Treasury Stock             Compensation Trust       of Restricted  Related    Currency   Pension Liability  Shareholders'
Shares        Amount          Shares       Amount           Stock     Parties    Adjustment     Adjustment       Equity

3,008       $(28,594)       1,830       $ (36,170)          $--      $(371)       $(1,735)       $(1,920)        $61,476
   --              --         (5)              230          --           --             --             --            720
   37           (814)          --               --          --           --             --             --            989
   --              --          --               --          --          317             --             --            317
   86         (2,247)          --               --          --           --             --             --        (2,247)
   --              --          --         (42,775)          --           --             --             --             --
   --              --          --               --          --           --             --             --          (853)

   --              --          --               --          --           --             --             --         11,080
   --              --          --               --          --           --          (304)             --          (304)
   --              --          --               --          --           --             --            326            326
-------------------------------------------------------------------------------------------------------------------------
   --              --          --               --          --           --          (304)            326         11,102
-------------------------------------------------------------------------------------------------------------------------
3,131        (31,655)       1,825         (78,715)          --         (54)        (2,039)        (1,594)         71,504
3,131              --       1,825               --          --           --             --             --             --
   --              --        (39)            1,155          --           --             --             --          1,155
   --              --       (207)              955          --           --             --             --          4,183
   --              --         (3)               73          --           --             --             --             73
    5           (118)       1,293         (37,018)          --           --             --             --       (37,136)

   --              --          --               --        (44)           --             --             --             --
   --              --          --               --          10           --             --             --             10
   --              --          --         (53,379)          --           --             --             --             --
   --              --          --               --          --           --             --             --          (837)

   --              --          --               --          --           --             --             --         17,862
   --              --          --               --          --           --        (1,167)             --        (1,167)
   --              --          --               --          --           --             --          (321)          (321)
-------------------------------------------------------------------------------------------------------------------------
   --              --          --               --          --           --        (1,167)          (321)         16,374
-------------------------------------------------------------------------------------------------------------------------
6,267        (31,773)       4,694        (166,929)        (34)         (54)        (3,206)        (1,915)         55,326
-------------------------------------------------------------------------------------------------------------------------
   --              --        (45)            1,448          --           --             --             --          1,448
   --              --       (272)            1,985          --           --             --             --          4,344
   --              --        (32)            1,051          --           --             --             --          1,051
    3            (77)          80          (2,455)          --           --             --             --        (2,532)

   --              --         (2)               60        (60)           --             --             --             --
   --              --          --               --          25           --             --             --             25
   --              --          --          112,377          --           --             --             --             --
   --              --          --               --          --           54             --             --             54
   --              --          --               --          --           --             --             --          (812)

   --              --          --               --          --           --             --             --         24,045
   --              --          --               --          --           --            832             --            832
   --              --          --               --          --           --             --          (332)          (332)
-------------------------------------------------------------------------------------------------------------------------
   --              --          --               --          --           --            832          (332)         24,545
-------------------------------------------------------------------------------------------------------------------------
6,270       $(31,850)       4,423        $(52,463)       $(69)         $ --       $(2,374)       $(2,247)        $83,449
=========================================================================================================================

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT
   ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of Computer Task Group, Incorporated, and its subsidiaries (the Company or CTG), located primarily in North America and Europe. All intercompany accounts and transactions have been eliminated. Certain amounts in the prior years' consolidated financial statements and notes have been reclassified to conform to the current year presentation. Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Such estimates primarily relate to allowances for doubtful accounts and deferred tax assets, a reserve for projects, and estimates of progress toward completion and gross profit or loss on fixed-price contracts. Actual results could differ from those estimates.

CTG operates in one industry segment, providing information technology (IT) services to its clients. The services provided typically encompass the IT business solution life cycle, including phases for planning, development and implementation, and managing and maintaining the IT solution.

REVENUE AND COST RECOGNITION

The Company primarily recognizes revenue on monthly fee and time-and-materials contracts as hours are expended and costs are incurred. Fixed-price contracts accounted for under the percentage-of-completion method represented 1 percent of 1998 and 2 percent of 1997 and 1996 revenue, respectively. Such revenue is determined by the percentage of labor and overhead costs incurred to date to total estimated labor and overhead costs for each contract. Fixed-price contract costs include all direct labor and material costs and those indirect costs related to contract performance.

Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. In addition to an allowance for doubtful accounts of approximately $1.1 million and $1.0 million at December 31, 1998 and 1997, respectively, accounts receivable is further reduced by a reserve for projects of $1.0 million at December 31, 1998 and 1997. Selling, general, and administrative costs are charged to expense as incurred.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties. At December 31, 1998 and 1997, the carrying amounts of the Company's financial instruments, which include cash and temporary cash investments and accounts receivable, approximate fair value.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method based on estimated useful lives of two years to thirty years. The cost of property or equipment sold or otherwise disposed of, along with related accumulated depreciation, is eliminated from the accounts, and the resulting gain or loss is reflected in current earnings. Maintenance and repairs are charged to expense when incurred, while significant betterments are capitalized.

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

IMPAIRMENT OF LONG-LIVED ASSETS AND
LONG-LIVED ASSETS TO BE DISPOSED OF
Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impair-ment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

INCOME TAXES
The Company provides deferred income taxes for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Deferred income taxes relate principally to deferred compensation, non-deductible accrued expenses, and accelerated depreciation and amortization methods.

Tax credits are accounted for by a reduction of the income tax provision in the year in which they are realized (flow-through method).

STOCK-BASED COMPENSATION

The Company accounts for its Stock-Based Compensation Plans in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value- based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

STOCK SPLIT
During 1997, the Board of Directors approved a 2-for-1 split of the Company's common stock, effective June 2, 1997, to shareholders of record as of May 19, 1997. Shares of common stock, treasury stock, and shares held by the Stock Employee Compensation Trust (SECT) at December 31, 1996, have been restated to reflect this split on the Company's consolidated balance sheets. Shares for 1996 and prior periods were not restated on the consolidated statements of changes in share- holders' equity. All references elsewhere throughout this annual report to the number of shares, per share amounts, stock option data, and market prices of the Company's common stock give effect to the stock split.


NET INCOME PER SHARE
At December 31, 1997, the Company adopted the provisions of SFAS No. 128, "Earnings per Share." This statement establishes standards for computing and disclosing earnings per share (EPS). Basic and diluted earnings per share for the years ended December 31, 1998, 1997, and 1996 are as follows:

                                                              Weighted
(amounts in thousands,                                         Average   Earnings
except per share data)                            Income       Shares    per Share
For the Year Ended December 31, 1998
Basic EPS                                        $24,045       16,216      $1.48
Dilutive effect of
  outstanding
  stock options                                       --          697

Diluted EPS                                      $24,045       16,913      $1.42

For the Year Ended December 31, 1997
Basic EPS                                        $17,862       16,758      $1.07
Dilutive effect of
  outstanding
  stock options                                       --          857

Diluted EPS                                      $17,862       17,615      $1.01

For the Year Ended December 31, 1996
Basic EPS                                        $11,080       16,980      $0.65
Dilutive effect of
  outstanding
  stock options                                       --          620

Diluted EPS                                      $11,080       17,600      $0.63


FOREIGN CURRENCY TRANSLATION

The functional currency of the Company's foreign subsidiaries is the applicable local currency. The translation of the applicable foreign currencies into U.S. dollars is performed for assets and liabilities using current exchange rates in effect at the balance sheet date, for equity accounts using historical exchange rates, and for revenue and expense activity using the applicable month's average exchange rates.

STATEMENTS OF CASH FLOWS

For purposes of the statements of cash flows, cash and temporary cash investments are defined as cash on hand, demand deposits, and short-term, highly liquid investments that are readily convertible to known amounts of cash.

Interest paid during 1998, 1997, and 1996 amounted to $0.1 million, $0.3 million, and $0.9 million, respectively, while net income tax payments totaled $10.4 million, $9.7 million, and $3.4 million for the respective years. Income tax refunds received in 1996 totaling $1.0 million were primarily due to previously incurred impairment losses related to the Company's European operations.

During 1998, as a non-cash financing activity, the shares of common stock held by the SECT were adjusted to original cost basis, with a decrease to capital in excess of par value of $(112.4) million. During 1997 and 1996, as a non-cash financing activity, the shares of common stock of the SECT were adjusted to fair value, with an increase to capital in excess of par value of $53.4 million and $42.8 million, respectively (see Note 10, Stock Employee Compensation Trust).

ACCOUNTING STANDARDS PRONOUNCEMENTS

During the first quarter of 1998, the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 requires all items recognized as components of comprehensive income, such as foreign currency or minimum pension liability adjustments, to be reported in a financial statement equal to that of the other financial statements. The adoption of SFAS No. 130 resulted in additional disclosures, including a revision of previously disclosed information, but had no effect on the financial condition or results of operations of the Company.

For the years ended December 31, 1998, 1997, and 1996, the tax benefit (expense) associated with the minimum pension liability adjustment was $(0.1) million, $(0.1) million, and $0.1 million, respectively.

During 1998, the Company adopted the provisions of SFAS No. 131, "Disclosures About Segments of the Enterprise and Related Information." SFAS No. 131 requires disclosure of segments of a company's business based upon how a company is organized for making operating decisions and assessing performance. As the Company's disclosure of business segments did not change in 1998 from that disclosed in previous years, the adoption of SFAS No. 131 resulted in additional disclosures, but had no effect on the financial condition or results of operations of the Company.

During 1998, the Company adopted the provisions of SFAS No. 132, "Employers' Disclosures About Pensions and Other Postretirement Benefits." The adoption of SFAS No. 132 resulted in additional disclosures about the Company's non-qualified defined-benefit plan and postretirement benefit plan, but had no effect on the financial condition or results of operations of the Company.

2.  ACQUISITION

On February 23, 1999, the Company completed the acquisition of the stock of Elumen Solutions, Inc. (Elumen). The transaction is valued at $89 million, of which $86 million was paid in cash or through the assumption of debt, and the remainder was satisfied through the issuance of approximately 128,000 shares of CTG common stock. The acquisition will be accounted for as a purchase. CTG estimated that approximately $85 million of good-will and other identifiable intangibles, from the total cost of $89 million, will arise from the acquisition.

Elumen was the largest privately held consulting firm specializing in information technology services for health care organizations, generating revenues of approximately $36 million for the year ended December 31, 1998.

3. SALES OF ASSETS
There were no significant sales of assets during 1998 or 1997. During the second quarter of 1996, CTG sold one of the four buildings it owned. The sale resulted in proceeds to the Company of $1.5 million, and a loss of $143,000.

4. PROPERTY AND EQUIPMENT
Property and equipment at December 31, 1998 and 1997 are summarized as follows:

December 31,                                           1998               1997
(amounts in thousands)

Land                                                $    886           $    886
Buildings                                              6,515              6,515
Equipment                                             23,984             20,958
Furniture                                              5,447              4,920
Software                                               3,739              3,582
Leasehold improvements                                 1,031                839
-------------------------------------------------------------------------------
                                                      41,602             37,700
Less accumulated
  depreciation                                       (28,456)           (25,255)
-------------------------------------------------------------------------------
                                                    $ 13,146           $ 12,445
===============================================================================


At December 31, 1998, the Company owned three buildings, two of which are in use by the Company. The third building, with a net book value of $2.0 million, is leased to a third party under a five-year lease, which ends in 2000. Receipts under this lease are estimated at $0.3 million and $0.2 million in 1999 and 2000, respectively.

5.  DEBT
The Company did not have any long-term debt outstanding at either December 31, 1998 or 1997.

The Company had lines of credit available totaling $52.6 million, renewable annually at various times throughout the year, with interest at or below the equivalent of the prime rate. All borrowings under these agreements are unsecured and payable upon demand. There were no borrowings under these arrangements at either December 31, 1998 or 1997. There were no commitment fees paid on unused lines of credit during 1998, 1997, or 1996. Subsequent to December 31, 1998, in anticipation of the Elumen acquisition, the Company increased its available lines of credit to $102.6 million, with terms on the increased amount of the lines consistent with those of the original lines.

The maximum amounts outstanding under short-term borrowings during 1998, 1997, and 1996 were $0.1 million, $2.2 million, and $2.3 million, respectively. Average bank borrowings outstanding for the years 1998, 1997, and 1996 were $0.1 million, $0.7 million, and $1.2 million, and carried weighted average interest rates of 5.5 percent, 5.0 percent, and 5.2 percent, respectively.

6.  INCOME TAXES

The provision (benefit) for income taxes for 1998, 1997, and 1996 consists of the following:

Domestic and foreign components of income
before income taxes are as follows:
  (amounts in thousands)                          1998          1997          1996
Domestic                                        $ 34,027      $ 28,825      $ 16,674
Foreign                                            6,730         1,443         1,830
-------------------------------------------------------------------------------------
                                                $ 40,757      $ 30,268      $ 18,504
-------------------------------------------------------------------------------------
 The provision (benefit) for
 income taxes consists of:                          1998          1997          1996
Current Tax:
  U.S. Federal                                  $ 11,920      $ 10,176      $  4,858
  Foreign                                          1,782            90           886
  U.S. State and Local                             3,675         2,234         1,350
-------------------------------------------------------------------------------------
                                                  17,377        12,500         7,094
Deferred Tax:
  U.S. Federal                                      (579)          (82)          234
  U.S. State and Local                               (86)          (12)           96
-------------------------------------------------------------------------------------
                                                    (665)          (94)          330
-------------------------------------------------------------------------------------
                                                $ 16,712      $ 12,406      $  7,424
=====================================================================================
 The effective and statutory income tax rate
 can be reconciled as follows:                      1998          1997          1996
Tax at statutory rate of 34 percent             $ 13,857      $ 10,291      $  6,291
Rate differential                                    408           303            85
State tax, net of federal benefits                 2,333         1,445           891
Expenses for which no
  tax benefit is available                           472           658           552
Change in estimate of
  nondeductible expenses                            (927)         (475)         (596)
Other, net                                           569           184           201
-------------------------------------------------------------------------------------
                                                $ 16,712      $ 12,406      $  7,424
Effective income tax rate                           41.0%         41.0%         40.1%
-------------------------------------------------------------------------------------

The Company's deferred tax assets and liabilities at December 31, 1998 and 1997 consist of the following:

December 31,
  (amounts in thousands)                                    1998          1997
Assets
Loss carryforwards                                         $  --        $   960
Deferred compensation                                        2,835        2,785
Accruals deductible for
  tax purposes when paid                                     1,561        1,087
Allowance for doubtful accounts                                292          292
Other                                                          444          376
-------------------------------------------------------------------------------
  Gross deferred tax assets                                  5,132        5,500
Liabilities
Amortization                                                   204          264
Depreciation                                                   473          519
-------------------------------------------------------------------------------
  Gross deferred tax liabilities                               677          783
  Deferred tax assets
    valuation allowance                                       --           (927)

Net deferred tax assets                                    $ 4,455      $ 3,790
-------------------------------------------------------------------------------
 Net deferred assets and liabilities including
 valuation allowances are recorded at
 December 31, 1998 and 1997 as follows:                       1998         1997
Net current assets                                         $ 1,654      $ 1,244
Net non-current assets                                       2,801        2,546
--------------------------------------------------------------------------------
                                                           $ 4,455      $ 3,790
================================================================================


The net change in the valuation allowance for deferred tax assets was a decrease of $927,000 from 1997 to 1998, which is included in the change in estimate of non-deductible expenses appearing in the effective and statutory income tax reconciliation above. The decrease is attributed to the utilization of foreign net operating losses that were previously offset completely by the valuation allowance.

In assessing the realizability of deferred tax assets, management considers, within each taxing jurisdiction, whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the years in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences at December 31, 1998. Accordingly, no valuation allowance is required.

Undistributed earnings of the Company's foreign subsidiaries were minimal at December 31, 1998, and are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon distribution of these earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. In the event that the foreign entities' earnings were distributed, it is estimated that U.S. federal and state income taxes, net of foreign credits, would be immaterial.

In 1998, 1997, and 1996, 193,000, 233,000, and 92,000 shares of common stock, respectively, were issued through the exercise of non-qualified stock options or through the disqualifying disposition of incentive stock options. The total tax benefit to the Company from these transactions, which is credited to capital in excess of par value rather than recognized as a reduction of income tax expense, was $2.4 million, $2.9 million, and $0.5 million in 1998, 1997, and 1996, respectively. These tax benefits have also been recognized in the consolidated balance sheets as a reduction of current taxes payable.

7. LEASE COMMITMENTS
At December 31, 1998, the Company was obligated under a number of long-term operating leases. Minimum future obligations under such leases are summarized as follows:

    YEAR ENDING DECEMBER 31,
     (amounts in thousands)
1999                    $ 6,745
2000                      5,247
2001                      3,066
2002                      1,399
2003                        886
Later years               1,165
--------------------------------
  Minimum future
   obligations          $18,508
================================


The operating lease obligations to the left relate to the rental of office space, office equipment, and automobiles. Total rental expense under such operating leases for 1998, 1997, and 1996 was approximately $9.0 million, $6.8 million, and $7.8 million, respectively.

8. DEFERRED COMPENSATION BENEFITS
The Company maintains a non-qualified defined-benefit Executive Supplemental Benefit Plan that previously provided certain current and former key executives with deferred compensation benefits, based on years of service and base compensation, payable during retirement. The plan was amended as of November 30, 1994, to freeze benefits for participants at that time.

Net periodic pension cost for 1998, 1997, and 1996 is as follows:


  Net Periodic Pension Cost
  (amounts in thousands)                              1998       1997       1996
 Interest cost                                        $655       $633       $595
 Amortization of unrecognized net loss                  66         48         72
--------------------------------------------------------------------------------
                                                      $721       $681       $667
================================================================================

The change in benefit obligation at December 31, 1998 and 1997 is as follows:

  Change in Benefit Obligation
  (amounts in thousands)                                    1998          1997
Benefit obligation at beginning of year                 $ 9,258        $ 8,627
Interest cost                                               655            633
Amortization of unrecognized net loss                        66             48
Benefits paid                                              (591)          (371)
Adjustment to minimum liability                             332            321

Benefit obligation at end of year                         9,720          9,258
Fair value of plan assets at end of year                     --             --

Funded status                                             9,720          9,258
Unrecognized net actuarial loss                          (2,247)        (1,915)

Accrued benefit cost                                    $ 7,473        $ 7,343

Weighted average discount rate                             6.75%          7.25%
Salary increase rate                                          0%             0%

Benefits paid to participants are funded by the Company as needed. The plan is deemed unfunded as the Company has not specifically identified Company assets to be used to discharge the deferred compensation benefit liabilities. The Company has purchased insurance on the lives of certain plan participants in amounts considered sufficient to reimburse the Company for the costs associated with the plan for those participants.

The Company maintains a non-qualified defined-contribution deferred compensation plan for certain key executives. The Company contributions to this plan, which were $107,000, $241,000, and $200,000 in 1998, 1997, and 1996, respectively, are based on annually defined financial performance objectives.

9. EMPLOYEE BENEFITS

401(K) PROFIT-SHARING RETIREMENT PLAN
The Company maintains a contributory 401(k) profit-sharing retirement plan covering substantially all U.S. employees. Company contributions of cash and the Company's stock, which are discretionary, were funded and charged to operations in the amounts of $3.8 million, $2.4 million, and $1.9 million for 1998, 1997, and 1996, respectively.

Other Postretirement Benefits
The Company provides limited health care and life insurance benefits to 13 retired employees and their spouses, totaling 21 participants, pursuant to contractual agreements.

Net periodic postretirement benefit costs for 1998, 1997, and 1996 are as follows:

  Net Periodic Postretirement Benefit Cost
  (amounts in thousands)                            1998          1997       1996
-----------------------------------------------------------------------------------
Interest cost                                       $ 33        $ 41        $ 46
Amortization of transition amount                     29          29          30
Amortization of gain                                 (14)         (4)         --
-----------------------------------------------------------------------------------
                                                    $ 48        $ 66        $ 76
====================================================================================

The change in postretirement benefit obligation at December 31, 1998 and 1997 are as follows:

  Change in Postretirement Benefit Obligation
  (amounts in thousands)                                    1998          1997
Postretirement benefit obligation
  at beginning of year                                    $ 485          $ 579
Interest cost                                                33             41
Amortization of transition amount                            29             29
Benefits paid                                               (32)           (15)
Amortization of gain                                        (14)            (4)
Adjustment to unrecognized transition
  obligation                                                (29)           (29)
Adjustment to unrecognized gain                              80           (116)
-------------------------------------------------------------------------------
Postretirement benefit obligation
  at end of year                                            552            485
Fair value of plan assets at end of year                     --             --
-------------------------------------------------------------------------------
Funded status                                               552            485
Unrecognized transition obligation                         (409)          (438)
Unrecognized gain                                           149            229
-------------------------------------------------------------------------------
Accrued postretirement benefit cost                       $ 292          $ 276
===============================================================================
Weighted average discount rate                             6.75%          7.25%
Salary increase rate                                          0%             0%
-------------------------------------------------------------------------------


Benefits paid to participants are funded by the Company as needed.

The rate of increase in health care costs was assumed to be 7.4 percent and 7.8 percent in 1999 for pre-age 65 and post-age 65 benefits, respectively, gradually declining to 5 percent by the year 2003 and remaining at that level thereafter. Increasing the assumed health care cost trend rate by one percentage point would increase the accumulated postretirement benefit obligation by $32,000 at December 31, 1998 and the net periodic cost by $2,000 for the year, while a one percentage point decrease in the health care cost trend would decrease the accumulated postretirement benefit obligation by $28,000 at December 31, 1998, and the net periodic pension by $2,000 for the year.

10. SHAREHOLDERS' EQUITY

EMPLOYEE STOCK PURCHASE PLAN

Under the Company's First Employee Stock Purchase Plan, employees may apply up to 10 percent of their compensation to purchase the Company's common stock. Prior to February 1, 1994, the purchase price of the Company's common stock was the lower of 85 percent of the market price at the beginning of the plan year (if employed at that date), or 85 percent of the market price on the business day preceding the date of purchase. Effective February 1, 1994, shares are purchased at the market price on the business day preceding the date of purchase. As of December 31, 1998, 241,000 shares remain unissued under the Plan, of the total of 11 million shares that have been authorized under the Plan. During 1998, 1997, and 1996, 45,000, 39,000, and 50,000 shares were purchased under the plan at an average price of $32.40, $29.96, and $14.23 per share, respectively.

MANAGEMENT STOCK PURCHASE PLAN

Under the Company's Management Stock Purchase Plan approved in 1992, 800,000 common shares have been designated (up to 400,000 shares from treasury) for purchase by certain key employees using loans from the Company. During 1998 and 1997, no loans were made to employees. In 1998, an employee repaid a loan representing 3,174 shares with a value of $54,900, reducing the outstanding loan balance to $0. The loans are classified as a reduction of shareholders' equity as they were used to purchase and were secured by common stock previously held in treasury. Interest was charged at 4 percent per annum, and the loan principal was payable in full no later than three years from the date of the loan.

SHAREHOLDER RIGHTS PLAN

The Board of Directors adopted a Shareholder Rights Plan in January 1989. Under the plan, one right was distributed for each share of common stock outstanding on January 27, 1989, and on each additional share of common stock issued after that date and prior to the date the rights become exercisable. The rights become exercisable when 20 percent or more of the Company's outstanding common stock is acquired by a person or group, other than Company provided employee benefit plans, and when an offer to acquire is made. Each right entitles the holder to purchase Series A preferred stock (which is essentially equivalent to common stock) at a 50 percent discount from the then-market price of the common stock or, in the event of a merger, consolidation, or sale of a major part of the Company's assets, to purchase common stock of the acquiring company at a 50 percent discount from its then-market price. The Shareholder Rights Plan was amended to provide that the rights expire in November 2008. The rights may be redeemed by the Company at a price of $.01 per right.

STOCK EMPLOYEE COMPENSATION TRUST

The Company maintains a SECT to provide funding for existing employee stock plans and benefit programs. Shares are purchased by and released from the SECT by the trustee at the request of the Compensation Committee of the Board of Directors. During 1998, the SECT purchased 80,000 shares for $2.5 million and released 272,000 shares to fund stock option exercises, 45,000 shares to fund Employee Stock Purchase Plan purchases, and 34,000 shares for other plans. During 1997, the SECT purchased 1.3 million shares for $37 million and used 207,000 shares to fund stock option exercises and 39,000 shares to fund Employee Stock Purchase Plan purchases. During 1996, 11,000 shares were released from the SECT to fund the fourth quarter Employee Stock Purchase Plan purchase. As of December 31, 1998, all shares remaining in the SECT were unallocated and therefore are not considered outstanding for purposes of calculating earnings per share.

In 1998, the SECT was adjusted through capital in excess of par value from fair value to original cost basis based upon new interpretive guidance issued by the Financial Accounting Standards Board. The cost basis of the shares held by the SECT is reported as a reduction to shareholders' equity.

During 1998, as a non-cash financing activity, the shares of common stock held by the SECT were adjusted to cost, with a decrease to capital in excess of par value of $(112.4) million. During 1997 and 1996, as a non-cash financing activity, the shares of common stock of the SECT were adjusted to fair value, with an increase to capital in excess of par value of $53.4 million and $42.8 million, respectively.

RESTRICTED STOCK PLAN
Under the Company's Restricted Stock Plan, 800,000 shares of restricted stock may be granted to certain key employees. During 1998 and 1997, 1,500 and 2,000 shares, respectively, were granted to an employee of the Company. The shares vest to the employee over 48 months from the date of grant, and are forfeited if the employee is no longer employed by the Company at the end of the vesting period.

11. STOCK OPTION PLANS
On April 24, 1991, the shareholders approved the Company's 1991 Employee Stock Option Plan (1991 Plan), which came into effect after the Company's 1981 Employee Stock Option Plan (1981 Plan) terminated on April 21, 1991. Under the provisions of the plan, options may be granted to employees and directors of the Company. The option price for options granted under each plan is equal to or greater than the fair market value of the Company's common stock on the date the option is granted. Incentive stock options generally become exercisable in four annual installments of 25 percent of the shares covered by the grant, beginning one year from the date of grant, and expire six years after becoming exercisable. Nonqualified stock options generally become exercisable in either four or five annual installments of 20 or 25 percent of the shares covered by the grant, beginning one year from the date of grant, and expire up to 15 years from the date of the grant. All options remain in effect until the earlier of the expiration, exercise, or surrender date.

The per share weighted-average fair value on the date of grant of stock options granted in 1998, 1997, and 1996, using the Black-Scholes option pricing model, was $10.64, $12.95, and $5.71, respectively. The fair value of the options at the date of grant was estimated with the following weighted-average assumptions:

                                               1998       1997      1996
Expected life (years)                           5.4           5.9           6.0
Dividend yield                                 0.23%         0.19%         0.45%
Risk-free interest rate                        4.62%         6.15%         5.89%
Expected volatility                           46.36%        42.36%        41.45%

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

 (amounts in thousands,
  except per share data)                    1998       1997      1996

NET INCOME
  As reported                         $   24,045      $   17,862      $   11,080
  Pro forma                           $   21,626      $   15,959      $   10,250
BASIC EARNINGS PER SHARE
  As reported                         $     1.48      $     1.07      $     0.65
  Pro forma                           $     1.33      $     0.95      $     0.60
DILUTED EARNINGS PER SHARE
  As reported                         $     1.42      $     1.01      $     0.63
  Pro forma                           $     1.28      $     0.91      $     0.58

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

A summary of stock option activity under these plans follows:

                                                 Weighted                   Weighted
                                   1981 Plan      Average     1991 Plan      Average
                                    Options    Exercise Price   Options    Exercise Price
Outstanding at
  December 31, 1996                 20,324      $   5.58      1,520,336      $     8.17
   Granted                              --      $     --        626,950      $    26.26
   Exercised                        (5,952)     $   5.59       (282,474)     $     4.49
   Canceled, expired,
     and forfeited                      --      $     --           (586)     $     3.75
-----------------------------------------------------------------------------------------
Outstanding at
  December 31, 1997                 14,372      $   5.58      1,864,226      $    14.81
   Granted                              --      $     --        507,000      $    22.39
   Exercised                       (11,397)     $   5.63       (261,025)     $     7.36
   Canceled, expired,
     and forfeited                      --      $     --       (163,875)     $    17.76
-----------------------------------------------------------------------------------------
Outstanding at
  December 31, 1998                  2,975      $   5.40      1,946,326      $    17.54
=========================================================================================


At December 31, 1998 and 1997, the number of options exercisable under the 1991 Plan was 871,075 and 598,076, respectively, and the weighted average exercise price of those options was $13.84 and $10.92, respectively. At December 31, 1998 and 1997, the number of options exercisable under the 1981 Plan was 2,975 and 14,372, respectively, and the weighted average exercise price of those options was $5.40 and $5.58, respectively.

A summary of the range of exercise prices and the weighted average remaining contractual life of outstanding options at December 31, 1998 for the 1991 and 1981 Plans follows:

                               Shares           Weighted     Weighted Average
                            Outstanding at      Average     Remaining Contractual
Range of Exercise Prices  December 31, 1998  Exercise Price     Life (years)
 1991 Plan
 $3.4375 to $4.8125          133,851            $ 4.11             5.4
 $6.125  to $9.00            440,700            $ 7.71             5.5
 $9.4375 to $9.75             45,200            $ 9.51             5.6
 $14.875 to $21.9375       1,024,250            $19.97             8.3
 $26.00  to $37.1875         302,325            $30.78             9.4

 1981 PLAN
 $4.5625 to $6.9375            2,975            $ 5.40             0.6
-------------------------------------------------------------------------------


At December 31, 1998, there were 579,157 and 0 shares available for grant under the 1991 Plan and 1981 Plan, respectively.

During 1998 and 1997, the Company acquired stock for treasury valued at $77,000 and $118,000, respectively, from employees through stock option exercise transactions.

12. SIGNIFICANT CUSTOMER
International Business Machines (IBM) is the Company's largest customer. IBM accounted for $151.4 million or 32.4 percent, $142.2 million or 34.9 percent, and $107.4 million or 29.4 percent of consolidated 1998, 1997, and 1996 revenue, respectively. The Company's accounts receivable from IBM at December 31, 1998 and 1997 amounted to $20.8 million and $19.7 million, respectively. No other customer accounted for more than 10 percent of revenue in 1998, 1997, or 1996.

13. LITIGATION
The Company is involved in litigation arising in the normal course of business. In the opinion of management, an adverse outcome to any of this litigation would not have a material effect on the financial condition of the Company.

14. SEGMENT INFORMATION
The Company operates in one industry segment, providing IT services to its clients. The services provided typically encompass the IT business solution life cycle, including phases for planning, development and implementation, and managing and maintaining the IT solution. All of the Company's revenues are generated from these services. CTG's two reportable segments are based on geographical areas, which is consistent with prior years, prior to the adoption of SFAS No. 131, "Disclosure about Segments of the Enterprise and Related Information."

The accounting policies of the individual segments are the same as those described in note one, "Summary of Significant Accounting Policies." CTG evaluates the performance of its segments at the operating income level.

Corporate and other identifiable assets consist principally of cash and temporary cash investments and other assets.

  Financial Information Relating to Domestic
  and Foreign Operations
  (amounts in thousands)                   1998            1997          1996
 Revenue
North America                           $ 394,609      $ 360,849      $ 325,328
Europe                                     73,229         46,739         39,748
-------------------------------------------------------------------------------
  Total Revenue                         $ 467,838      $ 407,588      $ 365,076
================================================================================
Depreciation and Amortization
North America                           $   2,404      $   2,872      $   3,550
Europe                                        848            630            569
Corporate and Other                         1,750          1,926          3,532
-------------------------------------------------------------------------------
  Total Depreciation and
  Amortization                          $   5,002      $   5,428      $   7,651
================================================================================
Operating Income (Expense)
North America                           $  46,427      $  36,324      $  29,460
Europe                                      8,243          3,663          3,265
Corporate and Other                       (14,819)       (11,031)       (14,207)
-------------------------------------------------------------------------------
  Total Operating Income                $  39,851      $  28,956      $  18,518
================================================================================
Identifiable Assets
North America                           $  67,128      $  57,519      $  54,943
Europe                                     22,999         15,777         14,988
Corporate and Other                        66,682         34,445         51,350
-------------------------------------------------------------------------------
  Total Identifiable Assets             $ 156,809      $ 107,741      $ 121,281
================================================================================
Capital Expenditures
North America                           $   2,591      $   2,226      $   1,468
Europe                                      1,158            648            904
Corporate and Other                         1,308          1,896          1,212
-------------------------------------------------------------------------------
  Total Capital Expenditures            $   5,057      $   4,770      $   3,584
================================================================================

15. Quarterly Financial Data (Unaudited)


                                                         QUARTERS
(amounts in thousands, except per  ------------------------------------------------------
share data                            FIRST         SECOND          THIRD        FOURTH         TOTAL
1998
Revenue                             $109,683       $117,646       $116,174       $124,335       $467,838
Direct costs                          76,074         80,472         79,396         84,731        320,673
Selling, general, and
  administrative expenses             25,220         27,359         26,491         28,244        107,314
---------------------------------------------------------------------------------------------------------
Operating income                       8,389          9,815         10,287         11,360         39,851
Net interest and other income            216             73            246            371            906
---------------------------------------------------------------------------------------------------------
Income before income taxes             8,605          9,888         10,533         11,731         40,757
Net income                          $  5,077       $  5,834       $  6,216       $  6,918       $ 24,045
Basic net income per share          $   0.32       $   0.36       $   0.38       $   0.42       $   1.48
Diluted net income per share        $   0.30       $   0.34       $   0.37       $   0.41       $   1.42


                                                         QUARTERS
(amounts in thousands, except per  ---------------------------------------------------
share data                            FIRST         SECOND          THIRD        FOURTH         TOTAL

1997
Revenue                             $ 94,935       $100,105       $101,132       $111,416       $ 407,588
Direct costs                          68,235         70,579         70,911         79,123         288,848
Selling, general, and
  administrative expenses             20,876         22,183         22,749         23,976          89,784
---------------------------------------------------------------------------------------------------------
Operating income                       5,824          7,343          7,472          8,317          28,956
Net interest and other income            292            377            507            136           1,312
---------------------------------------------------------------------------------------------------------
Income before income taxes             6,116          7,720          7,979          8,453          30,268
Net income                          $  3,669       $  4,485       $  4,717       $  4,991       $  17,862
Basic net income per share          $   0.22       $   0.27       $   0.28       $   0.30       $    1.07
Diluted net income per share        $   0.21       $   0.26       $   0.26       $   0.29       $    1.01
---------------------------------------------------------------------------------------------------------

Independent Auditors' Report

Board of Directors and Shareholders
Computer Task Group, Incorporated
Buffalo, New York

We have audited the accompanying consolidated balance sheet of Computer Task Group, Incorporated and subsidiaries as of December 31, 1998, and the related consolidated statement of income, changes in shareholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated balance sheet as of December 31, 1997 and the consolidated statements of income, changes in shareholders' equity, and cash flows for each of the two years in the period ended December 31, 1997 were audited by other auditors whose report, dated February 4, 1998, expressed an unqualified opinion of those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 1998 consolidated financial statements present fairly, in all material respects, the financial position of Computer Task Group, Incorporated and subsidiaries as of December 31, 1998, and the results of their operations and their cash flows for the year then ended in conformity with generally accepting accounting principles.


/s/ Deloitte & Touche LLP

Deloitte & Touche LLP
Buffalo, New York
February 5, 1999
(February 23, 1999 as to Note 2)

Corporate Information

Stock Market Information


YEAR ENDED DECEMBER 31, 1998     HIGH         LOW
 First Quarter                 $45         $32 9/16
 Second Quarter                $42 1/2     $28 3/4
 Third Quarter                 $40 7/8     $23
 Fourth Quarter                $34 1/2     $18 1/2

YEAR ENDED DECEMBER 31, 1997      HIGH        LOW

 First Quarter                 $23 5/8     $17 1/4
 Second Quarter                $39 1/2     $16 9/16
 Third Quarter                 $49 3/8     $33 3/4
 Fourth Quarter                $44 1/2     $27

The Company's common shares are traded on the New York Stock Exchange under the symbol TSK, commonly abbreviated Cptr Task. The shares are listed on the Amsterdam Stock Exchange and are traded by means of the Amsterdam Security Account System (ASAS).

On February 23, 1999, there were 3,536 record holders of the Company's common shares. The Company paid an annual cash dividend of $.05 per share from 1993 to 1998 and, prior to that, had paid $.025 per share annually since 1976 plus a 10 percent share dividend in 1980. The Company expects to continue to pay cash dividends subject to the availability of earnings, the financial condition of the Company, and other relevant factors at the time.

ANNUAL MEETING
The annual meeting of shareholders has been scheduled for April 28, 1999 in Buffalo, New York for shareholders of record on March 17, 1999.

FORM 10-K AVAILABLE
Copies of the Company's Form 10-K Annual Report, which is filed with the Securities and Exchange Commission, may be obtained without charge upon written or verbal request to:

Computer Task Group, Incorporated
Investor Relations Department
800 Delaware Avenue
Buffalo, NY 14209-2094
(716) 887-7400

TRANSFER AGENT AND REGISTRAR

EQUISERVE LIMITED PARTNERSHIP

Our Transfer Agent is responsible for our shareholder records, issuance of stock certificates, and distribution of our dividends and the IRS Form 1099. Your requests, as shareholders, concerning these matters are most efficiently answered by corresponding directly with EquiServe Limited Partnership:

Bank Boston, N.A.
c/o EquiServe Limited Partnership
P.O. Box 8040
Boston, Massachusetts 02266-8040

(781) 575-3170 (MA residents)
(800) 730-4001
(781) 828-8813 (fax)
www.equiserve.com

INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS
Deloitte & Touche LLP
Key Bank Tower, Suite 250
50 Fountain Plaza
Buffalo, NY 14202

Officers

JONATHAN R. ASHER,VICE PRESIDENT, MANAGED SERVICES, NORTH AMERICA
Jonathan R. Asher is responsible for sales and delivery of managed services to CTG's Key Clients in North America. Mr. Asher joined CTG in 1996 as vice president of the IBM national team. He has more than 28 years' experience in application development, marketing, quality management, and business operations management.

JAMES R. BOLDT,VICE PRESIDENT, GLOBAL SUPPORT SERVICES & CHIEF FINANCIAL OFFICER James R. Boldt is responsible for the management of CTG's global support services organization, comprised of finance, administration, human resources, information systems, benefits, compensation, legal, contracts, communications, public and investor relations, proposals, and quality. Mr. Boldt is also the Company's secretary and treasurer. Prior to joining CTG in February 1996,he was corporate vice president of finance, secretary, and chief financial officer of Pratt & Lambert United.

JANICE M. COLE,VICE PRESIDENT, GLOBAL CAREER DEVELOPMENT
Janice M. Cole is responsible for CTG's global organization devoted to career development of the Company's professionals. Ms. Cole joined CTG in 1980 as a systems engineer. Subsequently, she worked in business development and resource management. In 1994, she was promoted to vice president of CTG's Northeast region. In 1997, she was named vice president for education and development.

GALE S. FITZGERALD,CHAIRMAN & CHIEF EXECUTIVE OFFICER
During Gale S. Fitzgerald's four years as CEO, CTG has realigned its operations to focus on Key Clients, attracting and retaining IT professionals, and improving profitability. She joined the Company in 1991 as senior vice president of CTG's Northeast region, and was promoted to president and chief operating officer in July 1993. Previously, Ms. Fitzgerald was vice president for professional services at International Business Machines Corporation (IBM), where she worked for 18 years in various management positions.

GARY M. GERSHON,VICE PRESIDENT, MARKETING AND SERVICES
Gary M. Gershon joined CTG at the end of 1998, assuming leadership of the Company's Marketing and Services organization. Mr. Gershon came from an advanced software and consulting company he founded in 1991. Prior to this, Mr. Gershon held senior management roles at KPMG Peat Marwick and IBM.

NICO MOLENAAR,VICE PRESIDENT, MANAGED SERVICES, EUROPE
Nico Molenaar is responsible for all operations in the United Kingdom, Belgium, Luxembourg, and the Netherlands, accountable for sales and delivery of managed services to CTG's Key Clients in Europe. Mr. Molenaar joined the Company in 1990 when CTG acquired Rendeck International, where he was regional director, Benelux. Prior to joining Rendeck International, Mr. Molenaar served in a variety of sales and management roles at Dataserv, Sperry Univac, Prime Computer, and Hewlett-Packard.

JOHN F. MOORE,VICE PRESIDENT, STRATEGIC STAFFING SERVICES
John F. Moore is responsible for driving CTG's strategy to provide strategic staffing services to specific Key Clients. Mr. Moore joined CTG in 1984 as a systems engineer. Most recently, he served as director of operations for the Eastern U.S. and Canada for CTG's IBM national team. Prior to joining CTG, he was a systems analyst for a bank holding company and an information technology services firm.

[PHOTO]


From left:

Janice Cole
Jonathan Asher
Gale Fitzgerald
James Boldt
Nico Molenaar
John Moore
Gary Gershon

DIRECTORS
George B. Beitzel

Mr. Beitzel has been an independent business consultant since his retirement from International Business Machines Corporation (IBM) in 1987, where he served as senior vice president and a member of IBM's board of directors from 1972 until 1985. He is a director of Bankers Trust New York Corporation and its subsidiary, Bankers Trust Company, Phillips Petroleum Company; Staff Leasing, Inc.; and Bitstream, Inc. Mr. Beitzel has been a director of CTG since 1994.


[PHOTO]
Richard L. Crandall

Mr. Crandall has been managing director of Arbor Partners LLC since 1997. He served as chairman of Comshare, Inc., from 1994 until 1997, where he had been chief executive officer from 1966 until 1994. Mr. Crandall is also a director of Diebold, Inc., Giga Information Group, Inc.; Steeplechase Software, Inc.;
Tacit Knowledge Systems, Inc.; and Edwards Brothers, Inc.; Mr. Crandall hat been a director of CTG since 1993.


[PHOTO]
R. Keith Elliott

Mr. Elliott is chairman and chief executive officer of Hercules Incorporated. Mr. Elliott also serves on the boards of directors of PECO Energy and Wilmington Trust Company. He has been a director of CTG since 1998.


[PHOTO]
Gale S. Fitzgerald

Ms. Fitzgerald has been chairman and chief executive officer of CTG since October 1994. She currently serves on the Business Council of New York State, the Advisory Board of the University of Buffalo's School of Management, the Information Technology Services Board of the Information Technology Association of America, and the Kaleida Health System Board of Directors. She also serves on the board of the Buffalo Niagara Partnership. Ms. Fitzgerald has been a director of CTG since 1993.


[PHOTO]
Randolph A. Marks

Mr. Marks is co-founder and former chairman, president, and chief executive officer of CTG. Currently an independent business consultant, he served as chairman of the board of American Brass Company from 1985 to 1990. Mr. Marks is currently a directors of Marine Midland Bank Western New York Region and Columbus McKinnon Corporation. He has been a director of CTG since 1966.


[PHOTO]
Barbara Z. Shattuck

Ms. Shattuck is the managing director of Shattuck Hammond, a division of PriceWaterhouseCoopers Securities. From 1993 to 1998, Ms. Shattuck was president and founding principal of Shattuck Hammond Partners, Inc. From 1982 to 1993, she was a founding partner and principal of Cain Brothers, Shattuck & Company, Inc. She is also on the board of directors of Tuffs Associated Health Plans. Ms. Shattuck has been a director of CTG since 1995.


[PHOTO]
ctg



























COMPUTER TASK GROUP, INC.

800 Delaware Avenue
Buffalo, New York 14209-2094
716-882-8000
800-992-2350
www.ctg.com