Form 10-K, Exhibit 13
period 1999-12-31
COMPUTER TASK GROUP INC
filed 2000-03-30
CIK 23111

                                                                      EXHIBIT 13
                                                                      ----------



                        COMPUTER TASK GROUP, INCORPORATED


1999 ANNUAL REPORT TO SHAREHOLDERS.

We were IT
We are IT

For more than 30 years, information technology (IT) consulting has been CTG's core competency. Founded in 1966, CTG today is a $472 million information technology and e-business solutions firm helping Global 2000 clients achieve competitive advantage through the use of IT. Our 55 offices in North America and Europe, 5,000+ IT professionals, and suite of proprietary, ISO 9001-certified service methodologies enable us to manage knowledge globally and deliver high-value IT solutions when and where our clients need them. CTG clients include some of the world's leading companies, in industries such as health care, retail, manufacturing and distribution, financial services, and telecommunications. As a strategic partner with our clients, CTG provides IT services tailored to their needs at every phase of the business life cycle.

TABLE OF CONTENTS

         1       Message from the CEO
         2       ZeniusTM.
         4       ExemplarTM
         6       ITCapitalTM
         8       CTG HealthCare SolutionsTM
         10      Financial Section
         11      Consolidated Summary--Five-Year Selected Financial Information
         12      Management's Discussion and Analysis
         16      Auditors' Report
         17      Consolidated Financial Statements
         22      Notes to Consolidated Financial Statements
         32      Corporate Information
         33      Officers & Board of Directors

OFFICERS:

Jonathan R. Asher
Vice President, CTG Exemplar North America
Henri Bersoux
Vice President, CTG Zenius
James R. Boldt
Vice President, Global Support Services and Chief Financial Officer
Janice M. Cole
Vice President, Global Career Development
Gale S. Fitzgerald
Chairman and Chief Executive Officer
Joel I. Ivers
Chief Marketing Officer
Nico Molenaar
Vice President, CTG Exemplar Europe
John F. Moore
Vice President, CTG ITCapital
Thomas Niehaus
Vice President, CTG HealthCare Solutions

BOARD OF DIRECTORS

George B. Beitzel
Retired Senior Vice President and Director of IBM

Richard L. Crandall
Managing Director of Arbor Partners LLC
Retired Chairman and Chief Executive Officer of Comshare, Inc.

R. Keith Elliott
Chairman and former Chief Executive Officer of
Hercules Incorporated

Gale S. Fitzgerald
Chairman and Chief Executive Officer of CTG

Randolph A. Marks
Co-Founder and former Chairman, President, and Chief Executive Officer of CTG Retired Chairman of American Brass Company

Barbara Z. Shattuck
Managing Director of Shattuck Hammond, a division of PriceWaterhouseCoopers Securities

We will be IT

As the second century of information technology begins, the vast opportunity of the Internet is driving our business and the new economy. In February 2000, CTG aligned its business to capitalize on that opportunity and to focus on the markets where we are strongest and where there is the greatest potential to grow our business. As one of the largest and most responsive IT services and solutions firms in the industry, CTG now provides its services through three major businesses: ZeniusTM, ExemplarTM, and ITCapitalTM, along with a focus on the health care market through CTG HealthCare SolutionsTM. Each of these businesses provides IT solutions to help our clients compete in their respective marketplaces:

ZeniusTM develops end-to-end e-business solutions, empowering clients to win in the Internet economy and enhance their relationships with customers, suppliers, partners, and employees through the creation of a unique, Web-based communication system called the Zenius WebTM.

ExemplarTM designs, implements, and manages comprehensive application and IT solutions--encompassing software applications, technology assessments and selections, project management, and outsourcing--which are in demand by clients with critical IT needs.

ITCapitalTM delivers IT talent management and professional services solutions. With a long record of success in supporting the large and complex IT talent needs of Global 1000 companies, CTG provides a valuable talent deployment and management solution for its clients. As a result, clients can focus on their core businesses.

CTG HealthCareSolutionsTM brings CTG's Zenius, Exemplar, and ITCapital services and solutions to the health care provider and payor to help its clients achieve their IT and business goals.

CTG has a strong track record and foundation upon which to build our business. With a more than 30-year history in IT behind us, we've been where you want to goTM. We were, we are, and we will be IT.

FROM THE CEO

Dear Fellow Shareholder,

Nineteen ninety-nine was a challenging year for our business and our industry. CTG held its own in this environment, generating revenues of $472.0 million compared to revenues of $467.8 million in 1998. Net income for 1999 was $16.7 million or $1.00 per diluted share compared to $24.0 million or $1.42 per diluted share in 1998. CTG's 1999 financial performance reflects the dramatic slowdown in information technology (IT) spending in 1999 and the important investments we are making to position our business for future growth.

As many of you are aware, the focus of the Y2K issue shifted in 1999 from companies preparing their systems for Y2K compliance to their widespread reluctance to undertake any major systems work until after the actual transition into 2000. The magnitude of the resulting slowdown in IT activity and projects surprised everyone, although it was difficult to predict given the extraordinary nature of the Y2K event and the heightened level of Y2K-related anxiety that took hold as the year 2000 approached. In hindsight, CTG's decision to limit Y2K-related work to no more than 15% of our business was a sound one, because it allowed us to focus our energies and talents on the areas of our business where there are the greatest opportunities for sustained long-term growth.

While the actual event of Y2K passed without major incident, it remains with us in its impact on IT activity, which is currently expected to remain at reduced levels through the first half of this year. Beyond 2000, however, we see enormous long-term opportunity to build our business, given the power of information technology to increase competitive advantage and the growing impact of the Internet and e-commerce on the global economy.

The IT services market served by Exemplar and ITCapital is projected to grow at an approximate annual rate of 15% (Source: Dataquest). Growth projections for the Internet and e-commerce development market served by CTG's newly formed Zenius business are significantly higher, with that sector projected to grow at a compound annual rate of 58.7% by 2003 (Source: International Data Corporation). We have positioned CTG to capitalize on these opportunities by concentrating our business focus on the markets where we are strongest and where there is the greatest potential to add value for our clients and to support them in their growth.

In our over 30-year history, CTG has evolved and functioned as a provider of IT solutions on many levels. By forming Zenius in February 2000, we have further extended CTG's strengths into the Internet arena to capture today's highest growth opportunity in IT services on a global basis. As we establish Zenius as an important business for CTG and as a major driver of our future growth, we also remain focused on generating growth in our ongoing IT solutions and services business through Exemplar and ITCapital.

We are confident in our ability to win a greater share of the IT solutions and e-business segments for the following reasons:

- Intellectual capital: The collective experience and expertise of CTG's more than 5,000 colleagues in a broad range of IT and business disciplines, called our Intellectual AdvantageTM, is an important differentiator in our ability to add value for clients. Our commitment to knowing our clients' business enables us to focus on and extend our clients' value chain and consistently produce workable solutions.
- Industry-specific expertise: CTG has a significant depth of experience in several high-growth industries, including health care, retail, financial services, telecommunications, and manufacturing and distribution. Our industry-specific expertise has been and will continue to be an important differentiator in winning new business.
- Strong client relationships: As a consulting organization with a long history of success, our delivery organization is adept in meeting client expectations and building client relationships. With thousands of successful engagements behind us, CTG has many established client relationships to leverage as we expand our focus on e-business.
- E-commerce capabilities: CTG has significant expertise in several e-commerce-related competencies, including supply chain, customer relationship, and enterprise resource management. The combination of this expertise with CTG's substantial experience in interfacing with enterprise-wide systems will be an important contributor to our success in serving the e-business needs of large, established organizations--our target market.
- Global business experience: CTG has a strong European presence and has significant business experience with multinational clients. Our track record and ability to work on an international level are important assets as enterprises continue to seek IT and business solutions that consider an increasingly global marketplace.
- Strong training and recruiting organizations: CTG's commitment to training and colleague professional development is widely known throughout the industry, giving us an advantage in attracting top-level talent and skills to our organization. Our world-class training and career development organization, coupled with our strong recruiting capabilities, provide CTG with an effective solution to address IT skill needs.
- Ability to partner: CTG has developed a network of alliances and partnerships to deliver the best combination of products, tools, and expertise to support customized solutions. CTG also significantly increased its e-business resources and capabilities in 1999 by partnering with several software and e-business service providers.

There were also a number of developments in our business during 1999 that bode well for CTG in 2000 and beyond. CTG secured a number of significant contracts in 1999 with a broad range of clients, including a major textile manufacturer, two large regional health care providers, a leading retail grocery chain, two large steel industry companies, a global oil and gas enterprise, a large software developer, an energy services company, a global networking solutions provider, and a global communications services company. We also expanded our business in the financial services sector, reaching significant agreements with KeyCorp, a leading U.S. financial services company, and Liberty Insurance Services, one of North America's largest third-party life and health insurance administrators.

CTG also continues to extend our business reach through partnerships and alliances. One of our most successful strategic partnerships has been with Longview Solutions, a software solution provider in the intelligent e-business marketplace, for its KhalixTM product. Khalix is an industry-leading technology that supports planning, budgeting, consolidation, and analytics for Global 2000 companies. During 1999, the CTG Exemplar team successfully implemented Khalix in 27 companies.

In February 1999, CTG added substantially to our vertical business expertise and our client base with the acquisition of Elumen Solutions, which we combined with our own health care practice to form CTG HealthCare Solutions. This acquisition established CTG as one of the largest health care IT consulting firms in North America. We are optimistic that the long-term growth prospects for IT investment in health care are strong based on industry consolidation, the value IT brings to productivity and cost management, and the opportunity to help clients address issues related to the Health Information Portability and Accountability Act (HIPAA).

In the fourth quarter of 1999, CTG created a global marketing organization to drive revenue growth and increase our visibility and brand equity in all the markets we serve. Joel Ivers was appointed as Chief Marketing Officer in January 2000. Joel brings over 20 years of marketing and sales management experience to CTG with a significant focus on technology marketing and new business, product, and service launches. In February 2000, Henri Bersoux joined CTG as a Vice President leading our newly launched Zenius business. Henri comes to CTG from Ernst & Young, LLP, and brings extensive experience in e-commerce, digital strategy, and Web development, as well as strategic marketing and communications. Both Joel and Henri are excellent additions to CTG's executive team with strong track records of executing new growth strategies quickly and successfully.

Although the after-effect of Y2K continues to have an industry-wide impact on IT activity, we remain very confident in CTG's strategy and long-term growth prospects. This year will be one where we will make significant investments in e-business to ensure that we are well positioned to capitalize on the significant opportunity it holds for us. CTG has a very solid business and financial foundation, along with many other strengths, to leverage for the benefit of our shareholders. Foremost among these strengths are the more than 5,000 colleagues of CTG who continue to make the greatest contribution to our success, delivering IT solutions in 1999 to nearly 800 clients, including many of the world's leading companies.

Thank you for your interest and continued support of CTG.

CTG ZeniusTM leverages CTG's expertise in supply chain management, enterprise resource planning, and customer relationship management to capitalize on the growing demand for integrated e-commerce solutions.

Our ability to address the enterprise integration needs behind the Web site sets Zenius apart in the marketplace. Our experience with legacy systems is a significant advantage for e-commerce initiatives of established enterprises--the `clicks and mortar' market. Zenius' approach protects the investments companies have made in enterprise-wide applications while taking full advantage of the power of the Internet.

Applying business and industry knowledge, along with our unique strategic approach using solution architects and Web developers at our Zenius AcceleratorTM, Zenius enables our clients to win in the Internet economy. We do this by adapting our clients' business strategy and building a comprehensive Web solution. Zenius draws on CTG's network of alliances to deliver the best combination of products, tools, and expertise to support customized e-business solutions.

BUSINESS TO BUSINESS FOR SEIC:
Delivering a Global Intranet/Extranet Solution

Sakhalin Energy Investment Company (SEIC), a joint venture company operating in the Russian Far East, called on CTG Zenius to recommend, design, and implement a global intranet/extranet solution that would meet its aggressive security and time requirements. The CTG Zenius solution enabled SEIC to safely distribute highly sensitive information to its shareholders via the Internet, saving valuable time and money over manual distribution. Additionally, it enabled SEIC to share information with multiple business units worldwide.

BUSINESS TO EMPLOYEE FOR BP AMOCO:
Building an Online Job Fair

For the last three years, CTG Zenius has been providing intranet-related services to British Petroleum (BP). When BP and Amoco merged in early 1999, the $174 billion petroleum giant called on CTG Zenius to create an application that would help employees affected by the merger find new opportunities. The CTG Zenius solution, a Web-based `Continuous Job Fair,' provides an exclusive, free service that enables eligible client employees to post resumes and search job listings, and enables employers to post job openings. The Web site has received international media attention. More than 1,900 resumes have been posted on the site since it was piloted in February 1999, and roughly 1,100 companies have listed job opportunities.

BUSINESS TO CONSUMER FOR PROCARE:
Maximizing Web Power

PROCARE, a chain of automotive service centers in the eastern U.S., called on CTG Zenius to help upgrade its image on the Internet. PROCARE wanted a Web site with consumer and market appeal that would provide accurate, up-to-date information about its services and locations. CTG Zenius created an information- and marketing-oriented Web site that is easily searchable and maintainable, and that incorporates customer feedback mechanisms. The CTG Zenius solution helped PROCARE maximize the effectiveness of its Web site as a marketing and customer service tool.

CTG ExemplarTM plans, designs, implements, and maintains start-to-finish application, application management, and IT solutions for clients in industries worldwide.

At the planning stage, CTG Exemplar helps clients assess their IT needs. Our IT and vertical industry experts examine the client organization's current technology, application portfolio, and data architecture. Then we recommend solutions ranging from selection and implementation of existing software to the construction of new systems.

Once a solution has been defined, CTG Exemplar's state-of-the-art design, development, and testing services are delivered by skilled technicians supported by intensive training programs and proprietary best practices.

During a project's implementation phase, new technology is integrated seamlessly into existing systems. Once implementation is complete, CTG Exemplar supports the requirements of managing and maintaining enterprise software, from rollout to subsequent updates, conversions, hosting, and help desk activities.

A SEVEN-YEAR IT PARTNERSHIP WITH  LONE STAR STEEL

Lone Star Steel is a $500 million U.S. manufacturer and distributor of tubular steel products. To improve IT services, Lone Star outsourced all IT functions to CTG, including application management, operations, network management, telephony, help desk, and PC repair. According to Byron Dunn, Lone Star Steel's President and CEO, "The relationship with CTG has been very important to Lone Star--from everyday hardware maintenance to legacy systems Y2K compliance. But even more importantly, we look to CTG Exemplar's expertise to help ensure the success of our current ERP implementation project and other future strategic IT initiatives."

PROTECTING ALYESKA'S PIPELINE

As a major Alaska-based pipeline system operator, Alyeska spends approximately $30 million annually on corrosion management and systems integrity. To ensure safe operation of its pipeline system, Alyeska asked CTG Exemplar to help develop a corrosion management system with maximal functionality to integrate corrosion data from several sources.

CTG Exemplar managed a project to design, develop, and implement an application that monitors corrosion data and acts as a decision support tool. The new system has improved user productivity and efficiency, has enabled the client to realize substantial cost savings, and has helped increase the level of pipeline safety, while enhancing Alyeska's reputation as a leader in the field of pipeline corrosion management.

MAKING THE TELECOM CONNECTION WITH ONE 2 ONE

One 2 One is a major U.K. digital mobile phone service provider owned by Deutsche Telekom, one of the world's largest telecommunications companies. In this competitive, fast-changing industry, One 2 One has encountered critical speed-to-market challenges and unprecedented growth in its customer base, placing increasing demands on the smooth interaction between One 2 One's business operations and its IT systems. Through a range of business consultancy services--including e-business strategy development, project management, systems and business analysis, applications management, and data warehousing--CTG Exemplar and One 2 One have worked together in partnership to succeed in meeting those challenges.

SUPPORTING THE ARTHRITIS FOUNDATION

In 1997 the Arthritis Foundation, a U.S. nonprofit health organization, called on CTG Exemplar to assess its business and technology strategies. The assessment led to a variety of projects for CTG, including standardization of the client's technical environment across its headquarters and 55 local chapters, 69 branches, and other locations. Currently CTG Exemplar manages and supports the majority of the Arthritis Foundation's portfolio of IT needs.

CTG ITCapitalTM recruits, retains, and manages IT talent for our clients. While our Global 1000 customers focus on their core businesses, CTG manages the acquisition and deployment of the professionals they depend on for IT solutions. Using an assessment methodology to define each client's staffing needs, we build a customized supply model to streamline everything from technical requisitions to invoices. Our strategic staffing Web tool, CTG ITCapital SelectTM, allows our clients to submit requests for help, review progress on their requisitions, and access candidate resumes online. ITCapital assets include Internet-based requisitions, service level agreements, customized reporting, vendor management programs, and EDI payments.

Internet recruiting, recruiting to hot skills, hiring to profile, and a centralized global recruiting center define our approach. Hiring and retaining qualified IT professionals is closely linked with effectively managing those professionals. We give our clients the benefit of a sole source provider who is closely aligned to their strategies and who can deliver resources on a national basis.

A PREFERRED PROVIDER FOR IBM

In 1995, CTG ITCapital was chosen as one of nine vendors in the U.S. to provide technical services to IBM. Vendor selection was based on price, quality, and the ability to respond quickly to IBM's high-volume requirements. CTG remains committed to IBM's service level agreements and has a dedicated team serving the corporation's needs. Under a recently extended contract, CTG ITCapital will continue as one of IBM's key providers of technical services.

PROVIDING IT SERVICES TO LIBERTY INSURANCE SERVICES

Liberty Insurance Services (LIS), one of North America's largest third-party life and health insurance administrators, expressed interest in reducing contingent workforce dollars and cutting the number of its IT vendors without sacrificing quality. Using our PartnerProcess methodology, CTG ITCapital assessed LIS' current staffing processes through facilitated sessions and one-on-one interviews. Based on our findings and recommendations, the company developed a leading-edge strategy to serve its IT consulting needs over the coming years.

IT SUPPORT FOR ELI LILLY AND COMPANY

Eli Lilly and Company, a global pharmaceutical company, selected CTG ITCapital as one of only nine preferred IT services vendors in the U.S. CTG's IT services include project management, application management, and help desk support. In addition, CTG ITCapital was selected as one of three companies in the U.S. to provide contracted statistical sciences and consulting services to this pharmaceutical giant.

As a preferred vendor, CTG ITCapital's services are customized to Eli Lilly and Company's industry, environment, and work approaches. This level of interaction requires a strong business understanding and effective communication that fosters trust and generates results.

AN APPROVED SUPPLIER FOR KPN TELECOM

KPN Telecom is the Netherlands' largest telecommunications firm, with 1998 revenues of $8 billion. CTG has provided flexible staffing services to KPN since 1994. The relationship was recently expanded when CTG ITCapital was named an approved supplier, partnering with KPN to provide a wide range of services on strategic, tactical, and operational levels. Currently, CTG ITCapital is managing multiple LAN migration projects for KPN, which regards us as one of its primary partners for information technology services.

HEALTHCARE SOLUTIONSTM

CTG HealthCare SolutionsTM is a leading provider of information technology consulting services to health care providers and payors in North America. Using its proprietary Intellectual AdvantageTM storehouse of knowledge and experience and its AssureWareTM Web-enabled engagement-management methodology, CTG HealthCare Solutions delivers services that include software application support, systems integration, information technology management, infrastructure support, and a full suite of e-business solutions. Software supported includes SMS(R), McKessonHBOC, Lawson Software(R), IDXTM, Cerner(R), MEDITECH, STC, HIE, and Neon, among others.

In a climate of new legislation such as HIPAA and the Balanced Budget Act of 1997, health care industry clients rely on CTG HealthCare Solutions to help them attain their financial and clinical objectives by maximizing the return on their IT hardware and software investments.

A SEAMLESS SYSTEMS SWITCH FOR OHIO HEALTH NETWORK

Ohio Health Network, an integrated delivery network of six hospitals, decided to migrate from an SMS Medical Information System to a new McKessonHBOC system for its registration, business office, and financial accounting needs. The dilemma was how to continue supporting the SMS system while learning and developing the new McKessonHBOC system. CTG HealthCare Solutions' comprehensive solution: outsource all of Ohio Health's SMS needs with 24-hour, on-call support.

IMPLEMENTING HNA MILLENNIUMTM  FOR AURORA HEALTHCARE

Aurora Healthcare--a 13-hospital, 200-clinic health system headquartered in Milwaukee, Wisconsin--asked CTG HealthCare Solutions to meet the challenge of implementing and seamlessly integrating the latest version of HNA MillenniumTM services across multiple environments. CTG HealthCare Solutions trained the project team, developed system management procedures, and converted and tested the new systems.

UPGRADING BLOOD BANK TECHNOLOGY FOR THE NEW ENGLAND MEDICAL CENTER

New England Medical Center's (NEMC) Blood Bank performs testing to determine blood product donor/recipient compatibility. CTG HealthCare Solutions performed critical MEDITECH system upgrades for this client--including a conversion of the system's blood bank module--while ensuring the highest standards of accuracy and consistency for the blood bank's performance and maintaining rigorous safety measures for patient care. The conversions met strict regulatory agency requirements for blood bank validation and enabled the NEMC Blood Bank to maintain daily operations throughout the project.

visit us on the web at www.ctg.com

FINANCIAL SECTION

Table of Contents
11       Consolidated Summary--Five-Year Selected Financial Information
12       Management's Discussion and Analysis
16       Auditors' Report
17       Consolidated Financial Statements
22       Notes to Consolidated Financial Statements

REVENUE IN MILLIONS                      OPERATING INCOME IN MILLIONS

$        472.0      '99                  $        30.8*       '99
$        467.8      '98                  $        39.9        '98
$        407.6      '97                  $        29.0        '97
$        365.1      '96                  $        18.5        '96
$        339.4      '95                  $        12.8        '95

DILUTED NET INCOME PER SHARE

$        1.00*      '99
$        1.42       '98
$        1.01       '97
$        0.63       '96
$        0.62**     '95

* Includes the expense of a non-recurring arbitration award, which lowered operating income by approximately $2.5 million, and diluted net income per share by $0.09

**      Includes a non-recurring tax benefit of $0.18 diluted net income per share related to losses associated with the Company's European operations

CONSOLIDATED SUMMARY -
Five-Year Selected Financial Information
(amounts in millions, except per share data)


CONSOLIDATED SUMMARY          1999          1998           1997           1996           1995
-----------------------------------------------------------------------------------------------------------
OPERATING DATA
Revenue                 $     472.0     $     467.8     $     407.6     $   365.1     $   339.4
Operating income        $      30.8*    $      39.9     $      29.0     $    18.5     $    12.8
Income before
   income taxes         $      29.9*    $      40.8     $      30.3     $    18.5     $    12.0
Net income              $      16.7*    $      24.0     $      17.9     $    11.1     $    10.8**
Basic net income
  per share             $      1.02*    $      1.48     $      1.07     $    0.65     $    0.65**
Diluted net income
  per share             $      1.00*    $      1.42     $      1.01     $    0.63     $    0.62**
Cash dividend per       $      0.05*    $      0.05     $      0.05     $    0.05     $    0.05
  per share

FINANCIAL POSITION
Working capital         $      35.2     $      74.9     $      47.1     $    61.5     $    49.5
Total assets            $     199.2     $     156.8     $     107.7     $   121.3     $   104.8
Long-term debt          $      31.4     $       -       $       -       $             $     3.6
Shareholders' equity    $      94.9     $      83.4     $      55.3     $    71.5     $    61.5

* Includes the expense of a non-recurring arbitration award, which lowered operating income and income before income taxes by approximately $2.5 million, net income by approximately $1.5 million, and basic and diluted net income per share by $0.09
 **     Includes a non-recurring tax benefit of $3.2 million ($0.19 basic net income per share and $0.18 diluted net income per share) related to losses associated with the Company's European operations

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
Results of Operations and Financial Condition

FORWARD-LOOKING STATEMENTS

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

Results of Operations

To better understand the financial trends of the Company, the following table sets forth data as contained on the consolidated statements of income, with the information calculated as a percentage of consolidated revenues.

Year ended December 31,         1999             1998              1997
(percentage of revenue)

Revenue                         100.0%           100.0%            100.0%
Direct costs                    67.0%            68.6%             70.9%
Selling, general, and
 administrative expenses,
 less non-recurring
 charge                         26.0%            22.9%             22.0%
Non-recurring charge            0.5%              -                 -
Operating income                6.5%             8.5%              7.1%
Interest and other
  income (expense)              (0.2)%           0.2%              0.3%
Income before income
  taxes                         6.3%             8.7%              7.4%
Provision for income
  taxes                         2.8%             3.6%              3.0%
Net income                      3.5%             5.1%              4.4%


1999 AS COMPARED TO 1998

In 1999, CTG recorded revenue of $472.0 million, an increase of 0.9 percent when compared to 1998 revenue of $467.8 million. North American revenue decreased by $3.1 million or (0.8) percent during the year, while revenue from European operations increased by $7.3 million, or 9.9 percent. In 1999, European revenues are 17.1 percent of total Company revenues.

While the Company's revenues benefited in 1999 from the acquisition of Elumen Solutions, Inc. (Elumen) and from providing higher-value services to its customers, similar to other companies in the IT professional services industry, CTG's revenues were negatively impacted as companies deferred systems development and integration work until the actual impact of year 2000 on their systems could be assessed and resolved. CTG believes that this industry-wide slowdown is a short-term phenomenon and that the long-term growth prospects for its business remain strong for 2000 and beyond.

The 1998 to 1999 year-to-year revenue growth rate was impacted slightly by the strengthening of the U.S. dollar as compared to the currencies of the Netherlands, Belgium, the United Kingdom, and Luxembourg. If there had been no change in these foreign currency exchange rates from 1998 to 1999, total consolidated revenues would have been $3.2 million higher, resulting in a year-to-year consolidated revenue growth rate of 1.6 percent. This additional $3.2 million increase in European revenue would have increased the European revenue growth rate to 14.3 percent.

In January 1999, the Company renewed a contract with IBM for one year as one of IBM's national technical service providers for the United States. In December 1999, this contract was extended until March 2000. The contract covered 81.6 percent of the total services provided to IBM by the Company in 1999. In 1999, IBM continued to be the Company's largest customer, accounting for $128.9 million or 27.3 percent of total revenue as compared to $151.4 million or 32.4 percent of 1998 revenue. Although revenues from IBM have been constrained in 1999, CTG expects to continue to derive a significant portion of its revenue from IBM in 2000 and future years. While the decline in revenue from IBM has had an adverse effect on the Company's revenues and profits, the Company believes a simultaneous loss of all IBM business is unlikely to occur due to the existence of the national contract, the diversity of the projects performed for IBM, and the number of locations and divisions involved.

Direct costs, defined as costs for billable staff, were 67.0 percent of revenue in 1999 compared to 68.6 percent of revenue in 1998. The decrease in direct costs as a percentage of revenue in 1999 as compared to 1998 is primarily due to the continuing trend of the Company providing higher-value services to its clients.

Selling, general, and administrative expenses, excluding the non-recurring charge of $2.5 million taken in the first quarter of 1999, were 26.0 percent of revenue in 1999 compared to 22.9 percent of revenue in 1998. The increase from 1998 to 1999 is primarily due to investments in 1999 in sales and marketing, recruiting, and training programs. Additionally, goodwill amortization expense related to the acquisition of Elumen increased selling, general and administrative expense year over year.

During the first quarter of 1999, CTG recorded a non-recurring charge of $2.5 million to provide for an arbitration award related to a contract dispute between the Company and one of its customers. As a percentage of consolidated revenue, this charge lowered operating income and income before taxes in 1999 by
0.5 percent, net income by 0.3 percent, and basic and diluted earnings per share by $0.09.

Operating income was 6.5 percent of revenue in 1999 compared to 8.5 percent of revenue in 1998. Without the non-recurring charge, operating income would have been 7.0 percent of revenue in 1999. The year-over-year decrease is primarily due to the non-recurring charge, and the investments discussed above. Operating income from North American and Corporate operations decreased $10.6 million or
33.6 percent from 1998 to 1999. European operations recorded operating income of $9.9 million in 1999 as compared to $8.2 million in 1998. The European improvement in profitability is primarily due to the 9.9 percent increase in revenue disclosed above and an increase in higher-value services performed in 1999.

Interest and other income (expense) was (0.2) percent of revenue for 1999, and
0.2 percent in 1998. In 1999, interest expense on indebtedness related to the acquisition of Elumen was partially offset by interest income on available cash and temporary cash investments.

Income before income taxes was 6.3 percent of revenue in 1999 compared to 8.7 percent of revenue in 1998. Without the non-recurring charge, income before income taxes would have been 6.8 percent of revenue in 1999. The provision for income taxes was 44.1 percent in 1999 and 41 percent in 1998. The increase in the effective income tax rate in 1999 was due to an increase in non-deductible expenses related to the Elumen acquisition.

Net income for 1999 was 3.5 percent of revenue, or $1.02 basic earnings per share (EPS) and $1.00 diluted EPS, compared to 5.1 percent of revenue or $1.48 basic EPS and $1.42 diluted EPS in 1998. Earnings per share was calculated using
16.4 million (basic EPS) and 16.7 million (diluted EPS) and 16.2 million (basic
EPS) and 16.9 million (diluted EPS) equivalent shares outstanding in 1999 and 1998, respectively. The decrease in equivalent shares outstanding for diluted earnings per share is primarily due to the stock purchases by the Company's Stock Trusts in 1999.

Relative to year 2000 computer concerns, the Company had completed all of its remediation and systems testing with respect to its mission critical computer systems and mission critical non-IT systems prior to December 31, 1999. The Company had determined that mission critical systems or vendors were those that were vital to the operations of the Company. As part of CTG's year 2000 compliance program, the Company has not made any changes to its hardware or software for its mission critical computer systems since June 30, 1999 and into the year 2000. The total amount spent and expensed in 1998 and 1999 to address year 2000 issues totaled less than $500,000. As of the date of the filing of these consolidated financial statements with the Securities and Exchange Commission, the Company has had no material disruptions in its mission critical systems.

CTG operates in one industry segment, providing IT professional services to its clients. The services provided typically encompass the IT business solution life cycle, including phases for planning, development, and managing and maintaining the IT solution. A portion of the IT professional services the Company previously provided included assessment, planning, remediation, testing, and contingency planning services for year 2000 compliance. CTG actively managed the inherent risk in the services it provided to its clients through a thorough contract review process, and by including contractual provisions in its contracts that were designed to mitigate risk to the Company. Revenue generated from year 2000 compliance services was approximately 10 percent of CTG's consolidated revenues in 1999 and 1998.


1998 AS COMPARED TO 1997

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

During 1998, and for several years prior to that, the Company implemented its Key Client strategy. The first phase of the strategy was to identify and focus on selected Key Clients. To that end, CTG reduced the number of customers that it served from 1,200 in 1995 to approximately 430 by the end of 1997. The next phase of the strategy was to increase the percentage of higher-value services in the company's sales mix. CTG believes that its successful implementation of its Key Client strategy caused earnings to increase significantly faster than revenues during 1998 and 1997, and that the strategy continued to add to the Company's financial performance in 1999 through an improved direct margin.

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

In January 1999, CTG renewed a contract with IBM for one year as one of IBM's national technical service providers for the United States. The contract covered 59 percent of the total services provided to IBM by the Company in 1998. IBM continued to be the Company's largest customer, accounting for $151.4 million or
32.4 percent of 1998 total revenue as compared to $142.2 million or 34.9 percent of 1997 revenue. The Company continued to derive a significant portion of its revenue from IBM in 1999.

Direct costs, defined as costs for billable staff, were 68.6 percent of revenue in 1998 compared to 70.9 percent of revenue in 1997. The decrease in direct costs as a percentage of revenue in 1998 as compared to 1997 was primarily due to a trend toward CTG providing higher-value services to its clients, consistent with CTG's Key Client focus.

Selling, general, and administrative expenses were 22.9 percent of revenue in 1998 compared to 22.0 percent of revenue in 1997. The increase from 1997 to 1998 was primarily due to additional investments in 1998 in sales and marketing, recruiting, and training programs.

Operating income was 8.5 percent of revenue in 1998 compared to 7.1 percent of revenue in 1997. In dollars, there was a 37.6 percent increase year over year from $29.0 million in 1997 to $39.9 million in 1998. As mentioned above, CTG continued its focus on Key Clients, with particular emphasis on those relationships that were mutually profitable for CTG and its clients. The fourth quarter of 1998 marked the 17th straight quarter of operating income improvement for CTG. Operating income from North American and Corporate operations increased $6.3 million or 25 percent from 1997 to 1998. European operations recorded operating income of $8.2 million in 1998 as compared to $3.7 million in 1997. The European improvement in profitability was primarily due to the 56.7 percent increase in revenue discussed above and an increase in higher-value services performed in 1998.

Due to its European operations, CTG was moderately affected by the implementation of the Euro currency in most of the countries in which it operates. However, this effect was financially immaterial as the Company had upgraded its internal systems to be Euro-compliant with nominal cost to the company. Additionally, the Company did not experience pricing or competitive pressures from other IT professional services providers that materially affected either revenues or profits for CTG as a whole.

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

Net income for 1998 was 5.1 percent of revenue, or $1.48 basic EPS and $1.42 diluted EPS, compared to 4.4 percent of revenue or $1.07 basic EPS and $1.01 diluted EPS in 1997. Earnings per share was calculated using 16.2 million (basic
EPS) and 16.9 million (diluted EPS) and 16.8 million (basic EPS) and 17.6 million (diluted EPS) equivalent shares outstanding in 1998 and 1997, respectively. The decrease in equivalent shares outstanding for diluted earnings per share was primarily due to the stock purchases by the Company's SECT in the fourth quarter of 1997.

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

FINANCIAL CONDITION

Cash provided by operating activities was $21.8 million in 1999. Net income totaled $16.7 million, and non-cash adjustments for depreciation expense, amortization expense, and deferred compensation expense totaled $9.3 million. Overall, accounts receivable increased due to a decline in accounts receivable turnover, and the acquisition of Elumen. Deferred income taxes increased $2.0 million due to the liabilities acquired with the acquisition of Elumen and the accrual of an arbitration award related to a contract dispute between the Company and one of its customers. Accounts payable decreased by $4.4 million due to the timing of payments at year-end 1999 as compared to year-end 1998. Accrued compensation decreased $3.6 million due to a decrease in the total number of employees year over year. Advanced billings on contracts increased $0.4 million due to the mix of the contracts outstanding at December 31, 1999, as compared to December 31, 1998. Other current liabilities increased $1.7 million primarily due to the arbitration award discussed above. At December 31, 1999, the Company's current ratio was 1.6 to 1.

Net property and equipment increased $0.3 million. Additions to property and equipment were $4.5 million, and assets acquired with the acquisition of Elumen were $1.1 million, offset by depreciation of $5.0 million and foreign currency translation adjustments of $0.3 million. The Company had no material commitments for capital expenditures at December 31, 1999. Net acquired intangibles increased $81.2 million, caused primarily by the acquisition of Elumen.

Financing activities provided $24.0 million of cash in 1999. Long-term debt increased to $31.4 million from zero due to the acquisition of Elumen. The Company borrowed $52.0 million in February 1999 under its lines of credit and made payments on the debt to reduce it to the $31.4 million mentioned above at year-end. CTG had no long-term debt prior to the acquisition.

During 1999, the Company entered into a $100 million, five-year revolving credit agreement with a bank group. At December 31, 1999, including unsecured lines of credit, the Company had $132.0 million in total credit, of which $31.4 million was outstanding.

During 1999, a total of 0.7 million shares of the Company's stock were purchased on the open market by the Company's Stock Trusts for $9.9 million. The Company received $1.1 million from employees for 64,000 shares of stock purchased under the Employee Stock Purchase Plan, and the Company also received $1.1 million for the exercise of 129,000 stock options, inclusive of the related tax benefit. The Company paid an annual dividend of $0.05 per share, totaling $0.8 million in 1999.

On October 26, 1994, the Company authorized the repurchase of 2.0 million shares and on July 21, 1995 authorized the repurchase of another 1.4 million shares of its common stock for treasury and by the Company's Stock Trusts. At December 31, 1999, approximately 3.2 million shares have been repurchased under the authorizations, leaving 0.2 million shares remaining authorized for future purchases.

At December 31, 1999, consolidated shareholders' equity totaled $94.9 million, which is an increase of $11.5 million, or 13.8 percent, from December 31, 1998. The increase is primarily due to 1999 net income of $16.7 million, offset by the stock purchases by the Company's Stock Trusts.

The Company believes existing internally available funds, cash generated by operations, and available borrowings will be sufficient to meet foreseeable working capital, stock repurchase, and capital expenditure requirements and to allow for future internal growth and expansion.

INDEPENDENT
AUDITORS' REPORT

Board of Directors and Shareholders
Computer Task Group, Incorporated
Buffalo, New York

We have audited the accompanying consolidated balance sheets of Computer Task Group, Incorporated and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements as of December 31, 1997 were audited by other auditors whose report, dated February 4, 1998, expressed an unqualified opinion of those statements.

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

In our opinion, such 1999 and 1998 consolidated financial statements present fairly, in all material respects, the financial position of Computer Task Group, Incorporated and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

Deloitte & Touche LLP
Buffalo, New York
February 4, 2000

Consolidated Statements of
Income
(amounts in thousands, except per share data)


YEAR ENDED DECEMBER 31,            1999           1998               1997
--------------------------------------------------------------------------------

Revenue                        $   472,008     $  467,838       $    407,588
Direct costs                       316,304        320,673            288,848
Selling, general, and
  administrative expenses          124,871        107,314             89,784
Operating income                    30,833         39,851             28,956
Interest and other income            1,369          1,445              2,151
Interest and other expense          (2,338)          (539)              (839)
Income before income taxes          29,864         40,757             30,268
Provision for income taxes          13,163         16,712             12,406
Net income                     $    16,701     $   24,045       $     17,862
Net income per share:
     Basic                     $      1.02     $     1.48       $       1.07
     Diluted                   $      1.00     $     1.42       $       1.01

The accompanying notes are an integral part of these consolidated financial statements.


CONSOLIDATED
BALANCE SHEETS
(amounts in thousands, except share balances)

December 31,                                                        1999             1998

ASSETS
Current Assets:
     Cash and temporary cash investments                      $   10,684          $  57,748
     Accounts receivable, net of allowances and reserves          80,773             73,932
     Prepaids and other                                            2,821              4,000
     Deferred income taxes                                         3,041              1,654
              Total current assets                                97,319            137,334
     Property and equipment, net of accumulated
       depreciation and amortization                              13,483             13,146
     Acquired intangibles, net of accumulated
       amortization of $9,151 and $6,002 respectively             84,008              2,808
     Deferred income taxes                                         3,685              2,801
     Other assets                                                    664                720
              Total assets                                    $  199,159          $ 156,809

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
         Accounts payable                                     $   10,834          $  14,265
         Accrued compensation                                     27,567             29,258
         Income taxes payable                                     10,423              9,157
         Advance billings on contracts                               761                384
         Other current liabilities                                12,532              9,409
                  Total current liabilities                       62,117             62,473
         Long-term debt                                           31,380                -
         Deferred compensation benefits                            9,953             10,300
         Other long-term liabilities                                 785                587
                  Total liabilities                              104,235             73,360

SHAREHOLDERS' EQUITY:
         Common stock, par value $.01 per share,
           150,000,000 shares authorized;
           27,017,824 shares issued                                  270                270
         Capital in excess of par value                          110,895            106,010
         Retained earnings                                        82,046             66,172
         Less:  Treasury stock of 6,141,823 and 6,269,668
           shares, at cost                                       (31,279)           (31,850)
                  Stock Trusts of 4,823,173 and 4,422,500
                    shares, at cost                              (61,306)           (52,463)
                  Unearned portion of restricted stock to
                    related parties                                  (43)               (69)
         Other comprehensive income:
                  Foreign currency adjustment                     (4,786)            (2,374)
                  Minimum pension liability adjustment              (873)            (2,247)
                         Accumulated other comprehensive
                           income                                 (5,659)            (4,621)
                  Total shareholders' equity                      94,924             83,449

                  Total liabilities and shareholders' equity   $ 199,159          $ 156,809

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF
CASH FLOWS
(amounts in thousands)


Year ended December 31,                                                         1999              1998               1997
Cash flows from operating activities:
         Net income                                                           $ 16,701           $ 24,045           $ 17,862
         Adjustments:
                  Depreciation expense                                           5,009              4,406              4,532
                  Amortization expense                                           3,471                596                896
                  Loss on sales or disposals of assets                              23                 10                 30
                  Deferred compensation expense                                    797                216                542
                  Changes in assets and liabilities, net of assets
                    acquired and liabilities assumed:
                      (Increase) decrease in accounts receivable                   837            (12,830)            (5,692)
                      (Increase) decrease in prepaids and other                    984             (1,551)                16
                      Increase in deferred income taxes                         (1,988)              (665)               (94)
                      (Increase) decrease in other assets                          319               (123)               (19)
                      Increase (decrease) in accounts payable                   (4,356)             4,805                267
                      Increase (decrease) in accrued
                        compensation                                            (3,647)             7,431              4,493
                      Increase (decrease) in income
                        taxes payable                                            1,638              4,546               (555)
                      Increase (decrease) in advance
                        billings on contracts                                      377               (774)            (1,326)
                      Increase in other current liabilities                      1,681              4,179                390
                      Decrease in other long-term liabilities                      (39)              (304)              (345)

Net cash provided by operating activities                                       21,807             33,987             20,997

Cash flows from investing activities:
         Acquisition, net of cash acquired                                     (86,775)              --                  --
         Additions to property and equipment                                    (4,509)            (5,057)            (4,770)
         Proceeds from sales or disposals of property
           and equipment                                                            39                 22                 15
Net cash used in investing activities                                          (91,245)            (5,035)            (4,755)

Cash flows from financing activities:
         Proceeds from long-term revolving debt, net                            31,380               --                 --
         Proceeds from Employee Stock Purchase Plan                              1,094              1,448              1,155
         Purchase of stock for treasury                                            (13)               (77)              (118)
         Purchase of stock by Stock Trusts                                      (9,940)            (2,455)           (37,018)
         Proceeds from other stock plans, inclusive
           of the related tax benefit                                            2,298              5,474              4,266
         Dividends paid                                                           (827)              (812)              (837)
Net cash provided by (used in) financing activities                             23,992              3,578            (32,552)

Effect of exchange rate changes on cash and
  temporary cash investments                                                    (1,618)               185               (173)
Net increase (decrease) in cash and temporary
  cash investments                                                             (47,064)            32,715            (16,483)
Cash and temporary cash investments at beginning of year                        57,748             25,033             41,516

Cash and temporary cash investments at end of year                            $ 10,684           $ 57,748           $ 25,033

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

-----------------------------------------------------------------------------------------------------------------------------------
(amounts in thousands, except per data share)


                                                                                Capital in
                                                               Common Stock     Excess of    Retained          Stock Trusts
                                                           Shares      Amount   Par Value    Earnings       Shares     Amount

-----------------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 1996                            13,467        $135    $159,512     $25,914        3,131   $(31,655)

Two-for-one stock split                                    13,467         135       (135)           -        3,131           -
Employee Stock Purchase Plan share issuance                     -           -           -           -            -           -
Stock Option Plan share issuance                               82           -       3,228           -            -           -
Deferred Compensation Plan share issuance                       -           -           -           -            -           -
Purchase of stock                                               -           -           -           -            5       (118)
Restricted Stock Plan:
     Award                                                      2           -          44           -            -           -
     Amortization                                               -           -           -           -            -           -
Stock Employee Compensation Trust adjustment to                 -           -      53,379           -            -           -
fair value
Cash dividends - $.05 per share                                 -           -           -       (837)            -           -
Comprehensive Income:
     Net income                                                 -           -           -      17,862            -           -
     Foreign currency adjustment                                -           -           -           -            -           -
     Minimum pension liability adjustment                       -           -           -           -            -           -
----------------------------------------------------- ------------ ----------- ----------- ----------- ------------ -----------
          Total Comprehensive Income                            -           -           -      17,862            -           -
----------------------------------------------------- ------------ ----------- ----------- ----------- ------------ -----------

Balance as of December 31, 1997                            27,018         270     216,028      42,939        6,267    (31,773)

Employee Stock Purchase Plan share issuance                     -           -           -           -            -           -
Stock Option Plan share issuance                                -           -       2,359           -            -           -
Other share issuance                                            -           -           -           -            -           -
Purchase of stock                                               -           -           -           -            3        (77)
Restricted Stock Plan:
     Award                                                      -           -           -           -            -           -
     Amortization                                               -           -           -           -            -           -
Stock Employee Compensation Trust adjustment to cost            -           -   (112,377)           -            -           -
Management Stock Purchase Plan repayments                       -           -           -           -            -           -
Cash dividends - $.05 per share                                 -           -           -       (812)            -           -
Comprehensive Income:
     Net income                                                 -           -           -      24,045            -           -
     Foreign currency adjustment                                -           -           -           -            -           -
     Minimum pension liability adjustment                       -           -           -           -            -           -
----------------------------------------------------- ------------ ----------- ----------- ----------- ------------ -----------
          Total comprehensive income                            -           -           -      24,045            -           -
----------------------------------------------------- ------------ ----------- ----------- ----------- ------------ -----------
Balance as of December 31, 1998                            27,018         270     106,010      66,172        6,270    (31,850)

Acquisition                                                     -           -       2,616           -        (129)         584
Employee Stock Purchase Plan share issuance                     -           -         824           -            -           -
Stock Option Plan share issuance                                -           -         564           -            -           -
Other share issuance                                            -           -         881           -            -           -
Purchase of stock                                               -           -           -           -            1        (13)
Restricted Stock Plan - Amortization                            -           -           -           -            -           -
Cash dividends - $.05 per share                                 -           -           -       (827)            -           -
Comprehensive Income:
     Net income                                                 -           -           -      16,701            -           -
     Foreign currency adjustment                                -           -           -           -            -           -
     Minimum pension liability adjustment                       -           -           -           -            -           -
----------------------------------------------------- ------------ ----------- ----------- ----------- ------------ -----------
          Total comprehensive income                            -           -           -      16,701            -           -
----------------------------------------------------- ------------ ----------- ----------- ----------- ------------ -----------

Balance as of December 31, 1999                            27,018        $270    $110,895     $82,046        6,142   $(31,279)
                                                           ======        ====    ========     =======        =====   =========



-----------------------------------------------------------------------------------------------------------------------------------
(amounts in thousands, except per data share)

                                                                                Unearned                             Minimum
                                                                                Portion of   Loans to    Foreign     Pension
                                                            Stock Trusts        Restricted   Related     Currency    Liability
                                                          Shares    Amount         Stock      Parties    Adjustment   Adjustment

-----------------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 1996                            1,825    $(78,715)        $  -      $ (54)     $(2,039)    $(1,594)
                                                                                                    -
Two-for-one stock split                                    1,825            -           -           -            -           -
Employee Stock Purchase Plan share issuance                 (39)        1,155           -           -            -           -
Stock Option Plan share issuance                           (207)          955           -           -            -           -
Deferred Compensation Plan share issuance                    (3)           73           -           -            -           -
Purchase of stock                                          1,293     (37,018)           -           -            -           -
Restricted Stock Plan:
     Award                                                     -            -        (44)           -            -           -
     Amortization                                              -            -          10           -            -           -
Stock Employee Compensation Trust adjustment to                -     (53,379)           -           -            -           -
fair value
Cash dividends - $.05 per share                                -            -           -           -            -           -
Comprehensive Income:
     Net income                                                -            -           -           -            -           -
     Foreign currency adjustment                               -            -           -           -      (1,167)           -
     Minimum pension liability adjustment                      -            -           -           -            -       (321)
----------------------------------------------------- ----------- ------------ ----------- ----------- ------------ -----------
          Total Comprehensive Income                           -            -           -           -      (1,167)       (321)
----------------------------------------------------- ----------- ------------ ----------- ----------- ------------ -----------

Balance as of December 31, 1997                            4,694    (166,929)        (34)        (54)      (3,206)     (1,915)

Employee Stock Purchase Plan share issuance                 (45)        1,448           -           -            -           -
Stock Option Plan share issuance                           (272)        1,985           -           -            -           -
Other share issuance                                        (32)        1,051           -           -            -           -
Purchase of stock                                             80      (2,455)           -           -            -           -
Restricted Stock Plan:
     Award                                                   (2)           60        (60)           -            -           -
     Amortization                                              -            -          25           -            -           -
Stock Employee Compensation Trust adjustment to cost           -      112,377           -           -            -           -
Management Stock Purchase Plan repayments                      -            -           -          54            -           -
Cash dividends - $.05 per share                                -            -           -           -            -           -
Comprehensive Income:
     Net income                                                -            -           -           -            -           -
     Foreign currency adjustment                               -            -           -           -          832           -
     Minimum pension liability adjustment                      -            -           -           -            -       (332)
----------------------------------------------------- ----------- ------------ ----------- ----------- ------------ -----------
          Total comprehensive income                           -            -           -           -          832       (332)
----------------------------------------------------- ----------- ------------ ----------- ----------- ------------ -----------

Balance as of December 31, 1998                            4,423     (52,463)        (69)           -      (2,374)     (2,247)

Acquisition                                                    -            -           -           -            -           -
Employee Stock Purchase Plan share issuance                 (64)          270           -           -            -           -
Stock Option Plan share issuance                           (129)          550           -           -            -           -
Other share issuance                                        (65)          277           -           -            -           -
Purchase of stock                                            658      (9,940)           -           -            -           -
Restricted Stock Plan - Amortization                           -            -          26           -            -           -
Cash dividends - $.05 per share                                -            -           -           -            -           -
Comprehensive Income:
     Net income                                                -            -           -           -            -           -
     Foreign currency adjustment                               -            -           -           -      (2,412)           -
     Minimum pension liability adjustment                      -            -           -           -            -       1,374
----------------------------------------------------- ----------- ------------ ----------- ----------- ------------ -----------
          Total comprehensive income                           -            -           -           -      (2,412)       1,374
----------------------------------------------------- ----------- ------------ ----------- ----------- ------------ -----------

Balance as of December 31, 1999                            4,823    $(61,306)       $(43)          $-     $(4,786)      $(873)
                                                           =====    =========       =====          ==     ========      ======



--------------------------------------------------------------------------------
(amounts in thousands, except per data share)

                                                              Total
                                                            Shareholders'
                                                               Equity
-------------------------------------------------------------------------------
Balance as of December 31, 1996                              $71,504

Two-for-one stock split                                            -
Employee Stock Purchase Plan share issuance                    1,155
Stock Option Plan share issuance                               4,183
Deferred Compensation Plan share issuance                         73
Purchase of stock                                           (37,136)
Restricted Stock Plan:
     Award                                                         -
     Amortization                                                 10
Stock Employee Compensation Trust adjustment to                    -
fair value
Cash dividends - $.05 per share                                (837)
Comprehensive Income:
     Net income                                               17,862
     Foreign currency adjustment                             (1,167)
     Minimum pension liability adjustment                      (321)
-----------------------------------------------------     -----------
          Total Comprehensive Income                          16,374
-----------------------------------------------------    -----------

Balance as of December 31, 1997                               55,326

Employee Stock Purchase Plan share issuance                    1,448
Stock Option Plan share issuance                               4,344
Other share issuance                                           1,051
Purchase of stock                                            (2,532)
Restricted Stock Plan:
     Award                                                         -
     Amortization                                                 25
Stock Employee Compensation Trust adjustment to cost               -
Management Stock Purchase Plan repayments                         54
Cash dividends - $.05 per share                                (812)
Comprehensive Income:
     Net income                                               24,045
     Foreign currency adjustment                                 832
     Minimum pension liability adjustment                      (332)
-----------------------------------------------------    -----------
          Total comprehensive income                          24,545
-----------------------------------------------------    -----------

Balance as of December 31, 1998                               83,449

Acquisition                                                    3,200
Employee Stock Purchase Plan share issuance                    1,094
Stock Option Plan share issuance                               1,114
Other share issuance                                           1,158
Purchase of stock                                            (9,953)
Restricted Stock Plan - Amortization                              26
Cash dividends - $.05 per share                                (827)
Comprehensive Income:
     Net income                                               16,701
     Foreign currency adjustment                             (2,412)
     Minimum pension liability adjustment                      1,374
-----------------------------------------------------     -----------
          Total comprehensive income                          15,663
-----------------------------------------------------     -----------

Balance as of December 31, 1999                              $94,924
                                                             =======

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

1.   Summary of Significant Accounting Policies

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of Computer Task Group, Incorporated, and its subsidiaries (the Company or CTG), located primarily in North America and Europe. All intercompany accounts and transactions have been eliminated. Certain amounts in the prior years' consolidated financial statements and notes have been reclassified to conform to the current year presentation. Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Such estimates primarily relate to allowances for doubtful accounts and deferred tax assets, a reserve for projects, and estimates of progress toward completion and direct profit or loss on fixed-price contracts. Actual results could differ from those estimates.

CTG operates in one industry segment, providing information technology (IT) professional services to its clients. The services provided typically encompass the IT business solution life cycle, including phases for planning, development and implementation, and managing and maintaining the IT solution.

REVENUE AND COST RECOGNITION

The Company primarily recognizes revenue on monthly fee and time-and-materials contracts as hours are expended and costs are incurred. Fixed-price contracts accounted for under the percentage-of-completion method represented 2 percent of 1999, 1 percent of 1998, and 2 percent of 1997 revenue, respectively. Such revenue is determined by the percentage of labor and overhead costs incurred to date to total estimated labor and overhead costs for each contract. Fixed-price contract costs include all direct labor and material costs and those indirect costs related to contract performance.

Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. In addition to an allowance for doubtful accounts of approximately $2.3 million and $1.1 million at December 31, 1999 and 1998, respectively, accounts receivable is further reduced by a reserve for projects of $0.9 million at December 31, 1999 and $1.0 million at December 31, 1998, respectively. Selling, general, and administrative costs are charged to expense as incurred.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties. At December 31, 1999 and 1998, the carrying amounts of the Company's financial instruments, which include cash and temporary cash investments, accounts receivable, and long-term debt approximate fair value.

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

ACQUIRED INTANGIBLES

Acquired intangibles consist of goodwill and other identifiable intangibles. Amortization is computed using the straight-line method based on estimated useful lives of 10 years to 25 years.

IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of, if any, are reported at the lower of the carrying amount or fair value less costs to sell. There were no adjustments to long-lived assets or identifiable intangibles in either 1999 or 1998.

INCOME TAXES

The Company provides deferred income taxes for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Deferred income taxes relate principally to deferred compensation, non-deductible accrued expenses, and accelerated depreciation and amortization methods.

Tax credits are accounted for as a reduction of the income tax provision in the year in which they are realized (flow-through method).

STOCK-BASED COMPENSATION

The Company accounts for its Stock-Based Compensation Plans in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense, over the vesting period, the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

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

NET INCOME PER SHARE

Basic and diluted earnings per share for the years ended December 31, 1999, 1998, and 1997 are as follows:

(amounts in thousands,                                  Weighted     Earnings
except per share data)                      Income      Average      per Share

FOR THE YEAR ENDED DECEMBER 31, 1999
Basic EPS                               $   16,701      16,401     $    1.02
Dilutive effect of outstanding
  stock options                             -              279
Diluted EPS                             $   16,701      16,680     $    1.00

FOR THE YEAR ENDED DECEMBER 31, 1998
Basic EPS                              $    24,045      16,216     $    1.48
Dilutive effect of outstanding
  stock options                             -              697
Diluted EPS                            $    24,045      16,913     $    1.42

FOR THE YEAR ENDED DECEMBER 31, 1997
Basic EPS                              $    17,862      16,758     $    1.07
Dilutive effect of outstanding
  stock options                             -              857
Diluted EPS                            $    17,862      17,615     $    1.01

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

STATEMENT OF CASH FLOWS

For purposes of the statement of cash flows, cash and temporary cash investments are defined as cash on hand, demand deposits, and short-term, highly liquid investments with a maturity of three months or less.

Interest paid during 1999, 1998, and 1997 amounted to $2.0 million, $0.1 million, and $0.3 million, respectively, while net income tax payments totaled $12.9 million, $10.4 million, and $9.7 million for the respective years.

During 1998, as a non-cash financing activity, the shares of common stock held by the Company's Stock Employee Compensation Trust were adjusted to original cost basis, with a decrease to capital in excess of par value of $(112.4) million. During 1997, as a non-cash financing activity, the shares of common stock of the SECT were adjusted to fair value, with an increase to capital in excess of par value of $53.4 million (see Note 9, Stock Trusts).

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

For the years ended December 31, 1999, 1998, and 1997, the tax benefit (expense) associated with the minimum pension liability adjustment was $0.3 million, $(0.1) million, and $(0.1) million, respectively.

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

During 1998, the Company adopted the provisions of SFAS No. 132, "Employers' Disclosure About Pensions and Other Postretirement Benefits." The adoption of SFAS No. 132 resulted in additional disclosures about the Company's non-qualified defined-benefit plan and postretirement benefit plan, but had no effect on the financial condition or results of operations of the Company.

2.  Acquisition

On February 23, 1999, the Company acquired the stock of Elumen Solutions, Inc. (Elumen). The transaction was valued at $89 million, of which $86 million was paid in cash or through the assumption of debt, and the remainder was satisfied through the issuance of approximately 128,000 shares of CTG common stock. The fair value of the assets acquired totaled $11.2 million, while liabilities assumed totaled $7.1 million.

The acquisition was accounted for as a purchase, and the results of Elumen have been included in the accompanying consolidated financial statements since the date of acquisition. CTG recorded approximately $84.9 million of goodwill and other identifiable intangibles from the transaction, which are being amortized on a straight-line basis over periods ranging from 10 years to 25 years.

The unaudited pro forma consolidated results of operations as though Elumen had been acquired as of January 1, 1998, are as follows:

(amounts in thousands,                     1999                 1998
except per share data)
Revenue                                 $  479,935           $  504,689
Net income                              $   16,523           $   22,188
Net income per share:
     Basic                              $     1.01           $     1.36
     Diluted                            $     0.99           $     1.30


These pro forma results are not necessarily indicative of what would have actually occurred if the acquisition had been completed as of the beginning of the periods presented, nor do they purport to be indicative of the results that will be obtained in the future.

3. Property and Equipment

Property and equipment at December 31, 1999 and 1998 are summarized as follows:

December 31,                            1999           1998
(amounts in thousands)
Land                                 $    886        $    886
Buildings                               6,515           6,515
Equipment                              21,879          23,984
Furniture                               6,188           5,447
Software                                3,442           3,739
Leasehold improvements                  1,050           1,031
                                       39,960          41,602
Less accumulated depreciation         (26,477)        (28,456)
                                     $ 13,483        $ 13,146

At December 31, 1999, the Company owned three buildings, two of which are in use by the Company. The third building, with a net book value of $1.9 million, is leased to a third party under a five-year lease, which ends in 2000. Receipts under this lease are estimated at approximately $0.2 million in 2000.

4. Debt

During 1999, the Company refinanced its short-term debt by entering into a five-year revolving line of credit with a bank group. Under the agreement, the Company may borrow up to $100 million through August 24, 2004. At the Company's discretion, interest may be based upon the LIBOR rate, the prime rate, or other rates as quoted by the agent bank. In addition, the Company is subject to a commitment fee varying from 10 to 30 basis points of the unused available credit. There were no commitment fees paid or due during 1998 or 1997. The agreement requires the Company to maintain certain financial ratios, all of which were met by the Company.

At December 31, 1999, there was $20.0 million outstanding under the revolving credit agreement mentioned above. This outstanding debt is due in full on August 24, 2004. No amounts are due under the agreement until that time. There was no long-term debt outstanding at December 31, 1998.

The Company also has lines of credit available outside of the revolving credit agreement mentioned above, totaling $32.0 million, renewable annually at various times throughout the year, with interest at or below the equivalent of the prime rate. All borrowings under these agreements are unsecured and payable upon demand. The Company intends to refinance its borrowings under these lines of credit, totaling $11.4 million at December 31, 1999, under the revolving credit agreement discussed above. There were no borrowings under these arrangements at December 31, 1998.

The maximum amounts outstanding under borrowings during 1999, 1998, and 1997 were $59.0 million, $0.1 million, and $2.2 million, respectively. Average bank borrowings outstanding for the years 1999, 1998, and 1997 were $40.9 million, $0.1 million, and $0.7 million, and carried weighted average interest rates of
5.75 percent, 5.50 percent, and 5.00 percent, respectively.

The carrying amount of long-term debt, as determined by a comparison to similar instruments, approximates fair value at December 31, 1999.

5. Income Taxes

The provision (benefit) for income taxes for 1999, 1998, and 1997 consists of the following: (amounts in thousands)

Domestic and foreign components of income before income taxes are as follows:

                     1999             1998              1997
             -------------------------------------------------

 Domestic         $  21,168      $    34,027       $   28,825
 Foreign              8,696            6,730            1,443
                  $  29,864      $    40,757       $   30,268

The provision (benefit) for income taxes consists of:

                             1999             1998              1997
                     -------------------------------------------------

Current Tax:
   U.S. Federal          $   8,359         $  11,920        $  10,176
   Foreign                   3,631             1,782               90
   U.S. State and Local      2,194             3,675            2,234
                            14,184            17,377           12,500
Deferred Tax:
   U.S. Federal               (836)             (579)             (82)
   U.S. State and Local       (185)              (86)             (12)
                            (1,021)             (665)             (94)
                         $  13,163         $  16,712         $ 12,406

The effective and statutory income tax rate can be reconciled as follows:

                                     1999             1998              1997
                             -------------------------------------------------

Tax at statutory rate of
  34 percent                    $   10,153       $   13,857       $   10,291
Rate differential                      299              408              303
State tax, net of federal
  benefits                           1,224            2,333            1,445
Expenses for which no tax
  benefit is available               1,579              472              658
Change in estimate of
  nondeductible expenses               -               (927)            (475)
Other, net                             (92)             569              184
                                $   13,163       $   16,712       $   12,406

Effective income tax rate             44.1%            41.0%            41.0%

The Company's deferred tax assets and liabilities at December 31, 1999 and 1998 consist of the following:

December 31,                            1999            1998
(amounts in thousands)

ASSETS
Deferred compensation                   $3,563          $2,835
Accruals deductible for tax
         purposes when paid              2,527           1,561
Allowance for doubtful accounts          650               292
Other                                    668               444
     Gross deferred tax assets           7,408           5,132


LIABILITIES
Amortization                             236               204
Depreciation                             446               473
     Gross deferred tax liabilities      682               677
     Deferred tax assets
         valuation allowance                -               -
Net deferred tax assets                 $6,726          $4,455

Net deferred assets and liabilities are recorded at December 31, 1999 and 1998 as follows:

Net current assets                      $3,041          $1,654
Net non-current assets                   3,685           2,801
                                        $6,726          $4,455

In assessing the realizability of deferred tax assets, management considers, within each taxing jurisdiction, whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the years in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences at December 31, 1999. Accordingly, no valuation allowance is required.

Undistributed earnings of the Company's foreign subsidiaries were minimal at December 31, 1999, and are considered to be indefinitely reinvested. Accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon distribution of these earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. In the event that the other foreign entities' earnings were distributed, it is estimated that U.S. federal and state income taxes, net of foreign credits, would be immaterial.

In 1999, 1998, and 1997, 264,900, 193,000, and 233,000 shares of common stock, respectively, were issued through the exercise of non-qualified stock options or through the disqualifying disposition of incentive stock options. The total tax benefit to the Company from these transactions, which is credited to capital in excess of par value rather than recognized as a reduction of income tax expense, was $1.4 million, $2.4 million, and $2.9 million in 1999, 1998, and 1997, respectively. These tax benefits have also been recognized in the consolidated balance sheets as a reduction of current taxes payable.

6. Lease Commitments

At December 31, 1999, the Company was obligated under a number of long-term operating leases. Minimum future obligations under such leases are summarized as follows:

Year ended December 31,
(amounts in thousands)

                           2000        $ 8,508
                           2001          6,493
                           2002          3,861
                           2003          1,094
                           2004            878
                  Later years            1,019
Minimum future obligations             $21,853

The operating lease obligations relate to the rental of office space, office equipment, and automobiles. Total rental expense under such operating leases for 1999, 1998, and 1997 was approximately $11.0 million, $9.0 million, and $6.8 million, respectively.

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

Net periodic pension cost for 1999, 1998, and 1997 is as follows:

Net Periodic Pension Cost         1999         1998         1997
(amounts in thousands)

Interest cost                     $641         $655         $633
Amortization of unrecognized
  net loss                          85           66           48
                                  $726         $721         $681

The change in benefit obligation at December 31, 1999 and 1998 is as follows:

Change in Benefit Obligation                     1999             1998
(amounts in thousands)

Benefit obligation at beginning of year        $ 9,720          $ 9,258
Interest cost                                      641              655
Amortization of unrecognized net loss               85               66
Benefits paid                                     (435)            (591)
Adjustment to minimum liability                   (791)             332
Benefit obligation at end of year                9,220            9,720
Fair value of plan assets at end of year             -                -
Funded status                                    9,220            9,720
Unrecognized net actuarial loss                 (1,455)          (2,247)
Accrued benefit cost                           $ 7,765          $ 7,473
Weighted average discount rate                    7.50%            6.75%
Salary increase rate                                 0%               0%

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

The Company maintains a non-qualified defined-contribution deferred compensation plan for certain key executives. The Company contributions to this plan, which were $71,000, $107,000, and $241,000 in 1999, 1998, and 1997, respectively, are based on annually defined financial performance objectives.

8. Employee Benefits

401(K) PROFIT-SHARING RETIREMENT PLAN

The Company maintains a contributory 401(k) profit-sharing retirement plan covering substantially all U.S. employees. Company contributions of cash and the Company's stock, which are discretionary, were funded and charged to operations in the amounts of $3.5 million, $3.8 million, and $2.4 million for 1999, 1998, and 1997, respectively.

OTHER RETIREMENT PLANS

The Company maintains various retirement plans covering substantially all of its European employees. Company contributions charged to operations were $0.5 million, $0.5 million, and $0.1 million in 1999, 1998, and 1997, respectively.

OTHER POSTRETIREMENT BENEFITS

The Company provides limited health care and life insurance benefits to 13 retired employees and their spouses, totaling 20 participants, pursuant to contractual agreements.

Net periodic postretirement benefit cost for 1999, 1998, and 1997 is as follows:

Net Periodic Postretirement                   1999        1998        1997
Benefit Cost (amounts in thousands)

Interest cost                               $   35      $    33      $   41
Amortization of transition amount               29           29          29
Amortization of gain                            (6)         (14)         (4)
                                            $   58      $    48      $   66

The change in postretirement benefit obligation at December 31, 1999 and 1998 is as follows:

Change in Postretirement                               1999        1998
Benefit Obligation (amounts in thousands)

Postretirement benefit obligation at beginning
   of year                                             $ 552      $ 485
Interest cost                                             35         33
Amortization of transition amount                         29         29
Benefits paid                                            (38)       (32)
Amortization of gain                                      (6)       (14)
Adjustment to unrecognized transition obligation         (29)       (29)
Adjustment to unrecognized gain                          (43)        80
Postretirement benefit obligation at end of year         500        552
Fair value of plan assets at end of year                  --         --
Funded status                                            500        552
Unrecognized transition obligation                      (380)      (409)
Unrecognized gain                                        192        149
Accrued postretirement benefit cost                    $ 312      $ 292
Weighted average discount rate                          7.50%      6.75%
Salary increase rate                                       0%         0%

Benefits paid to participants are funded by the Company as needed.

The rate of increase in health care costs is assumed to be 6.8 percent and 7.1 percent in 2000 for pre-age 65 and post-age 65 benefits, respectively, gradually declining to 5 percent by the year 2003 and remaining at that level thereafter. Increasing the assumed health care cost trend rate by one percentage point would increase the accumulated postretirement benefit obligation by $27,000 at December 31, 1999 and the net periodic cost by $2,000 for the year, while a one percentage point decrease in the health care cost trend would decrease the accumulated postretirement benefit obligation by $24,000 at December 31, 1999, and the net periodic pension by $2,000 for the year.

9. Shareholders' Equity

EMPLOYEE STOCK PURCHASE PLAN

Under the Company's First Employee Stock Purchase Plan, employees may apply up to 10 percent of their compensation to purchase the Company's common stock. Shares are purchased at the market price on the business day preceding the date of purchase. As of December 31, 1999, 178,000 shares remain unissued under the Plan, of the total of 11 million shares that have been authorized under the Plan. During 1999, 1998, and 1997, 63,000, 45,000, and 39,000 shares were purchased under the plan at an average price of $17.30, $32.40, and $29.96 per share, respectively.

MANAGEMENT STOCK PURCHASE PLAN

Under the Company's Management Stock Purchase Plan approved in 1992, 800,000 common shares have been designated (up to 400,000 shares from treasury) for purchase by certain key employees using loans from the Company. During 1999 and 1998, no loans were made to employees. In 1998, an employee repaid a loan representing 3,174 shares with a value of $54,900, reducing the outstanding loan balance to $0. The loans were classified as a reduction of shareholders' equity as they were used to purchase and were secured by common stock previously held in treasury. Interest was charged at 4 percent per annum, and the loan principal was payable in full no later than three years from the date of the loan.

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

STOCK TRUSTS

The Company maintains a Stock Employee Compensation Trust (SECT) to provide funding for existing employee stock plans and benefit programs. Shares are purchased by and released from the SECT by the trustee of the SECT at the request of the Compensation Committee of the Board of Directors. As of December 31, 1999, all shares remaining in the SECT were unallocated and therefore are not considered outstanding for purposes of calculating earnings per share.

SECT activity for 1999, 1998, and 1997 is as follows:
(amounts in thousands)                    1999      1998      1997

Share balance at beginning of year       4,423     4,694     3,650
Shares purchased                           599        80     1,293
Shares released:
         Stock option plans               (129)     (272)     (207)
         Employee Stock Purchase Plan      (64)      (45)      (39)
         Other stock plans                 (65)      (34)       (3)
Share balance at end of year             4,764     4,423     4,694

During 1999, 1998, and 1997, shares were purchased by the SECT at an average price of $14.92, $30.69, and $28.63, respectively.

In 1998, the SECT was adjusted through a decrease to capital in excess of par value totaling $(112.4) million, from fair value to original cost basis, based upon new interpretive guidance issued by the Financial Accounting Standards Board. The cost basis of the shares held by the SECT is reported as a reduction to shareholders' equity. During 1997, as a non-cash financing activity, the shares of common stock of the SECT were adjusted to fair value, with an increase to capital in excess of par value of $53.4 million.

During 1999, the Company created an Omnibus Stock Trust (OST) to provide funding for various employee benefit programs. Shares are released from the OST by the trustee at the request of the compensation committee of the Board of Directors. During 1999, the OST purchased 59,000 shares for $1 million. No shares were released from the trust.

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

The per share weighted-average fair value on the date of grant of stock options granted in 1999, 1998, and 1997, using the Black-Scholes option pricing model, was $10.77, $10.64, and $12.95, respectively. The fair value of the options at the date of grant was estimated with the following weighted-average assumptions:

                                 1999              1998              1997

Expected life (years)            5.4               5.4               5.9
Dividend yield                   0.23%             0.23%             0.19%
Risk-free interest rate          4.98%             4.62%             6.15%
Expected volatility              47.75%            46.36%            42.36%

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

(amounts in thousands,           1999             1998             1997
except per share data)

Net income
As reported                   $  16,701        $  24,045        $   17,862
Pro forma                     $  14,525        $  21,626        $   15,959
Basic earnings per share
As reported                   $  1.02          $  1.48          $   1.07
Pro forma                     $  0.89          $  1.33          $   0.95
Diluted earnings per share
As reported                   $  1.00          $  1.42          $   1.01
Pro forma                     $  0.87          $  1.28          $   0.91

1998 and 1997 pro forma net income reflects only options granted subsequent to December 31, 1994. Accordingly, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above as compensation cost is reflected over the options' vesting period as discussed above, and compensation cost for options granted prior to January 1, 1995 is not considered. Pro forma amounts for compensation cost may not be indicative of the effects on earnings for future years.

A summary of stock option activity under these plans is as follows:


                                                          Weighted                        Weighted
                                        1981 Plan         Average           1991 Plan     Average
                                        Options           Exercise Price    Options       Exercise Price

Outstanding at December 31, 1997        14,372         $   5.58         1,864,226      $   14.81
Granted                                   --           $    --            507,000      $   22.39
Exercised                              (11,397)        $   5.63          (261,025)     $    7.36
Canceled, expired, and forfeited          --           $    --           (163,875)     $   17.76
Outstanding at December 31, 1998         2,975         $   5.40         1,946,326      $   17.54
Granted                                   --           $    --            132,750      $   23.13
Exercised                               (1,750)        $   5.55          (127,025)     $    7.33
Canceled, expired, and forfeited          --           $    --            (94,500)     $   22.24
Outstanding at December 31, 1999         1,225         $   5.17         1,857,551      $   18.48

At December 31, 1999 and 1998, the number of options exercisable under the 1991 Plan was 1,150,815 and 871,075, respectively, and the weighted average exercise price of those options was $16.03 and $13.84, respectively. At December 31, 1999 and 1998, the number of options exercisable under the 1981 Plan was 1,225 and 2,975, respectively, and the weighted average exercise price of those options was $5.17 and $5.40, respectively.

A summary of the range of exercise prices and the weighted average remaining contractual life of outstanding options at December 31, 1999 for the 1991 and 1981 Plans is as follows:


                           Options              Weighted          Weighted Average
Range of                   Outstanding at       Average           Remaining Contractual
Exercise Prices            December 31, 1999    Exercise Price    Life (years)

1991 PLAN
$3.4375 to $4.8125           96,076             $    3.99             5.0
$6.125 to $9.00             345,950             $    7.76             4.4
$9.4375 to $9.75             45,200             $    9.51             3.8
$14.875 to $21.9375       1,006,625             $   19.75             7.5
$26.00 to $37.1875          363,700             $   30.09             8.8

1981 PLAN
$4.5625 to $5.3125            1,225             $    5.17             0.6

At December 31, 1999, there were 541,000 and 0 shares available for grant under the 1991 Plan and 1981 Plan, respectively.

During 1999 and 1998, the Company acquired stock for treasury valued at $13,000 and $77,000, respectively, from employees through stock option exercise transactions.

11. Significant Customer

International Business Machines (IBM) is the Company's largest customer. IBM accounted for $128.9 million or 27.3 percent, $151.4 million or 32.4 percent, and $142.2 million or 34.9 percent of consolidated 1999, 1998, and 1997 revenue, respectively. The Company's accounts receivable from IBM at December 31, 1999 and 1998 amounted to $19.7 million and $20.8 million, respectively. No other customer accounted for more than 10 percent of revenue in 1999, 1998, or 1997.

12. Litigation

The Company is involved in litigation arising in the normal course of business. In the opinion of management, an adverse outcome to any of this litigation would not have a material effect on the financial condition of the Company.

13. Segment Information

The Company operates in one industry segment, providing IT professional services to its clients. The services provided typically encompass the IT business solution life cycle, including phases for planning, development and implementation, and managing and maintaining the IT solution. All of the Company's revenues are generated from these services. CTG's two reportable segments are based on geographical areas, which is consistent with prior years and prior to the adoption of SFAS No. 131, "Disclosure about Segments of the Enterprise and Related Information."

The accounting policies of the individual segments are the same as those described in note one, "Summary of Significant Accounting Policies." CTG evaluates the performance of its segments at the operating income level.

Corporate and other identifiable assets consist principally of cash and temporary cash investments and other assets.


(amounts in thousands)

Financial Information Relating to
  Domestic and Foreign Operations                         1999        1998         1997

REVENUE
         North America                                   391,496      394,609      360,849
         Europe                                           80,512       73,229       46,739
                  Total Revenue                          472,008      467,838      407,588
DEPRECIATION AND AMORTIZATION
         North America                                  $  5,801     $  2,404     $  2,872
         Europe                                            1,004          848          630
         Corporate and Other                               1,675        1,750        1,926
                  Total Depreciation and Amortization   $  8,480     $  5,002     $  5,428
OPERATING INCOME (EXPENSE)
         North America                                  $ 36,434     $ 46,427     $ 36,324
         Europe                                            9,860        8,243        3,663
         Corporate and Other                             (15,461)     (14,819)     (11,031)
                  Total Operating Income                $ 30,833     $ 39,851     $ 28,956
IDENTIFIABLE ASSETS
         North America                                   154,951     $ 67,128     $ 57,519
         Europe                                           22,736       22,999       15,777
         Corporate and Other                              21,472       66,682       34,445
                  Total Identifiable Assets              199,159      156,809      107,741
CAPITAL EXPENDITURES
         North America                                  $  2,295     $  2,591     $  2,226
         Europe                                            1,038        1,158          648
         Corporate and Other                               1,176        1,308        1,896
                  Total Capital Expenditures            $  4,509     $  5,057     $  4,770

14. Quarterly Financial Data (Unaudited)


(amounts in thousands, except per share data)

Quarters                          First      Second      Third      Fourth       Total
1999

Revenue                         $116,618    125,464     $114,526    $115,400    $472,008
Direct costs                      78,197     82,672       75,429      80,006     316,304
Selling, general, and
  administrative expenses         30,405     31,052       31,969      31,445     124,871
Operating income                  8,016*     11,740        7,128       3,949      30,833
Net interest and other
  income (expense)                   180       (644)        (584)         79        (969)
Income before income taxes        8,196*     11,096        6,544       4,028      29,864
Net income                      $ 4,699*   $  6,317     $  3,530    $  2,155    $ 16,701
Basic net income per share      $  0.29*   $   0.38     $   0.21    $   0.13    $   1.02
Diluted net income per share    $  0.28*   $   0.38     $   0.21    $   0.13    $   1.00


Quarters                          First      Second      Third      Fourth       Total

1998

Revenue                         $109,683    117,646     $116,174    $124,335    $467,838
Direct costs                      76,074     80,472       79,396      84,731     320,673
Selling, general, and
  administrative expenses         25,220     27,359       26,491      28,244     107,314
Operating income                   8,389      9,815       10,287      11,360      39,851
Net interest and other income        216         73          246         371         906
Income before income taxes         8,605      9,888       10,533      11,731      40,757
Net income                      $  5,077   $  5,834     $  6,216    $  6,918    $ 24,045
Basic net income per share      $   0.32   $   0.36     $   0.38    $   0.42    $   1.48
Diluted net income per share    $   0.30   $   0.34     $   0.37    $   0.41    $   1.42

* Includes the expense of a non-recurring arbitration award which lowered operating income and income before income taxes by $2.5 million, net income by $1.5 million, and basic and diluted net income per share by $0.09

CORPORATEINFORMATION

Stock Market Information                   High              Low

YEAR ENDED DECEMBER 31, 1999
First Quarter                            $ 29 1/2          $ 16 1/16
Second Quarter                           $ 21 7/8          $ 15 3/8
Third Quarter                            $ 18 1/4          $ 13 1/8
Fourth Quarter                           $ 15 13/16        $ 12 5/16

YEAR ENDED DECEMBER 31, 1998
First Quarter                            $ 45              $ 32 9/16
Second Quarter                           $ 42 1/2          $ 28 3/4
Third Quarter                            $ 40 7/8          $ 23
Fourth Quarter                           $ 34 1/2          $ 18 1/2

The Company's common shares are traded on the New York Stock Exchange under the symbol TSK, commonly abbreviated Cptr Task. The shares are listed on the Amsterdam Stock Exchange and are traded by means of the Amsterdam Security Account System (ASAS).

On February 18, 2000, there were 3,409 record holders of the Company's common shares. The Company paid an annual cash dividend of $.05 per share from 1993 to 1999 and, prior to that, had paid $.025 per share annually since 1976 plus a 10 percent share dividend in 1980. The Company expects to continue to pay cash dividends subject to the availability of earnings, the financial condition of the Company, and other relevant factors at the time.

ANNUAL MEETING
The annual meeting of shareholders has been scheduled for April 26, 2000 in Buffalo, New York for shareholders of record on March 15, 2000.

FORM 10-K AVAILABLE
Copies of the Company's Form 10-K Annual Report, which is filed with the Securities and Exchange Commission, may be obtained without charge upon written or verbal request to:

Computer Task Group, Incorporated
Investor Relations Department
800 Delaware Avenue
Buffalo, NY  14209-2094
(716) 887-7400

TRANSFER AGENT AND REGISTRAR

EquiServe

Our Transfer Agent is responsible for our shareholder records, issuance of stock certificates, and distribution of our dividends and the IRS Form 1099. Your requests, as shareholders, concerning these matters are most efficiently answered by corresponding directly with EquiServe:

Bank Boston, N.A.
c/o  EquiServe - Boston Division
P.O. Box 8040
Boston, Massachusetts  02266-8040

(781) 575-3170 (MA residents)
(800) 730-4001
(781) 828-8813 (fax)
www.equiserve.com

Independent Certified Public Accountants
Deloitte & Touche LLP
Key Bank Tower, Suite 250
50 Fountain Plaza
Buffalo, NY  14202


CTG
800 Delaware Avenue
Buffalo, New York 14209-2094
716.882.8000
800.992.5350

NYSE:TSK

0554-AR-00