Form 10-K405, Exhibit 13
period 2000-12-31
COMPUTER TASK GROUP INC
filed 2001-04-02
CIK 23111

                                                                      EXHIBIT 13

                        COMPUTER TASK GROUP, INCORPORATED
                        ---------------------------------

2000 ANNUAL REPORT TO SHAREHOLDERS.

INTRODUCTION:

CTG starts with people. People who know that success in the information technology (IT) services industry means keeping a tight focus on their first priority - helping our customers achieve competitive advantage by maximizing their IT investments.

CTG provides consulting, application management, and IT staffing solutions to a long list of satisfied customers, ranging from mid-sized companies to Global 2000 corporations. Behind our array of integrated services is a suite of formal methodologies, a proprietary database of best practices, and a 35-year track record of delivering solutions that work. Our international network of 4,000 dedicated and highly trained business and IT specialists, based in 55 ISO 9001-certified offices in North America and Europe, lets our customers focus on their business, while we focus on solutions for their IT systems.

PHOTO CAPTIONS:

Gert Van Damme
Account Executive, CTG, Brussels

Vincent VanLear
Account Executive, CTG, Washington, D.C.

Angela Rivera
Account Director, CTG HealthCare Solutions, San Diego, California

TABLE OF CONTENTS:

Letter to Shareholders             4
Focus on the Customer             10
Financial Reports                 21

LETTER TO SHAREHOLDERS:

Dear Fellow Shareholder:

I joined CTG as chairman, president, and chief executive officer in November 2000 and since then have been immersed in analyzing the potential for CTG's services, customers, and people. It has been an intense few months that has reaffirmed both my decision to join CTG and my confidence in our future.

As a 20-year technology industry veteran, two things immediately impressed me about CTG. The quality and energy of CTG's people truly are the bedrock of our company. This is reflected in our long track record of delivering quality solutions and services. CTG's customer base also is clearly a tremendous asset. We enjoy several significant long-term relationships with very large, established Global 2000 companies who anchor a solid revenue base.

I want to share my perspective on CTG and review our strategy to reestablish growth, restore earnings consistency, and rebuild value. Last year was certainly a very difficult one for our industry and for CTG. This is reflected in our financial results and those of our competitors. In 2000, CTG reported a net loss of $5.7 million, or $0.04 cash loss per diluted share and $0.35 loss per diluted share, on revenues of $345.7 million, compared to 1999 net income of $16.7 million, or $1.21 cash earnings per diluted share and $1.00 per diluted share, on revenues of $472.0 million.

The continued industry-wide reduction in demand for IT services during the first half of 2000 required CTG to make some difficult decisions. We adjusted our cost structure to reflect lower revenues, while still continuing to make investments in our business and people. This balanced response enabled us to mitigate much of the impact of significantly lower revenues on earnings.

In considering why CTG's financial performance did not meet our plan in 2000, it is fair to look outside the company at the overall IT business environment. According to Hoover's, companies in CTG's sector have seen an average revenue loss of

25 percent in the past year. However, we also need to look objectively inside the company to determine what we must do better to establish CTG's near-term strategic direction. That has been my major focus during these first months on the job, and we have already begun to implement our new strategic plan.

There are five major elements of CTG's strategic plan for 2001. These are listed below, and I have included a discussion of each initiative:

-    Develop a more vigorous sales culture

-    Establish a new Global Practices organization

-    Focus our efforts on the businesses best positioned for immediate growth

-    Build an organizational structure that optimizes our opportunities

-    Evaluate and enhance colleague development and recognition programs

DEVELOP A MORE VIGOROUS SALES CULTURE

We need to do a better job of rewarding, recognizing, and developing our sales colleagues in ways that are win-win for both colleagues and CTG. Along these lines, we are implementing a new incentive-based sales compensation program with much greater weight on pay for performance.

The sales culture at CTG also needs to be more vigorous and accountability-focused. To accomplish this goal, Filip Gyde was announced as the new vice president and general manager of Europe in 2000, and Tony Connor was recently named as vice president and general manager of North America. Our Global Marketing organization, established in 2000, will also continue to support the sales efforts of all our businesses to ensure a focused marketing effort and advancement of the CTG brand identity.

ESTABLISH A NEW GLOBAL PRACTICES ORGANIZATION

In 2001, we will implement a Global Practices organization under the leadership of Larry Cody, a newly named corporate vice president. The Global Practices team will manage CTG's portfolio of solutions and services company-wide. We believe this new initiative will greatly enhance our ability to successfully compete in the IT consulting business worldwide. The Global Practices organization will inventory and rationalize our current IT services and skills, research market opportunities, establish strategic third-party partnerships, and decide what portfolio of solutions CTG should market to maximize our revenues and profitability.

FOCUS OUR EFFORTS ON THE BUSINESSES BEST POSITIONED FOR IMMEDIATE GROWTH

To renew growth in 2001, we also need to focus our energies and resources on areas of our business where CTG has had the greatest success and where there is the greatest opportunity for near-term growth. In the coming year, we will strongly support high-growth practices and reinvigorate the Staff Augmentation business, a historic strength of CTG over many decades, which declined in 2000.

Our Application Management business will be another key growth focus for CTG in 2001. CTG has had significant success in building this business in 1999 and 2000. In the fourth quarter of 2000, we started our largest-ever outsourcing contract, initially valued at $44.5 million over three years. The depth of CTG's application management experience positions us to capitalize on higher market demand as more companies consider outsourcing IT to focus on core competencies, reduce costs, and avoid dealing directly with IT skills shortages.

BUILD AN ORGANIZATIONAL STRUCTURE THAT OPTIMIZES OUR OPPORTUNITIES

CTG's organization must have tighter focus structurally and operationally. We need an organizational structure that enables us to optimize our opportunities. In 2001, we will consolidate and rationalize our service offerings to include Application Management, IT Solutions, Health Care, and Staff Augmentation.

In January 2001, we consolidated our sales and delivery organizations around business models directed at similar customers to match our portfolio. Our organization now includes three business models:

- IT Solutions, Application Management, and Staff Augmentation (flexible staffing) for Global 2000 companies

-    Staff Augmentation (strategic staffing) for large corporations

-    CTG HealthCare Solutions for the health care provider and payor

This structure streamlines our sales and delivery functions and enables us to approach and serve customers in a more cohesive, focused way than we have previously. It also supports our recent decision to market all services under the CTG brand, enabling us to secure maximum value from our investments in business development and marketing.

EVALUATE AND ENHANCE COLLEAGUE DEVELOPMENT AND RECOGNITION PROGRAMS

As a professional services consulting organization, we are a people business that relies on the expertise and talent of our colleagues -- they are truly the backbone of our business. In 2001, we will be taking a close look at the effectiveness of our current programs and dedicating the resources to ensure that we are optimally rewarding and developing performers at every level of the organization. A major component of this initiative will be enhancing colleague recognition and development programs so we continue to attract, retain, and develop a very high caliber of IT and business consulting professionals.

WHY I AM CONFIDENT IN CTG'S FUTURE

As I look forward, my confidence in CTG's ability to execute our business plan is grounded in several important considerations:

- According to Gartner/Dataquest, the top three growth industries for professional services in 1998-2003 are communication, services, and health care. CTG's solutions and application management experience in these industries positions us very well for increased growth.

- We are an IT services and solutions provider that is highly focused on quality. In 2000, we achieved ISO 9001 certification for all our offices worldwide, making CTG one of the largest IT services organizations to be completely ISO 9001-certified. Our ISO 9001 certification and the Software Engineering Institute's Capability Maturity Model-certified evaluation ensure processes and methodologies that produce deliverables consistent with client expectations.

- CTG has a 35-year history of delivering results to our customers. CTG is not a dot-com company, nor are any of our major customers dot-com companies. We are a well-established and funded company with a long track record of success serving our clients, predominantly Global 2000 companies.

- The strength of CTG's intellectual capital, made up of several thousand experienced and knowledgeable business and IT consultants, combined with proven proprietary methodologies, positions us to continue delivering solutions that contribute to the success of our customers.

Over the last five months, we have made significant progress in repositioning CTG as a more focused, tightly managed company. Although our business environment is likely to remain a challenging one in 2001, I believe that we will enjoy renewed growth because CTG excels at helping our customers succeed. The energy of our people and their proven ability to deliver solutions that truly contribute to the success of our customers are key to our future. When all is said and done, that ability is what is critical to the growth of any professional services enterprise and why I have great confidence in CTG's future.

(SIGNATURE)

Darrell L. Jennings
Chairman, President, and Chief Executive Officer

PHOTO CAPTION:

Darrell L. Jennings
Chairman, President, and Chief Executive Officer

OFFICERS

(PHOTO CAPTIONS)

Henri R. Bersoux                    Vice President, E-Staffing

Thomas J. Niehaus                   Vice President and General Manager,
                                    CTG HealthCare Solutions

Alex P. Alexander                   Vice President; Chief Information Officer

James R. Boldt                      Executive Vice President; Chief Financial
                                    Officer; Vice President, Strategic Staffing
                                    Services

Filip J.L. Gyde                     Vice President and General Manager,
                                    CTG Europe

Joel I. Ivers                       Chief Marketing Officer

Valerie J. DeBerry                  Vice President, Human Resources

J. Lawrence Cody                    Vice President, Global Practices


Please see page 52 for a complete list of CTG Officers and Directors.

FOCUS ON THE CUSTOMER

KEYCORP

CTG has a 20-year relationship with KeyCorp, one of the U.S.'s largest multi-line financial services companies. CTG's services include preferred vendor IT staffing and management of a portfolio of 32 mission-critical applications in Key's Banking Systems Group. These applications include loan origination, compliance, collections, fraud, statement technology, mortgage, and small business applications. CTG brings substantial technical expertise and management capability to this crucial responsibility, allowing KeyCorp to concentrate on its core business of providing financial services while maintaining a high level of IT support.

PHOTO CAPTION

CTG's Paula Thompson (left), account executive, and Mark Matthews (right), engagement manager, discuss upcoming projects with KeyCorp's Cynthia Sue Burke, vice president and outsource relationship division manager, at the KeyCenter in Cleveland, Ohio.

IBM

In 1994, IBM asked CTG for help in supporting its e-business goals at its new Atlanta, Georgia-based Interactive Media group. CTG took a partnering approach to staffing in this innovative area, providing IBM with rapid turnaround in locating and hiring resources with much-needed e-business skills. Using the success of this Interactive Media group as a model, IBM created its e-business Centers for Innovation. Fueled by the phenomenal growth of Internet communications, e-commerce, business-to-business applications, online media, and new business models, in 1999 IBM created additional Centers for Innovation in major cities throughout the United States and Europe. Since the huge demand for services could not be supported through usual channels, IBM has counted on CTG to take its Atlanta IBM e-business success and duplicate it for other IBM Centers.

PHOTO CAPTION

From left to right: At the IBM Artz Cafe in Atlanta, Georgia, CTG colleagues Dawn Smith, graphic designer, and Juanita Clayton-Evans, associate producer, collaborate with Kenneth Lancaster, senior solutions architect, on an IBM Center for Innovation client's last-minute Web site design changes.

ONE 2 ONE

For the past three years, CTG has been partnering with UK mobile communications network One 2 One, a wholly owned subsidiary of Deutsche Telekom AG, providing a variety of IT and business consulting services. CTG's expertise in business and IT project management, systems and business analysis, e-strategy planning, and m-commerce product development has helped One 2 One introduce a range of innovative mobile telephony services that has led to substantial growth in customer volumes. In addition, CTG provides application management services for One 2 One's dealer commission payment system and assists them in introducing new support systems such as their customer care and billing system and customer self-service via the Internet.

PHOTO CAPTION

In London, England, One 2 One's Matt Western (left), head of business definition, demonstrates the capture of real-time network data from the Internet using One 2 One's WAP services to CTG's Phil Egginton, account executive.

KPN

CTG's partnership with KPN Royal Dutch Telecom has continually evolved since our business relationship began six years ago. CTG initially provided staffing services to KPN and later became a preferred vendor. We have provided several types of services to KPN, including project management, information communication technology (ICT) consulting, and coordination of several change management processes. KPN's continuing relationship with CTG is based on our commitment to delivering solutions that work and our dedication to quality.

PHOTO CAPTION

CTG's Patrick Rodijk (right), business unit manager of telecommunications, compares notes with KPN's Emma Zambeek, service manager, at KPN's Network Management Center in Amsterdam, the Netherlands.

FORTIS

CTG has been involved in a critical project during the four years we have been partnered with Fortis Bank in Luxembourg. CTG successfully developed a communication module between the Web sites of Fortis and TheScreener.com, a Swiss financial analysis company, to increase Fortis' business functionalities. In addition, CTG's experienced consultants have helped Fortis upgrade its e-banking platform, develop a search engine, and handle several Java development tasks. With CTG as its business partner, Fortis can provide its clients with the most technologically advanced systems available in e-banking today.

PHOTO CAPTION

Fortis' Pierre Etienne (left), e-banking general manager, and Renald Wauthier, managing director of CTG Luxembourg, meet for a strategy session in Luxembourg City, Luxembourg.

LONGVIEW SOLUTIONS

For the past three years, CTG has partnered with Longview Solutions, Inc. to implement the company's Khalix software in more than 40 corporations throughout North America. Through this integrated financial management software solution, companies have access to the planning, forecasting, and budgeting information they need. The successful combination of Longview's Khalix and CTG's information technology know-how has aided clients in improving their approach to financial analysis while significantly reducing processing time. CTG helps clients use the software to its maximum potential so they can focus their time and attention on analyzing data to compete more effectively in today's marketplace.

PHOTO CAPTION

At a New Castle, Delaware, location of Wawa Food Markets, a convenience store chain in the Eastern U.S., CTG and Longview review a successful rollout of Longview's Khalix financial management software. From left to right: CTG's Timothy Fries, senior information analyst; Longview's Jack Stover, director of account management; Wawa's Christine Wells, programmer analyst; CTG's Karen Roughton, account manager; and Wawa's Tina Rasmussen, senior supply chain business advisor.

UAB HEALTH SYSTEM

CTG and the University of Alabama at Birmingham (UAB) Health System have been working together for more than two years, primarily focusing on McKessonHBOC mainframe software support, but also providing Cerner software and integration solutions. We have provided UAB Health System with expertise in the areas of project management, application solutions, and business process redesign. By outsourcing selected applications to CTG, this nationally recognized medical center is able to concentrate on providing top-notch medical care to its patients and state-of-the-art training to nearly 4,000 health science students.

PHOTO CAPTION

Dr. Mike Waldrum (right), CIO of UAB Health System, shows John Nichols, managing director of CTG HealthCare Solutions, images from one of UAB's state-of-the-art diagnostic systems.

MENASHA SERVICES

CTG's alliance with Menasha Services, a North American logistics and material handling services company, has resulted in the selection and design of a best-of-breed logistics solution to handle returnable-reusable container management. CTG's work consisted of several major projects, including selection of Warehouse Management System (WMS) software and Transportation Management System (TMS) software, and designing the integration of the selected software with Menasha's

Web-based SmartTrak system. Over the next three years, CTG will assist Menasha in rolling out this technology to support its customer operations.

PHOTO CAPTION

CTG's Patrick Leahy (lower right), account executive, joins CTG's Jan Owczarczak
(left), managing director of sales, and Menasha's Rim Gulbinas, director of operations, at Menasha's consolidation center in Alsip, Illinois, as they report on the performance of Menasha's SmartTrak system.

CLARIAN HEALTH

CTG has worked with Clarian Health since 1997. Currently, CTG is helping Clarian to manage its IDX and Eclypsis software applications and helping to install a new version of IDX LastWord. We have also helped install and support Clarian's Siemens Medical Solutions applications. CTG has provided the Indiana-based health care organization with technical expertise in the areas of application management outsourcing, project management, and business process redesign. Our IT know-how, combined with our proven methodologies and extensive management experience, is enabling Clarian to focus on upgrading and rolling out new systems so it can provide its patients with the highest quality health care.

PHOTO CAPTION

Tom Niehaus (right), vice president of CTG HealthCare Solutions, and Clarian's Mary Curl, manager of information services, clinical systems, discuss upcoming system enhancements at Methodist Hospital in Indianapolis, Indiana.

CABLE & WIRELESS

For nearly a decade, CTG has provided consultancy and development services to Cable & Wireless (C&W), a leading global telecommunications company. C&W engaged CTG to manage the development, implementation, and rollout of a new pan-European Ordering System as part of a strategic information systems initiative. In addition, we assisted in the preparation and management of an Internet start-up initiative. With these and other projects, CTG's knowledge of the telecommunications business processes was key to resolving the change management issues encountered.

PHOTO CAPTION

C&W's Nigel Parnell (left), vice president of network operations, describes his B2B Web site requirements to CTG's Alastair Wade, programme manager, at C&W's offices in London, England.

UNILEVER COSMETICS INTERNATIONAL

CTG partnered with Calvin Klein Cosmetics Company (CKCC), a division of Unilever Cosmetics International, to re-engineer the warehouse and manufacturing operations of its cosmetics and fragrance lines of business. CTG helped the company achieve its customer-oriented "order today; ship tomorrow" goal and develop the award-winning system in place today. As system integrator, CTG designed and delivered a system that exceeded the customer's throughput and service goals. CTG redesigned the building's layout, incorporated high-speed sortation equipment, and designed and implemented interfaces from the execution system to the order entry, accounting, and planning systems. CKCC's end result is enhanced efficiency in a paperless system that boasts inventory reduction, better product flow, and a reduction in time to market -- all key components of our client's improved customer service and satisfaction.

PHOTO CAPTION

CTG's Steve Slesinger (left), business development consultant, receives updated system automation specifications from Unilever's Mark Farrell, logistics manager, at Unilever Cosmetics International's facility in Mt. Olive, New Jersey.

Our success is predicated on a simple notion: Provide solutions that meet customer challenges.

FINANCIAL REPORTS

Consolidated Summary--five-year selected financial information                          23

Management's Discussion and Analysis of results of operations and financial condition   24

Auditors' Report                                                                        30

Consolidated Financial Statements                                                       31

Notes to Consolidated Financial Statements                                              36

Corporate Information                                                                   51

Officers and Board of Directors                                                         52

REVENUE in millions

2000     $   345.7
1999     $   472.0
1998     $   467.8
1997     $   407.6
1996     $   365.1

OPERATING INCOME (LOSS) in millions

2000     $    (5.6)*
1999     $    30.8**
1998     $    39.9
1997     $    29.0
1996     $    18.5

DILUTED NET INCOME (LOSS) PER SHARE

2000     $    (0.35)*
1999     $     1.00**
1998     $     1.42
1997     $     1.01
1996     $     0.63


DILUTED CASH INCOME (LOSS) PER SHARE

2000     $    (0.04)*
1999     $     1.21
1998     $     1.46
1997     $     1.06
1996     $     0.67

* Includes the net expense of a restructuring charge, which increased operating loss by $4.2 million and diluted net loss per share and diluted cash loss per share by $0.18.

** Includes the expense of a non-recurring arbitration award, which lowered operating income by approximately $2.5 million and diluted net income per share by $0.09

CONSOLIDATED SUMMARY - FIVE -YEAR SELECTED FINANCIAL INFORMATION

                                                    (amounts in millions, except per share data)

OPERATING DATA                          2000            1999            1998            1997            1996

Revenue                                 $345.7          $472.0          $467.8          $407.6          $365.1

Operating income (loss)                 $ (5.6)*        $ 30.8**        $ 39.9          $ 29.0          $ 18.5

Income (loss) before income taxes       $ (8.7)*        $ 29.9**        $ 40.8          $ 30.3          $ 18.5

Net income (loss)                       $ (5.7)*        $ 16.7**        $ 24.0          $ 17.9          $ 11.1

Basic net income (loss) per share       $(0.35)*        $ 1.02**        $ 1.48          $ 1.07          $ 0.65

Diluted net income (loss) per share     $(0.35)*        $ 1.00**        $ 1.42          $ 1.01          $ 0.63

Cash dividend per share                 $ 0.05          $ 0.05          $ 0.05          $ 0.05          $ 0.05


FINANCIAL POSITION

Working capital                         $ 12.5          $ 35.2          $ 74.9          $ 47.1          $ 61.5

Total assets                            $162.4          $199.2          $156.8          $107.7          $121.3

Long-term debt                          $  9.7          $ 31.4          $   -           $   -           $   -

Shareholders' equity                    $ 88.8          $ 94.9          $ 83.4          $ 55.3          $ 71.5




* Includes the net expense of a restructuring charge, which increased operating loss and loss before income taxes by $4.2 million, net loss by $3.0 million, and basic and diluted net loss per share by $0.18

** Includes the expense of a non-recurring arbitration award, which lowered operating income and income before income taxes by approximately $2.5 million, net income by approximately $1.5 million, and basic and diluted net income per share by $0.09

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

FORWARD-LOOKING STATEMENTS

Statements included in this Management's Discussion and Analysis of Results of Operations and Financial Condition and elsewhere in this document that do not relate to present or historical conditions are "forward-looking statements" within the meaning of that term in Section 27A of the Securities Act of 1933, as amended, and Section 21F of the Securities Exchange Act of 1934, as amended. Additional oral or written forward-looking statements may be made by the Company from time to time, and such statements may be included in documents that are filed with the Securities and Exchange Commission. Such forward-looking statements involve risks and uncertainties that could cause results or outcomes to differ materially from those expressed in such forward-looking statements. Forward-looking statements may include, without limitation, statements relating to the Company's plans, strategies, objectives, expectations, and intentions and are intended to be made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "believes," "forecasts," "intends," "possible," "expects," "estimates," "anticipates," or "plans," and similar expressions are intended to identify forward-looking statements. Among the important factors on which such statements are based are assumptions concerning the anticipated growth of the information technology (IT) industry, the continued need of current and prospective customers for the Company's services, the availability of qualified professional staff, and price and wage inflation.

RESULTS OF OPERATIONS

To better understand the financial trends of the Company, the following table sets forth data as contained on the consolidated statements of operations, with the information calculated as a percentage of consolidated revenues.


YEAR ENDED DECEMBER 31,                                     2000              1999             1998
                                                            ----              ----             ----
(percentage of revenue)

Revenue                                                    100.0%            100.0%           100.0%
Direct costs                                                70.7%             67.0%            68.6%
Selling, general, and administrative expenses,
  less non-recurring charge in 1999                         29.7%             26.0%            22.9%
Restructuring / Non-recurring charge                         1.2%              0.5%             -
----------------------------------------------------------------------------------------------------
Operating income (loss)                                     (1.6)%             6.5%             8.5%
Interest and other income (expense)                         (0.9)%            (0.2)%            0.2%
----------------------------------------------------------------------------------------------------
Income (loss) before income taxes                           (2.5)%             6.3%             8.7%
Provision (benefit) for income taxes                        (0.9)%             2.8%             3.6%
----------------------------------------------------------------------------------------------------
Net income (loss)                                           (1.6)%             3.5%             5.1%
                                                  ================   ==============   ==============

2000 AS COMPARED TO 1999

In 2000, CTG recorded revenue of $345.7 million, a decrease of 26.8 percent when compared to 1999 revenue of $472.0 million. North American revenue decreased by $107.3 million or 27.4 percent during the year, while revenue from European operations decreased by $19.0 million or 23.6 percent. In 2000, European revenues were 17.8 percent of total Company revenues.

The decrease in revenue in 2000 is primarily due to the completion of year 2000-related services in 1999 and continued softness in the Euro currency during 2000.

The 1999 to 2000 year-to-year revenue decline rate was impacted by the strengthening of the U.S. dollar as compared to the currencies of the Netherlands, Belgium, the United Kingdom, and Luxembourg. If there had been no change in these foreign currency exchange rates from 1999 to 2000, total consolidated revenues would have been $8.6 million higher, resulting in a year-to-year consolidated revenue decline of 24.9 percent. This additional $8.6 million increase in European revenue would have decreased the European revenue decline to 13.0 percent.

In November 2000, the Company signed a new contract with IBM for three years as one of IBM's national technical service providers for the United States. This contract, and its predecessor, covered 89 percent of the total services provided to IBM by the Company in 2000. In 2000, IBM continued to be the Company's largest customer, accounting for $95.3 million or 27.6 percent of total revenue as compared to $128.9 million or 27.3 percent of 1999 revenue. Although revenues from IBM have been constrained in 2000, CTG expects to continue to derive a significant portion of its revenue from IBM in 2001 and future years. While the decline in revenue from IBM has had an adverse effect on the Company's revenues and profits, the Company believes a simultaneous loss of all IBM business is unlikely to occur due to the existence of the national contract, the diversity of the projects performed for IBM, and the number of locations and divisions involved.

Direct costs, defined as costs for billable staff, were 70.7 percent of revenue in 2000 compared to 67.0 percent of revenue in 1999. The increase in direct costs as a percentage of revenue in 2000 as compared to 1999 is primarily due to the IT services industry spending slowdown mentioned above and the retention of a higher percentage of unutilized billable staff in the first half of 2000 in anticipation of the IT services market recovering.

Selling, general, and administrative expenses were 29.7 percent of revenue in 2000 compared to 26.0 percent of revenue in 1999. While actual selling, general, and administrative expenses decreased year over year, the increase as a percentage of revenue from 1999 to 2000 is primarily due to the significant revenue decline discussed above, and continuing strategic investments in e-business and enterprise-wide solutions.

In the first quarter of 2000, the Company recorded a pre-tax restructuring charge of $5.7 million. The charge primarily consisted of severance and related costs of $4.2 million for approximately 400 employees, costs associated with the consolidation of facilities of $0.7 million, and $0.8 million for other exit costs related to the restructuring plan. On an after-tax basis, the restructuring charge equaled $3.8 million or $0.23 per diluted share.

During the third quarter of 2000, the Company recorded, on a pre-tax basis, a restructuring credit of $1.5 million pri-marily consisting of a reduction in the estimated amount of severance and related costs to be paid in Europe. For the year, the net pre-tax restructuring charge is $4.2 million, including $2.7 million for severance and related costs, $0.7 million for the consolidation of facilities, and $0.8 million for other exit costs. On an after-tax basis, the restructuring charge equals $3.0 million or $0.18 per diluted share. At December 31, 2000, approximately $0.3 million of the total charge of $4.2 million is included in other current liabilities on the consolidated balance sheet. The Company expects to complete its restructuring plan within the next three months.

Operating income (loss) was (1.6) percent of revenue in 2000 compared to 6.5 percent of revenue in 1999. Without the restructuring charge, the operating loss would have been 0.4 percent of revenue in 2000. The year-over-year decrease in operating income as a percentage of revenue is primarily due to the restructuring charge, the decline in the direct margin, and the investments discussed above. Operating income from North American and Corporate operations decreased $29.0 million from 1999 to 2000. European operations recorded operating income of $2.4 million in 2000 as compared to $9.9 million in 1999.

Interest and other expense was 0.9 percent of revenue for 2000 and 0.2 percent in 1999. In 2000, interest expense on indebtedness related to the acquisition of Elumen Solutions, Inc. (Elumen) was partially offset by interest income on available cash and temporary cash investments. In 1999, as the acquisition of Elumen was completed in late February, the Company did not have outstanding indebtedness for the entire year-to-date period.

Income (loss) before income taxes was (2.5) percent of revenue in 2000 compared to 6.3 percent of revenue in 1999. Without the restructuring charge, the loss before income taxes would have been 1.3 percent of revenue in 2000. The provision (benefit) for income taxes calculated as a percentage of income (loss) before income taxes was (34.8) percent in 2000 and 44.1 percent in 1999.

Net income (loss) for 2000 was (1.6) percent of revenue, or $(0.35) basic and diluted loss per share, compared to 3.5 percent of revenue or $1.02 basic earnings per share (EPS) and $1.00 diluted EPS in 1999. Earnings per share was calculated using 16.2 million (basic EPS) and 16.3 million (diluted EPS) and
16.4 million (basic EPS) and 16.7 million (diluted EPS) equivalent shares outstanding in 2000 and 1999, respectively. The decrease in equivalent shares outstanding for diluted earnings per share from 1999 to 2000 is primarily due to a reduction in the dilutive effect of outstanding stock options.

The Company has reviewed the guidance provided under Staff Accounting Bulleting 101, Revenue Recognition in Financial Statements, and has determined its existing revenue recognition policies are consistent with the guidance provided in the Bulletin.

During 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (FAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). In 1999, the FASB issued FAS 137, which deferred the effective date of FAS 133 for the Company until January 2001, and during 2000, the FASB issued FAS 138, which amended FAS 133. These standards provide accounting and reporting guidelines for derivative instruments, including those embedded in other contracts, and for hedging activities. The Company has evaluated each of these standards and compared the guidance provided to its current accounting practices, and determined that the adoption of these standards will have no effect on the financial condition and require minimal disclosure by the Company.

1999 AS COMPARED TO 1998

In 1999, CTG recorded revenue of $472.0 million, an increase of 0.9 percent when compared to 1998 revenue of $467.8 million. North American revenue decreased by $3.1 million or (0.8) percent during the year, while revenue from European operations increased by $7.3 million or 9.9 percent. In 1999, European revenues were 17.1 percent of total Company revenues.

While the Company's revenues benefited in 1999 from the acquisition of Elumen and from providing higher-value services to its customers, similar to other companies in the IT professional services industry, CTG's revenues were negatively impacted as companies deferred systems development and integration work until the actual impact of year 2000 on their systems could be assessed and resolved. Although this IT spending slowdown continued throughout 2000, CTG believes that this industry-wide trend is a short-term phenomenon and that the long-term growth prospects for its business remain strong for 2001 and beyond.

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

In January 1999, the Company renewed a contract with IBM for one year as one of IBM's national technical service providers for the United States. In December 1999, this contract was extended until March 2000, and in November 2000, a new three-year contract was signed with IBM. The contract covered 81.6 percent of the total services provided to IBM by the Company in 1999. In 1999, IBM was the Company's largest customer, accounting for $128.9 million or 27.3 percent of total revenue as compared to $151.4 million or 32.4 percent of 1998 revenue. Revenues from IBM were constrained in 1999 and also continued to be constrained in 2000.

Direct costs, defined as costs for billable staff, were 67.0 percent of revenue in 1999 compared to 68.6 percent of revenue in 1998. The decrease in direct costs as a percentage of revenue in 1999 as compared to 1998 was primarily due to the continuing trend of the Company providing higher-value services to its clients.

Selling, general, and administrative expenses, excluding the non-recurring charge of $2.5 million taken in the first quarter of 1999, were 26.0 percent of revenue in 1999 compared to 22.9 percent of revenue in 1998. The increase from 1998 to 1999 was primarily due to investments in 1999 in sales and marketing, recruiting, and training programs. Additionally, goodwill amortization expense related to the acquisition of Elumen increased selling, general, and administrative expense year over year.

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

Operating income was 6.5 percent of revenue in 1999 compared to 8.5 percent of revenue in 1998. Without the non-recurring charge, operating income would have been 7.0 percent of revenue in 1999. The year-over-year decrease was primarily due to the non-recurring charge and the investments discussed above. Operating income from North American and Corporate operations decreased $10.6 million or
33.6 percent from 1998 to 1999. European operations recorded operating income of $9.9 million in 1999 as compared to $8.2 million in 1998. The European improvement in profitability was primarily due to the 9.9 percent increase in revenue disclosed above and an increase in higher-value services performed in 1999.

Interest and other income (expense) was (0.2) percent of revenue for 1999 and
0.2 percent in 1998. In 1999, interest expense on indebtedness related to the acquisition of Elumen was partially offset by interest income on available cash and temporary cash investments.

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

Net income for 1999 was 3.5 percent of revenue, or $1.02 basic EPS and $1.00 diluted EPS, compared to 5.1 percent of revenue, or $1.48 basic EPS and $1.42 diluted EPS, in 1998. EPS was calculated using 16.4 million (basic EPS) and 16.7 million (diluted EPS) and 16.2 million (basic EPS) and 16.9 million (diluted
EPS) equivalent shares outstanding in 1999 and 1998, respectively. The decrease in equivalent shares outstanding for diluted earnings per share was primarily due to the stock purchases by the Company's Stock Trusts in 1999.

FINANCIAL CONDITION

Cash provided by operating activities was $18.1 million in 2000. Net loss totaled $5.7 million, and non-cash adjustments, primarily consisting of depreciation expense, amortization expense, deferred taxes, and deferred compensation expense, totaled $10.3 million. Accounts receivable decreased $21.2 million or 26.2 percent, commensurate with the year-over-year decrease in revenue. Accounts payable increased $3.2 million due to the timing of payments at year-end 2000 as compared to year-end 1999. Accrued compensation decreased $2.5 million due to a decrease in the total number of employees year over year. Income taxes payable decreased $6.5 million due to the taxable loss in 2000. Other current liabilities decreased

$1.7 million due to timing of payments at year-end 2000. At December 31, 2000, the Company's current ratio was 1.2 to 1.0.

Net property and equipment increased $0.3 million. Additions to property and equipment were $5.1 million, offset by depreciation of $4.6 million and foreign currency translation adjustments of $0.2 million. The Company had no material commitments for capital expenditures at December 31, 2000.

During 1999, the Company entered into a $100 million, five-year revolving credit agreement with a bank group. During 2000 and 2001, the agreement was amended. The resulting agreement reduced the amount of available borrowings to $44.6 million, modified the interest paid under the agreement, adjusted the commitment fees due on the unused portion of the revolving line of credit to 50 basis points, and modified the financial ratios the Company was required to maintain under the agreement. As of December 31, 2000, the Company determined it was not in compliance with one of the required ratios, and the bank group subsequently provided a waiver relative to this ratio. As of the date of the filing of this document with the Securities and Exchange Commission, the Company has received a commitment from the bank group for a new revolving credit agreement, due in 2003, having an initial aggregate borrowing limit of $50 million. The new bank agreement contains provisions that will increase the aggregate borrowing limit to $65 million during 2001 based upon the Company's achievement of certain financial conditions.

During 2000, the Company received $0.7 million from employees for 113,000 shares of stock purchased under the Employee Stock Purchase Plan, and the Company also received $1.3 million for the exercise of 71,000 stock options. The Company paid an annual dividend of $0.05 per share, totaling $0.8 million in 2000.

The Company is authorized to repurchase a total of 3.4 million shares of its common stock for treasury and by the Company's Stock Trusts. At December 31, 2000, approximately 3.2 million shares have been repurchased under the authorizations, leaving 0.2 million shares remaining authorized for future purchases. No share purchases were made in 2000.

At December 31, 2000, consolidated shareholders' equity totaled $88.8 million, which is a decrease of $6.1 million or 6.4 percent, from December 31, 1999. The decrease is primarily due to the 2000 net loss of $5.7 million.

The Company believes existing internally available funds, cash generated by operations, and available borrowings will be sufficient to meet foreseeable working capital, stock repurchase, and capital expenditure requirements and to allow for future internal growth and expansion.

The Company is nominally exposed to market risk in the normal course of its business operations. The Company has $9.7 million of borrowings at December 31, 2000 under a revolving credit agreement which expose the Company to risk of earnings or cash flow loss due to changes in market interest rates. Additionally, as the Company sells its services in North America and Europe, financial results could be affected by weak economic conditions in those markets.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Computer Task Group, Incorporated
Buffalo, New York


We have audited the accompanying consolidated balance sheets of Computer Task Group, Incorporated and subsidiaries (the Company) as of December 31, 2000 and 1999, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Computer Task Group, Incorporated and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Buffalo, New York
January 31, 2001
(March 26, 2001 as to Note 5)

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                               (amounts in thousands, except per share data)
YEAR ENDED DECEMBER 31,                                        2000                 1999                 1998
-------------------------------------------------------------------------------------------------------------------

Revenue                                                  $  345,676           $  472,008           $  467,838
Direct costs                                                244,328              316,304              320,673
Selling, general and administrative expenses                102,836              124,871              107,314
Restructuring charge                                          4,157                    -                    -
-------------------------------------------------------------------------------------------------------------------
Operating income (loss)                                      (5,645)              30,833               39,851
Interest and other income                                       288                1,369                1,445
Interest and other expense                                   (3,322)              (2,338)                (539)
-------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                            (8,679)              29,864               40,757
Provision (benefit)  for income taxes                        (3,018)              13,163               16,712
-------------------------------------------------------------------------------------------------------------------

Net income (loss)                                        $   (5,661)          $   16,701           $   24,045
                                                         ===========          ==========           ==========
Net income (loss) per share:
    Basic                                                $   (0.35)           $     1.02           $     1.48
                                                         ==========           ==========           ==========
    Diluted                                              $   (0.35)           $     1.00           $     1.42
                                                         ==========           ==========           ==========


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

                                                                                 (amounts in thousands,
                                                                                 except share balances)

DECEMBER 31,                                                                     2000             1999

ASSETS
Current Assets:
     Cash and temporary cash investments                                  $     2,562       $   10,684
     Accounts receivable, net of allowances and reserves                       57,968           80,773
     Prepaids and other                                                         2,736            2,821
     Deferred income taxes                                                      2,799            3,041
-------------------------------------------------------------------------------------------------------------------
              Total current assets                                             66,065           97,319
     Property and equipment, net of
         accumulated depreciation and amortization                             13,784           13,483
     Acquired intangibles, net of accumulated
         amortization of $14,130 and $9,151, respectively                      78,771           84,008
     Deferred income taxes                                                      3,095            3,685
     Other assets                                                                 652              664
-------------------------------------------------------------------------------------------------------------------
              Total assets                                                $   162,367       $  199,159
                                                                          ===========       ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
     Accounts payable                                                     $    12,563       $   10,834
     Accrued compensation                                                      26,121           27,567
     Income taxes payable                                                       3,806           10,423
     Advance billings on contracts                                                642              761
     Other current liabilities                                                 10,389           12,532
-------------------------------------------------------------------------------------------------------------------
              Total current liabilities                                        53,521           62,117
     Long-term debt                                                             9,700           31,380
     Deferred compensation benefits                                             9,642            9,953
     Other long-term liabilities                                                  711              785
-------------------------------------------------------------------------------------------------------------------
              Total liabilities                                                73,574          104,235

Shareholders' Equity:
     Common stock, par value $.01 per share, 150,000,000
         shares authorized;  27,017,824 shares issued                             270              270
     Capital in excess of par value                                           111,564          110,895
     Retained earnings                                                         75,575           82,046
     Less: Treasury stock of 6,146,759 and 6,141,823 shares, at cost          (31,404)         (31,279)
              Stock Trusts of 4,507,903 and 4,823,173 shares, at cost         (59,964)         (61,306)
              Unearned portion of restricted stock to related parties               -              (43)
     Other comprehensive income:
              Foreign currency adjustment                                      (6,406)          (4,786)
              Minimum pension liability adjustment                               (842)            (873)
-------------------------------------------------------------------------------------------------------------------
                   Accumulated other comprehensive income                      (7,248)          (5,659)
-------------------------------------------------------------------------------------------------------------------
              Total shareholders' equity                                       88,793           94,924
-------------------------------------------------------------------------------------------------------------------

              Total liabilities and shareholders' equity                  $   162,367       $  199,159
                                                                          ===========       ==========


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                    (amounts in thousands)
YEAR ENDED DECEMBER 31,                                                     2000             1999             1998
-------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income (loss)                                                  $  (5,661)       $  16,701         $  24,045
    Adjustments:
        Depreciation expense                                               4,607            5,009             4,406
        Amortization expense                                               5,089            3,471               596
        Tax benefit on stock option exercises                                 68              174             2,359
        Deferred income taxes                                                832          (1,988)             (665)
        Loss on sales or disposals of assets                                  43               23                10
        Deferred compensation expense (credit)                              (280)             797               216
        Changes in assets and liabilities, net of assets
          acquired and liabilities assumed:
           (Increase) decrease in accounts receivable                     21,226              837           (12,830)
           (Increase) decrease in prepaids and other                         (44)             984            (1,551)
           (Increase) decrease in other assets                                12              319              (123)
           Increase (decrease) in accounts payable                         3,171           (4,356)            4,805
           Increase (decrease) in accrued compensation                    (2,529)          (3,647)            7,431
           Increase (decrease) in income taxes payable                    (6,545)           1,638             4,546
           Increase (decrease) in advance billings on contracts             (119)             377              (774)
           Increase (decrease) in other current liabilities               (1,650)           1,681             4,179
           Decrease in other long-term liabilities                           (74)             (39)             (304)
-------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                 18,146           21,981            36,346
-------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Acquisition, net of cash acquired                                          -          (86,775)                -
    Additions to property and equipment                                   (5,052)          (4,509)           (5,057)
    Proceeds from sales or disposals of property and equipment                30               39                22
-------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                     (5,022)         (91,245)           (5,035)
-------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from (payments on) long-term revolving debt, net            (21,680)          31,380                 -
    Proceeds from Employee Stock Purchase Plan                               714            1,094             1,448
    Purchase of stock for treasury                                          (125)             (13)              (77)
    Purchase of stock by Stock Trusts                                          -           (9,940)           (2,455)
    Proceeds from other stock plans                                        1,272            2,124             3,115
    Dividends paid                                                          (810)            (827)             (812)
-------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                      (20,629)          23,818             1,219
-------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and
   temporary cash investments                                               (617)          (1,618)              185
-------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and temporary cash investments            (8,122)         (47,064)           32,715
Cash and temporary cash investments at beginning of year                  10,684           57,748            25,033
-------------------------------------------------------------------------------------------------------------------

Cash and temporary cash investments at end of year                     $   2,562        $  10,684         $  57,748
                                                                       =========        =========         =========


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


(amounts in thousands, except per data share)                                  Capital in
                                                             Common Stock       Excess of   Retained        Treasury Stock
                                                           Shares     Amount    Par Value   Earnings       Shares    Amount
----------------------------------------------------- ------------ ----------- ----------- ----------- ------------ -----------
Balance as of December 31, 1997                            27,018    $    270   $ 216,028   $  42,939        6,267  $ (31,773)

Employee Stock Purchase Plan share issuance                     -           -           -           -            -           -
Stock Option Plan share issuance                                -           -       2,359           -            -           -
Other share issuance                                            -           -           -           -            -           -
Purchase of stock                                               -           -           -           -            3        (77)
Restricted Stock Plan:
     Award                                                      -           -           -           -            -           -
     Amortization                                               -           -           -           -            -           -
Stock Employee Compensation Trust adjustment to cost            -           -   (112,377)           -            -           -
Management Stock Purchase Plan repayments                       -           -           -           -            -           -
Cash dividends - $.05 per share                                 -           -           -       (812)            -           -
Comprehensive Income:
     Net income                                                 -           -           -      24,045            -           -
     Foreign currency adjustment                                -           -           -           -            -           -
     Minimum pension liability adjustment                       -           -           -           -            -           -
----------------------------------------------------- ------------ ----------- ----------- ----------- ------------ -----------
          Total comprehensive income                            -           -           -      24,045            -           -
----------------------------------------------------- ------------ ----------- ----------- ----------- ------------ -----------

Balance as of December 31, 1998                            27,018         270     106,010      66,172        6,270    (31,850)

Acquisition                                                     -           -       2,616           -        (129)         584
Employee Stock Purchase Plan share issuance                     -           -         824           -            -           -
Stock Option Plan share issuance                                -           -         564           -            -           -
Other share issuance                                            -           -         881           -            -           -
Purchase of stock                                               -           -           -           -            1        (13)
Restricted Stock Plan - Amortization                            -           -           -           -            -           -
Cash dividends - $.05 per share                                 -           -           -       (827)            -           -
Comprehensive Income:
     Net income                                                 -           -           -      16,701            -           -
     Foreign currency adjustment                                -           -           -           -            -           -
     Minimum pension liability adjustment                       -           -           -           -            -           -
----------------------------------------------------- ------------ ----------- ----------- ----------- ------------ -----------
          Total comprehensive income                            -           -           -      16,701            -           -
----------------------------------------------------- ------------ ----------- ----------- ----------- ------------ -----------

Balance as of December 31, 1999                            27,018         270     110,895      82,046        6,142    (31,279)

Employee Stock Purchase Plan share issuance                     -           -         229           -            -           -
Stock Option Plan share issuance                                -           -         134           -            -           -
Other share issuance                                            -           -         306           -            -           -
Purchase of stock                                               -           -           -           -            5       (125)
Restricted Stock Plan - Share cancellation                      -           -           -           -            -           -
Cash dividends - $.05 per share                                 -           -           -       (810)            -           -
Comprehensive Income (loss):
     Net loss                                                   -           -           -     (5,661)            -           -
     Foreign currency adjustment                                -           -           -           -            -           -
     Minimum pension liability adjustment                       -           -           -           -            -           -
----------------------------------------------------- ------------ ----------- ----------- ----------- ------------ -----------
          Total comprehensive income (loss)                     -           -           -     (5,661)            -           -
----------------------------------------------------- ------------ ----------- ----------- ----------- ------------ -----------

Balance as of December 31, 2000                            27,018    $    270    $111,564     $75,575        6,147   $(31,404)
                                                           ======    ========    ========     =======        =====   =========


CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(amounts in thousands, except per data share)                                    Unearned                             Minimum
                                                                                Portion of   Loans to     Foreign     Pension
                                                             Stock Trusts       Restricted   Related      Currency   Liability
                                                           Shares     Amount       Stock     Parties     Adjustment  Adjustment
-----------------------------------------------------  ----------- ------------ ----------- ----------- ------------ -----------
Balance as of December 31, 1997                             4,694  $ (166,929)   $    (34)   $    (54)   $  (3,206)  $  (1,915)

Employee Stock Purchase Plan share issuance                  (45)        1,448           -           -            -           -
Stock Option Plan share issuance                            (272)        1,985           -           -            -           -
Other share issuance                                         (32)        1,051           -           -            -           -
Purchase of stock                                              80      (2,455)           -           -            -           -
Restricted Stock Plan:
     Award                                                    (2)           60        (60)           -            -           -
     Amortization                                               -            -          25           -            -           -
Stock Employee Compensation Trust adjustment to cost            -      112,377           -           -            -           -
Management Stock Purchase Plan repayments                       -            -           -          54            -           -
Cash dividends - $.05 per share                                 -            -           -           -            -           -
Comprehensive Income:
     Net income                                                 -            -           -           -            -           -
     Foreign currency adjustment                                -            -           -           -          832           -
     Minimum pension liability adjustment                       -            -           -           -            -       (332)
-----------------------------------------------------  ----------- ------------ ----------- ----------- ------------ -----------
          Total comprehensive income                            -            -           -           -          832       (332)
-----------------------------------------------------  ----------- ------------ ----------- ----------- ------------ -----------

Balance as of December 31, 1998                             4,423     (52,463)        (69)           -      (2,374)     (2,247)

Acquisition                                                     -            -           -           -            -           -
Employee Stock Purchase Plan share issuance                  (64)          270           -           -            -           -
Stock Option Plan share issuance                            (129)          550           -           -            -           -
Other share issuance                                         (65)          277           -           -            -           -
Purchase of stock                                             658      (9,940)           -           -            -           -
Restricted Stock Plan - Amortization                            -            -          26           -            -           -
Cash dividends - $.05 per share                                 -            -           -           -            -           -
Comprehensive Income:
     Net income                                                 -            -           -           -            -           -
     Foreign currency adjustment                                -            -           -           -      (2,412)           -
     Minimum pension liability adjustment                       -            -           -           -            -       1,374
-----------------------------------------------------  ----------- ------------ ----------- ----------- ------------ -----------
          Total comprehensive income                            -            -           -           -      (2,412)       1,374
-----------------------------------------------------  ----------- ------------ ----------- ----------- ------------ -----------

Balance as of December 31, 1999                             4,823     (61,306)        (43)           -      (4,786)       (873)

Employee Stock Purchase Plan share issuance                 (113)          484           -           -            -           -
Stock Option Plan share issuance                             (71)          303           -           -            -           -
Other share issuance                                        (131)          555           -           -            -           -
Purchase of stock                                               -                        -           -            -           -
Restricted Stock Plan - Share cancellation                      -            -          43           -            -           -
Cash dividends - $.05 per share                                 -            -           -           -            -           -
Comprehensive Income (loss):
     Net loss                                                   -            -           -           -            -           -
     Foreign currency adjustment                                -            -           -           -      (1,620)           -
     Minimum pension liability adjustment                       -            -           -           -            -          31
-----------------------------------------------------  ----------- ------------ ----------- ----------- ------------ -----------
          Total comprehensive income (loss)                     -            -           -           -      (1,620)          31
-----------------------------------------------------  ----------- ------------ ----------- ----------- ------------ -----------

Balance as of December 31, 2000                             4,508    $(59,964)     $     -     $     -     $(6,406)      $(842)
                                                            =====    =========     =======     =======     ========      ======


CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(amounts in thousands, except per data share)             Total
                                                       Shareholders'
                                                          Equity
-----------------------------------------------------  ------------
Balance as of December 31, 1997                         $  55,326

Employee Stock Purchase Plan share issuance                 1,448
Stock Option Plan share issuance                            4,344
Other share issuance                                        1,051
Purchase of stock                                         (2,532)
Restricted Stock Plan:
     Award                                                      -
     Amortization                                              25
Stock Employee Compensation Trust adjustment to cost            -
Management Stock Purchase Plan repayments                      54
Cash dividends - $.05 per share                             (812)
Comprehensive Income:
     Net income                                            24,045
     Foreign currency adjustment                              832
     Minimum pension liability adjustment                   (332)
-----------------------------------------------------  -----------
          Total comprehensive income                       24,545
-----------------------------------------------------  -----------

Balance as of December 31, 1998                            83,449

Acquisition                                                 3,200
Employee Stock Purchase Plan share issuance                 1,094
Stock Option Plan share issuance                            1,114
Other share issuance                                        1,158
Purchase of stock                                         (9,953)
Restricted Stock Plan - Amortization                           26
Cash dividends - $.05 per share                             (827)
Comprehensive Income:
     Net income                                            16,701
     Foreign currency adjustment                          (2,412)
     Minimum pension liability adjustment                   1,374
-----------------------------------------------------  -----------
          Total comprehensive income                       15,663
-----------------------------------------------------  -----------

Balance as of December 31, 1999                            94,924

Employee Stock Purchase Plan share issuance                   713
Stock Option Plan share issuance                              437
Other share issuance                                          861
Purchase of stock                                           (125)
Restricted Stock Plan - Share cancellation                     43
Cash dividends - $.05 per share                             (810)
Comprehensive Income (loss):
     Net loss                                             (5,661)
     Foreign currency adjustment                          (1,620)
     Minimum pension liability adjustment                      31
-----------------------------------------------------  -----------
          Total comprehensive income (loss)               (7,250)
-----------------------------------------------------  -----------

Balance as of December 31, 2000                           $88,793
                                                          =======


The accompanying notes are an integral part of these consolidated financial statements.

(STATEMENT ON PAGE 34 ALSO SPREADS TO PAGE 35)

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

CTG operates in one industry segment, providing information technology (IT) professional services to its clients. The services provided typically encompass the IT business solution life cycle, including phases for planning, development and implementation, and managing and maintaining the IT solution. Additionally, the Company believes its business units have similar economic characteristics and meet the aggregation criteria of FAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

REVENUE AND COST RECOGNITION

The Company primarily recognizes revenue on monthly fee and time-and-materials contracts as hours are expended and costs are incurred. Fixed-price contracts accounted for under the percentage-of-completion method represented 2 percent of 2000, 2 percent of 1999, and 1 percent of 1998 revenue, respectively. Such revenue is determined by the percentage of labor and overhead costs incurred to date to total estimated labor and overhead costs for each contract. Fixed-price contract costs include all direct labor and material costs and those indirect costs related to contract performance.

Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. In addition to an allowance for doubtful accounts of approximately $1.9 million and $2.3 million at December 31, 2000 and 1999, respectively, accounts receivable is further reduced by a reserve for projects of $0.5 million at December 31, 2000 and $0.9 million at December 31, 1999. Selling, general, and administrative costs are charged to expense as incurred.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties. At December 31, 2000 and 1999, the carrying amounts of the Company's financial instruments, which include cash and temporary cash investments, accounts receivable, and long-term debt, approximate fair value.

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

In 2000, as part of a restructuring charge (see Note 2, Restructuring), the Company re-evaluated its amortization of certain of its identifiable intangibles for impairment. The asset was reduced by approximately $0.8 million. There were no adjustments to long-lived assets or identifiable intangibles in 1999.

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

For the years ended December 31, 2000, 1999, and 1998, the tax expense (benefit) associated with the minimum pension liability adjustment was $0, $(0.3) million, and $0.1 million, respectively.

STOCK-BASED COMPENSATION

The Company accounts for its Stock-Based Compensation Plans in accordance with the provisions of FAS No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense, over the vesting period, the fair value of all stock-based awards on the date of grant. Alternatively, FAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value-based method defined in FAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of FAS No. 123.

NET INCOME (LOSS) PER SHARE

Basic and diluted earnings per share for the years ended December 31, 2000, 1999, and 1998 are as follows:

(amounts in thousands, except per share data)
                                                                          WEIGHTED       EARNINGS
                                                                           AVERAGE         (LOSS)
                                                     INCOME (LOSS)         SHARES        PER SHARE
                                                     -------------        --------       ---------
FOR THE YEAR ENDED DECEMBER 31, 2000
------------------------------------
BASIC EPS                                            $    (5,661)            16,187     $    (0.35)
                                                                                        ===========
DILUTIVE EFFECT OF OUTSTANDING STOCK OPTIONS                    -                85
-------------------------------------------------------------------------------------------------------------------
DILUTED EPS                                          $    (5,661)            16,272     $    (0.35)
                                                     ============      ============     ===========
-------------------------------------------------------------------------------------------------------------------
FOR THE YEAR ENDED DECEMBER 31, 1999
------------------------------------
Basic EPS                                            $     16,701            16,401     $      1.02
                                                                                        ===========
Dilutive effect of outstanding stock options                    -               279
-------------------------------------------------------------------------------------------------------------------
Diluted EPS                                          $     16,701            16,680     $      1.00
                                                     ============      ============     ===========
-------------------------------------------------------------------------------------------------------------------

FOR THE YEAR ENDED DECEMBER 31, 1998
------------------------------------
Basic EPS                                            $     24,045            16,216     $     1.48
                                                                                        ==========
Dilutive effect of outstanding stock options                    -               697
-------------------------------------------------------------------------------------------------------------------
Diluted EPS                                          $     24,045            16,913     $      1.42
                                                     ============      ============     ===========
-------------------------------------------------------------------------------------------------------------------

Weighted average shares represents the average of issued shares less treasury shares and less the shares held in the Stock Trusts.

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

STATEMENT OF CASH FLOWS

For purposes of the statement of cash flows, cash and temporary cash investments are defined as cash on hand; demand deposits; and short-term, highly liquid investments with a maturity of three months or less.

Interest paid during 2000, 1999, and 1998 amounted to $2.3 million, $2.0 million, and $0.1 million, respectively, while net income tax payments totaled $1.6 million, $12.9 million, and $10.4 million for the respective years.

During 1998, as a non-cash financing activity, the shares of common stock held by the Company's Stock Employee Compensation Trust were adjusted to original cost basis, with a decrease to capital in excess of par value of $(112.4) million (see Note 10, Shareholders' Equity - Stock Trusts).

ACCOUNTING STANDARDS PRONOUNCEMENTS

During 1998, the Financial Accounting Standards Board (FASB) issued FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). In 1999, the FASB issued FAS 137, which deferred the effective date of FAS 133 for the Company until January 2001, and during 2000, the FASB issued FAS 138, which amended FAS 133. These standards provide accounting and reporting guidelines for derivative instruments, including those embedded in other contracts, and for hedging activities. The Company has evaluated each of these standards and compared the guidance provided to its current accounting practices, and determined that the adoption of these standards will have no effect on the financial condition and require minimal disclosure by the Company.

2. RESTRUCTURING

In the first quarter of 2000, the Company recorded a pre-tax restructuring charge of $5.7 million. The charge primarily consisted of severance and related costs of $4.2 million for approximately 400 employees, costs associated with the consolidation of facilities of $0.7 million, and $0.8 million for other exit costs related to the restructuring plan. On an after-tax basis, the restructuring charge equaled $3.8 million or $0.23 per diluted share.

During the third quarter of 2000, the Company recorded, on a pre-tax basis, a restructuring credit of $1.5 million primarily consisting of a reduction in the estimated amount of severance and related costs to be paid in Europe. On a year-to-year basis, the net pre-tax restructuring charge is $4.2 million, including $2.7 million for severance and related costs, $0.7 million for the consolidation of facilities, and $0.8 million for the impairment of identifiable intangibles. On an after-tax basis, the restructuring charge equals $3.0 million or $0.18 per diluted share. At December 31, 2000, approximately $0.3 million of the total charge of $4.2 million is included in other current liabilities on the consolidated balance sheet. The Company expects to complete its restructuring plan within the next three months.

3. ACQUISITION

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

The unaudited pro forma consolidated results of operations as though Elumen had been acquired as of January 1, 1998, are as follows:

                                                           (amounts in thousands, except per share data)
                                                                      1999              1998
-------------------------------------------------------------------------------------------------------------------
Revenue                                                            $479,935          $504,689
Net income                                                          $16,523           $22,188
Net income per share:
     Basic                                                            $1.01             $1.36
     Diluted                                                          $0.99             $1.30


These pro forma results are not necessarily indicative of what would have actually occurred if the acquisition had been completed as of the beginning of the periods presented, nor do they purport to be indicative of the results that will be obtained in the future.

4.  PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2000 and 1999 are summarized as follows:

DECEMBER 31,                                                                         2000               1999
(amounts in thousands)
-------------------------------------------------------------------------------------------------------------------

Land                                                                            $      886       $       886
Buildings                                                                            6,515             6,515
Equipment                                                                           20,340            21,879
Furniture                                                                            5,909             6,188
Software                                                                             4,388             3,442
Leasehold improvements                                                               2,530             1,050
-------------------------------------------------------------------------------------------------------------------
                                                                                    40,568            39,960
Less accumulated depreciation                                                      (26,784)          (26,477)
                                                                                ----------       -----------
-------------------------------------------------------------------------------------------------------------------
                                                                                $   13,784       $    13,483
                                                                                ==========       ===========

At December 31, 2000, the Company owned three buildings, two of which are in use by the Company. The third building, with a net book value of $1.8 million, is leased to a third party under a one-year lease, which ends in 2001. Receipts under this lease were approximately $0.3 million in 2000, and are anticipated to be $0.2 million in 2001.

5.   DEBT

During 1999, the Company refinanced its short-term debt by entering into a five-year revolving line of credit with a bank group. Under the original agreement, the Company could borrow up to $100 million at any one time through August 24, 2004, and interest could be based upon the LIBOR rate, the prime rate, or other rates as quoted by the agent bank. In addition, the agreement required the Company to maintain certain financial ratios, and the Company was subject to a commitment fee varying from 10 to 30 basis points of the unused available credit. There were no commitment fees paid or due during 1998.

During 2000 and 2001, the revolving line of credit agreement was amended. The resulting agreement reduced the amount of available borrowings to $44.6 million, modified the interest paid under the agreement, adjusted the commitment fees due on the unused portion of the revolving line of credit to 50 basis points, and modified the financial ratios the Company was required to maintain under the agreement.

As of December 31, 2000, the Company determined it was not in compliance with one of the required ratios, and the bank group subsequently provided a waiver relative to this ratio. As of the date of the filing of this document with the Securities and Exchange Commission, the Company has received a commitment from the bank group for a new revolving credit agreement, due in 2003, having an initial aggregate borrowing limit of $50 million. The new bank agreement contains provisions that will increase the aggregate borrowing limit to $65 million during 2001 based upon the Company's achievement of certain financial conditions.

At December 31, 2000 and 1999, there were $9.7 million and $20.0 million outstanding, respectively, under the revolving credit agreement mentioned above. The Company intends to refinance its borrowings under the new credit agreement discussed above. Additionally, at December 31, 2000 and 1999, there were $4.5 million and $0 of outstanding letters of credit, respectively, under the revolving credit agreement.

At December 31, 2000, the Company also has lines of credit available outside of the revolving credit agreement mentioned above, totaling $32.0 million, renewable annually at various times throughout the year, with interest at or below the equivalent of the prime rate. All borrowings under these agreements are unsecured and payable upon demand. There were no borrowings under these arrangements at December 31, 2000. During 2000, the Company refinanced its borrowings under these lines of credit, totaling $11.4 million at December 31, 1999, under the revolving credit agreement discussed above.

The maximum amounts outstanding under borrowings during 2000, 1999, and 1998 were $44.9 million, $59.0 million, and $0.1 million, respectively. Average bank borrowings outstanding for the years 2000, 1999, and 1998 were $32.8 million, $40.9 million, and $0.1 million, respectively, and carried weighted average interest rates of 7.56 percent, 5.75 percent, and 5.50 percent, respectively.

The carrying amount of long-term debt, as determined by a comparison to similar instruments, approximates fair value at December 31, 2000.

6.   INCOME TAXES

The provision (benefit) for income taxes for 2000, 1999, and 1998 consists of the following:

DOMESTIC AND FOREIGN COMPONENTS OF INCOME (LOSS) BEFORE INCOME TAXES ARE AS
FOLLOWS:

(amounts in thousands)                                              2000              1999              1998
-------------------------------------------------------------------------------------------------------------------
 Domestic                                                     $   (8,766)       $   21,168       $    34,027
 Foreign                                                              87             8,696             6,730
-------------------------------------------------------------------------------------------------------------------

                                                              $   (8,679)       $   29,864       $    40,757
                                                              ===========       ==========       ===========


THE PROVISION (BENEFIT) FOR INCOME TAXES CONSISTS OF:               2000              1999              1998
-------------------------------------------------------------------------------------------------------------------

Current Tax:
   U.S. Federal                                               $   (4,131)       $    8,359       $    11,920
   Foreign                                                            14             3,631             1,782
   U.S. State and Local                                              290             2,194             3,675
-------------------------------------------------------------------------------------------------------------------
                                                                  (3,827)           14,184            17,377

Deferred Tax:
   U.S. Federal                                                      763              (836)             (579)
   U.S. State and Local                                               46              (185)              (86)
-------------------------------------------------------------------------------------------------------------------

                                                                     809            (1,021)             (665)
-------------------------------------------------------------------------------------------------------------------

                                                              $   (3,018)       $   13,163       $    16,712
                                                              ===========       ==========       ===========

THE EFFECTIVE AND STATUTORY INCOME TAX RATE
CAN BE RECONCILED AS FOLLOWS:                                       2000              1999              1998
-------------------------------------------------------------------------------------------------------------------

Tax at statutory rate of 34 percent                           $   (2,951)       $   10,153       $    13,857
Rate differential                                                    (86)              299               408
State tax, net of federal benefits                                   161             1,224             2,333
Expenses for which no tax benefit is available                     2,095             1,579               472
Change in estimate of non-deductible expenses                     (2,187)                -              (927)
Other, net                                                           (50)              (92)              569
-------------------------------------------------------------------------------------------------------------------

                                                              $   (3,018)       $   13,163       $    16,712
                                                              ===========       ==========       ===========
Effective income tax rate                                         (34.8%)            44.1%             41.0%


The change in estimate of non-deductible expenses in 2000 includes adjustments to the Company's tax accruals due to the favorable resolution of several tax audits that had previously been in process.

The Company's deferred tax assets and liabilities at December 31, 2000 and 1999 consist of the following:

DECEMBER 31,
(amounts in thousands)                                                                2000              1999
ASSETS
-------------------------------------------------------------------------------------------------------------------

Loss carryforwards                                                              $       88       $         -
Deferred compensation                                                                3,461             3,563
Accruals deductible for tax purposes when paid                                       2,443             2,527
Allowance for doubtful accounts                                                        565               650
Other                                                                                  138               668
-------------------------------------------------------------------------------------------------------------------

   Gross deferred tax assets                                                         6,695             7,408

LIABILITIES
-------------------------------------------------------------------------------------------------------------------

Amortization                                                                           233               236
Depreciation                                                                           568               446
-------------------------------------------------------------------------------------------------------------------

   Gross deferred tax liabilities                                                      801               682
   Deferred tax assets valuation allowance                                               -                 -
-------------------------------------------------------------------------------------------------------------------

Net deferred tax assets                                                         $    5,894       $     6,726
                                                                                ==========       ===========

NET DEFERRED ASSETS AND LIABILITIES ARE RECORDED AT
  DECEMBER 31, 2000 AND 1999 AS FOLLOWS:

Net current assets                                                              $    2,799       $     3,041
Net non-current assets                                                               3,095             3,685
-------------------------------------------------------------------------------------------------------------------

                                                                                $    5,894       $     6,726
                                                                                ==========       ===========

In assessing the realizability of deferred tax assets, management considers, within each taxing jurisdiction, whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the years in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences at December 31, 2000. Accordingly, no valuation allowance is required.

Undistributed earnings of the Company's foreign subsidiaries were minimal at December 31, 2000, and are considered to be indefinitely reinvested. Accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon distribution of these earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. In the event that the other foreign entities' earnings were distributed, it is estimated that U.S. federal and state income taxes, net of foreign credits, would be immaterial.

In 2000, 1999, and 1998, 62,000, 264,900, and 193,000 shares of common stock, respectively, were issued through the exercise of non-qualified stock options or through the disqualifying disposition of incentive stock options. The total tax benefit to the Company from these transactions, which is credited to capital in excess of par value rather than recognized as a reduction of income tax expense, was $0.1 million, $1.4 million, and $2.4 million in 2000, 1999, and 1998, respectively. These tax benefits have also been recognized in the consolidated balance sheets as a reduction of current taxes payable.

7.  LEASE COMMITMENTS

At December 31, 2000, the Company was obligated under a number of long-term operating leases. Minimum future obligations under such leases are summarized as follows:

YEAR ENDING DECEMBER 31,

--------------------------------------------
(amounts in thousands)
2001                                $  8,947
2002                                   6,676
2003                                   4,074
2004                                   1,632
2005                                     585
Later years                              808
--------------------------------------------

   Minimum future obligations       $ 22,722
                                    ========

The operating lease obligations relate to the rental of office space, office equipment, and automobiles. Total rental expense under such operating leases for 2000, 1999, and 1998 was approximately $10.7 million, $11.0 million, and $9.0 million, respectively.


8.  DEFERRED COMPENSATION BENEFITS

The Company maintains a non-qualified defined-benefit Executive Supplemental Benefit Plan that provides certain former key executives with deferred compensation benefits, based on years of service and base compensation, payable during retirement. The plan was amended as of November 30, 1994, to freeze benefits for participants at that time.

Net periodic pension cost for 2000, 1999, and 1998 is as follows:

NET PERIODIC PENSION COST
(amounts in thousands)                                                                2000              1999          1998
----------------------------------------------------------------------------------------------------------------------------

Interest cost                                                                   $      675       $       641    $      655
Amortization of unrecognized net loss                                                   35                85    $       66
----------------------------------------------------------------------------------------------------------------------------
                                                                                $      710       $       726    $      721
                                                                                ==========       ===========    ==========

The change in benefit obligation at December 31, 2000 and 1999 is as follows:

CHANGE IN BENEFIT OBLIGATION
(amounts in thousands)                                                                2000              1999
-------------------------------------------------------------------------------------------------------------------

Benefit obligation at beginning of year                                         $    9,220       $     9,720
Interest cost                                                                          675               641
Amortization of unrecognized net loss                                                   35                85
Benefits paid                                                                         (435)             (435)
Adjustment to minimum liability                                                        (52)             (791)
-------------------------------------------------------------------------------------------------------------------

Benefit obligation at end of year                                                    9,443             9,220
Fair value of plan assets at end of year                                                 -                 -
-------------------------------------------------------------------------------------------------------------------

Funded status                                                                        9,443             9,220
Unrecognized net actuarial loss                                                     (1,403)           (1,455)
                                                                                -----------      ------------

Accrued benefit cost                                                            $    8,040       $     7,765
-------------------------------------------------------------------------------------------------------------------

Weighted average discount rate                                                       7.50%             7.50%
Salary increase rate                                                                    0%                0%


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

The Company maintains a non-qualified defined-contribution deferred compensation plan for certain key executives. The Company contributions to this plan, which were $0, $71,000, and $107,000 in 2000, 1999, and 1998, respectively, are based on annually defined financial performance objectives.

9.  EMPLOYEE BENEFITS

401(k) PROFIT-SHARING RETIREMENT PLAN
The Company maintains a contributory 401(k) profit-sharing retirement plan covering substantially all U.S. employees. Company contributions of cash and the Company's stock, which are discretionary, were funded and charged to operations in the amounts of $2.6 million, $3.5 million, and $3.8 million for 2000, 1999, and 1998, respectively.

OTHER RETIREMENT PLANS
The Company maintains various retirement plans covering substantially all of its European employees. Company contributions charged to operations were $0.6 million, $0.5 million, and $0.5 million in 2000, 1999, and 1998, respectively.

OTHER POSTRETIREMENT BENEFITS
The Company provides limited health care and life insurance benefits to 11 retired employees and their spouses, totaling 18 participants, pursuant to contractual agreements.

Net periodic postretirement benefit cost for 2000, 1999, and 1998 is as follows:
(amounts in thousands)

NET PERIODIC POSTRETIREMENT BENEFIT COST                                              2000              1999          1998
----------------------------------------------------------------------------------------------------------------------------

Interest cost                                                                   $       35       $        35    $       33
Amortization of transition amount                                                       29                29            29
Amortization of gain                                                                   (10)               (6)          (14)
----------------------------------------------------------------------------------------------------------------------------
                                                                                $       54       $        58    $       48
                                                                                ==========       ===========    ==========

The change in postretirement benefit obligation at December 31, 2000 and 1999 is as follows:

CHANGE IN POSTRETIREMENT BENEFIT OBLIGATION

(amounts in thousands)                                                                2000              1999
-------------------------------------------------------------------------------------------------------------------

Postretirement benefit obligation at beginning of year                          $      500       $       552
Interest cost                                                                           35                35
Amortization of transition amount                                                       29                29
Benefits paid                                                                          (28)              (38)
Amortization of gain                                                                   (10)               (6)
Adjustment to unrecognized transition obligation                                       (29)              (29)
Adjustment to unrecognized gain                                                       (260)              (43)
-------------------------------------------------------------------------------------------------------------------
Postretirement benefit obligation at end of year                                       237               500
Fair value of plan assets at end of year                                                 -                 -
-------------------------------------------------------------------------------------------------------------------
Funded status                                                                          237               500
Unrecognized transition obligation                                                    (351)             (380)
Unrecognized gain                                                                      452               192
-------------------------------------------------------------------------------------------------------------------
Accrued postretirement benefit cost                                             $      338       $       312
===================================================================================================================
Weighted average discount rate                                                       7.50%             7.50%
Salary increase rate                                                                    0%                0%

Benefits paid to participants are funded by the Company as needed.

The rate of increase in health care costs is assumed to be 6.2 percent and 6.4 percent in 2001 for pre-age 65 and post-age 65 benefits, respectively, gradually declining to 5 percent by the year 2003 and remaining at that level thereafter. Increasing the assumed health care cost trend rate by one percentage point would increase the accumulated postretirement benefit obligation by $14,000 at December 31, 2000, and the net periodic cost by $2,000 for the year. A one percentage point decrease in the health care cost trend would decrease the accumulated postretirement benefit obligation by $13,000 at December 31, 2000, and the net periodic pension by $2,000 for the year.

10.     SHAREHOLDERS' EQUITY

EMPLOYEE STOCK PURCHASE PLAN

Under the Company's First Employee Stock Purchase Plan, employees may apply up to 10 percent of their compensation to purchase the Company's common stock. Shares are purchased at the market price on the business day preceding the date of purchase. As of December 31, 2000, 64,000 shares remain unissued under the Plan, of the total of 11 million shares that have been authorized under the Plan. During 2000, 1999, and 1998, 113,000, 64,000, and 45,000 shares, respectively, were purchased under the plan at an average price of $6.29, $17.30, and $32.40 per share, respectively.

MANAGEMENT STOCK PURCHASE PLAN

Under the Company's Management Stock Purchase Plan approved in 1992, 800,000 common shares have been designated (up to 400,000 shares from treasury) for purchase by certain key employees using loans from the Company. During 2000 and 1999, no loans were made to employees.

SHAREHOLDER RIGHTS PLAN

The Board of Directors adopted a Shareholder Rights Plan in January 1989. Under the plan, one right was distributed for each share of common stock outstanding on January 27, 1989, and on each additional share of common stock issued after that date and prior to the date the rights become exercisable. The rights become exercisable when 20 percent or more of the Company's outstanding common stock is acquired by a person or group, other than Company-provided employee benefit plans, and when an offer to acquire is made. Each right entitles the holder to purchase Series A preferred stock (which is essentially equivalent to common stock) at a 50 percent discount from the then-market price of the common stock or, in the event of a merger, consolidation, or sale of a major part of the Company's assets, to purchase common stock of the acquiring company at a 50 percent discount from its then-market price. The Shareholder Rights Plan was amended in 1999 to provide that the rights expire in November 2008. The rights may be redeemed by the Company at a price of $.01 per right.

STOCK TRUSTS

The Company maintains a Stock Employee Compensation Trust (SECT) to provide funding for existing employee stock plans and benefit programs. Shares are purchased by and released from the SECT by the trustee of the SECT at the request of the compensation committee of the Board of Directors. As of December 31, 2000, all shares remaining in the SECT were unallocated and therefore are not considered outstanding for purposes of calculating earnings per share.

SECT activity for 2000, 1999, and 1998 is as follows:

(amounts in thousands)                                             2000             1999              1998
-------------------------------------------------------------------------------------------------------------------

Share balance at beginning of year                                4,764            4,423             4,694
Shares purchased                                                      -              599                80
Shares released:
         Stock option plans                                         (71)            (129)             (272)
         Employee Stock Purchase Plan                              (113)             (64)              (45)
         Other stock plans                                         (131)             (65)              (34)
                                                                  -----            -----             -----
Share balance at end of year                                      4,449            4,764             4,423
                                                                  =====            =====             =====


During 1999 and 1998, shares were purchased by the SECT at an average price of $14.92 and $30.69, respectively. No shares were purchased during 2000.

In 1998, the SECT was adjusted through a decrease to capital in excess of par value totaling $(112.4) million, from fair value to original cost basis, based upon new interpretive guidance issued by the Financial Accounting Standards Board. The cost basis of the shares held by the SECT is reported as a reduction to shareholders' equity.

During 1999, the Company created an Omnibus Stock Trust (OST) to provide funding for various employee benefit programs. Shares are released from the OST by the trustee at the request of the compensation committee of the Board of Directors. During 2000, no shares were purchased. During 1999, the OST purchased 59,000 shares for $1 million. No shares were released from the trust in either 1999 or 2000.

RESTRICTED STOCK PLAN

Under the Company's Restricted Stock Plan, 800,000 shares of restricted stock may be granted to certain key employees. During 1998, 1,500 shares were granted to an employee of the Company. Under the grant, the shares vest to the employee over 48 months beginning at the date of grant, and become forfeit if the employee is no longer employed by the Company at the end of the vesting period. During 2000, all outstanding restricted stock grants were canceled, as the employee who received the stock grants left the Company.

11.     STOCK OPTION PLANS

On April 24, 1991, the shareholders approved the Company's 1991 Employee Stock Option Plan (1991 Plan), which came into effect after the Company's 1981 Employee Stock Option Plan (1981 Plan) terminated on April 21, 1991. Under the provisions of the plan, options may be granted to employees and directors of the Company. The option price for options granted under each plan is equal to or greater than the fair market value of the Company's common stock on the date the option is granted. Incentive stock options generally become exercisable in four annual installments of 25 percent of the shares covered by the grant, beginning one year from the date of grant, and expire six years after becoming exercisable. Nonqualified stock options generally become exercisable in either four or five annual installments of 20 or 25 percent of the shares covered by the grant, beginning one year from the date of grant, and expire up to 15 years from the date of grant. All options remain in effect until the earlier of the expiration, exercise, or surrender date.

On April 26, 2000, the shareholders approved the Company's Equity Award Plan (Equity Plan). Under the provisions of the plan, stock options, stock appreciation rights, and other awards may be granted or awarded to employees and directors of the Company. The compensation committee of the Board of Directors determines the nature, amount, pricing, and vesting of the grant or award. All options and awards remain in effect until the earlier of the expiration, exercise, or surrender date.

The per share weighted-average fair value on the date of grant of stock options granted in 2000, 1999, and 1998, using the Black-Scholes option pricing model, was $3.72, $10.77, and $10.64, respectively. The fair value of the options at the date of grant was estimated with the following weighted-average assumptions:

                                           2000              1999              1998
                                           ----              ----              ----

     Expected life (years)                 4.0               5.4               5.4
     Dividend yield                        1.0%              0.23%             0.23%
     Risk-free interest rate               6.14%             4.98%             4.62%
     Expected volatility                  58.48%            47.75%            46.36%

The Company applies APB Opinion No. 25 in accounting for the Equity, 1991, and 1981 Plans, and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income (loss) and basic and diluted earnings (loss) per share would have been reduced to the pro forma amounts indicated in the chart on the right: (BELOW)

(amounts in thousands, except per share data)                            2000              1999         1998
                                                                         ----              ----         ----

    NET INCOME (LOSS)                      As reported                 $(5,661)          $16,701       $24,045
                                           Pro forma                   $(8,725)          $14,525       $21,626

    BASIC EARNINGS (LOSS) PER SHARE        As reported                 $ (0.35)          $  1.02       $  1.48
                                           Pro forma                   $ (0.54)          $  0.89       $  1.33

    DILUTED EARNINGS (LOSS) PER SHARE      As reported                 $ (0.35)          $  1.00       $  1.42
                                           Pro forma                   $ (0.54)          $  0.87       $  1.28


1998 pro forma net income reflects only options granted subsequent to December 31, 1994. Accordingly, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income amounts presented above as compensation cost is reflected over the options' vesting period as discussed above, and compensation cost for options granted prior to January 1, 1995 is not considered. Pro forma amounts for compensation cost may not be indicative of the effects on earnings for future years.

A summary of stock option activity under these plans is as follows:

                                                    WEIGHTED-                      WEIGHTED-                    WEIGHTED
                                        EQUITY       AVERAGE                        AVERAGE                     AVERAGE
                                          PLAN       EXERCISE        1991 PLAN     EXERCISE    1981 PLAN        EXERCISE
                                        OPTIONS       PRICE           OPTIONS        PRICE      OPTIONS          PRICE
                                        --------    ---------        ---------     ---------   ---------        --------

Outstanding at December 31, 1998               -           -         1,946,326      $17.54      2,975             $5.40
   Granted                                     -           -           132,750      $23.13          -             $   -
   Exercised                                   -           -          (127,025)     $ 7.33     (1,750)            $5.55
   Canceled, expired and forfeited             -           -           (94,500)     $22.24          -             $   -
                                                                     ---------                 ------

Outstanding at December 31, 1999               -           -         1,857,551      $18.48      1,225             $5.17
   Granted                               265,000       $4.10         1,222,500      $ 8.62          -             $   -
   Exercised                                   -           -           (70,576)     $ 5.19       (500)            $5.31
   Canceled, expired and forfeited             -           -          (867,350)     $17.73       (225)            $4.56
                                       ---------                     ---------                 ------

Outstanding at December 31, 2000         265,000       $4.10         2,142,125      $13.59        500             $5.31

At December 31, 2000, there were no options exercisable under the Equity Plan. At December 31, 2000 and 1999, the number of options exercisable under the 1991 Plan was 873,535 and 1,150,815, respectively, and the weighted average exercise price of those options was $18.44 and $16.03, respectively. At December 31, 2000 and 1999, the number of options exercisable under the 1981 Plan was 500 and 1,225, respectively, and the weighted average exercise price of those options was $5.31 and $5.17, respectively.

A summary of the range of exercise prices and the weighted average remaining contractual life of outstanding options at December 31, 2000 for the Equity, 1991, and 1981 Plans is as follows:

                                                                                                   WEIGHTED AVERAGE
                                                                                                      REMAINING
                        RANGE OF             OPTIONS OUTSTANDING           WEIGHTED AVERAGE          CONTRACTUAL
                     EXERCISE PRICES        AT DECEMBER 31, 2000            EXERCISE PRICE           LIFE (YEARS)
                     ---------------        ---------------------           --------------          ---------------

EQUITY PLAN          $ 2.88                         65,000                      $   2.88                  3.8
                     $ 4.50                        200,000                      $   4.50                  8.3

1991 PLAN
                     $ 2.88  to  $ 4.00            320,200                      $   2.92                  8.1
                     $ 4.38  to  $ 6.13            502,750                      $   4.98                 11.7
                     $ 7.50  to  $ 9.44             76,200                      $   8.86                  4.1
                     $12.50  to  $18.44            626,250                      $  15.75                  6.6
                     $20.40  to  $30.31            589,225                      $  23.97                  7.0
                     $36.75  to  $37.19             27,500                      $  36.99                  7.2

1981 PLAN            $ 5.31                            500                      $   5.31                  0.2

At December 31, 2000, there were 1,735,000, 186,000, and 0 shares available for grant under the Equity Plan, 1991 Plan, and 1981 Plan, respectively.

During 2000 and 1999, the Company acquired stock for treasury valued at $124,000 and $13,000, respectively, from employees through stock option exercise transactions and the cancellation of outstanding restricted stock grants.

12.     SIGNIFICANT CUSTOMER

International Business Machines (IBM) is the Company's largest customer. IBM accounted for $95.3 million or 27.6 percent, $128.9 million or 27.3 percent, and $151.4 million or 32.4 percent of consolidated 2000, 1999, and 1998 revenue, respectively. The Company's accounts receivable from IBM at December 31, 2000 and 1999 amounted to $15.9 million and $19.7 million, respectively. No other customer accounted for more than 10 percent of revenue in 2000, 1999, or 1998.

13.     LITIGATION

The Company is involved in litigation arising in the normal course of business. In the opinion of management, an adverse outcome to any of this litigation would not have a material effect on the financial condition of the Company.

14.     SEGMENT INFORMATION

The Company operates in one industry segment, providing IT professional services to its clients. The services provided typically encompass the IT business solution life cycle, including phases for planning, development and implementation, and managing and maintaining the IT solution. All of the Company's revenues are generated from these services. Additionally, the Company believes its business units have similar economic characteristics and meet the aggregation criteria of FAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." CTG's two reportable segments are based on geographical areas, which is consistent with prior years and prior to the adoption of FAS No. 131.

The accounting policies of the individual segments are the same as those described in Note 1, "Summary of Significant Accounting Policies." CTG evaluates the performance of its segments at the operating income level.

Corporate and other identifiable assets consist principally of cash and temporary cash investments and other assets.

FINANCIAL INFORMATION RELATING TO DOMESTIC
AND FOREIGN OPERATIONS

(amounts in thousands)                                                       2000              1999            1998
--------------------------------------------------------------------------------------------------------------------

REVENUE
   North America..............................................         $  284,169       $   391,496       $  394,609
   Europe.....................................................             61,507            80,512           73,229
--------------------------------------------------------------------------------------------------------------------
    Total Revenue.............................................         $  345,676       $   472,008       $  467,838
                                                                       ==========       ===========       ==========

DEPRECIATION AND AMORTIZATION
   North America..............................................         $    7,300       $     5,801       $    2,404
   Europe.....................................................                834             1,004              848
   Corporate and Other........................................              1,562             1,675            1,750
--------------------------------------------------------------------------------------------------------------------
    Total Depreciation and Amortization.......................         $    9,696       $     8,480       $    5,002
                                                                       ==========       ===========       ==========

OPERATING INCOME (LOSS)
   North America..............................................         $    8,127       $    36,434       $   46,427
   Europe.....................................................              2,410             9,860            8,243
   Corporate and Other........................................            (16,182)          (15,461)         (14,819)
--------------------------------------------------------------------------------------------------------------------
    Total Operating Income (loss).............................         $   (5,645)      $    30,833       $   39,851
                                                                       ===========      ===========       ==========

IDENTIFIABLE ASSETS
   North America..............................................         $  133,841       $   154,951       $   67,128
   Europe.....................................................             15,947            22,736           22,999
   Corporate and Other........................................             12,579            21,472           66,682
--------------------------------------------------------------------------------------------------------------------
    Total Identifiable Assets.................................         $  162,367       $   199,159       $  156,809
                                                                       ==========       ===========       ==========

CAPITAL EXPENDITURES
   North America..............................................         $    2,914       $     2,295       $    2,591
   Europe.....................................................                693             1,038            1,158
   Corporate and Other........................................              1,445             1,176            1,308
--------------------------------------------------------------------------------------------------------------------
    Total Capital Expenditures................................         $    5,052       $     4,509       $    5,057
                                                                       ==========       ===========       ==========

15.     QUARTERLY FINANCIAL DATA (UNAUDITED)

                                              (amounts in thousands, except per share data)
                                                                QUARTERS
                                    ----------------------------------------------------------------
2000                                     FIRST            SECOND            THIRD            FOURTH            TOTAL
------------------------------------------------------------------------------------------------------------------------
Revenue                             $   95,995       $    86,468        $  79,842       $    83,371       $  345,676
Direct costs                            69,516            61,501           55,190            58,121          244,328
------------------------------------------------------------------------------------------------------------------------
Gross profit                            26,479            24,967           24,652            25,250          101,348
Selling, general, and
   administrative expenses              33,572            27,169           22,092            24,160          106,993
------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                 (7,093)           (2,202)           2,560             1,090           (5,645)*
Net interest and other
  expense                                 (782)             (674)            (766)             (812)          (3,034)
------------------------------------------------------------------------------------------------------------------------

Income (loss) before income taxes       (7,875)           (2,876)           1,794               278           (8,679)*
Net income (loss)                   $   (4,771)      $      (852)       $    (209)      $       171       $   (5,661)*
Basic net income (loss) per share   $    (0.30)      $     (0.05)       $   (0.01)      $      0.01       $    (0.35)*
Diluted net income (loss) per share $    (0.29)      $     (0.05)       $   (0.01)      $      0.01       $    (0.35)*


                                                                QUARTERS
                                    ----------------------------------------------------------------
1999                                     FIRST            SECOND            THIRD            FOURTH            TOTAL
------------------------------------------------------------------------------------------------------------------------
Revenue                             $  116,618       $   125,464        $ 114,526       $   115,400       $  472,008
Direct costs                            78,197            82,672           75,429            80,006          316,304
------------------------------------------------------------------------------------------------------------------------
Gross profit                            38,421            42,792           39,097            35,394          155,704
Selling, general, and
   administrative expenses              30,405            31,052           31,969            31,445          124,871
------------------------------------------------------------------------------------------------------------------------
Operating income                         8,016 **         11,740            7,128             3,949           30,833
Net interest and other
  income (expense)                         180              (644)            (584)               79             (969)
------------------------------------------------------------------------------------------------------------------------

Income before income taxes               8,196 **         11,096            6,544             4,028           29,864
Net income                          $    4,699 **    $     6,317        $   3,530       $     2,155       $   16,701
Basic net income per share          $     0.29 **    $      0.38        $    0.21       $      0.13       $     1.02
Diluted net income per share$       $     0.28 **    $      0.38        $    0.21       $      0.13       $     1.00


* Includes the net expense of a restructuring charge which increased operating loss and loss before income taxes by $4.2 million, net loss by $3.0 million, and basic and diluted net loss per share by $0.18

** Includes the expense of a non-recurring arbitration award which lowered operating income and income before income taxes by $2.5 million, net income by $1.5 million, and basic and diluted net income per share by $0.09

CORPORATE INFORMATION

STOCK MARKET INFORMATION

YEAR ENDED DECEMBER 31, 2000:   HIGH          LOW
-------------------------------------------------------------------------------
First Quarter                   $20           $10
Second Quarter                  $11           $4 3/4
Third Quarter                   $7 3/4        $3
Fourth Quarter                  $6 3/8        $2 11/16

YEAR ENDED DECEMBER 31, 1999:   HIGH          LOW
-------------------------------------------------------------------------------
First Quarter                   $29 1/2       $16 1/16
Second Quarter                  $21 7/8       $15 3/8
Third Quarter                   $18 1/4       $13 1/8
Fourth Quarter                  $15 13/16     $12 5/16


The Company's common shares are traded on the New York Stock Exchange under the symbol CTG, commonly abbreviated Cptr Task. The shares are listed on the Amsterdam Stock Exchange and are traded by means of the Amsterdam Security Account System (ASAS).

On February 9, 2001, there were 3,362 record holders of the Company's common shares. The Company paid an annual cash dividend of $.05 per share from 1993 to 2000 and, prior to that, had paid $.025 per share annually since 1976 plus a 10 percent share dividend in 1980. The Company expects to continue to pay cash dividends subject to the availability of earnings, the financial condition of the Company, and other relevant factors at the time.

ANNUAL MEETING                                                   TRANSFER AGENT AND REGISTRAR

The annual meeting of shareholders has been scheduled for        EQUISERVE
May 9, 2001 in Buffalo, New York for shareholders of
record on March 14, 2001.
                                                                 Our Transfer Agent is responsible for our shareholder
                                                                 records, issuance of stock certificates, and distribution of
FORM 10-K AVAILABLE                                              our dividends and the IRS Form 1099. Your requests, as
                                                                 shareholders, concerning these matters are most efficiently
Copies of the Company's Form 10-K Annual Report, which is        answered by corresponding directly with EquiServe:
filed with the Securities and Exchange Commission, may be
obtained without charge upon written or verbal request to:       Fleet National Bank
                                                                 c/o  EquiServe, L.P.
Computer Task Group, Incorporated                                P.O. Box 43010
Investor Relations Department                                    Providence, Rhode Island 02940-3010
800 Delaware Avenue
Buffalo, NY 14209-2094                                           (781) 575-3170 (MA residents)
(716) 887-7400                                                   (800) 730-4001
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

CTG OFFICERS                                                     CTG BOARD OF DIRECTORS

Alex P. Alexander                                                George B. Beitzel
Vice President and Chief Information Officer                     Retired Senior Vice President and Director of IBM

Henri R. Bersoux                                                 Richard L. Crandall
Vice President, E-Staffing                                       Managing Director of Arbor Partners LLC; Retired
                                                                 Chairman and Chief Executive Officer of Comshare, Inc.

James R. Boldt
Executive Vice President; Chief Financial Officer; and           R. Keith Elliott
Vice President, Strategic Staffing Services                      Retired Chairman and Chief Executive Officer of
                                                                 Hercules Incorporated
J. Lawrence Cody
Vice President, Global Practices                                 Gale S. Fitzgerald
                                                                 Former Chairman and Chief Executive Officer of CTG
Anthony K. Connor
Vice President and General Manager, North America                Darrell L. Jennings
                                                                 Chairman, President, and Chief Executive Officer of CTG
Stephen D'Anna
Vice President, Delivery, North America                          Randolph A. Marks
                                                                 Co-Founder and former Chairman, President, and Chief
Valerie J. DeBerry                                               Executive Officer of CTG; Retired Chairman of American
Vice President, Human Resources                                  Brass Company

Filip J.L. Gyde
Vice President and General Manager, CTG Europe                   CTG

Joel I. Ivers                                                    800 Delaware Avenue
Chief Marketing Officer                                          Buffalo, New York 14209-2094
                                                                 (716) 882-8000
Darrell L. Jennings                                              (800) 992-5350
Chairman, President, and Chief Executive Officer

Richard F. Kohler, Jr.                                           www.ctg.com
Vice President, Sales, North America
                                                                 NYSE: CTG
Thomas J. Niehaus
Vice President and General Manager, CTG HealthCare Solutions

John R. Poncy
Vice President, Eastern Region, Strategic Staffing Services

Peter P. Radetich
Vice President, Secretary, and General Counsel

Rick N. Sullivan
Vice President, Western Region, Strategic Staffing Services

                                                                                                                0554-AR-01