Form 10-K405, Exhibit 13
period 2001-12-31
COMPUTER TASK GROUP INC
filed 2002-03-22
CIK 23111

                                                                      EXHIBIT 13
                                                                      ----------



COMPANY PROFILE
---------------
In 2002, CTG began our 37th year of delivering information technology (IT) services that provide real business value to our customers. Our fully integrated array of staffing, application management outsourcing, and industry-focused IT solutions is backed by a time-tested suite of formal methodologies, a proprietary database of best practices, and an international network of strategic alliances and partnerships. Our 3,200 business and IT experts, based in nearly 50 offices throughout North America and Europe, help our clients use IT to achieve their business objectives.

Table of Contents
2        Letter to Shareholders
6        Service Offering: IT Staffing
8        Service Offering:
                  Application Management Outsourcing
10       Service Offering: IT Solutions
12       Vertical Market Focus: Healthcare
14       Financial Section.
15       Consolidated Summary--Five-Year
                  Selected Financial Information
16       Management's Discussion and Analysis
20       Auditors' Report..
21       Consolidated Financial Statements
26       Notes to Consolidated Financial Statements
36       Corporate Information
37       CTG Board of Directors and Officers

Mission
CTG's mission is to provide IT services and solutions that add real business value to our customers while creating professional opportunities for our employees and value for our shareholders.

Vision
CTG's vision is to be recognized as a leading provider of value-added IT services and solutions in our selected markets.

Statements included in this document that do not relate to present or historical conditions are "forward-looking statements" within the meaning of that term in
Section 27A of the Securities Act of 1933, as amended, and Section 21F of the Securities Exchange Act of 1934, as amended. Additional oral or written forward-looking statements may be made by the Company from time to time, and such statements may be included in documents that are filed with the Securities and Exchange Commission. Such forward-looking statements involve risks and uncertainties that could cause results or outcomes to differ materially from those expressed in such forward-looking statements. Forward-looking statements may include, without limitation, statements relating to the Company's plans, strategies, objectives, expectations, and intentions and are intended to be made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "believes," "forecasts," "intends," "possible," "expects," "estimates," "anticipates," or "plans" and similar expressions are intended to identify forward-looking statements. Among the important factors on which such statements are based are assumptions concerning the anticipated growth of the information technology industry, the continued need of current and prospective customers for the Company's services, the availability of qualified professional staff, and price and wage inflation.

Dear Fellow Shareholder:
------------------------
       There is no doubt that 2001 was one of the most challenging times in CTG's 36-year history. Since I was appointed president and CEO in mid-2001, our priority has been to implement a business strategy that capitalizes on CTG's greatest strengths. Our efforts also included realigning costs with current revenues, tightening our control of expenses, and solidifying our management team. With the support of CTG's capable and dedicated team, we have made real progress in this effort.
       During 2001, we refined CTG's strategic direction to further emphasize our core competencies. We are focusing on those areas of the business that have been most successful for CTG, concentrating on markets where we already have a sizable position. While we are prepared to respond to market opportunities, we are not inclined to chase trends or to try to be all things to all people. Our business focus for the foreseeable future will be on CTG's current core service offerings: IT staffing, application management outsourcing, and IT solutions. We will also explore expanding our support of selected vertical markets.
       Looking first at staffing, we have a renewed focus on this offering. Staffing is CTG's historic strength and our largest revenue contributor, an indicator of our strength in supplying clients with IT talent. CTG excels in staffing because of our recruiting engine and methodology, client relationships, and strong record and reputation for delivering to customer requirements.
       While aggregate demand for external staffing did decline in 2001 in both North America and Europe as a result of the global economic downturn, staffing is still a solid business that is not going away. Staffing is a very large market--$25 billion annually in the U.S. alone--and it is projected to grow, not at the 30% rate of the late `90s, but by up to 11% by 2004 (source: Gartner). The aggregate market for external staffing in western Europe will depend largely on how quickly the U.S. recovers economically. It is expected that the European growth rates will be similar or slightly lower than the U.S. rates. In markets of this size, staffing still represents a significant growth opportunity for CTG in both the U.S. and Europe. Additionally, staffing historically has been among the first industry groups to recover in an economic upturn, as companies are typically reluctant to increase permanent payroll coming out of a recession.
       For CTG, a major benefit of our staffing offering is that it is a proven door-opener to expanding business and relationships. Of CTG's 50 largest customers, 37 began with a staffing relationship. As we shift to a more growth-focused approach to staffing than CTG has taken in recent years, our strategy is to reconnect with a broader range of clients of all sizes, while also looking to develop additional large procurement clients similar to our IBM staffing model. In the longer term, developing more IBM-type relationships has the potential to significantly accelerate CTG's revenue growth.
       Application management outsourcing (AMO) is another offering where CTG has a very solid base and there is significant market opportunity. Market demand for AMO services is expected to have a compound annual growth rate (CAGR) of 12% from 2001 to 2005 (source: Gartner) as companies seek ways to reduce costs and as applications such as SAP evolve as legacy systems, which are prime candidates for outsourcing.
       CTG is an excellent outsourcing partner because of our depth of experience as well as our proprietary AMO process and tools, which formalize knowledge transfer and provider effectiveness. We have a continuous focus on quality, evidenced by our company-wide certification to ISO 9001.
       From a financial perspective, an advantage of AMO is that it typically involves large, multi-year contracts that provide a strong, recurring revenue stream. The bulk of staff supporting AMO engagements comes directly from clients that are outsourcing applications, enabling us to expand our consulting organization on a certain stream of revenues, which is significantly less costly than building staff to support pursuit of a market opportunity.
       Beginning in the second half of 2001, we shifted more sales and marketing resources to the AMO business and now have an expanding proposal pipeline. AMO projects, however, typically have a longer sales cycle than the rest of the work we pursue, with the time from discovering the initial opportunity to contract sometimes taking up to a year.
       Currently the majority of CTG's IT solutions or development and integration work performed by the IT solutions group in North America and Europe occurs on a regional basis, supported by CTG consultants serving existing clients in various geographic markets. In both North America and Europe, existing client relationships have provided opportunities for development and integration work, because over time, we gain deep knowledge of a client's business and organization, and these projects are typically tied to the inner workings of the client's business and systems.
       In 2002, we will continue to focus our development and integration efforts on providing IT solutions for customers we already serve where we can bring the highest added value. This approach to IT solutions is consistent with the current market environment and our strategy of concentrating our investments in areas where we will see positive results.
       We have been successful in developing long-time relationships with customers across a variety of industries, including retail, oil and gas, process manufacturing, consumer packaged goods, financial services, and, most notably, healthcare. Our ability to develop vertical market expertise provided the foundation for our healthcare IT offering and also reflects our approach to solutions work in several European markets.

       We support the healthcare industry on a company-wide basis, offering our full line of staffing, AMO, and solutions services primarily through our CTG HealthCare SolutionsTM practice. The market for healthcare IT is gaining strength after several difficult years, as reflected in a double-digit percentage increase in CTG's 2001 healthcare practice revenues. In the healthcare sector, demand in 2001 increased for both project work and AMO work. In 2002, we expect to see an increase in healthcare organizations preparing for compliance with the Health Insurance Portability and Accountability Act (HIPAA), which sets stringent standardization for healthcare EDI and mandates strict guidelines for security of healthcare data and patient privacy.
       Compliance with these federal mandates will transform many core processes and systems within the healthcare industry. Timeframes for compliance with the initial requirements are within the next two to three years and, as refinements to the regulations are promulgated, will span the next 10 years. As such, HIPAA represents a significant, long-term opportunity for CTG, and we will aggressively accelerate our HIPAA offerings in both the provider and payer markets.
       We are positioned to capitalize on increasing market opportunity for healthcare IT because:
       -- IT expertise specific to healthcare is an important competitive differentiator given that healthcare is a unique business model.
       -- Strong, proven methodologies and capabilities and significant references further enhance the competitive position of CTG.
       -- With over 200 consultants dedicated exclusively to healthcare IT, CTG has the consulting power to serve a significant volume of work, and our focus on healthcare IT increases our ability to attract new healthcare IT consultants.

       Healthcare has proven to be an excellent vertical market for CTG. Over the next few years, we plan to selectively explore taking a similar approach to additional vertical markets where we have significant expertise and experience and can build a strong service offering through internal growth. We began our vertical initiatives for 2002 with the fourth quarter 2001 launch of CTG Retail SolutionsTM, followed by the group's first win in early 2002, a sales/promotion portal website development project for WineISIT.com. WineISIT is a national marketing and information company for wine, spirit, and beer brand owners and retailers in the U.S. CTG Retail Solutions will work with WineISIT to develop a system that will help it to enhance and grow store traffic and store loyalty, and increase market share, while building brand awareness for its customers.
       Concurrent with the refocusing of our business on CTG's core competencies, we made the difficult, but necessary, decision to further adjust CTG's cost structure to reflect recent revenues and the realities of the current business and economic environment. By not delaying this action and by implementing greater controls over CTG's selling, general, and administrative (SG&A) spending, we significantly enhanced our ability to manage through the further downturn in the economy later in the year while better positioning CTG for the long term.
       We stabilized CTG's financial results in the 2001 second half to achieve a bottom line slightly above break-even, and from the first quarter to the fourth quarter of the year, we reduced SG&A expenses by 25%, exceeding the nearly 15% decline in sales during that period. These results reflect our focus in the present economic environment to manage the company to a modest profit based on current revenue levels while maintaining the flexibility to grow once the economy rebounds. This balanced and conservative response will help us maintain market position and enable us to respond to market opportunity in 2002.
       Overall, 2001 was the second of two very difficult years for the economy, the information technology services sector, and CTG, and that is again reflected in our annual financial results. CTG reported a net loss for 2001 of $2.2 million, or $0.11 cash income per diluted share and a $0.13 net loss per diluted share, on revenues of $312.1 million, compared to a net loss for 2000 of $5.7 million, or a $0.04 cash loss per diluted share and a $0.35 net loss per diluted share, on revenues of $345.7 million in 2000.
       While CTG's financial performance in 2001 was disappointing, we narrowed our loss from last year and reported modest profitability in the second half of 2001. Our 2001 financial results should also be considered in the context of the rest of our industry. Throughout 2001, we compared favorably to many competitors who delayed aligning costs to revenues and who lack CTG's broad base of business and clients.
       There were also important developments in 2001 that will have a positive effect on CTG's future business and results. We began a significant development and integration relationship with Kaiser Permanente, the nation's largest non-profit HMO, valued at approximately $15.7 million over two years, and expanded that later in the year with another significant engagement, a $2 million system upgrade. We also began working with NISH, a national non-profit organization providing employment and training opportunities for people with severe disabilities, who hired us for a three-year, $4 million AMO contract. And we continued our more than 30-year relationship as a technical services provider to IBM, our largest customer; as well as our nearly 10-year relationship with Frito-Lay, another major CTG client.
       In looking ahead to next year, we are implementing our strategy from a solid foundation anchored by:
       -- A broad base of business and clients supported by significant client relationships with major companies (In 2001, CTG performed work for nearly 570 clients, including more than 100 Fortune 500 companies.)

       -- A cost structure in line with recent revenues
       -- A realistic business plan aligned with our core competencies and current market opportunities
       -- A continued focus on quality based on formalized, proprietary methodologies that ensure standardized, repeatable approaches to delivering IT solutions
       -- A strong management team with solid business experience and a track record of success at CTG and in the IT services business
       -- A significant track record of delivering solutions that contribute to our clients' success Despite the current difficult economic and business environment, management and the Board remain confident in CTG's long-term prospects. The strength of CTG's customer relationships and the ability of our delivery organization to consistently deliver IT solutions that meet customer needs will help us protect CTG's current business and capitalize on new opportunities for growth. We continue to have a very strong consulting organization in North America and Europe that is completely committed to helping our clients succeed. The turnaround strategy we are executing for CTG is conservative and opportunistic. We believe this is the right approach in the current market and one that will produce a recovery for CTG as IT services spending and the economy improve.
       As president and CEO, I have a strong personal commitment to delivering renewed growth for the benefit of our shareholders. Your continued confidence and support are greatly appreciated as everyone at CTG works to make that happen.

James R. Boldt
President and Chief Executive Officer

Service Offering
IT Staffing

CTG recruits, retains, and manages IT talent for our clients. We serve both large organizations with multiple locations and high-volume IT requirements, and companies that need to augment their own staff on a flexible basis. Our recruiters work with customers to define their requirements and develop the most competitive pricing to meet them. Our recruiting engine's pool of 210,000 employees and candidates lets us fill those requirements with the right professionals within 12 to 48 hours. CTG recruiters follow ISO 9001 standards to ensure that the selected specialists not only match technical specifications, but represent a good fit with our clients' corporate cultures.

IBM: A Long and Successful Partnership

A CTG Client Since 1969

For over three decades, CTG and IBM have enjoyed a mutually beneficial relationship. CTG provides technical services ranging from legacy systems support to help desk to e-business development. In the U.S., we're a supplier to all six of IBM's regions. We also provide support to IBM in locations across Canada, as well as in the Netherlands, Belgium, and the UK. Through our global relationship with our customers, CTG has become expert at building pipelines to a qualified pool of candidates, enabling us to respond quickly to high-volume requirements.

Market Update: IT Staffing

The accelerating trend to employ contractors to meet fluctuating IT support needs and align IT talent with current projects is reflected in a recent Gartner study, which found that by 2003, 60% of large companies will use external support for 50% of their IT activities. Fortune 1000 respondents to Gartner's annual "Users Wants and Needs" survey also said they expected to depend more on IT staff augmentation for load leveling and specialized skills in 2002 and 2003, a direction Gartner predicts will continue through 2004 and beyond. The overall IT staff augmentation market--$25 billion in 2001 and $27 billion in 2002--is projected to grow to $38 billion by 2005 at a compound annual growth rate of 10.5% (source: Gartner).

Application Management Outsourcing

CTG has earned national recognition as a top provider of application management and IT outsourcing services. Our capabilities range from the support of single or multiple applications, facilities management, and help desk through a full suite of cost-effective maintenance, enhancement, and systems development and integration solutions. CTG's application management expertise is supported by our proprietary Application Advantage methodology and AssureWare(TM) suite of CTG-developed tools. Our methodologies comply with international IS0 9001 standards to deliver application management excellence through clearly defined processes and procedures and a tight focus on management activities.

Lone Star Steel:
The Power of Teamwork

A CTG Client Since 1994

The partnership between CTG and Lone Star Steel is a true success story. Eight years ago, Lone Star, a leading manufacturer of tubular steel products based in Lone Star, Texas, outsourced all its IT functions to CTG, including application maintenance and development, strategic planning, telephony, PC repair, help desk, database administration, and network management. Since 1994, CTG has delivered significant value by helping Lone Star stabilize its IT environment, improve performance to system users, and align IT spending with market fluctuations. The CTG team has become solidly integrated into Lone Star's business and remains committed to strengthening our partnership value. In turn, Lone Star counts on CTG to provide high-quality services so Lone Star management and key staff can focus on initiatives that deliver competitive advantage.

Market Update: Application Management Outsourcing

An ever-increasing number of businesses are discovering that outsourcing helps them achieve their strategic and financial goals by enhancing their ability to keep pace with the latest technology, minimize risk, build partnerships, and broaden their infrastructure and operations reach. Gartner estimates the North American outsourcing market at $101.6 billion in 2001--an 8% increase over 2000--and predicts that it will grow to $159.6 billion by 2005 at a compound annual growth rate (CAGR) of 12%. Applications support and maintenance alone is expected to represent 23.2% of North American IT budgets in the upcoming year, while the European market (estimated at $6 billion in 2002) is projected to expand at a CAGR of 16.7% over the next two years (source: Gartner).

IT Solutions

CTG delivers industry-focused IT solutions in areas such as retail, consumer packaged goods, and process manufacturing. They range from helping clients assess their business needs and identify the right IT solutions to meet them, to the delivery of services that include selection and implementation of packaged software and the design, construction, testing, and integration of new systems. Our state-of-the-art solutions are delivered by skilled technicians supported by a knowledge base regularly updated by our international network of IT specialists.

BP Solar:
Energizing Creativity

A CTG Client Since 1999

CTG and BP Solar, a subsidiary of BP, P.L.C., have been successfully collaborating on global initiatives since 1999. Twenty IT professionals--working remotely out of one of CTG's five Solution Centers--have provided a wide array of services to this international provider of solar electric power solutions. Our projects include an enterprise-wide infrastructure assessment, as well as development, maintenance, and support services that have helped BP Solar to operate more efficiently. CTG has also delivered a variety of e-business services to BP Solar, including development of a global engineering website that streamlines and accelerates the company's design efforts by enabling BP Solar engineers to effectively share specifications, drawings, and other engineering-related information around the globe.


Market Update: IT Solutions

The IT services market is expected to continue recovering from its post-Y2K slowdown during 2002, as enterprises expand the search for cost savings through optimization and extension of IT technology and solution investments. Gartner predicts that new applications development alone will represent approximately 25.1% of companies' overall IT budgets in the upcoming year, and that worldwide development and integration spending will reach $179 billion. The entire North American IT services market is expected to grow from $271 billion in 2001 to $423 billion in 2005 at a compound annual growth rate (CAGR) of 10.4%, with projected aggregate growth rates for IT services from 2002 to 2003 estimated at 9.4% for application development, 13.3% for application integration, and 11.3% for consulting (source: Gartner). The Western European IT services market is forecast to grow from $149.8 billion in 2001 to $229.2 billion in 2005 at a CAGR of 11.2% (source: Gartner).


Vertical Market Focus

Healthcare

CTG is further developing its vertical market approach, which combines its core services with in-depth industry expertise. Today, healthcare is CTG's most significant vertical market focus and the business model for expanding into other vertical markets. Our nationally recognized CTG HealthCare SolutionsTM group is dedicated to helping healthcare and related organizations achieve their financial and clinical objectives by more effectively using their information systems. Clients rely on us for support in delivering high-quality healthcare in the face of ever-decreasing reimbursements, steadily escalating costs, and the impact of new legislation such as the Health Insurance Portability and Accountability Act (HIPAA). CTG HealthCare Solutions' services are backed by in-depth consulting expertise and proprietary methodologies and processes. They include focused practices in Cerner, McKesson, IDX, Siemens, and MEDITECH products, as well as management consulting, e-security, physician practice management systems, and systems integration.

State University of New York (SUNY) at Stony Brook: United for Excellence

A CTG Client Since 1997

CTG HealthCare Solutions' longstanding relationship with the hospitals of the State University of New York (SUNY) includes a five-year collaboration with Stony Brook University Hospital (SBUH). Our successful installation of a new SMS INVISION(R) Patient Accounting application--which integrates patient data and accounting functions into one comprehensive system--has resulted in more consistent, accurate, and effective information management throughout SBUH. Currently, CTG HealthCare Solutions is working with the hospital to implement a pilot of Cerner's HNAMTM electronic medical record solution that will give SBUH physicians immediate access to vital clinical information, enhancing patient care and outcomes and supporting clinical research activities.

Market Update: Healthcare

The healthcare industry will increase external IT spending over the next several years owing to a combination of factors that includes the need to comply with provisions of HIPAA, which require standardization of administrative and financial transactions. Compliance deadlines in 2002 and 2003 will affect IT processes and systems of both healthcare payers and providers, and a recent Gartner survey estimates the average cost of compliance at $13.6 million per payer and $3 million per provider organization. North American healthcare organizations spent $44 billion on IT products and services in 2001, a number Gartner projects will grow to $49 billion in 2002 and $61 billion by 2004, a compound annual growth rate of 10.5%.


Consolidated Summary -
Five-Year Selected Financial Information


Consolidated Summary                             2001      2000         1999       1998      1997
(amounts in millions, except per share data)

Operating Data
Revenue                                        $ 312.1    $ 345.7     $ 472.0     $ 467.8   $ 407.6
Operating income (loss)                        $   0.4    $  (5.6)*   $  30.8**   $  39.9   $  29.0
Income (loss) before income taxes              $  (3.3)   $  (8.7)*   $  29.9**   $  40.8   $  30.3
Net income (loss)                              $  (2.2)   $  (5.7)*   $  16.7**   $  24.0   $  17.9
Basic net income (loss) per share              $ (0.13)   $ (0.35)*   $  1.02**   $  1.48   $  1.07
Diluted net income (loss) per share            $ (0.13)   $ (0.35)*   $  1.00**   $  1.42   $  1.01
Cash dividend per share                        $     -    $  0.05     $  0.05     $  0.05   $  0.05

Financial Position
Working capital                                $  20.3    $  12.5     $  35.2     $  74.9   $  47.1
Total assets                                   $ 149.8    $ 162.4     $ 199.2     $ 156.8   $ 107.7
Long-term debt                                 $  15.5    $   9.7     $  31.4     $     -   $     -
Shareholders' equity                           $  86.6    $  88.8     $  94.9     $  83.4   $  55.3


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

Results of Operations

To better understand the financial trends of the Company, the following table sets forth data as contained on the consolidated statements of operations, with the percentage information calculated as a percentage of consolidated revenues.

Year ended December 31,                           2001         2000       1999
(percentage of revenue)
Revenue                                          100.0%      100.0%      100.0%
Direct costs                                      70.6%       70.7%       67.0%
Selling, general, and administrative
  expenses, less restructuring
  charge in 2000 and non-recurring
  charge in 1999                                   29.3%       29.7%      26.0%
Restructuring/
  Non-recurring charge                              0.0%        1.2%       0.5%
--------------------------------------------------------------------------------
Operating income (loss)                             0.1%      (1.6)%       6.5%
Interest and other expense, net                   (1.2)%      (0.9)%     (0.2)%
--------------------------------------------------------------------------------
Income (loss) before income taxes                 (1.1)%      (2.5)%       6.3%
Provision (benefit) for income taxes              (0.4)%      (0.9)%       2.8%
--------------------------------------------------------------------------------
Net income (loss)                                 (0.7)%      (1.6)%       3.5%


2001 as compared to 2000

In 2001, CTG recorded revenue of $312.1 million, a decrease of 9.7 percent when compared to 2000 revenue of $345.7 million. North American revenue decreased by $18.6 million or 6.5 percent during the year, while revenue from European operations decreased by $15.0 million or 24.4 percent. In 2001, European revenues were 14.9 percent of total Company revenues.

The companywide decrease in revenue in 2001 from 2000 is primarily due to the continued economic slowdown throughout 2001, which negatively affected the purchase of IT services by companies worldwide. Additionally, the year-over-year decline is due to a helpdesk contract in Europe that ended in the second quarter of 2000.

The 2000-to-2001 year-to-year revenue decline rate was slightly impacted by the strengthening of the U.S. dollar as compared to the currencies of the Netherlands, Belgium, the United Kingdom, and Luxembourg, the countries in which the Company's European subsidiaries operate. If there had been no change in these foreign currency exchange rates from 2000 to 2001, total consolidated revenues would have been $1.8 million higher in 2001, resulting in a year-to-year consolidated revenue decline of 9.2 percent. This additional $1.8 million increase in

European revenue would have decreased the European revenue decline to 21.5 percent.

In November 2000, the Company signed a contract with IBM for three years as one of IBM's national technical service providers for the United States. This contract covered 93 percent of the total services provided to IBM by the Company in 2001. In 2001, IBM continued to be the Company's largest customer, accounting for $77.2 million or 24.7 percent of total revenue as compared to $95.3 million or 27.6 percent of 2000 revenue. Although revenues from IBM have been constrained in 2001, CTG expects to continue to derive a significant portion of its revenue from IBM in 2002 and future years. While the decline in revenue from IBM has had a negative effect on the Company's revenues and profits, the Company believes a simultaneous loss of all IBM business is unlikely to occur due to the diversity of the projects performed for IBM and the number of locations and divisions involved.


Direct costs, defined as costs for billable staff, were 70.6 percent of revenue in 2001 compared to 70.7 percent of revenue in 2000. Although revenue declined during 2001, the Company was able to maintain its direct costs to revenue percentage from 2000 primarily due to maintaining the utilization of its billable employees.

Selling, general, and administrative expenses were 29.3 percent of revenue in 2001 compared to 29.7 percent of revenue in 2000. While actual selling, general, and administrative expenses decreased year over year by $11.5 million or 11.2 percent, the decrease as a percentage of revenue from 2000 to 2001 was nominal due to the revenue decline discussed above. The Company was able to reduce expenses in 2001 by implementing reductions to better align the Company's cost structure with current revenue levels.

During 2000, the Company recorded a net pre-tax restructuring charge of $4.2 million. On an after-tax basis, the charge totaled $3.0 million or $0.18 per diluted share. The restructuring plan was completed by the end of March 2001. There was no restructuring charge in 2001.

Operating income (loss) was 0.1 percent of revenue in 2001 compared to (1.6) percent of revenue in 2000. Without the restructuring charge in 2000, the operating loss would have been (0.4) percent of revenue. The year-over-year increase in operating income as a percentage of revenue is primarily due to implementing the expense reductions noted above. Operating income from North American and Corporate operations increased by $11.2 million from 2000 to 2001. European operations recorded an operating loss of $(2.7) million in 2001 as compared to operating income of $2.4 million in 2000.

Interest and other expense, net was (1.2) percent of revenue for 2001 and (0.9) percent in 2000. The increase as a percentage of revenue is due to an increase in interest expense related to outstanding long-term debt and the revenue decline discussed above.

The loss before income taxes was (1.1) percent of revenue in 2001 compared to (2.5) percent of revenue in 2000. Without the restructuring charge in 2000, the loss before income taxes would have been (1.3) percent of revenue. The benefit for income taxes calculated as a percentage of loss before income taxes was (32.9) percent in 2001 and (34.8) percent in 2000.

Net loss for 2001 was (0.7) percent of revenue, or $(0.13) basic and diluted loss per share, compared to (1.6) percent of revenue or $(0.35) basic and diluted loss per share in 2000. Earnings per share was calculated using 16.4 million (basic and diluted earnings per share) and 16.2 million (basic and diluted earnings per share) equivalent shares outstanding in 2001 and 2000, respectively.

The Company has reviewed the guidance provided under Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements," and has determined its existing revenue recognition policies are consistent with the guidance provided in the Bulletin.

In July 2001, the Financial Accounting Standards Board (FASB) issued Financial Accounting Standard (FAS) No. 141, "Business Combinations," and FAS No. 142, "Goodwill and Other Intangible Assets." These standards make significant changes to the accounting for business combinations, goodwill, and intangible assets. FAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations with limited exceptions for combinations initiated prior to July 1, 2001. In addition, it clarifies the criteria for recognition of intangible assets apart from goodwill. This standard is effective for business combinations completed after June 30, 2001.

FAS No. 142 discontinues the practice of amortizing goodwill and indefinite-lived intangible assets and initiates a review, at least annually, for impairment. Intangible assets with a determinable useful life will continue to be amortized over their useful lives. FAS No. 142 applies to existing goodwill and intangible assets, and such assets acquired after June 30, 2001.

FAS No. 142 is effective for fiscal years beginning after December 15, 2001. Accordingly, the Company adopted this standard effective January 1, 2002, and will no longer amortize its existing goodwill and indefinite-lived intangible assets after that date. The Company is currently in the process of evaluating the impact of the adoption of FAS No. 142 on its existing goodwill and indefinite-lived intangible asset balances, and has not yet determined the effect of adoption of the standard relative to those balances on its financial position and results of operations.

In August 2001, the FASB issued FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses the accounting and reporting for the impairment or disposal of long-lived assets. The provisions of the standard are effective for the Company beginning on January 1, 2002. The Company is currently in the process of evaluating the impact, if any, that the adoption of this standard will have on its financial position and results of operations.

2000 as compared to 1999

In 2000, CTG recorded revenue of $345.7 million, a decrease of 26.8 percent when compared to 1999 revenue of $472.0 million. North American revenue decreased by $107.3 million or 27.4 percent during the year, while revenue from European operations decreased by $19.0 million or 23.6 percent. In 2000, European revenues were 17.8 percent of total Company revenues. The decrease in revenue in 2000 was primarily due to the completion of year 2000-related services in 1999 and continued softness in the Euro currency throughout 2000.

The 1999-to-2000 year-to-year revenue decline rate was impacted by the strengthening of the U.S. dollar as compared to the currencies of the Netherlands, Belgium, the United Kingdom, and Luxembourg. If there had been no change in these foreign currency exchange rates from 1999 to 2000, total consolidated revenues would have been $8.6 million higher in 2000, resulting in a year-to-year consolidated revenue decline of 24.9 percent. This additional $8.6 million increase in European revenue would have decreased the European revenue decline to 13.0 percent.

In November 2000, the Company signed a new contract with IBM for three years as one of IBM's national technical service providers for the United States. This contract, and its predecessor, covered 89 percent of the total services provided to IBM by the Company in 2000. In 2000, IBM continued to be the Company's largest customer, accounting for $95.3 million or 27.6 percent of total revenue as compared to $128.9 million or 27.3 percent of 1999 revenue. Revenues from IBM were constrained in 2000 and continued to be constrained in 2001.

Direct costs, defined as costs for billable staff, were 70.7 percent of revenue in 2000 compared to 67.0 percent of revenue in 1999. The increase in direct costs as a percentage of revenue in 2000 as compared to 1999 was primarily due to the IT services industry spending slowdown mentioned above and the retention of a higher percentage of unutilized billable staff in the first half of 2000 in anticipation of the IT services market recovering.

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

In the first quarter of 2000, the Company recorded a pre-tax restructuring charge of $5.7 million. The charge primarily consisted of severance and related costs of $4.2 million for approximately 400 employees, costs associated with the consolidation of facilities of $0.7 million, and $0.8 million for other exit costs related to the restructuring plan. On an after-tax basis, the restructuring charge equaled $3.8 million or $0.23 per diluted share. During the third quarter of 2000, the Company recorded, on a pre-tax basis, a restructuring credit of $1.5 million primarily consisting of a reduction in the estimated amount of severance and related costs to be paid in Europe. On an after-tax basis, the restructuring charge equaled $3.0 million or $0.18 per diluted share. At December 31, 2000, approximately $0.3 million of the total charge of $4.2 million was included in other current liabilities on the consolidated balance sheet. The Company completed its restructuring plan by the end of March 2001.

Operating income (loss) was (1.6) percent of revenue in 2000 compared to 6.5 percent of revenue in 1999. Without the restructuring charge, the operating loss would have been (0.4) percent of revenue in 2000. The year-over-year decrease in operating income as a percentage of revenue was primarily due to the restructuring charge, the decline in the direct margin, and the investments discussed above. Operating income from North American and Corporate operations decreased $29.0 million from 1999 to 2000. European operations recorded operating income of $2.4 million in 2000 as compared to $9.9 million in 1999.

Interest and other expense, net was (0.9) percent of revenue for 2000 and (0.2) percent in 1999. In 2000, interest expense on indebtedness related to the acquisition of Elumen Solutions, Inc. (Elumen) was partially offset by interest income on available cash and temporary cash investments. In 1999, as the acquisition of Elumen was completed in late February, the Company did not have outstanding indebtedness for the entire year-to-date period.

Income (loss) before income taxes was (2.5) percent of revenue in 2000 compared to 6.3 percent of revenue in 1999. Without the restructuring charge, the loss before income taxes would have been (1.3) percent of revenue in 2000. The provision (benefit) for income taxes calculated as a percentage of income (loss) before income taxes was (34.8) percent in 2000 and 44.1 percent in 1999.

Net income (loss) for 2000 was (1.6) percent of revenue, or $(0.35) basic and diluted loss per share, compared to 3.5 percent of revenue, or $1.02 basic earnings per share (EPS) and $1.00 diluted EPS in 1999. Earnings per share was calculated using 16.2 million (basic and diluted EPS), and 16.4 million (basic
EPS) and 16.7 million (diluted EPS) equivalent shares outstanding in 2000 and 1999, respectively. The decrease in equivalent shares outstanding for diluted earnings per share from 1999 to 2000 was primarily due to a reduction in the dilutive effect of outstanding stock options.

Financial Condition and Liquidity

Cash used in operating activities was $(1.0) million in 2001. Net loss totaled $(2.2) million, and non-cash adjustments, primarily consisting of depreciation expense, amortization expense, deferred taxes, and deferred compensation credits, totaled $10.3 million. Accounts receivable decreased $5.8 million or 10 percent due to the year-over-year decrease in revenue, offset by slower accounts receivable turnover. Accounts payable decreased $4.1 million due to the timing of payments at year-end 2001 as compared to year-end 2000. Accrued compensation decreased $1.8 million due to a decrease in the total number of employees year over year. Other current liabilities decreased $4.8 million due to timing of payments during 2001 as compared to 2000. At December 31, 2001, the Company's current ratio was 1.5 to 1.

Net property and equipment decreased $0.7 million. Additions to property and equipment were $4.2 million, offset by depreciation of $4.6 million and foreign currency translation adjustments of $0.3 million. The Company had no material commitments for capital expenditures at December 31, 2001.

During 2001, the Company entered into a new revolving credit agreement with its bank group, due in 2003, having an initial aggregate borrowing limit of $50 million. The new agreement's aggregate borrowing limit was increased to approximately $65 million during 2001 as the Company achieved certain financial conditions. At December 31, 2001, there was $15.2 million outstanding under this agreement and a total of $15.5 million in long-term indebtedness.

During 2000, the Company received $0.5 million from employees for 142,000 shares of stock purchased under the Employee Stock Purchase Plan, and the Company also received $0.1 million for the exercise of 28,000 stock options.

The Company is authorized to repurchase a total of 3.4 million shares of its common stock for treasury and by the Company's Stock Trusts. At December 31, 2001, approximately 3.2 million shares have been repurchased under the authorizations, leaving 0.2 million shares remaining authorized for future purchases. No share purchases under these authorizations were made in 2001.

At December 31, 2001, consolidated shareholders' equity totaled $86.6 million, which is a decrease of $2.2 million or 2.5 percent from December 31, 2000. The decrease is primarily due to the 2001 net loss of $(2.2) million.

The Company believes existing internally available funds, cash potentially generated by operations, and available borrowings under the Company's revolving credit agreement totaling $49.7 million at December 31, 2001 will be sufficient to meet foreseeable working capital, capital expenditure, and possible stock repurchase requirements, and will allow for future internal growth and expansion.

The Company is nominally exposed to market risk in the normal course of its business operations. The Company has $15.2 million of borrowings at December 31, 2001 under its revolving credit agreement, which exposes the Company to risk of earnings or cash flow loss due to changes in market interest rates. Based upon average bank borrowings of $29.7 million during 2001, a one percentage point increase or decrease in market interest rates would increase or decrease the Company's interest expense by $297,000. Additionally, as the Company sells its services in North America and Europe, financial results could be negatively affected by weak economic conditions in those markets.

The Company did not have any related party transactions during either 2001 or 2000.

Independent
Auditors' Report
To the Board of Directors and Shareholders of Computer Task Group, Incorporated
Buffalo, New York



We have audited the accompanying consolidated balance sheets of Computer Task Group, Incorporated and subsidiaries ("the Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Computer Task Group, Incorporated and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.



Deloitte & Touche LLP
Buffalo, New York
February 6, 2002

Consolidated
Statements of Operations
Year ended December 31,                                            2001             2000              1999
(amounts in thousands, except per share data)

Revenue                                                       $ 312,130         $345,676          $472,008
Direct costs                                                    220,378          244,328           316,304
Selling, general, and administrative expenses                    91,338          102,836           124,871
Restructuring charge                                                  -            4,157                 -
-------------------------------------------------------------------------------------------------------------------
Operating income (loss)                                             414           (5,645)           30,833
Interest and other income                                           638              288             1,369
Interest and other expense                                       (4,335)          (3,322)           (2,338)
-------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                (3,283)          (8,679)           29,864
Provision (benefit) for income taxes                             (1,081)          (3,018)           13,163
-------------------------------------------------------------------------------------------------------------------

Net income (loss)                                              $ (2,202)         $(5,661)          $16,701
Net income (loss) per share:
Basic                                                          $  (0.13)          $(0.35)            $1.02
Diluted                                                        $  (0.13)          $(0.35)            $1.00



The accompanying notes are an integral part of these consolidated financial statements.

Consolidated
Balance Sheets
December 31,                                                                             2001             2000
(amounts in thousands, except share balances)

Assets
Current Assets:
     Cash and temporary cash investments                                              $   3,362      $   2,562
     Accounts receivable, net of allowances and reserves                                 51,230         57,968
     Prepaids and other                                                                   2,958          2,736
     Deferred income taxes                                                                1,089          2,799
--------------------------------------------------------------------------------------------------------------
     Total current assets                                                                58,639         66,065
     Property and equipment, net of
          accumulated depreciation and amortization                                      13,082         13,784
     Acquired intangibles, net of accumulated
          amortization of $17,952 and $14,130, respectively                              74,735         78,771
     Deferred income taxes                                                                2,660          3,095
     Other assets                                                                           682            652
--------------------------------------------------------------------------------------------------------------
              Total assets                                                            $ 149,798      $ 162,367

Liabilities And Shareholders' Equity
Current Liabilities:
     Accounts payable                                                                 $   8,193      $  12,563
     Accrued compensation                                                                24,133         26,121
     Income taxes payable                                                                     -          3,806
     Advance billings on contracts                                                          471            642
     Other current liabilities                                                            5,531         10,389
--------------------------------------------------------------------------------------------------------------
              Total current liabilities                                                  38,328         53,521
     Long-term debt                                                                      15,512          9,700
     Deferred compensation benefits                                                       8,794          9,642
     Other long-term liabilities                                                            537            711
--------------------------------------------------------------------------------------------------------------
              Total liabilities                                                          63,171         73,574

Shareholders' Equity:
     Common stock, par value $.01 per share, 150,000,000
     shares authorized;  27,017,824 shares issued                                           270            270
     Capital in excess of par value                                                     111,500        111,564
     Retained earnings                                                                   73,373         75,575
     Less: Treasury stock of 6,147,810 and 6,146,759 shares at cost, respectively       (31,410)       (31,404)
          Stock Trusts of 4,338,000 and 4,507,903 shares at cost, respectively          (59,239)       (59,964)
     Accumulated other comprehensive income:
          Foreign currency adjustment                                                    (7,284)        (6,406)
          Minimum pension liability adjustment                                             (583)          (842)
          Accumulated other comprehensive income                                         (7,867)        (7,248)
     Total shareholders' equity                                                          86,627         88,793
--------------------------------------------------------------------------------------------------------------
     Total liabilities and shareholders' equity                                       $ 149,798      $ 162,367


The accompanying notes are an integral part of these consolidated financial statements.

Consolidated
Statements of Cash Flows
Year ended December 31,                                                                         2001          2000          1999
(amounts in thousands)
Cash flows from operating activities:
Net income (loss)                                                                           $ (2,202)     $ (5,661)     $ 16,701
Adjustments:
     Depreciation expense                                                                      4,638         4,607         5,009
     Amortization expense                                                                      3,975         5,089         3,471
     Tax benefit on stock option exercises                                                        27            68           174
     Deferred income taxes                                                                     2,145           832        (1,988)
     Loss on sales or disposals of assets                                                         80            43            23
     Deferred compensation expense (forfeitures)                                                (589)         (280)          797
     Changes in assets and liabilities, net of assets acquired and liabilities assumed:
         Decrease in accounts receivable                                                       5,841        21,226           837
         (Increase) decrease in prepaids and other                                              (104)          (44)          984
         (Increase) decrease in other assets                                                     (30)           12           319
         Increase (decrease) in accounts payable                                              (4,147)        3,171        (4,356)
         Decrease in accrued compensation                                                     (1,778)       (2,529)       (3,647)
         Increase (decrease) in income taxes payable                                          (3,769)       (6,545)        1,638
         Increase (decrease) in advance billings on contracts                                   (171)         (119)          377
         Increase (decrease) in other current liabilities                                     (4,752)       (1,650)        1,681
         Decrease in other long-term liabilities                                                (174)          (74)          (39)
--------------------------------------------------------------------------------------------------------------------------------

Net cash provided by (used in) operating activities                                           (1,010)       18,146        21,981
--------------------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities:
     Acquisition, net of cash acquired                                                             -             -       (86,775)
     Additions to property and equipment                                                      (4,204)       (5,052)       (4,509)
     Proceeds from sales or disposals of property and equipment                                   88            30            39
--------------------------------------------------------------------------------------------------------------------------------

Net cash used in investing activities                                                         (4,116)       (5,022)      (91,245)
--------------------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities:
     Proceeds from (payments on) long-term revolving debt, net                                 5,812       (21,680)       31,380
     Proceeds from Employee Stock Purchase Plan                                                  510           714         1,094
     Purchase of stock for treasury                                                               (6)         (125)          (13)
     Purchase of stock by Stock Trusts                                                             -             -        (9,940)
     Proceeds from other stock plans                                                             124         1,272         2,124
     Dividends paid                                                                                -          (810)         (827)
--------------------------------------------------------------------------------------------------------------------------------

Net cash provided by (used in) financing activities                                            6,440       (20,629)       23,818
--------------------------------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash and temporary
cash investments                                                                                (514)         (617)       (1,618)
--------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and temporary cash investments                                   800        (8,122)      (47,064)
Cash and temporary cash investments at beginning of year                                       2,562        10,684        57,748
--------------------------------------------------------------------------------------------------------------------------------

Cash and temporary cash investments at end of year                                          $  3,362      $  2,562      $ 10,684

The accompanying notes are an integral part of these consolidated financial statements

Consolidated
Statements of Changes in Shareholders' Equity



                                                                    Capital in
                                                     Common Stock    Excess of       Retained       Treasury Stock
(amounts in thousands, except per share data)     Shares     Amount  Par Value       Earnings      Shares    Amount

Balance as of December 31, 1998                  27,018   $     270   $ 106,010    $  66,172        6,270    $ (31,850)
Acquisition                                           -           -       2,616            -         (129)         584
Employee Stock Purchase Plan share issuance           -           -         824            -            -            -
Stock Option Plan share issuance                      -           -         564            -            -            -
Other share issuance                                  -           -         881            -            -            -
Purchase of stock                                     -           -           -            -            1          (13)
Restricted Stock Plan - amortization                  -           -           -            -            -            -
Cash dividends - $.05 per share                       -           -           -         (827)           -            -
Comprehensive income:
   Net income                                         -           -           -       16,701            -            -
   Foreign currency adjustment                        -           -           -            -            -            -
   Minimum pension liability adjustment               -           -           -            -            -            -

   Total comprehensive income                         -           -           -       16,701            -            -
-------------------------------------------------------------------------------------------------------------------------

Balance as of December 31, 1999                  27,018         270     110,895       82,046        6,142      (31,279)
Employee Stock Purchase Plan share issuance           -           -         229            -            -            -
Stock Option Plan share issuance                      -           -         134            -            -            -
Other share issuance                                  -           -         306            -            -            -
Purchase of stock                                     -           -           -            -            5         (125)
Restricted Stock Plan - share cancellation            -           -           -            -            -            -
Cash dividends - $.05 per share                       -           -           -         (810)           -            -
Comprehensive income (loss):
     Net loss                                         -           -           -       (5,661)           -            -
     Foreign currency adjustment                      -           -           -            -            -            -
     Minimum pension liability adjustment             -           -           -            -            -            -

          Total comprehensive income (loss)           -           -           -       (5,661)           -            -
-------------------------------------------------------------------------------------------------------------------------

Balance as of December 31, 2000                  27,018         270     111,564       75,575        6,147      (31,404)
Employee Stock Purchase Plan share issuance           -           -         (96)           -            -            -
Stock Option Plan share issuance                      -           -          32            -            -            -
Purchase of stock                                     -           -           -            -            1           (6)
Comprehensive income (loss):
     Net loss                                         -           -           -       (2,202)           -            -
     Foreign currency adjustment                      -           -           -            -            -            -
     Minimum pension liability adjustment             -           -           -            -            -            -

          Total comprehensive income (loss)           -           -           -       (2,202)           -            -
-------------------------------------------------------------------------------------------------------------------------

Balance as of December 31, 2001                  27,018   $     270   $ 111,500    $  73,373        6,148    $ (31,410)



                                                                    Unearned Portion   Foreign Minimum Pension    Total
                                                     Stock Trusts     of Restricted   Currency    Liability    Shareholders'
                                                 Shares       Amount      Stock      Adjustment   Adjustment      Equity

Balance as of December 31, 1998                   4,423    $ (52,463)   $     (69)   $  (2,374)   $  (2,247)  $   83,449
Acquisition                                           -            -            -            -            -        3,200
Employee Stock Purchase Plan share issuance         (64)         270            -            -            -        1,094
Stock Option Plan share issuance                   (129)         550            -            -            -        1,114
Other share issuance                                (65)         277            -            -            -        1,158
Purchase of stock                                   658       (9,940)           -            -            -       (9,953)
Restricted Stock Plan - amortization                  -            -           26            -            -           26
Cash dividends - $.05 per share                       -            -            -            -            -         (827)
Comprehensive income:
   Net income                                         -            -            -            -       16,701
   Foreign currency adjustment                        -            -            -       (2,412)           -       (2,412)
   Minimum pension liability adjustment               -            -            -            -        1,374        1,374

   Total comprehensive income                         -            -            -       (2,412)       1,374       15,663

-------------------------------------------------------------------------------------------------------------------------

Balance as of December 31, 1999                   4,823      (61,306)         (43)      (4,786)        (873)      94,924
Employee Stock Purchase Plan share issuance        (113)         485            -            -            -          714
Stock Option Plan share issuance                    (71)         302            -            -            -          436
Other share issuance                               (131)         555            -            -            -          861
Purchase of stock                                     -            -            -            -         (125)
Restricted Stock Plan - share cancellation            -            -           43            -            -           43
Cash dividends - $.05 per share                       -            -            -            -            -         (810)
Comprehensive income (loss):
     Net loss                                         -            -            -            -            -       (5,661)
     Foreign currency adjustment                      -            -            -       (1,620)           -       (1,620)
     Minimum pension liability adjustment             -            -            -            -           31           31

          Total comprehensive income (loss)           -            -            -       (1,620)          31       (7,250)

-------------------------------------------------------------------------------------------------------------------------

Balance as of December 31, 2000                   4,508      (59,964)           -       (6,406)        (842)      88,793
Employee Stock Purchase Plan share issuance        (142)         606            -            -            -          510
Stock Option Plan share issuance                    (28)         119            -            -            -          151
Purchase of stock                                     -            -            -            -            -           (6)
Comprehensive income (loss):
     Net loss                                         -            -            -            -            -       (2,202)
     Foreign currency adjustment                      -            -            -         (878)           -         (878)
     Minimum pension liability adjustment             -            -            -            -          259          259

          Total comprehensive income (loss)           -            -            -         (878)         259       (2,821)
-------------------------------------------------------------------------------------------------------------------------

Balance as of December 31, 2001                   4,338    $ (59,239)   $       -    $  (7,284)   $    (583)  $   86,627



The accompanying notes are an integral part of these consolidated financial statements.

Notes to
Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of Computer Task Group, Incorporated, and its subsidiaries (the Company or CTG), located primarily in North America and Europe. All intercompany accounts and transactions have been eliminated. Certain amounts in the prior years' consolidated financial statements and notes have been reclassified to conform to the current year presentation. Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Such estimates primarily relate to allowances for doubtful accounts and deferred tax assets, a reserve for projects, and estimates of progress toward completion and direct profit or loss on fixed-price contracts. Actual results could differ from those estimates.

CTG operates in one industry segment, providing information technology (IT) professional services to its clients. The services provided typically encompass the IT business solution life cycle, including phases for planning, developing, implementing, managing, and maintaining the IT solution. Additionally, the Company believes its business units have similar economic characteristics and meet the aggregation criteria of the Financial Accounting Standards Board (FASB) Financial Accounting Standard (FAS) No. 131, "Disclosures About Segments of an Enterprise and Related Information."

Revenue and Cost Recognition

The Company primarily recognizes revenue on monthly fee and time-and-materials contracts as hours are expended and costs are incurred. Fixed-price contracts accounted for under the percentage-of-completion method represented 1 percent of 2001, 2 percent of 2000, and 2 percent of 1999 revenue, respectively. The amount of revenue recorded is a factor of the percentage of labor and overhead costs incurred to date to total estimated labor and overhead costs for each contract. Fixed-price contract costs include all direct labor and material costs and those indirect costs related to contract performance. Selling, general, and administrative costs are charged to expense as incurred.

Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. In addition to an allowance for doubtful accounts of approximately $2.4 million and $1.9 million at December 31, 2001 and 2000, respectively, accounts receivable is further reduced by a reserve for projects of $0.5 million at both December 31, 2001 and 2000.

Fair Value of Financial Instruments

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties. At December 31, 2001 and 2000, the carrying amounts of the Company's financial instruments, which include cash and temporary cash investments, accounts receivable, accounts payable, and long-term debt, approximate fair value.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method based on estimated useful lives of two years to 30 years, and begins after an asset has been put into service. The cost of property or equipment sold or otherwise disposed of, along with related accumulated depreciation, is eliminated from the accounts, and the resulting gain or loss is reflected in current earnings. Maintenance and repairs are charged to expense when incurred, while significant betterments to existing assets are capitalized.

Acquired Intangibles

Acquired intangibles consist of goodwill and other identifiable intangibles. Amortization expense is computed using the straight-line method based on estimated useful lives of 10 years to 25 years.

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

In 2000, as part of a restructuring charge (see Note 2. Restructuring), the Company re-evaluated its amortization of certain of its identifiable intangibles for impairment. The asset was reduced by approximately $0.8 million. There were no adjustments to long-lived assets or identifiable intangibles in 2001.

Income Taxes

The Company provides deferred income taxes for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Deferred income taxes relate principally to deferred compensation, loss carryforwards, non-deductible accrued expenses, and accelerated depreciation and amortization methods.

Tax credits are accounted for as a reduction of the income tax provision in the year in which they are realized (flow-through method).

For the years ended December 31, 2001, 2000, and 1999, the tax expense (benefit) associated with the minimum pension liability adjustment was $(0.2) million, $0, and $(0.3) million, respectively.

Stock-Based Compensation

The Company accounts for its Stock-Based Compensation Plans in accordance with the provisions of FAS No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense, over the vesting period, the fair value of all stock-based awards on the date of grant. Alternatively, FAS No. 123 also allows entities to continue to apply the provisions of Accounting Principles Board (APB) Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value-based method defined in FAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of FAS No. 123.

Derivatives

On January 1, 2001, the Company adopted the provisions of FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and those of FAS No. 137 and FAS No. 138, which deferred the effective date and amended FAS No. 133, respectively. These standards provide accounting and reporting guidelines for derivative investments, included those embedded in other contracts, and for hedging activities. The Company evaluated each of these standards and compared the guidance provided to its current accounting practices, and determined that the adoption of the standards had no effect on the consolidated financial condition and required minimal disclosure by the Company.

Net Income (Loss) Per Share

Basic and diluted earnings per share (EPS) for the years ended December 31, 2001, 2000, and 1999 are as follows:

                                                           Net           Weighted           Earnings
(amounts in thousands,                                  Income            Average             (Loss)
except per share data)                                  (Loss)             Shares          per Share
For the Year Ended  December 31, 2001

Basic EPS                                             $ (2,202)            16,435          $  (0.13)
Dilutive effect of outstanding stock options                 -                  -              -
---------------------------------------------------------------------------------------------------
Diluted EPS                                           $ (2,202)            16,435          $  (0.13)

For the Year Ended December 31, 2000
Basic EPS                                             $ (5,661)            16,187          $  (0.35)
Dilutive effect of outstanding stock options                 -                  -              -
---------------------------------------------------------------------------------------------------
Diluted EPS                                           $ (5,661)            16,187          $  (0.35)

For the Year Ended December 31, 1999
Basic EPS                                             $ 16,701             16,401          $   1.02
Dilutive effect of outstanding stock options                 -                279              -
---------------------------------------------------------------------------------------------------
Diluted EPS                                           $ 16,701             16,680          $   1.00


Weighted average shares represent the average of issued shares less treasury shares and less the shares held in the Stock Trusts. As the Company had a net loss in 2001 and 2000, the dilutive effect of outstanding stock options, totaling 125,000 and 85,000 weighted average shares at December 31, 2001 and 2000, respectively, was not included in the diluted EPS calculations.

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

Interest paid during 2001, 2000, and 1999 amounted to $3.9 million, $2.3 million, and $2.0 million, respectively, while net income tax payments totaled $0.7 million, $1.6 million, and $12.9 million for the respective years.

Accounting Standards Pronouncements

In July 2001, the FASB issued FAS No. 141, "Business Combinations," and FAS No. 142, "Goodwill and Other Intangible Assets." These standards make significant changes to the accounting for business combinations, goodwill, and intangible assets. FAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations with limited exceptions for combinations initiated prior to July 1, 2001. In addition, it clarifies the criteria for recognition of intangible assets apart from goodwill. This statement is effective for business combinations completed after June 30, 2001.

FAS No. 142 discontinues the practice of amortizing goodwill and indefinite-lived intangible assets and initiates a review, at least annually, for impairment. Intangible assets with a determinable useful life will continue to be amortized over their useful lives. FAS No. 142 applies to existing goodwill and intangible assets, and such assets acquired after June 30, 2001.

FAS No. 142 is effective for fiscal years beginning after December 15, 2001. Accordingly, the Company adopted this standard effective January 1, 2002, and no longer amortizes its existing goodwill and indefinite-lived intangible assets beginning on that date. The Company is currently evaluating the impact of the adoption of FAS No. 142 on its existing goodwill and indefinite-lived intangible asset balances, and has not yet determined the effect of adoption on its financial position and results of operations.

In August 2001, the FASB issued FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses the accounting and reporting for the impairment or disposal of long-lived assets. The provisions of the standard are effective for the Company beginning on January 1, 2002. The Company is currently in the process of evaluating the impact, if any, the adoption of this standard will have on its financial position and results of operations.

2. Restructuring

In the first quarter of 2000, the Company recorded a pre-tax restructuring charge of $5.7 million. The charge primarily consisted of severance and related costs of $4.2 million for approximately 400 employees, costs associated with the consolidation of facilities of $0.7 million, and $0.8 million for other exit costs related to the restructuring plan. During the third quarter of 2000, the Company recorded, on a pre-tax basis, a restructuring credit of $1.5 million primarily consisting of a reduction in the estimated amount of severance and related costs to be paid in Europe. On an after-tax basis, the restructuring charge equaled $3.0 million or $0.18 per diluted share. At December 31, 2000, approximately $0.3 million of the total charge of $4.2 million was included in other current liabilities on the consolidated balance sheet. The Company completed its restructuring plan by the end of March 2001.

3. Acquisition

On February 23, 1999, the Company acquired the stock of Elumen Solutions, Inc. (Elumen). The transaction was valued at $89 million, of which $86 million was paid in cash or through the assumption of debt, and the remainder was satisfied through the issuance of approximately 128,000 shares of CTG common stock. The fair value of the assets acquired totaled $11.2 million, while liabilities assumed totaled $7.1 million. The acquisition was accounted for as a purchase, and the results of Elumen have been included in the accompanying consolidated financial statements since the date of acquisition. CTG recorded approximately $84.9 million of goodwill and other identifiable intangibles from the acquisition.

4. Property and Equipment
Property and equipment at December 31, 2001 and 2000 are summarized as follows:

December 31,                                          2001                 2000
(amounts in thousands)
Land                                              $    886             $    886
Buildings                                            6,515                6,515
Equipment                                           18,747               20,340
Furniture                                            5,506                5,909
Software                                             6,995                4,388
Leasehold improvements                               2,848                2,530
--------------------------------------------------------------------------------
                                                    41,497               40,568
Less accumulated depreciation                      (28,415)             (26,784)
--------------------------------------------------------------------------------
                                                  $ 13,082             $ 13,784


At December 31, 2001, the Company owned three buildings, two of which are in use by the Company. The third building, with a net book value of $1.8 million, is leased to a third party under a one-year lease, which ends in 2002. Receipts under this lease were approximately $0.3 million in 2001. Subsequent to December 31, 2001, the Company has accepted a purchase offer to sell this building and expects to close the sale in the second quarter of 2002. The Company does not anticipate recording a loss from this sale.

5. Debt

During 2000 and again in early 2001, the revolving line of credit agreement the Company originally entered into in 1999 with a bank group was amended. After the amendments, the resulting agreement reduced the amount of available borrowings to $44.6 million, modified the interest paid under the agreement, adjusted the commitment fee due on the unused portion of the revolving line of credit to 50 basis points, and modified the financial ratios the Company was required to maintain under the agreement.

Subsequently, during the second quarter of 2001, the Company entered into a new revolving credit agreement with the same bank group, due in 2003, having an initial aggregate borrowing limit of $50 million. The borrowing limit increased to approximately $65 million during the 2001 year as the Company achieved certain financial conditions prescribed by the agreement. At December 31, 2001, the aggregate borrowing limit under this agreement was $64.9 million.

The new agreement has interest rates ranging from 75 to 200 basis points over the prime rate and 175 to 300 basis points over Libor, and provides certain of the Company's assets as security for outstanding borrowings. At December 31, 2001 and 2000, there were $15.2 million and $9.7 million outstanding, respectively, under the revolving credit agreements mentioned above. Additionally, at December 31, 2001 and 2000, there were $0.2 million and $4.5 million of outstanding letters of credit, respectively, under these agreements.

At December 31, 2000, the Company also had lines of credit outside of the revolving credit agreement mentioned above, totaling $32.0 million, renewable annually at various times throughout the year, with interest at or below the equivalent of the prime rate. All borrowings under these agreements were unsecured and payable upon demand. There were no borrowings under these agreements at December 31, 2000. The Company did not have any lines of credit outside of the revolving credit agreement at December 31, 2001.

The maximum amounts outstanding under the revolving credit agreements during 2001, 2000, and 1999 were $40.0 million, $44.9 million, and $59.0 million, respectively. Average bank borrowings outstanding for the years 2001, 2000, and 1999 were $29.7 million, $32.8 million, and $40.9 million, respectively, and carried weighted average interest rates of 7.54 percent, 7.56 percent, and 5.75 percent, respectively.

The Company owed $0.3 million and $0 at December 31, 2001 and 2000, respectively, under capital lease agreements. The 2001 amount is included in the Company's long-term debt balance at December 31, 2001.

The carrying amount of long-term debt, as determined by a comparison to similar instruments, approximates fair value at December 31, 2001.

6. Income Taxes

The provision (benefit) for income taxes for 2001, 2000, and 1999 consists of the following:

                                                                                    2001           2000           1999
(amounts in thousands)

Domestic and foreign components of income (loss)
before income taxes are as follows:
Domestic                                                                        $    162       $ (8,766)      $ 21,168
Foreign                                                                           (3,445)            87          8,696
----------------------------------------------------------------------------------------------------------------------
                                                                                $ (3,283)      $ (8,679)      $ 29,864

The provision (benefit) for income taxes consists of:
Current Tax:
   U.S. Federal                                                                 $ (1,388)      $ (4,131)      $  8,359
   Foreign                                                                        (2,657)            14          3,631
   U.S. State and Local                                                              819            290          2,194
----------------------------------------------------------------------------------------------------------------------
                                                                                  (3,226)        (3,827)        14,184
Deferred Tax:
   U.S. Federal                                                                    1,837            763           (836)
   U.S. State and Local                                                              308             46           (185)
                                                                                   2,145            809         (1,021)
----------------------------------------------------------------------------------------------------------------------
                                                                                $ (1,081)      $ (3,018)      $ 13,163

The effective and statutory income tax rate can be
reconciled as follows:
Tax at statutory rate of 34%                                                    $ (1,116)      $ (2,951)      $ 10,153
Rate differential                                                                      -            (86)           299
State tax, net of federal benefits                                                   541            161          1,224
Expenses for which no tax benefit is available                                     1,097          2,095          1,579
Change in estimate of non-deductible expenses                                     (1,642)        (2,187)             -
Other,net                                                                             39            (50)           (92)
----------------------------------------------------------------------------------------------------------------------
                                                                                $ (1,081)      $ (3,018)      $ 13,163
Effective income tax rate                                                          (32.9%)        (34.8%)         44.1%

The change in estimate of non-deductible expenses in 2001 and 2000 includes adjustments to the Company's tax accruals due to the favorable resolution of both domestic and foreign tax audits that had previously been in process.

The Company's deferred tax assets and liabilities at December 31, 2001 and 2000 consist of the following:

December 31,                                           2001       2000
(amounts in thousands)

Assets
Deferred compensation                                $3,161     $3,461
Loss carryforwards                                      721         88
Accruals deductible for tax purposes when paid          537      2,443
Allowance for doubtful accounts                         694        565
Other, net                                                -        138
--------------------------------------------------------------------------------
Gross deferred tax assets                             5,113      6,695

Liabilities
Depreciation                                            524        568
Amortization                                            241        233
Other, net                                              599          -
--------------------------------------------------------------------------------
Gross deferred tax liabilities                        1,364        801
Deferred tax assets valuation allowance                   -          -
--------------------------------------------------------------------------------
Net deferred tax assets                              $3,749     $5,894

Net deferred assets and liabilities are recorded
at December 31, 2001 and 2000
as follows:
Net current assets                                   $1,089     $2,799
Net non-current assets                                2,660      3,095
--------------------------------------------------------------------------------
Net deferred tax assets                              $3,749     $5,894


In assessing the realizability of deferred tax assets, management considers, within each taxing jurisdiction, whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the years in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences at December 31, 2001. Accordingly, no valuation allowance is required.

Undistributed earnings of the Company's foreign subsidiaries were minimal at December 31, 2001, and are considered to be indefinitely reinvested. Accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon distribution of these earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. In the event that the other foreign entities' earnings were distributed, it is estimated that U.S. federal and state income taxes, net of foreign credits, would be immaterial.

In 2001, 2000, and 1999, 26,000, 62,000, and 264,900 shares of common stock, respectively, were issued through the exercise of non-qualified stock options or through the disqualifying disposition of incentive stock options. The total tax benefit to the Company from these transactions, which is credited to capital in excess of par value rather than recognized as a reduction of income tax expense, was $27,000, $68,000, and $1.4 million in 2001, 2000, and 1999, respectively.
These tax benefits have also been recognized in the consolidated balance sheets as a reduction of current taxes payable.

7. Lease Commitments

At December 31, 2001, the Company was obligated under a number of long-term operating leases. Minimum future obligations under such leases are summarized as follows:

Year Ending December 31,
(amounts in thousands)
2002                                                                     $7,550
2003                                                                      6,504
2004                                                                      4,409
2005                                                                      1,016
2006                                                                        479
Later years                                                                 808
-------------------------------------------------------------------------------
Minimum future obligations                                              $20,766

The operating lease obligations relate to the rental of office space, office equipment, and automobiles. Total rental expense under such operating leases for 2001, 2000, and 1999 was approximately $9.6 million, $10.7 million, and $11.0 million, respectively.

8. Deferred Compensation Benefits

The Company maintains a non-qualified defined-benefit Executive Supplemental Benefit Plan (ESBP) that provides certain former key executives with deferred compensation benefits, based on years of service and base compensation, payable during retirement. The plan was amended as of November 30, 1994, to freeze benefits for participants at that time.

Net periodic pension cost for 2001, 2000, and 1999 for the ESBP is as follows:

Net Periodic Pension Cost - ESBP                  2001          2000      1999
(amounts in thousands)
Interest cost                                     $692          $675      $641
Amortization of unrecognized net loss               30            35        85
------------------------------------------------------------------------------
Net periodic pension cost                         $722          $710      $726


The Company also maintains a defined benefit plan for its employees located in the Netherlands (NDBP). Benefits paid are a function of a percentage of career average pay.

Net periodic pension cost for 2001 and 2000 for the NDBP is as follows:

Net Periodic Pension Cost - NDBP                          2001            2000
(amounts in thousands)
Service cost                                             $ 228           $ 466
Interest cost                                              160             224
Expected return on plan assets                            (189)           (220)
Amortization of actuarial loss                               -             117
-------------------------------------------------------------------------------
Net periodic pension cost                                  199             587
Employee contributions                                     149             364
-------------------------------------------------------------------------------
Net retirement cost                                      $  50           $ 223

The change in benefit obligation and reconciliation of fair value of plan assets for 2001 and 2000 for the ESBP and for the NDBP is as follows:

                                                           ESBP                         NDBP
Change in Benefit Obligation
(amounts in thousands)                                2001          2000          2001          2000
Benefit obligation at beginning of year            $ 9,443       $ 9,220       $ 3,995       $ 4,421
Service cost, net                                        -             -            79           102
Interest cost                                          692           675           160           224
Amortization of unrecognized net loss                   30            35             -             -
Employee contributions                                   -             -           149           364
Curtailment                                              -             -             -          (110)
Benefits paid                                       (1,073)         (435)           (6)           (9)
Adjustment to minimum liability                       (432)          (52)                          -
Actuarial (gain) loss                                    -             -           128          (876)
Effect of exchange rate changes                          -             -             -          (121)
-----------------------------------------------------------------------------------------------------

Benefit obligation at end of period                  8,660         9,443         4,505         3,995
-----------------------------------------------------------------------------------------------------

Reconciliation of fair value of plan assets
Fair value of plan assets at beginning of year           -             -         3,646         2,972
Expected return on plan assets                           -             -           189           220
Employer contributions                                   -             -          (149)          188
Employee contributions                                   -             -           149           364
Benefits paid                                            -             -            (6)           (9)
Unrecognized net gain (loss)                             -             -          (186)           22
Effect of exchange rate changes                          -             -             -          (111)
-----------------------------------------------------------------------------------------------------

Fair value of plan assets at end of year                 -             -         3,643         3,646
-----------------------------------------------------------------------------------------------------
Funded status                                        8,660         9,443           862           349
Unrecognized net actuarial loss                       (971)       (1,403)         (558)         (252)
-----------------------------------------------------------------------------------------------------

Accrued benefit cost                               $ 7,689       $ 8,040       $   304       $    97
-----------------------------------------------------------------------------------------------------
Weighted average discount rate                        7.00%         7.50%         5.00%         5.34%
Salary increase rate                                     -             -          4.00%         4.00%
Expected return on plan assets                           -             -          5.50%         6.50%

For the ESBP, benefits paid to participants are funded by the Company as needed. The plan is deemed unfunded as the Company has not specifically identified Company assets to be used to discharge the deferred compensation benefit liabilities. The Company has purchased insurance on the lives of certain plan participants in amounts considered sufficient to reimburse the Company for the costs associated with the plan for those participants.

The Company also maintains a non-qualified defined-contribution deferred compensation plan for certain key executives. The Company contributions to this plan, $0 in both 2001 and 2000, and $71,000 in 1999, are based on annually defined financial performance objectives.

9. Employee Benefits

401(k) Profit-Sharing Retirement Plan

The Company maintains a contributory 401(k) profit-sharing retirement plan covering substantially all U.S. employees. Company contributions, which are discretionary, may consist of cash and the Company's stock, and were funded and charged to operations in the amounts of $1.9 million, $2.6 million, and $3.5 million for 2001, 2000, and 1999, respectively.

Other Retirement Plans

The Company maintains various retirement plans other than the NDBP discussed in
Note 8. above, covering substantially all of the remaining European employees. Company contributions charged to operations were $0.2 million in 2001, and $0.1 million in both 2000 and 1999.

Other Postretirement Benefits

The Company provides limited healthcare and life insurance benefits to nine retired employees and their spouses, totaling 14 participants, pursuant to contractual agreements.

Net periodic postretirement benefit cost for 2001, 2000, and 1999 is as follows:

Net Periodic Postretirement
Benefit Cost                                         2001       2000       1999
(amounts in thousands)
Interest cost                                        $ 17       $ 35       $ 35
Amortization of transition amount                      29         29         29
Amortization of gain                                  (33)       (10)        (6)
-------------------------------------------------------------------------------
Net periodic postretirement benefit cost             $ 13       $ 54       $ 58


The change in postretirement benefit obligation at December 31, 2001 and 2000 is as follows:

Change in Postretirement
Benefit Obligation                                            2001        2000
(amounts in thousands)
Postretirement benefit obligation at beginning of year       $ 237       $ 500
Interest cost                                                   17          35
Amortization of transition amount                               29          29
Benefits paid                                                  (42)        (28)
Amortization of gain                                           (33)        (10)
Adjustment to unrecognized transition obligation               (29)        (29)
Adjustment to unrecognized gain                                239        (260)
-------------------------------------------------------------------------------
Postretirement benefit obligation at end of year               418         237
Fair value of plan assets at end of year                         -           -
-------------------------------------------------------------------------------
Funded status                                                  418         237
Unrecognized transition obligation                            (322)       (351)
Unrecognized gain                                              213         452
Accrued postretirement benefit cost                          $ 309       $ 338
-------------------------------------------------------------------------------
Weighted average discount rate                                7.00%       7.50%
Salary increase rate                                             -           -


Benefits paid to participants are funded by the Company as needed.

The rate of increase in healthcare costs is assumed to be 10 percent for medical and 8 percent for dental in 2002, gradually declining to 5 percent by the year 2007 and remaining at that level thereafter. Increasing the assumed healthcare cost trend rate by one percentage point would increase the accumulated postretirement benefit obligation by $29,000 at December 31, 2001, and the net periodic cost by $1,000 for the year. A one-percentage-point decrease in the healthcare cost trend would decrease the accumulated postretirement benefit obligation by $26,000 at December 31, 2001, and the net periodic pension by $1,000 for the year.

10. Shareholders' Equity

Employee Stock Purchase Plan

Under the Company's First Employee Stock Purchase Plan (Plan), employees may apply up to 10 percent of their compensation to purchase the Company's common stock. Shares are purchased at the market price on the business day preceding the date of purchase. During 2001, an additional 0.5 million shares were authorized under the Plan. As of December 31, 2001, 422,000 shares remain unissued under the Plan, of the total of 11.5 million shares that had been authorized under the Plan. During 2001, 2000, and 1999, 142,000, 113,000, and 64,000 shares, respectively, were purchased under the plan at an average price of $3.59, $6.29, and $17.30 per share, respectively.

Management Stock Purchase Plan

Under the Company's Management Stock Purchase Plan approved in 1992, 800,000 common shares have been designated (up to 400,000 shares from treasury) for purchase by certain key employees using loans from the Company. During 2001 and 2000, no loans were made to employees.

Shareholder Rights Plan

The Board of Directors adopted a Shareholder Rights Plan in January 1989. Under the plan, one right was distributed for each share of common stock outstanding on January 27, 1989, and on each additional share of common stock issued after that date and prior to the date the rights become exercisable. The rights become exercisable when 20 percent or more of the Company's outstanding common stock is acquired by a person or group, other than Company-provided employee benefit plans, and when an offer to acquire is made. Each right entitles the holder to purchase Series A preferred stock (which is essentially equivalent to common stock) at a 50-percent discount from the then-market price of the common stock or, in the event of a merger, consolidation, or sale of a major part of the Company's assets, to purchase common stock of the acquiring company at a 50-percent discount from its then-market price. The Shareholder Rights Plan was amended in 1999 to provide that the rights expire in November 2008. The rights may be redeemed by the Company at a price of $.01 per right.

Stock Trusts

The Company maintains a Stock Employee Compensation Trust (SECT) to provide funding for existing employee stock plans and benefit programs. Shares are purchased by and released from the SECT by the trustee of the SECT at the request of the compensation committee of the Board of Directors. As of December 31, 2001, all shares remaining in the SECT were unallocated and, therefore, are not considered outstanding for purposes of calculating earnings per share.

SECT activity for 2001, 2000, and 1999 is as follows:

                                                   2001        2000        1999
(amounts in thousands)
Share balance at beginning of year                4,449       4,764       4,423
Shares purchased                                      -           -         599
Shares released:
          Stock option plans                        (28)        (71)       (129)
          Employee Stock Purchase Plan             (142)       (113)        (64)
          Other stock plans                           -        (131)        (65)

Share balance at end of year                      4,279       4,449       4,764


During 1999, shares were purchased by the SECT at an average price of $14.92. No shares were purchased during 2001 or 2000.

During 1999, the Company created an Omnibus Stock Trust (OST) to provide funding for various employee benefit programs. During 1999, the OST purchased 59,000 shares for $1 million. Shares are released from the OST by the trustee at the request of the compensation committee of the Board of Directors. During 2001 and 2000, no shares were purchased by the trust, and no shares were released from the trust in 2001, 2000, or 1999.

Restricted Stock Plan

Under the Company's Restricted Stock Plan, 800,000 shares of restricted stock may be granted to certain key employees. During 2000, all outstanding restricted stock grants were canceled.

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

The per-option weighted-average fair value on the date of grant of stock options granted in 2001, 2000, and 1999, using the Black-Scholes option pricing model, was $2.17, $3.72, and $10.77, respectively. The fair value of the options at the date of grant was estimated with the following weighted-average assumptions:

                                            2001           2000           1999
Expected life (years)                        4.0            4.0            5.4
Dividend yield                               0.0%           1.0%           0.2%
Risk-free interest rate                      4.4%           6.1%           5.0%
Expected volatility                         70.9%          58.5%          47.8%


The Company applies APB Opinion No. 25 in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under FAS No. 123, the Company's net income (loss) and basic and diluted earnings (loss) per share would have been reduced to the pro forma amounts indicated in the chart below:

(amounts in thousands, except per share data)                                  2001           2000           1999

Net income (loss)                           As reported                      $(2,202)       $(5,661)       $16,701
                                            Pro forma                        $(4,551)       $(8,725)       $14,525
Basic earnings (loss) per share             As reported                       $(0.13)        $(0.35)         $1.02
                                            Pro forma                         $(0.28)        $(0.54)         $0.89
Diluted earnings (loss) per share           As reported                       $(0.13)        $(0.35)         $1.00
                                            Pro forma                         $(0.28)        $(0.54)         $0.87


Pro forma amounts for compensation cost may not be indicative of the effects on earnings for future years.

A summary of stock option activity under these plans is as follows:

                                                  Equity Plan     Weighted-Average      1991 Plan  Weighted-Average
(amounts in thousands, except per share data)         Options       Exercise Price        Options    Exercise Price

Outstanding at December 31, 1998                            -                    -      1,946,326            $17.54
Granted                                                     -                    -        132,750            $23.13
Exercised                                                   -                    -       (127,025)            $7.33
Canceled, expired, and forfeited                            -                    -        (94,500)           $22.24
-------------------------------------------------------------------------------------------------------------------

Outstanding at December 31, 1999                            -                    -      1,857,551            $18.48
Granted                                               265,000                $4.10      1,222,500             $8.62
Exercised                                                   -                    -        (70,576)            $5.19
Canceled, expired, and forfeited                            -                    -       (867,350)           $17.73
-------------------------------------------------------------------------------------------------------------------

Outstanding at December 31, 2000                      265,000                $4.10      2,142,125            $13.59
Granted                                             1,298,000                $3.53        226,000             $5.94
Exercised                                                   -                    -        (27,450)            $4.43
Canceled, expired, and forfeited                     (266,000)               $4.87       (676,250)           $10.09
-------------------------------------------------------------------------------------------------------------------

Outstanding at December 31, 2001                    1,297,000                $3.38      1,664,425            $14.13

At December 31, 2001 and 2000, the number of options exercisable under the Equity Plan was 64,000 and 0, respectively, and the weighted average exercise price of those options was $3.16 and $0, respectively. At December 31, 2001 and 2000, the number of options exercisable under the 1991 Plan was 933,988 and 873,535, respectively, and the weighted average exercise price of those options was $18.14 and $18.44, respectively.

The Company previously had a 1981 Stock Option Plan. At December 31, 2001 and 2000, the number of options exercisable under the 1981 Plan was 0 and 500, respectively, and the weighted average exercise price of those options was $0 and $5.31, respectively. The 500 options exercisable at December 31, 2000 were exercised during 2001.

A summary of the range of exercise prices and the weighted average remaining contractual life of outstanding options at December 31, 2001 for the Equity and 1991 Plans is as follows:

                                                                                                   Weighted Average
                                                                         Options         Weighted         Remaining
                                                   Range of       Outstanding at          Average       Contractual
                                            Exercise Prices    December 31, 2001   Exercise Price      Life (Years)

Equity Plan                                  $1.40 to $1.96              280,000           $ 1.60               9.2
                                             $2.35 to $3.08              680,000           $ 2.83              11.3
                                             $5.70 to $7.49              337,000           $ 5.96               9.9

1991 Plan                                  $2.88 to   $3.75              249,875           $ 2.88               7.3
                                           $4.38 to   $6.13              351,750           $ 5.88              10.3
                                           $8.00 to   $9.44               43,200           $ 9.17               3.8
                                          $12.50 to  $18.44              524,250           $15.75               5.6
                                          $21.81 to  $30.31              480,350           $23.98               5.9
                                                     $37.19               15,000           $37.19               8.0


At December 31, 2001, there were 703,000 and 0 shares available for grant under the Equity Plan and 1991 Plan, respectively.

During 2001 and 2000, the Company received stock for treasury valued at $6,000 and $125,000, respectively, from employees through stock option exercise transactions and the cancellation of outstanding restricted stock grants.

12. Significant Customer

International Business Machines (IBM) is the Company's largest customer. IBM accounted for $77.2 million or 24.7 percent, $95.3 million or 27.6 percent, and $128.9 million or 27.3 percent of consolidated 2001, 2000, and 1999 revenue, respectively. The Company's accounts receivable from IBM at December 31, 2001 and 2000 amounted to $17.7 million and $15.9 million, respectively. No other customer accounted for more than 10 percent of revenue in 2001, 2000, or 1999.

13. Litigation

The Company is involved in litigation arising in the normal course of business. In the opinion of management, an adverse outcome to any of this litigation would not have a material effect on the financial condition of the Company.

14. Segment Information

The Company operates in one industry segment, providing IT professional services to its clients. The services provided typically encompass the IT business solution life cycle, including phases for planning, developing, implementing, managing, and maintaining the IT solution. All of the Company's revenues are generated from these services. Additionally, the Company believes its business units have similar economic characteristics and meet the aggregation criteria of FAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." CTG's two reportable segments are based on geographical areas, which is consistent with prior years and prior to the adoption of FAS No. 131.

The accounting policies of the individual segments are the same as those described in Note 1. "Summary of Significant Accounting Policies." CTG evaluates the performance of its segments at the operating income level.

Corporate and other identifiable assets consist principally of cash and temporary cash investments and other assets.

Financial Information Relating to Domestic and Foreign Operations           2001             2000              1999
(amounts in thousands)
Revenue
             North America                                              $265,641         $284,169          $391,496
             Europe                                                       46,489           61,507            80,512
-------------------------------------------------------------------------------------------------------------------
             Total Revenue                                              $312,130         $345,676          $472,008
Depreciation and Amortization
             North America                                                $6,052           $7,300            $5,801
             Europe                                                        1,076              834             1,004
             Corporate and Other                                           1,485            1,562             1,675
-------------------------------------------------------------------------------------------------------------------
             Total Depreciation and Amortization                          $8,613           $9,696            $8,480
Operating Income (loss)
             North America                                               $15,947           $8,127           $36,434
             Europe                                                       (2,728)           2,410             9,860
             Corporate and Other                                         (12,805)         (16,182)          (15,461)
-------------------------------------------------------------------------------------------------------------------
              Total Operating Income (loss)                                 $414          $(5,645)          $30,833
Identifiable Assets
             North America                                              $127,537         $133,841          $154,951
             Europe                                                       10,958           15,947            22,736
             Corporate and Other                                          11,303           12,579            21,472
-------------------------------------------------------------------------------------------------------------------
             Total Identifiable Assets                                  $149,798         $162,367          $199,159
Capital Expenditures
             North America                                                $2,065           $2,914            $2,295
             Europe                                                          710              693             1,038
             Corporate and Other                                           1,429            1,445             1,176
-------------------------------------------------------------------------------------------------------------------
             Total Capital Expenditures                                   $4,204           $5,052            $4,509

15. Quarterly Financial Data (Unaudited)

Quarters                                              First          Second          Third          Fourth          Total
(amounts in thousands, except per share data)

2001
Revenue                                             $82,768         $83,756        $75,065         $70,541       $312,130
Direct costs                                         59,188          59,092         52,723          49,375        220,378
-------------------------------------------------------------------------------------------------------------------------
Gross profit                                         23,580          24,664         22,342          21,166         91,752
Selling, general, and administrative expenses        26,802          23,225         21,275          20,036         91,338
-------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                              (3,222)          1,439          1,067           1,130            414
Interest and other expense, net                        (727)         (1,406)          (808)           (756)        (3,697)
-------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                    (3,949)             33            259             374         (3,283)
Net income (loss)                                   $(1,380)        $(1,357)          $182            $353        $(2,202)
Basic net income (loss) per share                    $(0.08)         $(0.08)         $0.01           $0.02         $(0.13)
Diluted net income (loss) per share                  $(0.08)         $(0.08)         $0.01           $0.02         $(0.13)

2000
Revenue                                             $95,995         $86,468        $79,842         $83,371       $345,676
Direct costs                                         69,516          61,501         55,190          58,121        244,328
-------------------------------------------------------------------------------------------------------------------------
Gross profit                                         26,479          24,967         24,652          25,250        101,348
Selling, general, and administrative expenses        33,572*         27,169         22,092*         24,160        106,993*
-------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                              (7,093)         (2,202)         2,560           1,090         (5,645)*
Net interest and other expense                         (782)           (674)          (766)           (812)        (3,034)
-------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                    (7,875)         (2,876)         1,794             278         (8,679)*
Net income (loss)                                   $(4,771)          $(852)         $(209)           $171        $(5,661)*
Basic net income (loss) per share                    $(0.30)         $(0.05)        $(0.01)          $0.01         $(0.35)*
Diluted net income (loss) per share                  $(0.29)         $(0.05)        $(0.01)          $0.01         $(0.35)*

 * Includes the net expense of a restructuring charge which increased selling, general, and administrative expenses (including a charge of $5.7 million in the first quarter and a credit of $1.5 million in the third quarter), operating loss, and loss before income taxes by $4.2 million; net loss by $3.0 million; and basic and diluted net loss per share by $0.18

Corporate Information

Stock Market Information                High               Low
Year ended December 31, 2001
First Quarter                          $7.13             $3.88
Second Quarter                         $6.40             $3.45
Third Quarter                          $3.85             $2.00
Fourth Quarter                         $3.98             $1.30

Year ended December 31, 2000
First Quarter                         $20.00            $10.00
Second Quarter                        $11.00             $4.75
Third Quarter                          $7.75             $3.00
Fourth Quarter                         $6.38             $2.69

The Company's common shares are traded on the New York Stock Exchange under the symbol CTG, commonly abbreviated Cptr Task.

On February 13, 2002, there were 3,276 record holders of the Company's common shares. The Company did not pay a dividend in 2001. The Company paid an annual cash dividend of $.05 per share from 1993 to 2000 and, prior to that, paid $.025 per share annually since 1976 plus a 10 percent share dividend in 1980.

Annual Meeting

The annual meeting of shareholders has been scheduled for May 1, 2002 in Buffalo, New York, for shareholders of record on March 15, 2002.

Form 10-K Available

Copies of the Company's Form 10-K Annual Report, which is filed with the Securities and Exchange Commission, may be obtained without charge upon written or verbal request to:

Computer Task Group, Incorporated
Investor Relations Department
800 Delaware Avenue
Buffalo, NY  14209-2094
(716)887-7400

Transfer Agent and Registrar

EquiServe

Our Transfer Agent is responsible for our shareholder records, issuance of stock certificates, and distribution of our dividends and the IRS Form 1099. Your requests, as shareholders, concerning these matters are most efficiently answered by corresponding directly with EquiServe:

EquiServe Trust Company, N.A.
P.O. Box 43010
Providence, RI  02940-3010

(781)575-3170 (MA residents)
(800)730-4001
(781)828-8813 (fax)
www.equiserve.com
-----------------

Independent Certified Public Accountants
Deloitte & Touche LLP
Key Bank Tower, Suite 250
50 Fountain Plaza
Buffalo, NY  14202

CTG Board of Directors

George B. Beitzel
Retired Senior Vice President and Director of IBM

James R. Boldt
President and Chief Executive Officer of CTG

R. Keith Elliott
Retired Chairman and Chief Executive Officer of Hercules Incorporated

Randolph A. Marks
Chairman and Co-founder of CTG;
Retired Chairman of American Brass Company



CTG Officers

Alex P. Alexander
Vice President, CTG Retail SolutionsTM

G. David Baer
Executive Vice President and Co-founder of CTG

James R. Boldt
President and Chief Executive Officer

Arthur W. Crumlish
Vice President, Strategic Staffing Services

Stephen D'Anna
Vice President, Operations, North America

Gregory M. Dearlove
Vice President and Chief Financial Officer

Paul F. Dimouro
Vice President, Operations

Filip J.L. Gyde
Vice President and General Manager,
CTG Europe

Jonathan M. Harding
Vice President and General Manager,
North America

Thomas J. Niehaus
Vice President and General Manager,
CTG HealthCare SolutionsTM

Peter P. Radetich
Vice President, Secretary, and General Counsel

Rick N. Sullivan
Vice President, Western Region,
Strategic Staffing Services