Form 10-K, Exhibit 13
period 2002-12-31
COMPUTER TASK GROUP INC
filed 2003-03-27
CIK 23111

                                                                      EXHIBIT 13

                        COMPUTER TASK GROUP, INCORPORATED

                          ANNUAL REPORT TO SHAREHOLDERS

Company Profile
In 2002, CTG began our 37th year of delivering information technology (IT) services that provide real business value to our customers. Our fully integrated array of IT staffing, application management outsourcing, and industry-focused IT solutions is backed by a time-tested suite of formal methodologies, a proprietary database of best practices, and an international network of strategic alliances and partnerships. Our 2,800 business and IT experts, based in an international network of offices in North America and Europe, help our clients use IT to achieve their business objectives.

Mission
CTG's mission is to provide IT services and solutions that add real business value to our customers while creating professional opportunities for our employees and value for our shareholders.

Vision
CTG's vision is to be recognized as a leading provider of value-added IT services and solutions in our selected markets.

Table of Contents
         1        Letter to Shareholders
         4        Service Offering: IT Staffing - Strategic
         6        Service Offering: IT Staffing - Flexible
         8        Service Offering: IT Solutions - Development and Integration
         10       Service Offering: IT Solutions - Consulting
         12       Service Offering: Application Management Outsourcing
         14       Consolidated Summary: Selected Financial Information
         15       Management's Discussion and Analysis
         20       Independent Auditors' Report
         21       Consolidated Financial Statements
         26       Notes to Consolidated Financial Statements
         36       Corporate Information
         37       CTG Board of Directors and Officers

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


Dear Fellow Shareholder:
2002 marked CTG's 37th year of business as an information technology (IT) services and solutions provider and the third consecutive extraordinarily difficult year for the company and the entire IT industry. CTG has weathered the post-year 2000 technology fallout better than most competitors due to our diverse business mix and client base and the strategy we adopted in mid-2001. At that time, we responded prudently to the prolonged technology downturn by adjusting costs to current revenues. Since then, we have managed our business to achieve modest operating profitability, while maintaining the resources to serve our current clients' needs and respond to new business opportunities. We also realigned our service offerings and resources to focus our strengths on the areas with the greatest long-term growth potential for CTG: IT staffing, application management outsourcing (AMO), and IT solutions. We continued this strategy into 2002, and it has proven to be an effective stay-in-the-game plan for CTG.

Despite lower revenues in 2002--$263.3 million compared with $320.2 million in 2001--CTG increased its operating income in 2002 to $4.0 million from $0.4 million in 2001. CTG also continues to maintain a strong financial position and ended 2002 with just $8.5 million in long-term debt. Our 2002 net income before the cumulative effect of change in accounting principle was $1.4 million, or $0.08 per diluted share. In 2002, there was a $37.0 million charge for the cumulative effect of change in accounting principle related to our adoption of Statement of Financial Accounting Standard (SFAS) No. 142, "Goodwill and Other Intangible Assets." Although this non-cash writedown was primarily related to the healthcare IT services firm that we acquired in 1999, our healthcare IT practice is generating approximately the same level of revenue and earnings now as it did in 1999; and it is growing at an annual rate of nearly 20%, an outstanding growth rate in the current IT services environment. Healthcare IT represents a very strong sector of our business, and the decline in its valuation is primarily due to the reduction in market value multiples that has occurred industrywide over the last three years.


CTG's Market Approach
CTG's market approach combines comprehensive IT service offerings with significant industry experience. We currently have three major horizontal service offerings: IT staffing, application management outsourcing, and IT solutions. We are focusing on four major vertical markets, which make up approximately 55% of our current business. These vertical markets are technology service providers, financial services, healthcare, and retail.
CTG's "weaving" of IT expertise with industry experience is a very meaningful value proposition for our clients. Our deep understanding of our clients' businesses and IT needs enables us to better respond to client requirements and provide more effective technology support for their businesses. This approach contributes to strong, long-term client relationships.


Market Opportunity for CTG
Most agree that growth in capital expenditures is needed for a full-fledged recovery in the technology sector since almost half of all capital expenditures are technology-based. There is some indication that this could begin to take place in 2003, but it is too soon to say with certainty that we will see meaningful growth in capital spending this year. That said, we do see pockets of opportunity and some positive signs in our business. An increase in staffing demand began in the third quarter of 2002, and staffing is usually the first area of our business to recover from an economic slowdown.

CTG's horizontal offerings and vertical market focus do put us in a good position to capitalize on positive market trends and emerging opportunities. The demand for application management outsourcing services is expected to continue rising due to cost efficiencies and clients' increased focus on their core businesses. Current outsourcing demand is particularly strong in financial services and healthcare, two significant vertical markets where CTG has extensive experience.

The Health Insurance Portability and Accountability Act (HIPAA) remains a major opportunity for CTG with a series of deadlines extending over the next few years. In 2002, initial HIPAA compliance assessments exceeded our expectations. In 2003, HIPAA remediation is expected to surpass last year's efforts, and the ongoing potential for further monitoring and compliance should represent a significant opportunity for our healthcare practice in the years to come. The growing use of computerized physician order entry (CPOE) systems designed to improve medical instructions and reduce physician error is also contributing to rising healthcare IT services demand in the marketplace.

The increased focus on data security by corporate senior managements and boards of directors is increasing market demand for security assessments and remedial network security work. CTG significantly strengthened its capabilities in e-security over the last 12 months, recognizing that e-security is needed by all of our customers. We have a very solid foundation in e-security and continue to expand our practice on a monthly basis.

Retail is another industry where CTG has significant experience and where the potential exists for considerable new demand. Expansion of the U.S. Universal Product Code (UPC) to 13 digits and the international UPC code to 14 digits by 2005 will drive demand for new point-of-sale (POS) systems and legacy system remediation, as UPC codes are the centerpiece of most retail systems and affect the entire supply chain. For now, the current major opportunity in retail IT for CTG is in leveraging business intelligence to support direct marketing. Technology service and solution providers represent a significant vertical market for CTG. In a September 2001 paper, "Service Providers Become Dominant Purchaser of IT Services," Gartner defined this market as "technology aggregators"--firms that use a "value chain" of other IT service providers to deliver IT solutions to their end customers looking to purchase external IT support from a single or limited number of suppliers. CTG supports this market by providing IT talent to supplement the internal resources of these large technology service and solution providers. According to Gartner, nearly three-fourths of IT service providers expect that it is "likely" to "very likely" that this strategy (buying from other IT service providers) will become a predominant buying pattern by 2005. IBM, our largest customer, is the best example of the technology aggregator business model, and our significant long-term relationship with IBM underscores our ability to effectively support this growing market.

Corporate Governance
2002 brought a sharper focus on corporate governance for public companies. CTG does not anticipate the need to make significant changes to comply with the Sarbanes-Oxley Act, as our board had already instituted many of the Act's requirements. We have historically limited non-audit services provided by our auditors and already have an independent audit committee with a financial expert on the committee. With the expansion of CTG's board in April 2002, six of our seven directors are independent. We added three outside directors with background in key areas: marketing, academia, and significant corporate IT use. Randy Clark, chairman of Dunn Tire Corporation, brings a marketing background to provide insight into our sales and marketing function. Dr. John Palms, professor of physics and former president of the University of South Carolina, contributes an academic perspective to the board, adding valuable insight to the significant portion of our healthcare business that focuses on university hospitals. As a leader of a company that is a heavy technology user, Dan Sullivan, president and CEO of FedEx Ground, affords the perspective of our target customer to CTG's board. Our expanded board has been a valuable resource this year, as we have been challenged by reduced corporate IT spending while still positioning the company to take best advantage of areas where we are strongest and to respond to market opportunity.

What's Ahead?
Ironically, it is a "best of times, worst of times" environment for our business. Never has information technology been in a better place to enhance business success. At the same time, the combinations of the tech bubble and dot-com implosion and the prolonged economic downturn have made companies reluctant to make significant new investments in technology. Given all that IT has to offer business to enhance productivity and performance, IT spending will eventually increase and return to more normal levels. Additionally, we continue to see overcapacity in our industry being corrected, which will benefit service providers like CTG that are still in the game.

During this very challenging period, CTG has done many things right strategically, financially, and operationally to continue to be a viable participant in our industry and to resume growth as market conditions improve. Looking ahead, CTG's market approach, which weaves strong core horizontal competencies with significant vertical market experience, enhances our ability to capitalize on current market opportunities and any incremental improvements in market demand for IT services. We continue to be confident that this strategy is the right direction to again grow our business and enhance CTG's financial performance and shareholder value.

James R. Boldt
Chairman and Chief Executive Officer

IBM For nearly 35 years, CTG has provided IBM, the world's largest technology service provider, with a wide array of technical services. CTG's success at IBM results from our ability to provide a high volume of talented employees and quality service at competitive prices. We have the structure, processes, and business model to help large clients such as IBM augment their IT staffs quickly and reduce their IT services costs. This experience and approach positions CTG to effectively support the growing number of large technology service providers aggregating technology services from a variety of sources on behalf of their clients.

In the mid-1990s, CTG was designated as a national technical services supplier to IBM in both the United States and Canada. In addition to these national contracts, CTG provides IT services to IBM in Belgium and the Netherlands, where we are a core supplier; and in the United Kingdom. Our services include supplemental staffing, consulting, operations management, help desk, desk-side support, and training.
A CTG Client Since 1969

Service Offering    IT Staffing - Strategic
Through our Strategic Staffing Service (SSS) offering, CTG recruits, retains, and manages IT talent for organizations with multiple locations and high-volume IT requirements. We use ISO 9001:2000-certified methodologies and service-level-driven processes to transition client staff to CTG where appropriate, manage customer relationships efficiently and cost-effectively, and certify and supervise subcontractors. CTG's vendor management capability is augmented by CTGExchangeTM, an integrated management tool that handles the full cycle of procuring IT resources, from initial requisition to project completion. SSS gives our clients the advantage of a sole-source provider that is closely aligned with their strategic goals and able to deliver resources on a companywide basis to achieve cost reduction, improved service, and a competitive edge.

Elizabeth Fallon  Relationship Manager, IBM
"CTG has expanded the range of support that we provide IBM to include education services. I think that CTG's long and significant relationship with IBM really comes down to our proven ability to respond quickly to their changing needs on a very large scale."


Service Offering    IT Staffing - Flexible
CTG's staff augmentation capabilities serve clients with intermittent or low-volume staffing needs. Our services provide fast access to highly specialized "niche" skills or those needed for relatively short periods of time. CTG flexible staffing arrangements eliminate the costs associated with employee recruitment, retention, and benefits, while giving clients the benefit of our proprietary ISO 9001:2000-certified methodologies, tools, and techniques. Our central requirements distribution and tracking center enables us to fulfill customer requirements with the right professionals within two to 48 hours. That flexibility, backed by in-depth experience and a willingness to adapt to client preferences, has earned us the position of preferred staffing vendor at numerous companies across North America and Europe.

Ann Ryngaert      Account Executive, KBC
"CTG helps our clients even out the peaks and valleys of a variable IT workload. We also provide in-demand skills to supplement our clients' staffs quickly and cost-effectively."

KBC Banking & Insurance CTG's European operation has provided IT staffing and solutions services to KBC Banking & Insurance, one of the top three financial groups in Belgium, for seven years. We supply KBC with experienced IT professionals who perform application development and maintenance, software analysis, testing services, IT support, and project management.
KBC relies on CTG to locate highly qualified consultants with specific skills and expertise, on an as-needed basis. Because CTG has access to a significant pool of IT talent and is committed to fully understanding KBC's business, we are able to deliver to requirements and help KBC meet its technology needs in an expeditious and cost-efficient manner.
Financial services companies can benefit from the use of external IT support because of the flexibility and cost savings it offers. The combination of industry experience and IT staffing and solutions expertise makes CTG a strong partner for banks, brokerages, and insurance companies seeking to augment internal IT staffs or outsource selected IT services.
A CTG Client Since 1996

Service Offering    IT Solutions - Development and Integration
CTG plans, designs, implements, and maintains a full range of IT solutions for our clients. At the planning stage, we help define business needs and decide on the right IT solutions to meet them. Our technology experts and vertical industry specialists evaluate the current application portfolio and data architecture and design solutions that range from selection and implementation of packaged software to the construction of new systems. During a project's implementation phase, new technology is integrated seamlessly with existing systems to achieve overall process improvement. CTG's systems integration expertise maximizes the value of vital information assets through the construction of strategic system linkages that make mission-critical data readily accessible to users and processes throughout the enterprise.

M.H. Mac McMillan National Practice Director, E-Security
"Security is all about trust and confidence. As an information security partner, CTG not only provides solutions that protect our clients' systems and data, but we also educate clients on how to safeguard their information assets and still maintain the systems access and functionality they need to run their businesses."

Virtua Health Protecting the privacy of medical information has become a priority as healthcare organizations increase their reliance on electronic systems for everything from human resources to patient medical records. In 2001, Virtua Health, the largest healthcare provider in southern New Jersey, engaged CTG to assist with its vital information security program.

CTG began by conducting an information security assessment, which resulted in a detailed remediation plan for compliance with the Health Insurance Portability and Accountability Act (HIPAA), as well as satisfaction of Virtua Health's own security objectives. Since the assessment, CTG has supported Virtua Health's remediation efforts with secure engineering support, policy and program development support, staff augmentation, and ongoing security testing. In 2002, Virtua Health became an Audit Services Partner, a program where CTG provides annual security audits, external security testing, on-call engineering support, and 24/7 call center support to assist clients in maintaining the integrity of their information security. Virtua Health is also a Technology Partner, a collaborative program where CTG provides customer-based evaluations of new and existing security technologies.

CTG's services have enabled Virtua Health to accelerate its readiness for HIPAA compliance and to develop and implement a best practices information security program.
A CTG Client Since 1994


WineISIT.com CTG brings significant experience to the retail industry, helping retailers improve same-store sales, gross margin, and transaction size through an integrated suite of service offerings that includes customer relationship management (CRM) benchmarking, CRM strategy definition and execution planning, technology foundation improvement, loyalty programs, business intelligence, and customer-specific marketing.

WineISIT.com, a new customer of CTG's Retail Solutions group, is in the business of providing outsourced marketing services to suppliers and independent retailers of wine and spirits throughout the United States. Retailers using WineISIT's marketing services currently represent $1.4 billion of the $19 billion independent retailer wine and spirit market. In 2002, the company teamed with CTG Retail SolutionsTM to design and build a system that will manage the customer loyalty, business intelligence, and customer-specific marketing functions of its marketing service. The partnership of WineISIT's wine and spirit industry experience with CTG's retail marketing knowledge and technological expertise will soon result in the deployment of a system with the functionality to drive sales and margin growth, the efficiency to do so at an attractive price, and the scalability to support hundreds of suppliers and retailers. This system will significantly enhance WineISIT's services and help increase the company's penetration of the highly profitable retail wine and spirit market.
A CTG Client Since 2002

Service Offering    IT Solutions - Consulting
CTG business consultants support clients in assessing and evaluating their business strategies, operations, and processes to achieve measurable improvements in business performance using information technology. Our consulting services include requirements definition, which analyzes and documents business processes and user requirements in preparation for system development and implementation activities; and technology selection, which helps clients evaluate and select packaged software or infrastructure components such as networks and platforms. Other services include IT architecture blueprinting, which creates a "blueprint" of an organization's optimal IT infrastructure; and feasibility and assessment studies that evaluate organizational readiness for new technology. The CTG approach emphasizes collaboration, and a primary objective of each consulting engagement is the transfer of intellectual property and technical knowledge from our experts to the client organization.

Jeff Falvey       Principal Consultant, CTG Retail SolutionsTM
"WineISIT has crafted a great strategy. CTG is helping assure effective execution with our content, process, and technology expertise."

Service Offering    Application Management Outsourcing
CTG continues to build on our national reputation as a leading provider of application management and IT outsourcing solutions. Our application management outsourcing (AMO) services encompass support for single or multiple applications; a full suite of systems maintenance, enhancement, development, and integration solutions; and facilities management. CTG's specialized expertise in transitional outsourcing serves clients in need of support for special projects or backup for internal IT resources focusing on a major systems implementation or acquisition. Our multi-tiered delivery model tailors our services to client requirements using a blend of onshore, nearshore, and offshore resources to satisfy customer-specific cost, quality control, and risk management priorities. CTG's proprietary Application AdvantageTM methodology and AssureWareTM suite of CTG-developed tools provide value-added support for our outsourcing services.

Jim Hazelett      Engagement Manager, Bayer
"When I began working as an IT consultant at CTG, my manager said, `Just do what's right for your client,' and that's still my first priority and very much how CTG approaches the client-consultant relationship. CTG provides application support that consistently meets service level agreements and quality standards so our AMO clients can focus on higher-priority IT initiatives and their core businesses."

Bayer Corporation CTG's first major AMO contract with Bayer Corporation was awarded in 1994, when we assumed responsibility for the management of approximately 30 legacy applications. Today, CTG manages applications that support the chemicals and healthcare businesses of Bayer at its Pittsburgh, Pennsylvania and Elkhart, Indiana sites. We have also performed AMO functions in support of Bayer affiliate facilities in Canada.

A 26-year CTG client, Bayer initially engaged CTG to provide technical services and has significantly expanded our relationship since then. In addition to AMO and the recent outsourcing of selected help desk services, CTG, a preferred provider of Bayer, provides IT staffing and IT solutions support on a project basis. Most recently, CTG began to support Bayer in compliance initiatives for 21 CFR Part 11, an FDA regulation mandating the use of electronic records and signatures by all companies using computer systems to produce or distribute FDA-regulated products.

We believe that the strength of CTG's relationship with Bayer stems from our proven track record and ability to provide quality services at a competitive price. Our depth of expertise in business application management helps Bayer maintain the high level of focus and technical skill it needs for mission-critical business initiatives that enhance its competitive position. As more companies consider outsourcing IT functions, CTG's broad-based experience in a variety of industries gives us an important advantage in expanding our AMO business.
A CTG Client Since 1977

Consolidated Summary - Five-Year Selected Financial Information

Consolidated Summary                              2002             2001              2000             1999           1998
(amounts in millions, except per-share data)
Operating Data
Revenue                                       $  263.3          $    320.2      $     354.8        $  486.3        $  477.8
Operating income (loss)                       $    4.0          $      0.4      $      (5.6)**     $   30.8***     $   39.9
Net income (loss)
before cumulative effect of change in
accounting principle                          $    1.4          $     (2.2)     $      (5.7)**     $   16.7***     $   24.0
Net income (loss)                             $  (35.7)*        $     (2.2)     $      (5.7)**     $   16.7***     $   24.0
Basic net income (loss) per share
before cumulative effect of change in
accounting principle                          $   0.08          $    (0.13)     $     (0.35)**     $   1.02***     $   1.48
Basic net income (loss) per share             $  (2.15)*        $    (0.13)     $     (0.35)**     $   1.02***     $   1.48
Diluted net income (loss) per share
before cumulative effect of change in
         income (loss) per share              $  (2.11)*        $    (0.13)     $     (0.35)**     $   1.00***     $   1.42
Cash dividend per share                       $      -          $        -      $      0.05        $   0.05        $   0.05

Financial Position
Working capital                               $   17.2          $     20.3      $      12.5        $   35.2        $   74.9
Total assets                                  $   99.2          $    149.5      $     162.4        $  199.2        $  156.8
Long-term debt                                $    8.5          $     15.5      $       9.7        $   31.4        $      -
Shareholders' equity                          $   52.4          $     86.6      $      88.8        $   94.9        $   83.4

* Includes a charge for the cumulative effect of a change in accounting principle related to the adoption of Financial Accounting Standard (FAS) No. 142, "Goodwill and Other Intangible Assets," which reduced net income by $37.0 million, basic net income per share by $2.23, and diluted net income per share by $2.19

** Includes the net expense of a restructuring charge, which increased operating loss by $4.2 million, net loss by $3.0 million, and basic and diluted net loss per share by $0.18

*** Includes the expense of a non-recurring arbitration award, which lowered operating income by approximately $2.5 million, net income by approximately $1.5 million, and basic and diluted net income per share by $0.09

Revenue  (in millions)

$354.8
$320.2
$263.3

00       01       02

Operating Income (loss) (in millions)

$4.0
$0.4
$(1.5)*
00       01       02

Diluted Net Income (loss) Per Share Before Cumulative Effect of
Change in Accounting Principle
$0.08
$(0.13)
$(0.17)*
00       01       02

* Excludes the net expense of a restructuring charge, which increased operating loss by $4.2 million and diluted net loss per share by $0.18

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

Results of Operations
To better understand the financial trends of the Company, the table below sets forth data as contained on the consolidated statements of operations, with the percentage information calculated as a percentage of consolidated revenues.

Year ended December 31,                        2002        2001        2000
(percentage of revenue)
Revenue                                       100.0%      100.0%      100.0%
Direct costs                                   72.5%       71.4%       71.4%
Selling, general, and administrative
expenses, less restructuring charge
in 2000                                        26.0%       28.5%       29.0%
Restructuring charge                            0.0%        0.0%        1.2%
Operating income (loss)                         1.5%        0.1%       (1.6)%
Interest and other expense, net                (0.6)%      (1.1)%      (0.9)%
Income (loss) before income taxes
and cumulative effect of change
 in accounting principle                        0.9%       (1.0)%      (2.5)%
Provision (benefit) for income taxes            0.4%       (0.3)%      (0.9)%
Net income (loss) before
cumulative effect of change
in accounting principle                         0.5%       (0.7)%      (1.6)%
Cumulative effect of change
in accounting principle                       (14.1)%        --          --
Net loss                                      (13.6)%      (0.7)%      (1.6)%

2002 as compared to 2001
In 2002, CTG recorded revenue of $263.3, a decrease of 17.8 percent when compared to 2001 revenue of $320.2 million. The year-over-year revenue decrease is a result of the ongoing recession in the technology sector that has had a significant negative effect on customer spending for information technology services. North American revenue decreased by $46.9 million or 17.1 percent in 2002 as compared to 2001, while revenue from European operations decreased by $10.0 million or 21.6 percent. European revenues were 13.8 percent and 14.5 percent of total Company revenues in 2002 and 2001, respectively.

The 2001 to 2002 revenue decline was slightly offset by the weakening of the U.S. dollar as compared to the currencies of the Netherlands, Belgium, the United Kingdom, and Luxembourg, the countries in which the Company's European subsidiaries operate. If there had been no change in these foreign currency exchange rates from 2001 to 2002, total consolidated revenues would have been $1.7 million lower. In November 2000, the Company signed a contract with IBM for three years as one of IBM's national technical service providers for the United States. This contract covered 95 percent of the total services provided to IBM by the company in 2002. In 2002, IBM continued to be the Company's largest customer, accounting for $51.9 million or 19.7 percent of total revenue as compared to $78.3 million or 24.5 percent of 2001 revenue. Although revenues from IBM have been constrained in 2002, the Company expects to continue to derive a significant portion of its revenue from IBM in 2003 and future years. While the decline in revenue from IBM has had a negative effect on the Company's revenues and profits, the Company believes a simultaneous loss of all IBM business is unlikely to occur due to the diversity of the projects performed for IBM and the number of locations and divisions involved.

Direct costs, defined as costs for billable staff including billable out-of-pocket expenses, were 72.5 percent of revenue in 2002 as compared to 71.4 percent of 2001 revenue. The increase in direct costs as a percentage of revenue in 2002 as compared to 2001 is primarily due to the costs, including severance, associated with the reduction of unutilized personnel in the Company's European operations and the recession previously mentioned, which has adversely affected the rates at which the Company bills customers for its services.

Selling, general, and administrative (SG&A) expenses were 26.0 percent of revenue in 2002 as compared to 28.5 percent of revenue in 2001. During 2002, due to the adoption of Financial Accounting Standard (FAS) No. 142, "Goodwill and Other Intangible Assets," the Company discontinued the amortization of its existing goodwill. In 2001, such amortization totaled $4.0 million, or $0.24 basic and diluted earnings per share. If such amortization expense were excluded from the 2001 balances, SG&A expense as a percentage of revenue would have been
27.3 percent in 2001. The decline in SG&A expense year over year is due to the Company continuing to align its cost structure to the current level of revenue. Operating income from North American and Corporate operations was $7.7 million and $2.8 million in 2002 and 2001, respectively, while European operations recorded an operating loss of $3.7 million and $2.4 million in 2002 and 2001, respectively. Interest and other expense, net was (0.6) percent of revenue in 2002 and (1.1) percent in 2001. The decrease as a percentage of revenue from 2001 to 2002 is primarily due to lower average outstanding indebtedness balances and lower interest rates in 2002. The provision (benefit) for income taxes was
39.5 percent in 2002 and (32.9) percent in 2001. The 2001 effective rate was favorably impacted by the resolution of both domestic and foreign tax matters.

Net loss for 2002 was (13.6) percent of revenue or $(2.11) per diluted share, compared to a net loss of (0.7) percent of revenue or $(0.13) per diluted share in 2001. Net income before the cumulative effect of change in accounting principle for 2002 was 0.5 percent of revenue or $0.08 per diluted share, compared to a loss of (0.7) percent of revenue or $(0.13) per diluted share in 2001. Diluted earnings per share were calculated using 16.9 million and 16.4 million equivalent shares outstanding in 2002 and 2001, respectively. The increase in equivalent shares outstanding in 2002 is due to additional weighted-average shares outstanding and the dilutive effect of outstanding stock options.

In July 2001, the Financial Accounting Standards Board (FASB) issued FAS No. 141, "Business Combinations," and FAS No. 142, "Goodwill and Other Intangible Assets." These standards made significant changes to the accounting for business combinations, goodwill, and intangible assets. FAS No. 141 eliminated the pooling-of-interests method of accounting for business combinations with limited exceptions for combinations initiated prior to July 1, 2001. In addition, it clarified the criteria for recognition of intangible assets apart from goodwill. This standard was effective for business combinations completed after June 30, 2001.

FAS No. 142 discontinued the practice of amortizing goodwill and indefinite-lived intangible assets and initiated a review, at least annually, for impairment. Intangible assets with a determinable useful life will continue to be amortized over their useful lives. FAS No. 142 applies to existing goodwill and intangible assets, and such assets acquired after June 30, 2001. FAS No. 142 was effective for fiscal years beginning after December 15, 2001. Accordingly, the Company adopted this standard as of January 1, 2002, and no longer amortizes its existing goodwill since that date.

In conjunction with the adoption of FAS No. 142, the initial valuation of the business unit to which the Company's goodwill relates was completed by an independent appraisal company. Such valuation indicated that the carrying value of the business unit was greater than the determined fair value. The goodwill on the Company's balance sheet primarily relates to the acquisition in February 1999 of the healthcare information technology services provider Elumen Solutions, Inc. Although the revenues and profits for this unit dipped in 2000 and 2001, in 2002 the revenues and profits for that unit are similar to when the acquisition was completed in 1999. However, the valuation of technology companies in 1999 was relatively high as compared to the valuations at the beginning of 2002. Accordingly, as a result of the independent appraisal which considered the fair market values of similar companies, the Company recorded a $37.0 million non-cash charge for impairment of goodwill in that business unit in the Company's year-to-date financial results, as a cumulative effect of a change in accounting principle. There was no tax associated with this impairment, as the amortization of this goodwill was not deductible for tax purposes.

As of January 1, 2003, the Company completed its annual valuation of the business unit to which the Company's goodwill relates. This valuation indicated that the estimated fair value of the business unit exceeded the carrying value of this unit. Accordingly, the Company believes no additional impairment is required to be recorded in its consolidated financial results.

In August 2001, the FASB issued FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses the accounting and reporting for the impairment or disposal of long-lived assets. The Company adopted this standard effective January 1, 2002. During the first quarter of 2002, the Company began to actively market one of its owned properties for sale, and has classified this property as held for sale on its consolidated balance sheet. During 2002, the Company made an adjustment of approximately $0.1 million to the carrying value of this asset in order to write down the property's value to the anticipated net fair value.

During the first quarter of 2002, based upon new interpretive guidance issued for the accounting for billable expenses under Emerging Issues Task Force issue No. D-103, "Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred," the Company began to record its billable expenses on a gross basis as both revenue and direct costs, rather than on a net basis. Such costs totaled $6.8 million and $8.1 million in 2002 and 2001, respectively. The 2001 revenue and direct cost balances on the consolidated statement of operations have been restated from those which were previously reported.

In June 2002, the FASB issued FAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses the accounting and reporting for costs associated with the exit from or disposal of a portion of a company's operations. The provisions of this standard are effective for any exit or disposal activities initiated after December 31, 2002. At this time, the adoption of this standard is not expected to impact the financial position or results of operations of the Company.

In December 2002, the FASB issued FAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." This standard provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. Additionally, the standard also requires prominent disclosures in the Company's financial statements about the method of accounting used for stock-based employee compensation, and the effect of the method used when reporting financial results. The provisions of this standard are effective for financial statements for fiscal years ending after December 15, 2002. As allowed by FAS No. 123, "Accounting for Stock-Based Compensation," the Company continues to apply Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations when accounting for its stock option plans. No compensation cost has been recognized in these consolidated financial statements for outstanding stock options. As required, the Company has applied the additional disclosure provisions as prescribed by FAS No. 148, which can be found in Footnote No. 1 under the heading "Stock-Based Employee Compensation."

Critical Accounting Policies
The SEC issued Financial Reporting Release No. 60, "Cautionary Advice Regarding Disclosure of Critical Accounting Policies" (FR No. 60) in December 2001 that requires companies to disclose those accounting policies that include estimates that could be of a critical nature. In evaluating FR No. 60, CTG has determined that its sole critical accounting estimate involves the valuation of its existing goodwill balance. As previously discussed, FAS No. 142 discontinued the practice of amortizing goodwill and indefinite-lived intangible assets and initiated a review, at least annually, for impairment. With the adoption of FAS No. 142 in 2002, CTG recorded a charge of $37.0 million, representing the cumulative effect of the change in accounting principle. Going forward, the remaining goodwill balance will be evaluated annually, or more frequently if facts and circumstances indicate impairment may exist. These evaluations will be based on estimates and assumptions that may analyze the appraised value of similar transactions from which the goodwill arose, the appraised value of similar companies, or estimates of future discounted cash flows. The estimates and assumptions on which the Company's evaluations are based necessarily involve judgments and are based on currently available information, any of which could prove wrong or inaccurate when made, or become wrong or inaccurate as a result of subsequent events.

As of January 1, 2003, the Company completed its annual valuation of the business unit to which the Company's goodwill relates. This valuation indicated that the estimated fair value of the business unit exceeded the carrying value of this unit. Accordingly, the Company believes no additional impairment is required to be recorded in its consolidated financial results. Changes in future valuations, however, could lead to additional impairment charges.

2001 as compared to 2000
In 2001, CTG recorded revenue of $320.2 million, a decrease of 9.8 percent when compared to 2000 revenue of $354.8 million. North American revenue decreased by $19.6 million or 6.7 percent during the year, while revenue from European operations decreased by $15.0 million or 24.4 percent. European revenues were
14.5 percent and 17.3 percent of total Company revenues in 2001 and 2000, respectively. The companywide decrease in revenue in 2001 from 2000 was primarily due to the continued economic slowdown throughout 2001, which negatively affected the purchase of IT services by companies worldwide. This economic slowdown also continued throughout 2002. Additionally, the year-over-year decline was due to a help desk contract in Europe that ended in the second quarter of 2000.

The 2000-to-2001 year-to-year revenue decline rate was slightly impacted by the strengthening of the U.S. dollar as compared to the currencies of the Netherlands, Belgium, the United Kingdom, and Luxembourg, the countries in which the Company's European subsidiaries operate. If there had been no change in these foreign currency exchange rates from 2000 to 2001, total consolidated revenues would have been $1.8 million higher in 2001, resulting in a year-to-year consolidated revenue decline of 9.3 percent. This additional $1.8 million increase in European revenue would have decreased the European revenue decline to 21.5 percent. Conversely, in 2002, the strength of the U.S. dollar diminished as compared to the respective currencies of the countries in which the Company operates in Europe.

In November 2000, the Company signed a contract with IBM for three years as one of IBM's national technical service providers for the United States. This contract covered 93 percent of the total services provided to IBM by the Company in 2001. In 2001, IBM continued to be the Company's largest customer, accounting for $78.3 million or 24.5 percent of total revenue as compared to $95.4 million or 26.9 percent of 2000 revenue. Revenues from IBM were constrained in 2001 and continue to be constrained in 2002.

Direct costs, defined as costs for billable staff, were 71.4 percent of revenue in both 2001 and 2000. Although revenue declined during 2001, the Company was able to maintain its direct costs-to-revenue percentage from 2000, primarily due to maintaining the utilization of its billable employees.

Selling, general, and administrative expenses were 28.5 percent of revenue in 2001 compared to 29.0 percent of revenue in 2000. While actual selling, general, and administrative expenses decreased year over year by $11.5 million or 11.2 percent, the decrease as a percentage of revenue from 2000 to 2001 was nominal due to the revenue decline discussed above. The Company was able to reduce expenses in 2001 by implementing reductions to better align the Company's cost structure with current revenue levels.

During 2000, the Company recorded a net pre-tax restructuring charge of $4.2 million. On an after-tax basis, the charge totaled $3.0 million or $0.18 per diluted share. The restructuring plan was completed by the end of March 2001. There was no restructuring charge in either 2001 or 2002.

Operating income (loss) was 0.1 percent of revenue in 2001 compared to (1.6) percent of revenue in 2000. Without the restructuring charge in 2000, the operating loss would have been (0.4) percent of revenue. The year-over-year increase in operating income as a percentage of revenue was primarily due to implementing the expense reductions noted above. Operating income from North American and Corporate operations increased by $10.9 million from 2000 to 2001. European operations recorded an operating loss of $(2.4) million in 2001 as compared to operating income of $2.4 million in 2000.

Interest and other expense, net was (1.1) percent of revenue for 2001 and (0.9) percent in 2000. The increase as a percentage of revenue was due to an increase in interest expense related to outstanding long-term debt and the revenue decline discussed above. The benefit for income taxes calculated as a percentage of loss before income taxes was (32.9) percent in 2001 and (34.8) percent in 2000.

Net loss for 2001 was (0.7) percent of revenue, or $(0.13) basic and diluted loss per share, compared to (1.6) percent of revenue, or $(0.35) basic and diluted loss per share in 2000. Earnings per share was calculated using 16.4 million (basic and diluted earnings per share) and 16.2 million (basic and diluted earnings per share) equivalent shares outstanding in 2001 and 2000, respectively.

During the first quarter of 2002, based upon new interpretive guidance issued for the accounting for billable expenses under Emerging Issues Task Force issue No. D-103, "Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred," the Company began to record its billable expenses on a gross basis as both revenue and direct costs, rather than on a net basis. Such costs totaled $8.1 million and $9.1 million in 2001 and 2000, respectively. The 2001 and 2000 revenue and direct cost balances on the consolidated statement of operations have been restated by these amounts from those which were previously reported.

Financial Condition and Liquidity
Cash provided by operating activities was $4.6 million in 2002. Net loss totaled $(35.7) million, while the non-cash adjustment for the change in accounting principle totaled $37.0 million, and other non-cash adjustments, primarily consisting of depreciation expense and deferred income taxes, totaled $4.3 million. Accounts receivable decreased by $8.3 million as compared to December 31, 2001 due primarily to lower revenues in 2002 and the timing of the collection of outstanding balances near year-end 2002. Accounts payable decreased $2.1 million, and other current liabilities decreased $1.5 million, primarily due to the timing of certain payments. Accrued compensation decreased $5.4 million due to the timing of the U.S. bi-weekly payroll, fewer total employees, and the timing of certain payments.

Net property and equipment and property held for sale decreased $2.0 million. Additions to property and equipment were $1.8 million, offset by depreciation expense of $3.9 million and foreign currency translation adjustments of $0.1 million. The Company has no significant commitments for capital expenditures at December 31, 2002.

Financing activities used $6.7 million of cash in 2002. Net payments on long-term revolving debt totaled $7.0 million, and the Company received $0.3 million from employees for stock purchased under the Employee Stock Purchase Plan.

The Company is authorized to repurchase a total of 3.4 million shares of its common stock for treasury and the Company's stock trusts. At December 31, 2002, approximately 3.2 million shares have been repurchased under the authorizations, leaving 0.2 million shares authorized for future purchases. No share purchases were made in 2002.

At December 31, 2002, consolidated shareholders' equity totaled $52.4 million, which is a decrease of $34.2 million or 39.5 percent from December 31, 2001. The decrease is primarily due to the 2002 net income before the cumulative effect of change in accounting principle of $1.4 million and the effect of foreign currency translation of $1.2 million, and is offset by the $37.0 million non-cash charge for impairment of goodwill.

The Company believes existing internally available funds, cash potentially generated by operations, and available borrowings under the Company's revolving line of credit, totaling approximately $41.6 million at December 31, 2002, will be sufficient to meet foreseeable working capital, capital expenditure, and possible stock repurchase requirements, and to allow for future internal growth and expansion. The Company is nominally exposed to market risk in the normal course of its business operations. The Company has $8.5 million of borrowings at December 31, 2002 under its revolving credit agreement, which exposes the Company to risk of earnings or cash flow loss due to changes in market interest rates. Based upon average bank borrowings of $20.5 million during 2002, a one percentage point increase or decrease in market interest rates would increase or decrease the Company's interest expense by $205,000. Additionally, as the Company sells its services in North America and Europe, financial results could be negatively affected by weak economic conditions in those markets.
The Company did not have any related party transactions during 2002, 2001, or 2000.

Independent Auditors' Report

To the Board of Directors and Shareholders of Computer Task Group, Incorporated
Buffalo, New York

We have audited the accompanying consolidated balance sheets of Computer Task Group, Incorporated and subsidiaries ("the Company") as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Computer Task Group, Incorporated and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. As discussed in Note 1 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill to conform to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."


Deloitte & Touche LLP
Buffalo, New York
February 5, 2003

Consolidated Statements of Operations

Year ended December 31,                                               2002          2001          2000
(amounts in thousands, except per-share data)

Revenue                                                          $ 263,276     $ 320,213     $ 354,846
Direct costs                                                       190,736       228,461       253,498
Selling, general, and administrative expenses                       68,518        91,338       102,836
Restructuring charge                                                  --            --           4,157
Operating income (loss)                                              4,022           414        (5,645)
Interest and other income .                                            242           638           288
Interest and other expense                                          (2,012)       (4,335)       (3,322)
Income (loss) before income taxes and
cumulative effect of change in accounting principle                  2,252        (3,283)       (8,679)
Provision (benefit) for income taxes                                   890        (1,081)       (3,018)
Net income (loss) before cumulative effect
of change in accounting principle                                    1,362        (2,202)       (5,661)
Cumulative effect of change in accounting principle                (37,038)         --            --
Net loss                                                         $ (35,676)    $  (2,202)    $  (5,661)

Basic net income (loss) per share:
Net income (loss) before cumulative effect
of change in accounting principle                                $    0.08     $   (0.13)    $   (0.35)
Cumulative effect of change in accounting principle                  (2.23)         --            --
Basic net loss per share                                         $   (2.15)    $   (0.13)    $   (0.35)

Diluted net income (loss) per share:
Net income (loss) before cumulative effect
of change in accounting principle                                $    0.08     $   (0.13)    $   (0.35)
Cumulative effect of change in accounting principle                  (2.19)         --            --
Diluted net loss per share                                       $   (2.11)    $   (0.13)    $   (0.35)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

December 31,                                                                   2002          2001
(amounts in thousands, except share balances)
Assets
Current assets:
         Cash and temporary cash investments                              $      69     $   3,362
         Accounts receivable, net                                            43,696        50,920
         Prepaids and other                                                   2,406         2,958
         Deferred income taxes                                                  623         1,089
                  Total current assets                                       46,794        58,329
Property and equipment, net of accumulated depreciation                       8,939        13,082
Property held for sale                                                        2,190          --
Goodwill                                                                     35,678        73,121
Deferred income taxes                                                         4,412         4,274
Other assets                                                                  1,171           682
                  Total assets                                            $  99,184     $ 149,488

Liabilities and Shareholders' Equity
Current liabilities:
         Accounts payable .                                               $   6,520     $   8,193
         Accrued compensation                                                19,139        24,133
         Advance billings on contracts                                          359           471
         Other current liabilities                                            3,555         5,221
                  Total current liabilities                                  29,573        38,018
Long-term debt                                                                8,497        15,512
Deferred compensation benefits                                                8,394         8,794
Other long-term liabilities                                                     350           537
                  Total liabilities                                          46,814        62,861

Shareholders' equity:
         Common stock, par value $.01 per share, 150,000,000
           shares authorized; 27,017,824 shares issued                          270           270
         Capital in excess of par value                                     111,465       111,500
         Retained earnings                                                   37,697        73,373
         Less:    Treasury stock of 6,148,990 and
                  6,147,810 shares at cost, respectively                    (31,416)      (31,410)
                  Stock Trusts of 4,246,337
                  and 4,338,000 shares at cost, respectively                (58,848)      (59,239)
         Accumulated other comprehensive income:
                  Foreign currency adjustment                                (6,116)       (7,284)
                  Minimum pension liability adjustment                         (682)         (583)
                  Accumulated other comprehensive income                     (6,798)       (7,867)
                       Total shareholders' equity                            52,370        86,627

                  Total liabilities and shareholders' equity               $ 99,184     $ 149,488

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

Year ended December 31,                                             2002         2001         2000
(amounts in thousands)
Cash flows from operating activities:
Net loss                                                        $(35,676)    $ (2,202)    $ (5,661)
Adjustments:
         Depreciation expense                                      3,903        4,638        4,607
         Amortization expense                                       --          3,975        5,089
         Change in accounting principle                           37,038         --           --
         Deferred income taxes                                       216        2,145          832
         Tax benefit on stock option exercises                      --             27           68
         Loss on sales, disposals, or
         impairment of fixed assets                                  142           80           43
         Deferred compensation forfeitures                          (499)        (589)        (280)
         Changes in assets and liabilities:
         Decrease in accounts receivable                           8,347        5,531       21,226
         (Increase) decrease in prepaids and other                   736         (104)         (44)
         (Increase) decrease in other assets                        (489)         (30)          12
         Increase (decrease) in accounts payable                  (2,100)      (4,147)       3,171
         Decrease in accrued compensation                         (5,387)      (1,778)      (2,529)
         Increase (decrease) in income taxes payable                 102       (3,769)      (6,545)
         Decrease in advance billings on contracts                  (112)        (171)        (119)
         Decrease in other current liabilities                    (1,480)      (4,442)      (1,650)
         Decrease in other long-term liabilities                    (187)        (174)         (74)

Net cash provided by (used in) operating activities                4,554       (1,010)      18,146

Cash flows from investing activities:
         Additions to property and equipment                      (1,849)      (4,204)      (5,052)
         Proceeds from sales of fixed assets                          22           88           30

Net cash used in investing activities                             (1,827)      (4,116)      (5,022)

Cash flows from financing activities:
         Proceeds from (payments on)
         long-term revolving debt, net                            (7,015)       5,812      (21,680)
         Proceeds from Employee
         Stock Purchase Plan                                         331          510          714
         Purchase of stock for treasury                               (6)          (6)        (125)
         Proceeds from other stock plans                              24          124        1,272
         Dividends paid                                             --           --           (810)

Net cash provided by (used in) financing activities               (6,666)       6,440      (20,629)

Effect of exchange rate changes on cash
and temporary cash investments                                       646         (514)        (617)
Net increase (decrease) in cash and temporary
cash investments                                                  (3,293)         800       (8,122)
Cash and temporary cash investments
at beginning of year                                               3,362        2,562       10,684

Cash and temporary cash investments
 at end of year                                                 $     69     $  3,362     $  2,562

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

                                                                              Capital in
                                                       Common Stock           Excess of     Retained          Treasury Stock
(amounts in thousands, except share data)              Shares    Amount       Par Value     Earnings          Shares   Amount
Balance as of December 31, 1999                        27,018    $     270    $ 110,895     $  82,046         6,142    $ (31,279)
Employee Stock Purchase Plan share issuance              --           --            229          --            --           --
Stock Option Plan share issuance                         --           --            134          --               5         (125)
Other share issuance                                     --           --            306          --            --           --
Restricted Stock Plan - share cancellation               --           --           --            --            --           --
Cash dividends - $.05 per share                          --           --           --            (810)         --           --
Comprehensive income (loss):
            Net loss                                     --           --           --          (5,661)         --           --
            Foreign currency adjustment                  --           --           --            --            --           --
            Minimum pension liability adjustment         --           --           --            --            --           --
            Total comprehensive income (loss)            --           --           --          (5,661)         --           --

Balance as of December 31, 2000                        27,018          270      111,564        75,575         6,147      (31,404)
Employee Stock Purchase Plan share issuance              --           --            (96)         --            --           --
Stock Option Plan share issuance                         --           --             32          --               1           (6)
Comprehensive income (loss):
            Net loss                                     --           --           --          (2,202)         --           --
            Foreign currency adjustment                  --           --           --            --            --           --
            Minimum pension liability adjustment         --           --           --            --            --           --
            Total comprehensive income (loss)            --           --           --          (2,202)         --           --

Balance as of December 31, 2001                        27,018          270      111,500        73,373         6,148      (31,410)
Employee Stock Purchase Plan share issuance              --           --            (27)         --            --           --
Stock Option Plan share issuance                         --           --             (8)         --               1           (6)
Comprehensive income (loss):
            Net loss                                     --           --           --         (35,676)         --           --
            Foreign currency adjustment                  --           --           --            --            --           --
            Minimum pension liability adjustment         --           --           --            --            --           --
            Total comprehensive income (loss)            --           --           --         (35,676)         --           --

Balance as of December 31, 2002                        27,018    $     270    $ 111,465     $  37,697         6,149    $ (31,416)



                                                                             Unearned
                                                                             Portion       Foreign       Minimum       Total
                                                     Stock Trusts            of Restricted Currency      Pension       Shareholders
(amounts in thousands, except share data)            Shares    Amount        Stock         Adjustment    Adjustment    Equity
Balance as of December 31, 1999                      4,823     $ (61,306)    $     (43)    $  (4,786)    $    (873)    $  94,924
Employee Stock Purchase Plan share issuance           (113)          485          --            --            --             714
Stock Option Plan share issuance                       (71)          302          --            --            --             311
Other share issuance                                  (131)          555          --            --            --             861
Restricted Stock Plan - share cancellation            --            --              43          --            --              43
Cash dividends - $.05 per share                       --            --            --            --            --            (810)
Comprehensive income (loss):
            Net loss                                  --            --            --            --            --          (5,661)
            Foreign currency adjustment               --            --            --          (1,620)         --          (1,620)
            Minimum pension liability adjustment      --            --            --            --              31            31
            Total comprehensive income (loss)         --            --            --          (1,620)           31        (7,250)

Balance as of December 31, 2000                      4,508       (59,964)         --          (6,406)         (842)       88,793
Employee Stock Purchase Plan share issuance           (142)          606          --            --            --             510
Stock Option Plan share issuance                       (28)          119          --            --            --             145
Comprehensive income (loss):
            Net loss                                  --            --            --            --            --          (2,202)
            Foreign currency adjustment               --            --            --            (878)         --            (878)
            Minimum pension liability adjustment      --            --            --            --             259           259
            Total comprehensive income (loss)         --            --            --            (878)          259        (2,821)

Balance as of December 31, 2001                      4,338       (59,239)         --          (7,284)         (583)       86,627
Employee Stock Purchase Plan share issuance            (84)          358          --            --            --             331
Stock Option Plan share issuance                        (8)           33          --            --            --              19
Comprehensive income (loss):
            Net loss                                  --            --            --            --            --         (35,676)
            Foreign currency adjustment               --            --            --           1,168          --           1,168
            Minimum pension liability adjustment      --            --            --            --             (99)          (99)
            Total comprehensive income (loss)         --            --            --           1,168           (99)      (34,607)

Balance as of December 31, 2002                      4,246     $ (58,848)    $    --       $  (6,116)    $    (682)    $  52,370


The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
1. Summary of Significant Accounting Policies

Basis of Presentation
The consolidated financial statements include the accounts of Computer Task Group, Incorporated, and its subsidiaries (the Company or CTG), located primarily in North America and Europe. All intercompany accounts and transactions have been eliminated. Certain amounts in the prior years' consolidated financial statements and notes have been reclassified to conform to the current year presentation. Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Such estimates primarily relate to the valuation of goodwill, allowances for doubtful accounts receivable and deferred tax assets, a reserve for projects, and estimates of progress toward completion and direct profit or loss on fixed-price contracts. Actual results could differ from those estimates.

CTG operates in one industry segment, providing information technology (IT) professional services to its clients. The services provided include flexible and strategic staffing and the planning, design, implementation, and maintenance of comprehensive IT solutions.

Revenue and Cost Recognition
The Company primarily recognizes revenue on monthly fee and time-and-materials contracts as hours are expended and costs are incurred. Fixed-price contracts accounted for under the percentage-of-completion method represented approximately 2 percent of 2002, 1 percent of 2001, and 2 percent of 2000 revenue, respectively. The amount of revenue recorded is a factor of the percentage of labor and overhead costs incurred to date to total estimated labor and overhead costs for each contract. Fixed-price contract costs include all direct labor and material costs and those indirect costs related to contract performance. Selling, general, and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. In addition to an allowance for doubtful accounts receivable of approximately $1.2 million and $2.4 million at December 31, 2002 and 2001, respectively, accounts receivable is further reduced by a reserve for projects of $0.4 million at December 31, 2002 and $0.5 million at December 31, 2001. The decrease in the allowance for doubtful accounts from 2001 to 2002 is primarily due to the resolution of several significant accounts during 2002 totaling approximately $1.0 million.

Fair Value of Financial Instruments
The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties. At December 31, 2002 and 2001, the carrying amounts of the Company's financial instruments, which include cash and temporary cash investments, accounts receivable, other assets, accounts payable, and long-term debt, approximate fair value.

Property and Equipment
Property and equipment are generally stated at historical cost less accumulated depreciation (see "Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of"). Depreciation is computed using the straight-line method based on estimated useful lives of one year to 30 years, and begins after an asset has been put into service. The cost of property or equipment sold or otherwise disposed of, along with related accumulated depreciation, is eliminated from the accounts, and the resulting gain or loss is reflected in current earnings. Maintenance and repairs are charged to expense when incurred, while significant betterments to existing assets are capitalized.

Goodwill
In July 2001, the Financial Accounting Standards Board (FASB) issued Financial Accounting Standard (FAS) No. 141, "Business Combinations," and FAS No. 142, "Goodwill and Other Intangible Assets." These standards made significant changes to the accounting for business combinations, goodwill, and intangible assets. FAS No. 141 eliminated the pooling-of-interests method of accounting for business combinations with limited exceptions for combinations initiated prior to July 1, 2001. In addition, it clarified the criteria for recognition of intangible assets apart from goodwill. This standard was effective for business combinations completed after June 30, 2001.
FAS No. 142 discontinued the practice of amortizing goodwill and indefinite-lived intangible assets and initiated a review, at least annually, for impairment. Intangible assets with a determinable useful life will continue to be amortized over their useful lives. FAS No. 142 applies to existing goodwill and intangible assets, and such assets acquired after June 30, 2001. FAS No. 142 was effective for fiscal years beginning after December 15, 2001. Accordingly, the Company adopted this standard as of January 1, 2002, and no longer amortizes its existing goodwill since that date.

In conjunction with the adoption of FAS No. 142, "Goodwill and Other Intangible Assets," the initial valuation of the business unit for which the Company's goodwill relates was completed by an independent appraisal company. Such valuation indicated that the carrying value of the business unit was greater than the determined fair value. The goodwill on the Company's balance sheet primarily relates to the acquisition in February 1999 of the healthcare information technology services provider Elumen Solutions, Inc. Although the revenues and profits for this unit dipped in 2000 and 2001, in 2002 the revenues and profits for that unit are similar to when the acquisition was completed in 1999. However, the valuation of technology companies in 1999 was relatively high as compared to the valuations at the beginning of 2002. Accordingly, as a result of the independent appraisal which considered the fair market values of similar companies, the Company recorded a $37.0 million non-cash charge for impairment of goodwill in that business unit in the Company's year-to-date financial results, as a cumulative effect of a change in accounting principle. There was no tax associated with this impairment as the amortization of this goodwill was not deductible for tax purposes.

As of January 1, 2003, the Company completed its annual valuation of the business unit to which the Company's goodwill relates. This valuation indicated that the estimated fair value of the business unit exceeded the carrying value of this unit. Accordingly, the Company believes no additional impairment is required to be recorded in its consolidated financial results.

FAS No. 142 also discontinued the practice of amortizing goodwill and indefinite-lived intangible assets. The effect of the amortization of the Company's existing goodwill on net income (loss), and basic and diluted net income (loss) per share for the years ended December 31, 2002, 2001, and 2000 is as follows:

For the year ended December 31,                        2002           2001          2000
(amounts in thousands, except per-share data)
Net income (loss):
Net income (loss) before
         cumulative effect of change
         in accounting principle                 $    1,362     $   (2,202)   $   (5,661)
Cumulative effect of change
         in accounting principle                    (37,038)          --            --
Net loss                                            (35,676)        (2,202)       (5,661)
Goodwill amortization                                  --            3,975         5,089
                  Adjusted net income (loss)     $  (35,676)    $    1,773    $     (572)

Basic net income (loss) per share:
Income (loss) before cumulative effect
         of change in accounting principle       $     0.08     $    (0.13)   $    (0.35)
Cumulative effect of change
         in accounting principle                      (2.23)          --            --
Reported basic net loss per share                     (2.15)         (0.13)        (0.35)
Goodwill amortization                                  --             0.24          0.31
                  Adjusted basic net income
                  (loss) per share               $    (2.15)    $      0.11   $     (0.04)

Diluted net income (loss) per share:
Income (loss) before cumulative effect
         of change in accounting principle       $     0.08     $    (0.13)   $    (0.35)
Cumulative effect of change
         in accounting principle                      (2.19)          --            --
Reported diluted net loss per share                   (2.11)         (0.13)        (0.35)
Goodwill amortization                                  --             0.24          0.31
                  Adjusted diluted net income
                  (loss) per share               $    (2.11)    $     0.11    $    (0.04)

The change in the goodwill balance on the consolidated balance sheets for 2002 and 2001 is as follows:

                                       2002       2001
                                    --------    ---------
Goodwill, beginning of year         $ 73,121     $ 77,157
Amortization                            --         (3,975)
Cumulative effect of change
         in accounting principle     (37,038)        --
Other                                   (405)        --
Effect of foreign currency              --            (61)
Goodwill, end of year               $ 35,678     $ 73,121

The remaining goodwill balance at December 31, 2002 of $35.7 million is included in the Company's North American segment.


Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of by sale are reported at the lower of the carrying amount or fair value less costs to sell.

During the first quarter of 2002, the Company began to actively market one of its owned properties for sale, and has therefore classified this property as held for sale on the consolidated balance sheet as of December 31, 2002. During the 2002 third quarter, the Company made an adjustment of approximately $0.1 million to the carrying value of this asset in order to write down the property's value to the anticipated net fair value.

In 2000, as part of a restructuring charge (see Note 2, "Restructuring"), the Company re-evaluated its amortization of certain of its identifiable intangibles for impairment. The asset was reduced by approximately $0.8 million. There were no adjustments to long-lived assets or identifiable intangibles in 2001.

Income Taxes
The Company provides deferred income taxes for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Deferred income taxes relate principally to deferred compensation, loss carryforwards, non-deductible accrued expenses, goodwill, and accelerated depreciation.
Tax credits, if any, are accounted for as a reduction of the income tax provision in the year in which they are realized (flow-through method). For the years ended December 31, 2002, 2001, and 2000, the tax expense (benefit) associated with the minimum pension liability adjustment was $0.1 million, $(0.2) million, and $0, respectively.

Stock-Based Employee Compensation
The Company accounts for its stock-based employee compensation plans in accordance with the provisions of FAS No. 123, "Accounting for Stock-Based Compensation," and FAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," which allows entities to continue to apply the recognition and measurement provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, no stock-based employee compensation cost is reflected in the net loss of the Company for the periods presented in these consolidated financial statements, as all options granted by the Company had an exercise price that was equal to or greater than the underlying common stock at the date of grant. See Note 10, "Stock Option Plans."

The following table details the effect on net loss and basic and diluted net loss per share as if the Company had adopted the fair value recognition provisions of FAS No. 123 as they apply to stock-based employee compensation:

                                                 2002              2001            2000
(amounts in thousands, except per-share data)
Net loss, as reported                           $(35,676)        $(2,202)       $(5,661)
Stock-based employee
compensation expense as
calculated under the fair value
method for all awards, net of tax                  1,581           2,204          2,581
Pro forma net loss                              $(37,257)        $(4,406)       $(8,242)
Basic net loss per share:
         As reported                            $  (2.15)        $ (0.13)       $ (0.35)
         Pro forma                              $  (2.25)        $ (0.27)       $ (0.51)
Diluted net loss per share:
         As reported              .             $  (2.11)        $ (0.13)       $ (0.35)
         Pro forma                              $  (2.21)        $ (0.27)       $ (0.51)



Pro forma amounts for compensation cost may not be indicative of the effects on earnings for future years.

Derivatives
On January 1, 2001, the Company adopted the provisions of FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and those of FAS No. 137 and FAS No. 138, which deferred the effective date and amended FAS No. 133, respectively. These standards provide accounting and reporting guidelines for derivative investments, including those embedded in other contracts, and for hedging activities. The Company evaluated each of these standards and compared the guidance provided to its current accounting practices, and determined that the adoption of the standards had no effect on the consolidated financial statements and required minimal disclosure by the Company.

Net Income (Loss) Per Share
Basic and diluted earnings per share (EPS) for the years ended December 31, 2002, 2001, and 2000 are as follows:

                                                       Net        Weighted-  Earnings
                                                     Income        Average    (Loss)
(amounts in thousands, except per-share data)        (Loss)        Shares   per Share
For the year ended
December 31, 2002
Basic EPS
Net income before cumulative effect
         of change in accounting principle            $  1,362      16,567   $ 0.08
Cumulative effect of change in
         accounting principle                          (37,038)     16,567    (2.23)
Net loss                                              $(35,676)     16,567   $(2.15)
Diluted EPS
Net income before cumulative effect
         of change in accounting principle            $  1,362      16,895   $ 0.08
Cumulative effect of change in
         accounting principle                          (37,038)     16,895    (2.19)
Net loss                                              $(35,676)     16,895   $(2.11)

For the year ended
December 31, 2001
Basic  EPS                                            $ (2,202)     16,435   $(0.13)
Dilutive effect of
         outstanding stock options                        --          --       --
Diluted EPS                                           $ (2,202)     16,435   $(0.13)

For the year ended
December 31, 2000
Basic EPS                                             $ (5,661)    16,187    $(0.35)
Dilutive effect of
         outstanding stock options                        --          --        --
Diluted EPS                                           $ (5,661)    16,187    $(0.35)



Weighted-average shares represent the average of issued shares less treasury shares and less the shares held in the Stock Trusts. In 2002, the dilutive effect of outstanding stock options was 328,000 weighted-average shares. As the Company had a net loss in 2001 and 2000, the dilutive effect of outstanding stock options, totaling 125,000 and 85,000 weighted-average shares at December 31, 2001 and 2000, respectively, were not included in the diluted EPS calculation.

Options to purchase 1,794,652, 2,484,936, and 2,031,764 shares of common stock were outstanding at December 31, 2002, 2001, and 2000, respectively, but were not included in the computation of diluted earnings per share, as the options' exercise price was greater than the average market price of the common shares.

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

Interest paid during 2002, 2001, and 2000 amounted to $1.6 million, $3.9 million, and $2.3 million, respectively, while net income tax payments totaled $1.9 million, $0.7 million, and $1.6 million for the respective years.

Accounting Standards Pronouncements
In August 2001, the FASB issued FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses the accounting and reporting for the impairment or disposal of long-lived assets other than goodwill and other intangible assets. The Company adopted this standard effective January 1, 2002. During the first quarter of 2002, the Company began to actively market one of its owned properties for sale, and has classified this property as held for sale on its consolidated balance sheet. During 2002, the Company made an adjustment of approximately $0.1 million to the carrying value of this asset in order to write down the property's value to the anticipated net fair value.

During the first quarter of 2002, based upon new interpretive guidance issued for the accounting for billable expenses under Emerging Issues Task Force issue No. D-103, "Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred," the Company began to record its billable expenses on a gross basis as both revenue and direct costs, rather than on a net basis. Such costs totaled $6.8 million, $8.1 million, and $9.1 million in 2002, 2001, and 2000, respectively. The 2001 and 2000 revenue and direct cost balances on the consolidated statement of operations have been restated by these amounts from those which were previously reported.

In June 2002, the FASB issued FAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses the accounting and reporting for costs associated with the exit from or disposal of a portion of a company's operations. The provisions of this standard are effective for any exit or disposal activities initiated after December 31, 2002. At this time, the adoption of this standard is not expected to impact the financial position or results of operations of the Company.

In December 2002, the FASB issued FAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" (FAS No. 148). This standard provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. Additionally, the standard also requires prominent disclosures in the Company's financial statements about the method of accounting used for stock-based employee compensation, and the effect of the method used when reporting financial results. The provisions of this standard are effective for financial statements for fiscal years ending after December 15, 2002. As allowed by FAS No. 123, "Accounting for Stock-Based Compensation," the Company continues to apply Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations when accounting for its stock option plans. No compensation cost has been recognized in these consolidated financial statements for outstanding stock options. As required, the Company has applied the additional disclosure provisions as prescribed by FAS No. 148.

2. Restructuring
In the first quarter of 2000, the Company recorded a pre-tax restructuring charge of $5.7 million. The charge primarily consisted of severance and related costs of $4.2 million for approximately 400 employees, costs associated with the consolidation of facilities of $0.7 million, and $0.8 million for other exit costs related to the restructuring plan. During the third quarter of 2000, the Company recorded, on a pre-tax basis, a restructuring credit of $1.5 million, primarily consisting of a reduction in the estimated amount of severance and related costs to be paid in Europe. On an after-tax basis, the restructuring charge equaled $3.0 million or $0.18 per diluted share. The Company completed its restructuring plan by the end of March 2001.

3. Property and Equipment
Property and equipment at December 31, 2002 and 2001 are summarized as follows:

December 31,                                2002                       2001
------------                              -------                    -------
(amounts in thousands)
Land                                      $   886                    $   886
Buildings                                   7,065                      6,999
Equipment                                  17,668                     18,747
Furniture                                   5,160                      5,506
Software                                    7,965                      6,995
Leasehold improvements                      2,511                      2,364
                                           41,255                     41,497
Less accumulated depreciation             (30,126)                   (28,415)
                                          $11,129                    $13,082

At December 31, 2002, property and equipment of $11,129 is included in the consolidated balance sheet as property and equipment of $8,939 and property held for sale of $2,190.

At December 31, 2002, the Company owned three buildings, two of which are in use by the Company as Corporate offices. During 2002, the third building, with a net fair value of $2.2 million, was leased to a third party for approximately eight months, which ended in August 2002. Receipts under this lease were approximately $0.2 million in 2002.

During 2002, the Company began to actively market for sale the third building it owns, and has classified this property as held for sale on the consolidated balance sheet at December 31, 2002. During the third quarter of 2002, the Company made an adjustment of approximately $0.1 million to the carrying value of this building in order to adjust the property's value to the anticipated net fair value.

4. Debt
During 2002, the Company amended and restated its existing revolving line of credit agreement (Agreement). The new Agreement has a borrowing limit of $50 million and is due in 2005. The Agreement has interest rates ranging from 25 to 200 basis points over the prime rate and 125 to 300 basis points over Libor, and provides certain of the Company's assets as security for outstanding borrowings. The Company is required to meet certain financial covenants in order to maintain borrowings under the Agreement, pay dividends, and make acquisitions. At December 31, 2002 and 2001, there were $8.4 million and $15.2 million outstanding, respectively, under the Company's revolving credit agreements. Additionally, at December 31, 2002 and 2001, there were $0.1 million and $0.2 million of outstanding letters of credit, respectively, under these agreements.

The maximum amounts outstanding under the revolving credit agreements during 2002, 2001, and 2000 were $29.7 million, $40.0 million, and $44.9 million, respectively. Average bank borrowings outstanding for the years 2002, 2001, and 2000 were $20.5 million, $29.7 million, and $32.6 million, respectively, and carried weighted-average interest rates of 4.1 percent, 7.5 percent, and 7.6 percent, respectively. The Company owed $0.1 million and $0.3 million at December 31, 2002 and 2001, respectively, under capital lease agreements. These amounts are included in the Company's long-term debt balance at December 31, 2002 and 2001.

The carrying amount of long-term debt, as determined by a comparison to similar instruments, approximates fair value at December 31, 2002.

5. Income Taxes
The provision (benefit) for income taxes for 2002, 2001, and 2000 consists of the following:

                                                  2002                    2001               2000
(amounts in thousands)
Domestic and foreign
components of income
(loss) before income
taxes are as follows:
Domestic                                       $   6,126            $      162           $   (8,766)
Foreign                                           (3,874)               (3,445)                  87
                                               $   2,252            $   (3,283)          $   (8,679)
The provision (benefit)
for income taxes
consists of:
Current tax:
         U.S. federal                          $     494            $   (1,388)          $   (4,131)
         Foreign                                    (524)               (2,657)                  14
         U.S. state and local                        592                   819                  290
                                                     562                (3,226)              (3,827)
Deferred tax:
         U.S. federal                                197                 1,837                  763
         U.S. state and local                        131                   308                   46
                                                     328                 2,145                  809
                                               $     890            $   (1,081)          $   (3,018)

The effective and
statutory income tax
rate can be reconciled
as follows:
Tax at statutory rate
         of 34 percent                         $     765            $   (1,116)          $   (2,951)
Rate differential                                      -                     -                  (86)
State tax, net of
         federal benefits                            415                   541                  161
Expenses for which no
         tax benefit (expense)
         is available                                (70)                1,097                2,095
Change in estimate of
         non-deductible expenses                    (215)               (1,642)              (2,187)
Other, net                                            (5)                   39                  (50)
                                               $     890            $   (1,081)          $   (3,018)
Effective income tax rate                           39.5%                (32.9%)              (34.8%)


The change in estimate of non-deductible expenses includes adjustments to the Company's tax accruals due to the favorable resolution or expected resolution of both domestic and foreign tax matters that had previously been in process.

The Company's deferred tax assets and liabilities at December 31, 2002 and 2001 consist of the following:


December 31,                                         2002              2001
(amounts in thousands)
Assets
Deferred compensation                           $     3,015       $     3,161
Loss carryforwards                                    1,048               721
Accruals deductible for tax
         purposes when paid                             319               537
Allowance for doubtful accounts                         290               694
Amortization                                          1,156             1,275
         Gross deferred tax assets                    5,828             6,388

Liabilities
Depreciation                                            550               524
Amortization                                             81                81
Other, net                                              162               420
         Gross deferred tax liabilities                 793             1,025
         Deferred tax assets valuation allowance         --                --
Net deferred tax assets                         $     5,035       $     5,363

Net deferred assets and liabilities
are recorded at December 31, 2002
and 2001 as follows:
Net current assets                              $       623       $     1,089
Net non-current assets                                4,412             4,274
Net deferred tax assets                         $     5,035       $     5,363


In assessing the realizability of deferred tax assets, management considers, within each taxing jurisdiction, whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the years in which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences at December 31, 2002. Accordingly, no valuation allowance is required.

Undistributed earnings of the Company's foreign subsidiaries were minimal at December 31, 2002, and are considered to be indefinitely reinvested. Accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon distribution of these earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. In the event that the other foreign entities' earnings were distributed, it is estimated that U.S. federal and state income taxes, net of foreign credits, would be immaterial. In 2002, 2001, and 2000, 3,000, 26,000, and 62,000 shares of common stock, respectively, were issued through the exercise of non-qualified stock options or through the disqualifying disposition of incentive stock options. The total tax benefit to the Company from these transactions, which is credited to capital in excess of par value rather than recognized as a reduction of income tax expense, was $2,000, $27,000, and $68,000 in 2002, 2001, and 2000, respectively. These tax benefits have also been recognized in the consolidated balance sheets as a reduction of current taxes payable.

6. Lease Commitments
At December 31, 2002, the Company was obligated under a number of long-term operating leases. Minimum future obligations under such leases are summarized as follows:

Year ending December 31,
(amounts in thousands)
2003                           $       6,813
2004                                   5,285
2005                                   3,393
2006                                   1,042
2007                                     629
Later years                              936
Minimum future obligations     $      18,098

The operating lease obligations relate to the rental of office space, office equipment, and automobiles leased in Europe. Total rental expense under such operating leases for 2002, 2001, and 2000 was approximately $8.5 million, $9.6 million, and $10.7 million, respectively.

7. Deferred Compensation Benefits
The Company maintains a non-qualified defined-benefit Executive Supplemental Benefit Plan (ESBP) that provides a current and certain former key executives with deferred compensation benefits, based on years of service and base compensation, payable during retirement. The plan was amended as of November 30, 1994, to freeze benefits for participants at that time.
Net periodic pension cost for 2002, 2001, and 2000 for the ESBP is as follows:

Net Periodic Pension Cost - ESBP            2002              2001              2000
(amounts in thousands)
Interest cost                           $       586      $        692      $        675
Amortization of unrecognized
         net loss                                 7                30                35
         Net periodic pension cost      $       593      $        722      $        710


The Company also maintains a contributory defined-benefit plan for its employees located in the Netherlands (NDBP). Benefits paid are a function of a percentage of career average pay.

Net periodic pension cost for 2002, 2001, and 2000 for the NDBP is as follows:

Net Periodic Pension Cost - NDBP            2002              2001              2000
(amounts in thousands)
Service cost                            $       278      $        228      $        466
Interest cost                                   237               160               224
Expected return on plan assets                 (227)             (189)             (220)
Amortization of actuarial loss                   14                --               117
         Net periodic pension cost              302               199               587
Employee contributions                          199               149               364
         Net retirement cost            $       103      $         50       $       223


The change in benefit obligation and reconciliation of fair value of plan assets for 2002 and 2001 for the ESBP and the NDBP are as follows:

                                                ESBP                             NDBP
Changes in Benefit
Obligation                               2002             2001             2002              2001
(amounts in thousands)
Benefit obligation at
         beginning of year             $ 8,660          $ 9,443          $ 4,505            $3,995
Service cost, net                         --               --                 79                79
Interest cost                              586              692              237               160
Amortization of
         unrecognized net loss               7               30               14              --
Employee contributions                    --               --                199               149
Benefits paid                           (1,147)          (1,073)             (14)               (6)
Adjustment to
         minimum liability                 166             (432)            --                --
Actuarial (gain) loss                     --               --             (1,285)              128
Effect of exchange
         rate changes                     --               --                234              --
Benefit obligation at
         end of period                   8,272            8,660            3,969             4,505

Reconciliation of Fair
Value of Plan Assets
Fair value of plan assets
         at beginning of year             --               --              3,643             3,646
Expected return on
         plan assets                      --               --                227               189
Employer contributions                    --               --                392              (149)
Employee contributions                    --               --                199               149
Benefits paid                             --               --                (14)               (6)
Unrecognized net gain
         (loss)                           --               --             (1,059)             (186)
Effect of exchange
         rate changes                     --               --                202              --
Fair value of plan assets
         at end of year                   --               --              3,590             3,643
Unfunded status                          8,272            8,660              379               862
Unrecognized net
         actuarial loss                 (1,137)            (971)            (348)             (558)
Accrued benefit cost                   $ 7,135          $ 7,689          $    31           $   304
Weighted-average
         discount rate                    6.75%            7.00%            5.00%             5.00%
Salary increase rate                      --               --               4.00%             4.00%
Expected return on
         plan assets                      --               --               5.50%             5.50%


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

The Company maintains a non-qualified defined-contribution deferred compensation plan for certain key executives. The Company contributions to this plan, if any, are based on annually defined financial performance objectives. There were no contributions to the plan in 2002, 2001, or 2000.

8. Employee Benefits
401(k) Profit-Sharing Retirement Plan
The Company maintains a contributory 401(k) profit-sharing retirement plan covering substantially all U.S. employees. Company contributions, which are discretionary, consist of cash, and may include the Company's stock, were funded and charged to operations in the amounts of $1.4 million, $1.9 million, and $2.6 million for 2002, 2001, and 2000, respectively.

Other Retirement Plans
The Company maintains various retirement plans other than the NDBP discussed in
Note 7, covering substantially all of the remaining European employees. Company contributions charged to operations were $0.4 million in 2002, $0.2 million in 2001, and $0.1 million in 2000.

Other Postretirement Benefits
The Company provides limited healthcare and life insurance benefits to one current and eight retired employees and their spouses, totaling 14 participants, pursuant to contractual agreements.

Net periodic postretirement benefit cost for 2002, 2001, and 2000 is as follows:

Net Periodic Postretirement
Benefit Cost                             2002           2001          2000
(amounts in thousands)
Interest cost                             $ 28          $ 17          $ 35
Amortization of transition amount           29            29            29
Amortization of gain                       (14)          (33)          (10)
                                          $ 43          $ 13          $ 54

The change in postretirement benefit obligation at December 31, 2002 and 2001 is as follows:

Change in Postretirement
Benefit Obligation                                      2002             2001
(amounts in thousands)
Postretirement benefit obligation
         at beginning of year                            $ 418          $ 237
Interest cost                                               28             17
Amortization of transition amount                           29             29
Benefits paid                                              (52)           (42)
Amortization of gain                                       (14)           (33)
Adjustment to unrecognized transition obligation           (14)           (29)
Adjustment to unrecognized gain                            165            239

Postretirement benefit obligation at end of year           560            418
Fair value of plan assets at end of year                  --             --

Funded status                                              560            418
Unrecognized transition obligation                        (292)          (322)
Unrecognized gain                                           32            213

Accrued postretirement benefit cost                      $ 300          $ 309

Weighted-average discount rate                            6.75%          7.00%
Salary increase rate                                      --             --


Benefits paid to participants are funded by the Company as needed.

The rate of increase in healthcare costs is assumed to be 9 percent for medical and 7 percent for dental in 2003, gradually declining to 5 percent by the year 2007 and remaining at that level thereafter. Increasing the assumed healthcare cost trend rate by one percentage point would increase the accumulated postretirement benefit obligation by $30,000 at December 31, 2002, and the net periodic cost by $2,000 for the year. A one-percentage-point decrease in the healthcare cost trend would decrease the accumulated postretirement benefit obligation by $26,000 at December 31, 2002, and the net periodic pension cost by $2,000 for the year.

9. Shareholders' Equity
Employee Stock Purchase Plan
Under the Company's First Employee Stock Purchase Plan (Plan), employees may apply up to 10 percent of their compensation to purchase the Company's common stock. Shares are purchased at the market price on the business day preceding the date of purchase. During 2001, an additional 0.5 million shares were authorized under the Plan. As of December 31, 2002, 338,000 shares remain unissued under the Plan, of the total of 11.5 million shares that had been authorized under the Plan. During 2002, 2001, and 2000, 84,000, 142,000, and 113,000 shares, respectively, were purchased under the plan at an average price of $3.93, $3.59, and $6.29 per share, respectively.

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

Stock Trusts
The Company maintains a Stock Employee Compensation Trust (SECT) to provide funding for existing employee stock plans and benefit programs. Shares are purchased by and released from the SECT by the trustee of the SECT at the request of the compensation committee of the Board of Directors. As of December 31, 2002, all shares remaining in the SECT were unallocated and, therefore, are not considered outstanding for purposes of calculating earnings per share.

SECT activity for 2002, 2001, and 2000 is as follows:


                                               2002             2001            2000
(amounts in thousands)
Share balance at beginning of year             4,279           4,449           4,764
Shares purchased                                --              --              --
Shares released:
         Stock option plans                       (8)            (28)            (71)
         Employee Stock Purchase Plan            (84)           (142)           (113)
         Other stock plans                      --              --              (131)
Share balance at end of year                   4,187           4,279           4,449


During 1999, the Company created an Omnibus Stock Trust (OST) to provide funding for various employee benefit programs. During 1999, the OST purchased 59,000 shares for $1 million. Shares are released from the OST by the trustee at the request of the compensation committee of the Board of Directors. During 2002, 2001, and 2000, no shares were purchased or released by the trust.

Restricted Stock Plan
Under the Company's Restricted Stock Plan, 800,000 shares of restricted stock may be granted to certain key employees. During 2000, all outstanding restricted stock grants were canceled.

10. Stock Option Plans
On April 26, 2000, the shareholders approved the Company's Equity Award Plan (Equity Plan). Under the provisions of the plan, stock options, stock appreciation rights, and other awards may be granted or awarded to employees and directors of the Company. The compensation committee of the Board of Directors determines the nature, amount, pricing, and vesting of the grant or award. All options and awards remain in effect until the earlier of the expiration, exercise, or surrender date.

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

The per-option weighted-average fair value on the date of grant of stock options granted in 2002, 2001, and 2000, using the Black-Scholes option pricing model, was $2.70, $2.17, and $3.72, respectively. The fair value of the options at the date of grant was estimated with the following weighted-average assumptions:


                                  2002            2001            2000
Expected life (years)              3.8             4.0             4.0
Dividend yield                     0.0%            0.0%            1.0%
Risk-free interest rate            3.5%            4.4%            6.1%
Expected volatility               82.6%           70.9%           58.5%


The Company accounts for its stock-based employee compensation plans in accordance with the provisions of FAS No. 123, "Accounting for Stock-Based Compensation," and FAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," which allows entities to continue to apply the recognition and measurement provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost is reflected in the net loss of the Company for the periods presented in these consolidated financial statements, as all options granted by the Company had an exercise price that was equal to or greater than the underlying common stock at the date of grant.

The following table details the effect on net income (loss) and basic and diluted net income (loss) per share as if the Company had adopted the fair value recognition provisions of FAS No. 123 as they apply to stock-based employee compensation:

                                                    2002         2001            2000
Net loss, as reported                           $ (35,676)   $  (2,202)       $   5,661)
Stock-based employee compensation
expense as calculated under the
fair value method for all awards, net of tax        1,581        2,204            2,581
Pro forma net loss                              $ (37,257)   $  (4,406)       $  (8,242)
Basic net loss per share:
         As reported                            $   (2.15)   $   (0.13)       $   (0.35)
         Pro forma                              $   (2.25)   $   (0.27)       $   (0.51)
Diluted net loss per share:
         As reported                            $   (2.11)   $   (0.13)       $   (0.35)
         Pro forma                              $   (2.21)   $   (0.27)       $   (0.51)


Pro forma amounts for compensation cost may not be indicative of the effects on earnings for future years. A summary of stock option activity under these plans is as follows:


                                                  Equity Plan      Weighted-Average  1991 Plan        Weighted-Average
                                                   Options          Exercise Price    Options          Exercise Price
Outstanding at December 31, 1999                        --             --            1,857,551          $   18.48
         Granted                                     265,000          $   4.10       1,222,500          $    8.62
         Exercised                                      --             --              (70,576)         $    5.19
         Canceled, expired, and forfeited               --             --             (867,350)         $   17.73

Outstanding at December 31, 2000                     265,000          $   4.10       2,142,125          $   13.59
         Granted                                   1,298,000          $   3.53         226,000          $    5.94
         Exercised                                      --             --              (27,450)         $    4.43
         Canceled, expired, and forfeited           (266,000)         $   4.87        (676,250)         $   10.09

Outstanding at December 31, 2001                   1,297,000          $   3.38       1,664,425          $   14.13
         Granted                                     498,000          $   4.47            --              --
         Exercised                                      --             --               (7,650)         $    3.19
         Canceled, expired, and forfeited           (140,250)         $   5.56        (279,025)         $   14.01

Outstanding at December 31, 2002                   1,654,750          $   3.52       1,377,750          $   14.21


At December 31, 2002 and 2001, the number of options exercisable under the Equity Plan was 362,250 and 64,000, respectively, and the weighted-average exercise price of those options was $3.35 and $3.16, respectively. At December 31, 2002 and 2001, the number of options exercisable under the 1991 Plan was 1,012,063 and 933,988, respectively, and the weighted-average exercise price of those options was $16.50 and $18.14, respectively.

A summary of the range of exercise prices and the weighted-average remaining contractual life of outstanding options at December 31, 2002 for the Equity and 1991 Plans is as follows:

                                            Options                                      Weighted-Average
                  Range of.                 Outstanding at          Weighted-Average     Remaining Contractual
                  Exercise Prices           December 31, 2002       Exercise Price       Life (years)
Equity Plan       $1.40....to $1.96         280,000                      $ 1.60                   8.9
                  $2.35....to $3.08         755,000                      $ 2.83                  10.8
                  $4.35....to $7.49         619,750                      $ 5.23                   9.6

1991 Plan         $2.88....to $3.75         199,000                      $ 2.88                   6.3
                  $5.13....to $6.13         279,250                      $ 5.94                   9.7
                  $8.00....to $9.44          41,200                      $ 9.23                   2.5
                  $12.50...to $18.44        443,000                      $15.63                   4.4
                  $21.81...to $30.31        400,300                      $23.74                   5.0
                  $37.19...                  15,000                      $37.19                   7.0


At December 31, 2002, there were 1,345,250 and 0 shares available for grant under the Equity Plan and 1991 Plan, respectively. In both 2002 and 2001, the Company received stock for treasury valued at $6,000 from employees through stock option exercise transactions.

11. Significant Customer
International Business Machines (IBM) is the Company's largest customer. IBM accounted for $51.9 million or 19.7 percent, $78.3 million or 24.5 percent, and $95.4 million or 26.9 percent of consolidated 2002, 2001, and 2000 revenue, respectively. The Company's accounts receivable from IBM at December 31, 2002 and 2001 amounted to $11.6 million and $17.7 million, respectively. No other customer accounted for more than 10 percent of revenue in 2002, 2001, or 2000.

12. Litigation
The Company is involved in litigation arising in the normal course of business. In the opinion of management, an adverse outcome to any of this litigation would not have a material effect on the financial condition of the Company.

13. Segment Information
The Company operates in one industry segment, providing information technology
(IT) professional services to its clients. The services provided include flexible and strategic staffing and the planning, design, implementation, and maintenance of comprehensive IT solutions. All of the Company's revenues are generated from these services. CTG's two reportable segments are based on geographical areas, which is consistent with prior years and prior to the adoption of FAS No. 131.

The accounting policies of the individual segments are the same as those described in Note 1, "Summary of Significant Accounting Policies." CTG evaluates the performance of its segments at the operating income level. Corporate and other identifiable assets consist principally of cash and temporary cash investments and other assets.

Financial Information Relating to Domestic and Foreign Operations

                                               2002                 2001              2000
(amounts in thousands)
Revenue
         North America                        $ 226,824          $ 273,724          $ 293,339
         Europe                                  36,452             46,489             61,507
                  Total revenue               $ 263,276          $ 320,213          $ 354,846

Depreciation and Amortization
         North America                        $   1,921          $   6,052          $   7,300
         Europe                                     754              1,076                834
         Corporate and other                      1,228              1,485              1,562
Total depreciation and amortization           $   3,903          $   8,613          $   9,696

Operating Income (loss)
         North America                        $  19,577          $  15,618          $   8,127
         Europe                                  (3,698)            (2,399)             2,410
         Corporate and other                    (11,857)           (12,805)           (16,182)
Total operating income (loss)                 $   4,022          $     414          $  (5,645)

Identifiable Assets
         North America                        $  79,816          $ 127,227          $ 133,841
         Europe                                   9,866             10,958             15,947
         Corporate and other                      9,502             11,303             12,579
Total identifiable assets                     $  99,184          $ 149,488          $ 162,367

Capital Expenditures
         North America                        $     832          $   2,065          $   2,914
         Europe                                     589                710                693
         Corporate and other                        428              1,429              1,445
Total capital expenditures                    $   1,849          $   4,204          $   5,052


14. Quarterly Financial Data (Unaudited)

                                                     Quarters
(amounts in thousands, except per-share data)          First            Second            Third            Fourth         Total
2002
Revenue                                               $ 69,894          $ 67,667         $ 62,149         $ 63,566        $263,276
Direct costs                                            50,149            48,986           45,250           46,351         190,736
Gross profit                                            19,745            18,681           16,899           17,215          72,540
Selling, general, and administrative expenses           17,943            17,374           16,399           16,802          68,518
Operating income                                         1,802             1,307              500              413           4,022
Interest and other expense, net                          1,060               198              267              245           1,770
Income before income taxes
         and cumulative effect of change
         in accounting principle                           742             1,109              233              168           2,252
Net income before cumulative effect of
Change in accounting principle                             449               671              141              101           1,362
Cumulative effect of change in
accounting principle                                   (37,038)             --               --               --           (37,038)
Net income (loss) per share                           $(36,589)         $    671         $    141         $    101        $(35,676)

Basic net income per share
         before cumulative effect of change
         in accounting principle                      $   0.03          $   0.04         $   0.01         $   0.01        $   0.08
Cumulative effect of change in
accounting principle                                     (2.24)             --               --               --             (2.23)
Basic net income (loss) per share                     $  (2.21)         $   0.04         $   0.01         $   0.01        $  (2.15)

Diluted net income per share
         before cumulative effect of change
         in accounting principle                      $   0.03          $   0.04         $   0.01         $   0.01        $   0.08
Cumulative effect of change in
accounting principle                                     (2.19)             --               --               --             (2.19)
Diluted net income (loss) per share                   $  (2.16)         $   0.04         $   0.01         $   0.01        $  (2.11)

2001
Revenue                                               $ 84,763          $ 86,113         $ 77,122         $ 72,215        $320,213
Direct costs                                            61,183            61,449           54,780           51,049         228,461
Gross profit                                            23,580            24,664           22,342           21,166          91,752
Selling, general, and administrative expenses           26,802            23,225           21,275           20,036          91,338
Operating income (loss)                                 (3,222)            1,439            1,067            1,130             414
Interest and other expense, net                           (727)           (1,406)            (808)            (756)         (3,697)
Income (loss) before income taxes                       (3,949)               33              259              374          (3,283)
Net income (loss)                                     $ (1,380)         $ (1,357)        $    182         $    353        $ (2,202)
Basic net income (loss) per share                     $  (0.08)         $  (0.08)        $   0.01         $   0.02        $  (0.13)
Diluted net income (loss) per share                   $  (0.08)         $  (0.08)        $   0.01         $   0.02        $  (0.13)



Corporate Information
Stock Market Information

Stock Price                      High            Low
Year ended December 31, 2002
Fourth Quarter                $   3.85         $   2.50
Third Quarter                 $   5.05         $   2.70
Second Quarter                $   5.83         $   4.15
First Quarter                 $   6.08         $   3.75

Year ended December 31, 2001
Fourth Quarter                $   3.98         $   1.30
Third Quarter                 $   3.85         $   2.00
Second Quarter                $   6.40         $   3.45
First Quarter                 $   7.13         $   3.88


The Company's common shares are traded on the New York Stock Exchange under the symbol CTG, commonly abbreviated Cptr Task. On February 12, 2003, there were 3,182 record holders of the Company's common shares. The Company did not pay a dividend in 2002 or 2001. The Company paid an annual cash dividend of $.05 per share from 1993 to 2000 and, prior to that, paid $.025 per share annually since 1976 plus a 10 percent share dividend in 1980.

Annual Meeting
The annual meeting of shareholders has been scheduled for May 8, 2003 in Buffalo, New York, for shareholders of record on March 26, 2003.

Form 10-K Available

Copies of the Company's Form 10-K Annual Report, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, which are filed with the Securities and Exchange Commission, may be obtained without charge either through its website at www.ctg.com or upon written or verbal request to: Computer Task Group, Incorporated Investor Relations Department 800 Delaware Avenue Buffalo, NY 14209-2094 (716) 887-7400

Transfer Agent and Registrar
EquiServe
Our Transfer Agent is responsible for our shareholder records, issuance of stock certificates, and distribution of our dividends and the IRS Form 1099. Your requests, as shareholders, concerning these matters are most efficiently answered by corresponding directly with EquiServe:
EquiServe Trust Company, N.A.
P.O. Box 43010
Providence, RI  02940-3010
(781) 575-3170 (MA residents)
(800) 730-4001
(781) 828-8813 (fax)
www.equiserve.com

Independent Certified Public Accountants
Deloitte & Touche LLP
Key Bank Tower, Suite 250
50 Fountain Plaza
Buffalo, NY  14202

CTG Board of Directors
George B. Beitzel
Retired Senior Vice President and Director of IBM
James R. Boldt
Chairman and CEO of CTG
Randall L. Clark
Chairman of Dunn Tire Corporation
R. Keith Elliott
Retired Chairman and CEO of Hercules Incorporated
Randolph A. Marks
Co-Founder of CTG and Retired Chairman of American Brass Company
Dr. John M. Palms
Professor of Physics and former President of the University of South Carolina Daniel J. Sullivan
President and CEO of FedEx Ground
Stephen D'Anna, Rick N. Sullivan, Newton H. Parkes, Thomas J. Niehaus
Paul F. Dimouro, G. David Baer, Gregory M. Dearlove
Arthur W. Crumlish, Peter P. Radetich, Filip J.L. Gyde, Alex P. Alexander

CTG Officers
Alex P. Alexander - Vice President, CTG Retail SolutionsTM
G. David Baer - Executive Vice President and Co-Founder
James R. Boldt - Chairman and Chief Executive Officer
Arthur W. Crumlish - Vice President, Strategic Staffing Services
Stephen D'Anna - Vice President, Operations, North America
Gregory M. Dearlove - Vice President and Chief Financial Officer
Paul F. Dimouro - Vice President, Operations
Filip J.L. Gyde - Vice President and General Manager, CTG Europe
Thomas J. Niehaus - Vice President and General Manager, CTG HealthCare
  Solutions(R)
Newton H. Parkes - Vice President and General Manager, North America
Peter P. Radetich - Vice President, Secretary, and General Counsel
Rick N. Sullivan - Vice President, Western Region, Strategic Staffing Services




CTG
800 Delaware Avenue
Buffalo, New York 14209-2094
716.882.8000
800.992.5350
www.ctg.com

0554-AR-03