Form 10-K, Exhibit 13
period 2003-12-31
COMPUTER TASK GROUP INC
filed 2004-03-15
CIK 23111

                                                                      EXHIBIT 13

(Cover)

We Know Technology.

We Know Your Business.

Annual Report 2003

(Inside front cover)

Company Profile

In 2003, CTG began our 38th year of delivering information technology (IT) services that provide real business value to our customers. Our fully integrated array of IT staffing, application management outsourcing, and industry-focused IT solutions is backed by a time-tested suite of formal methodologies, a proprietary database of best practices, and an international network of strategic alliances and partnerships. Our 2,700 business and IT experts, based in an international network of offices in North America and Europe, help our clients use IT to achieve their business objectives.

Mission

CTG's mission is to provide IT services and solutions that add real business value to our customers while creating professional opportunities for our employees and value for our shareholders.

Vision

CTG's vision is to be recognized as a leading provider of value-added IT services and solutions in our selected markets.

Table of Contents

1        Letter to Shareholders
4        We Know Technology
6        We Know Healthcare
8        We Know Life Sciences
10       We Know Financial Services
12       We Know Industry
14       Consolidated Summary: Selected Financial Information
15       Management's Discussion and Analysis
22       Independent Auditors' Report
23       Consolidated Financial Statements
28       Notes to Consolidated Financial Statements
39       Corporate Information
40       CTG Board of Directors and Officers

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

Dear Fellow Shareholder:

2003 was the fourth and hopefully the final year of a prolonged and difficult technology recession. In 2003, CTG again fared better than most of our competitors due to our strategy that focuses on higher demand verticals where we have significant experience, our vigilant attention to cost control and our diverse business and client base. This strategy positions CTG well in a recovering economy and an improving market for IT services. Current key indicators in the markets and in our business do point to a modest recovery in 2004.

In 2003, CTG reported net income of $2.7 million, our highest level of profitability since 1999. Diluted net income per share was $0.16 in 2003, compared to net income before a cumulative change in accounting principle of $0.08 per diluted share in 2002. Earnings per share in 2003 included a one-time net benefit of $0.07 per share from a favorable tax ruling affecting our European operations. Revenues of $252.3 million were approximately 96% of 2002 revenues of $263.3 million, an indicator that our top line began to stabilize in 2003. Debt at year-end 2003 was eliminated - a reduction of $8.5 million - and represents the first time CTG has been out of debt since the February 1999 purchase of Elumen Solutions.

For CTG, 2003 was a solid year for our strategic staffing business and another excellent year for our healthcare practice. We are continuing our strategy of offering core IT services-staffing, application management, and solutions-targeted to vertical markets that are significant consumers of technology. In July 2003, we expanded our vertical practices to include life sciences, a dynamic market where we have significant experience. Demand for external IT support in the life sciences industry is being driven by industry growth and the need to comply with 21 CFR Part 11, a Federal regulation affecting companies manufacturing or selling products regulated by the Food and Drug Administration.

In 2003, CTG performed work for 587 clients. We place great importance on understanding our clients' business and IT needs because it enables us to better respond to client needs and provide more effective technology support. CTG's ability to do this has contributed enormously to the many strong, long-term client relationships we have. We see this commitment contributing to our future growth as customers increasingly look to their external technology service providers to bring both industry knowledge and best industry practices to technology support.

Two and a half years ago, we began the shift to our strategy that focuses on bringing CTG's core competencies to vertical markets, which is based on the model of our very successful healthcare practice, CTG Healthcare Solutions. Today most of CTG's business comes from four major focused verticals: technology service providers, financial services, healthcare, and life sciences. CTG's vertical market focus also puts us in a good position to capitalize on positive trends and emerging opportunities in each of these markets.

CTG's Vertical Market Opportunities

Technology service providers Technology service providers are a powerful and growing vertical market. This group, which Gartner calls technology aggregators, is expected to be responsible for procuring 50% of all IT services in the United States within five years (Source: Gartner Group). CTG has a proven track record of effectively supporting the needs of large technology service providers. We primarily support this group by supplying IT talent to supplement internal resources. CTG is ideally positioned to support this growing market because we have effectively developed and executed the low cost/high service model of providing IT talent to large technology service providers and users.

Healthcare As one of the largest providers of IT services to the healthcare industry, CTG is already well-established on a national level in this very large market with unique business and IT needs. We are strong in all healthcare software packages used by providers, which is driving a higher level of development and integration work as hospitals upgrade to newer software. Our leadership position also positions us favorably as more providers are outsourcing IT as they focus on their core business.

Financial services As an industry, financial services is one of the largest and most frequent consumers of information technology. Technology drives many of the advancements in productivity and service in this industry. We see our greatest opportunities in this vertical in staffing and transitional outsourcing and have a focus on smaller and mid-sized financial institutions. In CTG's European operations, financial services is our largest vertical and provides a strong foundation to grow our European business as the economy recovers and capital spending increases.

Life Sciences CTG Life Sciences Solutions, our newest vertical, supports a dynamic industry where CTG has significant references and expertise. CTG Life Sciences Solutions' clients include several industry leaders in the pharmaceutical and biotechnology segments of this market. Our experience developing 21 CFR Part 11 compliance solutions is opening doors for us in this high-growth vertical market.

CTG's Opportunities in Industry

In addition to our four largest verticals, CTG also has significant experience providing technology support to a variety of industries. Many of the productivity advancements in domestic industry are a result of IT solutions that support inventory and raw material management and logistics and distribution systems. CTG brings significant experience in this solution set to both industrial and retail companies which should favorably position us for new work as the economy recovers and companies increase capital spending. Additionally, because CTG has many years of experience in installing wireless capabilities in plant, warehouse and retail environments, our ability to support this market is enhanced as more companies employ wireless solutions in these environments.

CTG's Offshore Outsourcing Strategy

Apart from the economy and its impact on technology spending and employment, offshore outsourcing emerged as the largest single issue in the IT services market in 2003, a trend that will likely continue. CTG is responding to the challenges and opportunities of offshore outsourcing by selectively partnering with providers of offshore IT services, by focusing on transitional outsourcing and by shifting our outsourcing focus to mid-sized companies.

Our strategy is to partner with offshore providers as needed and to make our partnering decisions based on our customer-specific needs with geography a secondary and flexible consideration. We think that this approach makes more sense than purchasing at this time an offshore provider focused on one geography, industry or technology.

CTG's long-time focus on transitional outsourcing mitigates some of the impact the offshore factor is having on outsourcing providers. The significant initial investment in establishing offshore application management support typically does not make offshore a viable option for sunsetting applications. CTG has also focused its application management marketing on mid-sized firms in industries such as healthcare who are less inclined to go offshore for application management support. In 2003, we added several new application management clients in our healthcare practice and continue to see strong proposal activity for outsourcing engagements from this market.

A Technology Turnaround Possible in 2004

Growth in capital expenditures and further reduction in unemployment are essential for a full-fledged recovery in our business since capital investments drive the solutions business and companies turn to external suppliers when IT skills are difficult to find. Gains were made on both of these key economic measures in 2003 with domestic capital spending increasing to 7% of GDP from 5.2% of GDP in 2002 and U.S. unemployment declining year over year from 6.0% to 5.7%. These improvements represent meaningful progress on the macroeconomic front but additional improvement is needed to bring the market demand in our industry closer to normal levels. We also see a benefit for us from the consolidation and failures that have occurred in IT services and solutions firms over the last three years.

From an internal perspective, several favorable signs in our business and markets in 2003 also point toward further improvement aligning for 2004. CTG experienced continued growth in staffing demand with six consecutive quarters of improvement. We are also seeing a higher level of proposal activity for application management and the fledgling signs of an increase in development and integration work.

It has been a long and challenging four years for CTG and for our industry. CTG is proud to be a technology recession survivor and to have reported consistent operating profitability over the last two years, a claim few of our industry peers can make. Going forward, we are in a very solid position to benefit from a recovery in the economy and technology spending based on our high demand service offerings and established client relationships with major technology users in high demand vertical markets. CTG is also in a strong financial position-despite the prolonged technology recession-with no debt and strong receivables and cash flow.

As the year begins, we are cautiously optimistic about a gradual recovery in the economy and the IT services market and are looking for modest revenue growth and further improvement in CTG's profits and margins this year. Our focus in 2004 will be on keeping CTG's business and financial results on track for renewed growth and on improving our market valuation. We are feeling better about the future than we have in some time and are confident that our vertical market strategy remains the right direction to take CTG.


James R. Boldt
Chairman and Chief Executive Officer

We Know Technology CTG has over 37 years experience helping our clients use technology to achieve and support their business objectives and needs. We continually keep pace with advances in technology and today our expertise and experience as a technology service provider provides us with a solid foundation to support our core product set of IT staffing, application management, and solutions. CTG's 2,700-person IT consulting organization offers our clients capabilities in hardware, software, local and wide area networks, the Internet, intranets, wireless devices, and the IT services that make computer applications and systems productive and bring the power of technology to businesses.

Large technology service providers are increasingly becoming key aggregators of IT talent and services, securing the staff and knowledge to support large-scale engagements or complex solutions from a variety of sources. As a well-established, mid-sized technology services firm with a significant geographic presence in North America and western Europe, CTG is in a strong position to support this growing vertical market. Additionally, many leading technology firms are also turning to outside sources like CTG to manage or support their internal IT services so they can focus on their core business of developing, manufacturing, and marketing technology products and consulting services.

Our common ground as technology professionals enables us to work closely and in partnership with other IT companies, IS departments, and computer hardware and software manufacturing and services companies. CTG brings teams to our engagements with technology companies that include IT professionals with strong skill levels and up-to-date training, complemented by an approach that emphasizes teamwork and delivering to client requirements.

Typical support CTG provides to our customers in the technology market includes:

-     Large-scale and flexible technology staffing support

- Assessments to identify and prioritize ways to better align business and IT strategies

- Web-enabled order entry system implementation, linking companies with their supply chain

- Planning services, technology recommendations, and design changes for customer-driven applications

-     Evaluation, testing, and validation of applications

-     Implementation of corporate intranets and Internet infrastructures

- Security architecture for corporate intranets for a global community of users, involving design, development, and implementation

- Integration services ranging from point-to-point applications to enterprise application integration (EAI) and e-business

CTG's technology clients benefit from our experience and expertise in the industry, and our ability to quickly and cost-effectively secure IT talent to meet their requirements. For staffing contracts, we use a suite of staffing methodologies, including fulfillment recruiting, subcontractor certification, orientation, and reporting, to provide rapid response to a high volume of requests for skilled IT professionals. As a result, we have become expert at building pipelines to a qualified pool of candidates, enabling us to be prepared when a large staffing requirement is presented to us. On the delivery side, we use a wide variety of recognized industry methodologies, including project management, software development, and quality assurance, to ensure that we provide our technology industry clients support that is consistent with best industry practices.

CTG's structure, processes, and business model enable us to help large companies augment their IT staffs quickly while reducing services costs. Our experience and approach positions CTG to effectively support the growing number of large technology service providers that aggregate technology services from a wide range of sources on behalf of their clients.

Low cost and superior service have made CTG a leader in supporting the staffing needs of large users.

We Know Healthcare CTG HealthCare Solutions(R) (CTGHS) is a leading provider of IT consulting services to healthcare providers and payers in North America. CTGHS currently serves approximately 275 healthcare clients. Our healthcare IT consultants average over ten years of health care IT experience and many previously worked for healthcare software vendors or in integrated delivery networks or hospitals, providing in-depth industry experience and a valuable shared perspective with healthcare clients.

CTGHS is recognized for our use of proven project management methodologies geared to the healthcare industry and our ability to mobilize both healthcare and IT expertise. Access to the consulting and knowledge resources of the entire CTG organization enhances the competitive position of CTGHS as an IT provider to the healthcare market. This capability enables us to offer an expanded and comprehensive product set, including application management; system optimization solutions; network design, implementation, and support; and HIPAA-related services. In addition, we offer business planning solutions for the healthcare industry that focus on strategic IT alignment, IT architecture planning, technology assessment and selection, and business process modeling.

Our expertise with every major healthcare information system also contributes significantly to our ability to serve the healthcare market. We maintain separate practices for Cerner, IDX, McKesson, MEDITECH, PPMS, EPIC, and Siemens. We also operate a dedicated practice for Systems Integration, reflecting the importance of this solution set as the healthcare industry updates and links systems.

The strength of our service offerings and our consulting organization enables us to provide healthcare organizations and integrated delivery networks with solutions that achieve both clinical and financial objectives, improving patient care and service, while reducing costs and increasing efficiency. We also offer healthcare clients a single source for comprehensive IT consulting and enterprise-wide solutions. These competitive advantages, combined with our leadership position and knowledge of the U.S. healthcare industry, position CTGHS for continued growth serving this key vertical market.

Demand for technology is growing in this market at a double-digit pace because healthcare organizations are increasingly turning to technology to balance the need to control spiraling costs while providing higher standards of care delivery. An increasing number of healthcare organizations are also outsourcing IT to focus on their core business, which will be a key growth driver for CTG's healthcare practice.

Medical College of Georgia Health, Inc. MCG Health, Inc. (MCGHI) is a not-for-profit corporation that operates the MCG Health System. Located in Southeastern Georgia, the system incorporates a 483-bed adult hospital, a 149-bed children's hospital and 80 outpatient specialties. MCGHI decided to update a major hospital information application responsible for facility billing. Not only did the system need to be brought into compliance with HIPAA mandates, but it was heavily customized, requiring extensive--and costly--day-to-day maintenance.

CTG HealthCare Solutions' in-depth expertise in both HIPAA regulatory compliance and the relevant technology made us the best choice to carry out these important projects. Our specialists led several engagements that resolved MCGHI's business issues by making the system fully HIPAA-ready while significantly reducing customizations and associated maintenance costs, on time and within budget. Since then, we've assisted with several additional IT projects for MCGHI, including system implementations and upgrades and the integration of a new patient access component with the original hospital information system--all without negative impact to healthcare delivery or cash flow. A CTG Client Since 2001

CTG's application management support for Healthcare clients increased in 2003.

We Know Life Sciences CTG Life Sciences Solutions, our newest vertical practice, is already CTG's third largest practice, an indicator of the strength of our client relationships and the demand in this market. We work with many leading pharmaceutical and biotechnology companies in the life sciences industry. This dynamic market, which numbers approximately 4,000 companies in North America and Europe, also includes medical device manufacturers and clinical trials and contract research organizations. In addition to being a high-growth market, the life sciences industry is one of the most profitable industry groups with capital spending and external IT spending outpacing most other sectors.

This practice combines CTG's core service offerings with over 10 years experience in the life sciences market and focuses on good automated manufacturing practices (GAMP) and regulatory compliance solutions. For clients in North America and Europe, CTG's Life Sciences Solutions' services include IT and validation strategy, regulatory compliance, software and system development, information security, adverse events reporting, audit services, process manufacturing, and application maintenance outsourcing. We also have the capability to provide life sciences clients support from remote solution centers.

Global validation and remediation, with a focus on 21 CFR Part 11 compliance, is currently the highest demand solution set in this vertical market. This regulation, implemented by the Food and Drug Administration (FDA) in 1997, established requirements for electronic records and signatures for all companies that produce or distribute FDA-regulated products.

Because many life science companies do not have the internal resources to perform the planning and validation needed to comply with FDA regulations such as 21 CFR Part 11, there is a robust market for external support in the compliance area. Since the electronic submission requirement for new drug applications was implemented in 1997, CTG has completed a substantial amount of this work for existing clients that provides us a solid foundation to market this solution to prospective clients.

CTG support in the area of regulatory compliance provides IT and validation strategy, managed services, and validation resources that deliver comprehensive support for life sciences firms. In 2003, we packaged our validation solutions in a new product, CAVS (CTG's automated validation and software development system), which contributed to the growth CTG achieved last year in work supporting the life sciences market.

CTG's strategy to continue a strong growth pace for our life sciences vertical practice includes a continued focus on GAMP and regulatory compliance with an expansion of our solutions offering over the next few years to include systems for clinical trials, pharmacovigilance, adverse effects reporting, and CAPA (corrective and preventive action) management.

CTG brings significant regulatory compliance experience to its Life Sciences clients.

We Know Financial Services CTG has a long and significant history as a provider of technology support to the financial services industry. Our client references in this vertical include banks, insurance companies, and securities brokerages, and range from small local institutions to Global 1000 companies. We support traditional financial services business functions, as well as activities such as mergers and acquisitions integration, risk management, and e-commerce. In addition to traditional transactional experience, CTG has extensive references in consumer and mortgage lending, compliance, and fraud detection.

We provide financial services clients with support covering a full range of mission-critical IT functions, including staffing, applications management, helpdesk, infrastructure, data center, desktop support, and network management. CTG supports a comprehensive software set used by the financial services industry including the packages of AMS, ASC, ATM, Bell & Howell, Checkfree, Computer Associates, Fair Isaac, Fiserv, IBM, Kofile, Mainsoft, M&I, Primary Payment Systems, and Provenir. Our technical skills encompass virtually every major hardware system and programming language used by the industry.

A key area of strength in this vertical is CTG's experience in integrating new applications and technologies with existing systems, which is a high demand solution set given the industry's diverse and changing mix of product sets and the systems supporting them. We are also very effective at providing transitional outsourcing to the financial services industry, where we typically manage 'sunsetting' applications to allow the client's internal IT staff to focus on implementing new applications.

CTG also brings significant international experience in financial services IT to clients in this vertical market. Financial services represents our largest vertical market in Europe, accounting for 27.6% of revenues in our European operation. Our European financial services clients currently include institutions in Belgium, the Netherlands and Luxembourg, which is a major European banking center.

CTG excels at supporting the financial services market because of our deep understanding of its business processes and how to use technology to enhance service levels and productivity while lowering costs. Our ability to quickly source specialized IT talent in large volume is valuable to this market based on its significant, but variable need for supplemental IT support. CTG's application management capabilities also enable us to take on outsourcing engagements of a significant scale.

Our growth focus in this vertical market is on expanding our business as an IT staffing supplier to larger financial institutions and increasing the application management work we perform for small-to-mid-sized banks and financial services companies.

Fortis CTG's association with Fortis, an international banking, insurance, and investment services provider, began in 2000 after its formation as the result of a merger of ASLK and Generale Bank, itself a CTG client since 2000. While the merger established Fortis as one of Europe's leading financial institutions, it also confronted the new organization with a problem: two sets of mission-critical applications operating on two different computing platforms. CTG's widely-recognized installation and testing expertise, as well as our relationship with Generale Bank, prompted Fortis to ask us to lead a project to merge the disparate applications on a common operating platform.

Following the successful conclusion-on time and within budget-of that project, Fortis and CTG have entered into an ongoing managed staffing agreement under which CTG provides IT experts that fit skill profiles defined at the start of the engagement. Fortis has the option to change the composition of the team and expand or reduce it as necessary to accommodate seasonal demand or special project requirements, while CTG takes full responsibility for training to ensure the seamless integration of new team members. Our flexibility and attention to quality, continuity, and knowledge transfer have earned CTG a strong client approval rating from Fortis. A CTG Client Since 2000

CTG's Financial Services clients include U.S. and European banks and insurers.

We Know Industry CTG solutions and IT consultants support business operations in a wide range of industries including retail, consumer products, food and beverage, fragrances and cosmetics, household appliances, automotive and tire, metals, and petrochemical. The breadth of our IT capabilities and industry experience enhances CTG's appeal as an external provider of IT services and solutions.

For our manufacturing clients, logistics, Internet-based supply chains, and health safety, and environment (HSE) stand out as the solutions sets where we have done the most work and where client demand is strongest. CTG's customer relationship management (CRM) and vendor allowance solutions complement our logistics capabilities for large retailers and help these clients increase gross profit, same store sales, and average transaction size, while automating and securing the maximum benefit from vendor allowance programs.

We view logistics as the foundation of supply chain management and a key component of enterprise resource management. CTG develops customized, 'common-sense' distribution management systems that enhance productivity, increase revenues, and reduce operational costs by an average of 30%. We also deliver business solutions that optimize the enterprise-wide management of inventory, resources, and facilities.

CTG's work automating distribution and warehouse facilities numbers in the hundreds of facilities-ranging from less than 20,000 to over two million square feet-in both North America and Europe. We design logistics and distribution systems to integrate seamlessly into enterprise resource planning or legacy host systems. Our logistic solutions are also designed to deliver real-time, critical business information that managers can use to make tactical decisions that achieve corporate initiatives, increase productivity, and reduce operating costs. A key niche of CTG's logistics expertise is development of wireless logistics solutions able to operate in challenging environments for radio frequency systems.

We see the Internet as the backbone of an effective supply chain because it supplies the most efficient mechanism for integrating all the organization's suppliers of services, raw materials, and inventory with its business processes and information systems. CTG also develops customized solutions specific to client products, markets, and companies, which helps our manufacturing clients maximize their return on investment thorough reduced inventories, greater customer loyalty, lower operating costs and faster product development and delivery.

For most manufacturers, health, safety and environment (HSE) is a mission-critical priority. CTG applications have helped HSE professionals more effectively collect and report HSE information and use it for a variety of purposes including hazard identification, root and contributing cause determination, development and improvement of risk management, safety and training programs, resource utilization, and comprehensive data collection and reporting.

A unique advantage that CTG brings to our manufacturing clients is that we are one of a very few IT services companies that has a Total Quality Management program certified to ISO 9001-2000. Our ISO-certified status makes us an ideal IT partner with manufacturing companies because these companies have typically adopted ISO and value working with suppliers who are also ISO-compliant.

Lone Star Steel 2003 marked the ten-year anniversary of a highly successful partnership between CTG and Texas-based Lone Star Steel Company, a world-leading manufacturer and distributor of quality tubular products for energy, industrial, and automotive applications. This year, CTG completed two major projects for Lone Star: implementation of Oracle manufacturing software and installation of a wireless communication network. The Oracle implementation concluded a three-year collaboration in which CTG specialists worked closely with Lone Star Steel business experts to tailor the applications to Lone Star's business processes and integrate the various phases of its production lines.

Full utilization of the Oracle applications required extending networking capability to all areas of the business, including the mill floor. Although the mill's age and extreme conditions had previously made networking problematical, CTG developed an innovative wireless solution that fully supported the Oracle rollout. In fact, the wireless network's outstanding signal strength and reliability were instrumental in the success of the implementation effort. Now that the Oracle system is up and running, CTG and Lone Star are looking forward to next year's challenge: harvesting the information provided by the new applications to optimize Lone Star's bottom line. A CTG Client Since 1994

The breadth of our IT capabilities and Industry experience make CTG an ideal external technology partner.

CONSOLIDATED SUMMARY - FIVE-YEAR SELECTED FINANCIAL INFORMATION

CONSOLIDATED SUMMARY                                        2003        2002          2001         2000          1999
(amounts in millions, except per-share data)
OPERATING DATA
Revenue                                                    $252.3      $263.3        $320.2       $354.8         $486.3
Operating income (loss)                                    $  3.3      $  4.0        $  0.4       $ (5.6)**      $ 30.8
Net income (loss) before cumulative effect
     of change in accounting principle                     $  2.7      $  1.4        $ (2.2)      $ (5.7)**      $ 16.7
Net income (loss)                                          $  2.7      $(35.7)*      $ (2.2)      $ (5.7)**      $ 16.7
Basic net income (loss) per share before cumulative
     effect of change in accounting principle              $ 0.16      $ 0.08        $(0.13)      $(0.35)**      $ 1.02
Basic net income (loss) per share                          $ 0.16      $(2.15)*      $(0.13)      $(0.35)**      $ 1.02
Diluted net income (loss) per share before cumulative
     effect of change in accounting principle              $ 0.16      $ 0.08        $(0.13)      $(0.35)**      $ 1.00
Diluted net income (loss) per share                        $ 0.16      $(2.11)*      $(0.13)      $(0.35)**      $ 1.00
Cash dividend per share                                    $   --      $   --        $   --       $ 0.05         $ 0.05

FINANCIAL POSITION
Working capital                                            $ 16.4      $ 16.6        $ 20.3       $ 12.5         $ 35.2
Total assets                                               $ 96.4      $ 99.2        $149.5       $162.4         $199.2
Long-term debt                                             $   --      $  8.5        $ 15.5       $  9.7         $ 31.4
Shareholders' equity                                       $ 56.1      $ 52.4        $ 86.6       $ 88.8         $ 94.9

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

Revenue (in millions)

2003     $252.3
2002     $263.3
2001     $320.2

Operating Income (in millions)

2003     $3.3
2002     $4.0
2001     $0.4

Diluted Net Income (Loss) Per Share Before Cumulative Effect of Change in Accounting Principle

2003     $0.16
2002     $0.08
2001     $(0.13)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS

Statements included in this Management's Discussion and Analysis of Financial Condition and Results of Operations and elsewhere in this document that do not relate to present or historical conditions are "forward-looking statements" within the meaning of that term in Section 27A of the Securities Act of 1933, as amended, and Section 21F of the Securities Exchange Act of 1934, as amended. Additional oral or written forward-looking statements may be made by the Company from time to time, and such statements may be included in documents that are filed with the Securities and Exchange Commission. Such forward-looking statements involve risks and uncertainties that could cause results or outcomes to differ materially from those expressed in such forward-looking statements. Forward-looking statements may include, without limitation, statements relating to the Company's plans, strategies, objectives, expectations, and intentions and are intended to be made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Words such as "believes," "forecasts," "intends," "possible," "expects," "estimates," "anticipates," or "plans" and similar expressions are intended to identify forward-looking statements.

Several important factors should be taken into consideration when reviewing the operational results of the Company either on a quarterly or annual basis. These include:

THE ANTICIPATED DEMAND FOR INFORMATION TECHNOLOGY (IT) SERVICES

There has been a steady decline in demand in the technology services sector from 2000-2003 as a recession in the technology industry has negatively affected spending for information technology services. While the Company believes that demand has begun to increase, a continued decline in spending for IT services may continue to adversely affect the Company's operating results in the future.

FOREIGN OPERATIONS

The Company has been negatively affected by weaker economic conditions in The Netherlands, which have reduced demand and increased price competition for our services. If weaker economic conditions continue for an extended time, our ability to maintain or increase revenues in The Netherlands may be significantly limited. We continue to assess whether additional cost cutting efforts may be required and if various other strategies involving our operations in The Netherlands would better position the Company to realize our current and future objectives.

THE AVAILABILITY OF QUALIFIED PROFESSIONAL STAFF

The Company currently actively competes with other IT services providers for qualified professional staff. The availability, or lack thereof, of qualified professional staff may affect the Company's ability to provide services and meet the needs of its customers in the future. An inability to fulfill customer requirements due to a lack of available qualified staff may adversely impact the operations of the Company in the future.

RATE AND WAGE INFLATION OR DEFLATION

While the rates at which the Company bills its customers for its services have tended to stabilize in the later part of 2003, there has been a general decline in these rates over recent years as a result of the technology recession mentioned above. Additionally, the Company actively competes against many other companies for business with new and existing clients. A continuation of the recession and competitive pressures may lead to a further decline in the rates that the Company bills its customers for its services, which may adversely effect the Company's operating results in the future.

RESULTS OF OPERATIONS

The table below sets forth data as contained on the consolidated statements of operations, with the percentage information calculated as a percentage of consolidated revenues.

YEAR ENDED DECEMBER 31,                                           2003             2002              2001
(percentage of revenue)
Revenue                                                         100.0%            100.0%           100.0%
Direct costs                                                     73.3%             72.5%            71.4%
Selling, general, and administrative expenses                    25.4%             26.0%            28.5%
                                                                -----             -----            -----
Operating income                                                  1.3%              1.5%             0.1%
Interest and other expense, net                                  (0.2)%            (0.6)%           (1.1)%
                                                                -----             -----            -----
Income (loss) before income taxes and cumulative effect
   of change in accounting principle                              1.1%              0.9%            (1.0)%
Provision (benefit) for income taxes                              0.0%              0.4%            (0.3)%
                                                                -----             -----            -----
Net income (loss) before cumulative effect of change
   in accounting principle                                        1.1%              0.5%            (0.7)%
Cumulative effect of change in accounting principle                --             (14.1)%             --
                                                                -----             -----            -----
Net income (loss)                                                 1.1%            (13.6)%           (0.7)%
                                                                =====             =====            =====

2003 AS COMPARED TO 2002

In 2003, CTG recorded revenue of $252.3 million, a decrease of 4.2 percent when compared to 2002 revenue of $263.3 million. Revenues from the Company's North American operations totaled $212.1 million in 2003, a decrease of 6.5 percent when compared to 2002 revenue of $226.8 million. Revenues from the Company's European operations totaled $40.2 million, an increase of 10.1 percent when compared to 2002 revenue of $36.5 million. The European revenue represented 16.0 and 13.8 percent of 2003 and 2002 consolidated revenue, respectively. The Company's revenue includes reimbursable expenses billed to customers. These expenses totaled $6.7 million and $6.8 million in 2003 and 2002, respectively.

Consistent in both North America and Europe, the consolidated year-over-year revenue decrease is primarily a result of the ongoing recession in technology related investments which has had an overall negative effect on customer spending for information technology services. Although 2003 saw an increasing demand for the IT staffing services provided by the Company, a general weakness in demand for the other services offered by the Company resulted in the overall decrease in revenue year-over-year. Additionally, a change in the mix of the services provided to customers in 2003 towards providing more staffing services led to an aggregate decline in the rates of approximately 6 percent for which the Company bills its customers for its services.

Revenue was negatively impacted in Europe due to the technology recession; however, this was fully offset by the strengthening of the currencies of the Netherlands, Belgium, the United Kingdom, and Luxembourg, the countries in which the Company's European subsidiaries operate. In the Netherlands, Belgium and Luxembourg, the functional currency is the Euro, while in the United Kingdom, the functional currency is the British pound. If there had been no change in these foreign currency exchange rates from 2002 to 2003, European and total consolidated revenues for 2003 would have been $8.1 million lower. Without these exchange gains in Europe, total European revenue would have decreased $4.4 million or 12.1 percent from 2002.

In November 2003, the Company signed a contract with International Business Machines (IBM) for one year as one of IBM's national technical service providers for the United States. IBM has the right to extend the contract for three additional one-year periods. This contract, and its predecessor, accounted for approximately 89 percent of the services provided to IBM in 2003. In 2003, IBM continued to be the Company's largest customer, accounting for $53.9 million or
21.4 percent of total revenue as compared to $51.9 million or 19.7 percent of 2002 revenue. The increase in demand for staffing services that the Company experienced in 2003 was significantly impacted by IBM. However, this increase in demand was partially offset by a decline in the rates that the Company billed IBM for its services. The Company expects to continue to derive a significant portion of its revenue from IBM in 2004 and in future years. While a decline in revenue from IBM would have a negative effect on the Company's revenues and profits, the Company believes a simultaneous loss of all IBM business is unlikely to occur due to the diversity of the projects performed for IBM and the number of locations and divisions involved.

Direct costs, defined as costs for billable staff including billable out-of-pocket expenses, were 73.3 percent of revenue in 2003 as compared to 72.5 percent of 2002 revenue. The increase in direct costs as a percentage of revenue in 2003 as compared to 2002 is due to the shift to more staffing services in the Company's sales mix and the recession previously mentioned which has adversely affected the rates at which the company bills customers for its services.

Selling, general and administrative (SG&A) expenses were 25.4 percent of revenue in 2003 as compared to 26.0 percent of revenue in 2002. The decline in SG&A expense year-over-year is due to the Company continuing to align and reduce its cost structure to the current level of revenue.

Operating income was 1.3 percent of revenue in 2003 as compared to 1.5 percent of revenue in 2002. Operating income from North American operations was $5.5 million and $7.7 million in 2003 and 2002, respectively, while European operations recorded an operating loss of $(2.2) million and $(3.7) million in 2003 and 2002, respectively. Additionally, if there had been no change in the European foreign currency exchange rates from 2002 to 2003, the operating loss in Europe in 2003 would have been $0.5 million lower, or $(1.7) million.

Interest and other expense, net was (0.2) percent of revenue in 2003 and (0.6) percent in 2002. The decrease as a percentage of revenue from 2002 to 2003 is primarily due to lower average outstanding indebtedness balances and significantly lower interest rates in 2003, interest income of $0.6 million resulting from a tax ruling in the Netherlands which created a significant net operating loss for tax purposes in the Netherlands on which the Company was due interest, partially offset by a loss of approximately $(0.2) million on the sale of the property held for sale in the second quarter of 2003. The provision for income taxes was 4.1 percent in 2003 and 39.5 percent in 2002. The significant decrease in the provision for taxes is primarily due to the tax ruling in the Netherlands mentioned above, which resulted in a significant net operating loss and a calculated refund of approximately $1.1 million of taxes previously paid. The Dutch government has notified the Company that it will be receiving this refund, and the interest on this refund, in the first quarter of 2004.

Net income for 2003 was 1.1 percent of revenue or $0.16 per diluted share, compared to a loss of 13.6 percent of revenue or $(2.11) per diluted share in 2002. The 2002 loss includes the cumulative effect of the change in accounting principle relating to the valuation of the Company's goodwill which totaled 14.1 percent of revenue, or $(2.19) per diluted share. Diluted earnings per share were calculated using 16.8 and 16.9 million equivalent shares outstanding in 2003 and 2002, respectively. The decrease in equivalent shares outstanding in 2003 is due to a lesser dilutive effect of outstanding stock options.

ACCOUNTING STANDARDS PRONOUNCEMENTS AFFECTING 2003

In June 2002, the FASB issued FAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses the accounting and reporting for costs associated with the exit from or disposal of a portion of a company's operations. The provisions of this standard are effective for any exit or disposal activities initiated after December 31, 2002. The Company has reviewed the provisions of this standard and determined that its adoption did not have a significant effect on its financial position or results of operations for the year ended December 31, 2003.

In April 2003, the FASB issued FAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies the financial accounting and reporting for derivative instruments, including those embedded in other contracts, and for hedging activities under FAS No. 133. The provisions of the statement, for the most part, were effective for contracts entered into and hedging activities designated after June 30, 2003. The Company has reviewed the provisions of this statement and determined that it did not have any effect on its financial position or results of operations for the year ended December 31, 2003.

In May 2003, the FASB issued FAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for how entities should measure and classify financial instruments with characteristics of both liabilities and equity. The provisions of this statement were effective for interim periods beginning after June 15, 2003. The Company has reviewed the provisions of this statement and determined that it did not have any effect on its financial position or results of operations for the year ended December 31, 2003.

During 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities," and a revision of this Interpretation in December 2003. These Interpretations of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," address the consolidation by business enterprises of certain variable interest entities. If applicable, the provisions of these Interpretations were effective for interim periods beginning after June 15, 2003. The Company has reviewed the provisions of these Interpretations and determined that they did not have any effect on its financial position or results of operations for the year ended December 31, 2003.

During 2003, the Emerging Issues Task Force (EITF) issued Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. The provisions of this Issue were effective for interim periods beginning after June 15, 2003. The Company has reviewed the provisions of this Issue and determined that those provisions are consistent with the Company's existing policies, and therefore the implementation of this Issue did not have a significant effect on the Company's financial position or results of operations for the year ended December 31, 2003.

In December 2003, the FASB issued FAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Post Retirement Benefits." This revision of FAS No. 132 requires additional disclosures about the assets, obligations, the cash flows, and the net periodic benefit costs of defined benefit plans and other defined benefit postretirement plans. The provisions of the statement, for the most part, are effective for periods ending after December 15, 2003. The Company has included these additional required disclosures, as applicable, in the notes to its consolidated financial statements, including note 6, "Deferred Compensation Benefits," and note 7, "Employee Benefits."

CRITICAL ACCOUNTING POLICIES

Goodwill Valuation - With the required adoption of FAS No. 142 in 2002, CTG recorded a charge of $37.0 million, representing the cumulative effect of the change in accounting principle. The remaining goodwill balance of $35.7 million, relating to the company's North American operations, will be evaluated annually or more frequently if facts and circumstances indicate impairment may exist. These evaluations will be based on estimates and assumptions that may analyze the appraised value of similar transactions from which the goodwill arose, the appraised value of similar companies, or estimates of future discounted cash flows. The estimates and assumptions on which the Company's evaluations are based necessarily involve judgments and are based on currently available information, any of which could prove wrong or inaccurate when made, or become wrong or inaccurate as a result of subsequent events.

As of both January 1, 2003 and 2004, the Company completed its annual valuation of the business unit to which the Company's goodwill relates. This valuation indicated that the estimated fair value of the business unit exceeded the carrying value of this unit at both January 1, 2003 and 2004. Accordingly, the Company believes no additional impairment is required to be recorded in its consolidated financial results. Changes in future valuations, however, could lead to additional impairment charges.

Income Taxes - At December 31, 2003, the Company had approximately $5.0 million of current and non-current net deferred tax assets recorded on its balance sheet. The changes in deferred tax assets and liabilities from year to year are determined based upon the changes in differences between the basis of assets and liabilities for financial reporting purposes and the basis of assets and liabilities for tax purposes, as measured by the enacted tax rates when these differences are estimated to reverse. The Company has made certain assumptions regarding the timing of the reversal of these assets and liabilities, and whether taxable operating income in future periods will be sufficient to recognize all or a part of any gross deferred tax asset of the Company.

During 2003, a court case was resolved in the plaintiffs favor in the Netherlands, which created, for tax purposes, a significant net operating loss for the Company's Dutch subsidiaries. A portion of that net operating loss was carried back to years when the subsidiaries had taxable income, which resulted in a tax refund of approximately $1.1 million, and interest of approximately $0.6 million, due to the Company. The Company has recorded this refund and interest in its operations in 2003, and expects to receive the total amount due of approximately $1.7 million in the first quarter of 2004. In addition to this refund, at December 31, 2003, the Company has a remaining deferred tax asset resulting from the net operating loss in the Netherlands of approximately $3.8 million. The Company also has net operating loss benefits of approximately $1.4 million in various other countries where it does business. Management of the Company has analyzed each country's tax position and determined that it is unclear whether approximately $4.0 million of this total potential asset of $5.2 million will be realized at any point in the future. Accordingly, at December 31, 2003, the Company has offset the asset with a valuation allowance totaling $4.0 million. In the future, the asset, and its potential realizability, will be evaluated each quarter to determine if a portion of the valuation allowance should be reversed. Any reversal of this valuation allowance in the future will result in a reduction of the Company's effective tax rate. In 2003, a 1 percent decrease in the effect tax rate would have equaled $29,000 of additional net income.

The Company has also made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these condensed consolidated financial statements pursuant to the rules and regulations of the Securities and Exchange Commission (the SEC). Such estimates primarily relate to allowances for doubtful accounts receivable, investment valuation, legal matters, and estimates of progress toward completion and direct profit or loss on fixed-price contracts. Actual results could differ from these estimates.

2002 AS COMPARED TO 2001

In 2002, CTG recorded revenue of $263.3, a decrease of 17.8 percent when compared to 2001 revenue of $320.2 million. The year-over-year revenue decrease was a result of the ongoing recession in the technology sector that had a significant negative effect on customer spending for information technology services. North American revenue decreased by $46.9 million or 17.1 percent in 2002 as compared to 2001, while revenue from European operations decreased by $10.0 million or 21.6 percent. European revenues were 13.8 percent and 14.5 percent of total Company revenues in 2002 and 2001, respectively.

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

In November 2000, the Company signed a contract with IBM for three years as one of IBM's national technical service providers for the United States. This contract covered 95 percent of the total services provided to IBM by the company in 2002. In 2002, IBM continued to be the Company's largest customer, accounting for $51.9 million or 19.7 percent of total revenue as compared to $78.3 million or 24.5 percent of 2001 revenue. Although revenues from IBM were constrained in 2002, the Company continued to derive a significant portion of its revenue from IBM in 2003. While the decline in revenue from IBM has had a negative effect on the Company's revenues and profits, the Company believes a simultaneous loss of all IBM business is unlikely to occur due to the diversity of the projects performed for IBM and the number of locations and divisions involved.

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

Selling, general, and administrative (SG&A) expenses were 26.0 percent of revenue in 2002 as compared to 28.5 percent of revenue in 2001. During 2002, due to the adoption of Financial Accounting Standard (FAS) No. 142, "Goodwill and Other Intangible Assets," the Company discontinued the amortization of its existing goodwill. In 2001, such amortization totaled $4.0 million, or $0.24 basic and diluted earnings per share. If such amortization expense were excluded from the 2001 balances, SG&A expense as a percentage of revenue would have been
27.3 percent in 2001. The decline in SG&A expense year over year is due to the Company continuing to align its cost structure to the then current level of revenue. Operating income from North American and Corporate operations was $7.7 million and $2.8 million in 2002 and 2001, respectively, while European operations recorded an operating loss of $(3.7) million and $(2.4) million in 2002 and 2001, respectively.

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

ACCOUNTING STANDARDS PRONOUNCEMENTS AFFECTING 2002

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

In conjunction with the adoption of FAS No. 142, the initial valuation of the business unit to which the Company's goodwill relates was completed by management with the assistance of an independent appraisal company. Such valuation indicated that the carrying value of the business unit was greater than the determined fair value. The goodwill on the Company's balance sheet primarily related to the acquisition in February 1999 of the healthcare information technology services provider Elumen Solutions, Inc. Although the revenues and profits for this unit decreased in 2000 and 2001, in 2002 the revenues and profits for that unit were similar to when the acquisition was completed in 1999. However, the valuation of technology companies in 1999 was relatively high as compared to the valuations at the beginning of 2002. Accordingly, as a result of the independent appraisal which considered the fair market values of similar companies, the Company recorded a $37.0 million non-cash charge for impairment of goodwill in that business unit in the Company's year-to-date financial results, as a cumulative effect of a change in accounting principle. There was no tax associated with this impairment, as the amortization of this goodwill was not deductible for tax purposes.

As of January 1, 2003, the Company completed its annual valuation of the business unit to which the Company's goodwill relates. This valuation indicated that the estimated fair value of the business unit exceeded the carrying value of this unit. Accordingly, the Company believed no additional impairment was required to be recorded in its consolidated financial results.

In August 2001, the FASB issued FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses the accounting and reporting for the impairment or disposal of long-lived assets. The Company adopted this standard effective January 1, 2002. During the first quarter of 2002, the Company began to actively market one of its owned properties for sale, and had classified this property as held for sale on its consolidated balance sheet. During 2002, the Company made an adjustment of approximately $0.1 million to the carrying value of this asset in order to write down the property's value to the anticipated net fair value.

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

In June 2002, the FASB issued FAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addressed the accounting and reporting for costs associated with the exit from or disposal of a portion of a company's operations. The provisions of this standard are effective for any exit or disposal activities initiated after December 31, 2002. The adoption of this standard did not impact the financial position or results of operations of the Company.

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

FINANCIAL CONDITION AND LIQUIDITY

Cash provided by operating activities was $9.5 million and $4.6 million in 2003 and 2002, respectively. Net income in 2003 totaled $2.7 million, while other non-cash adjustments, primarily consisting of depreciation expense, the loss on sales of property and equipment and property held for sale, and deferred income taxes, totaled $3.5 million. Additionally, accounts receivable decreased by $3.7 million as compared to December 31, 2002 primarily due to the timing of the collection of outstanding balances near year-end 2003 which resulted in a decrease in days sales outstanding to 63 days from 65 days at December 31, 2002. Accounts payable decreased $0.2 million primarily due to the timing of certain payments. Taxes receivable increased $1.0 million due to the tax refund resulting from the change in the tax law in the Netherlands previously mentioned, which resulted in a significant net operating loss and a calculated refund of approximately $1.1 million of taxes previously paid. Advance billings on contracts increased $0.8 million due to the timing of billings sent to customers prior to December 31, 2003.

Cash flows from investing activities provided $0.6 million in 2003, primarily from the sale of a company owned building, while using $1.8 million in 2002. In 2003, net property and equipment and property held for sale decreased approximately $3.9 million. Additions to property and equipment were $1.7 million, offset by depreciation expense of $3.4 million and proceeds from the sales of property and equipment and property held for sale of $2.3 million. The Company utilized the proceeds from the sale of the property held for sale to reduce its outstanding balance on its revolving line of credit. The Company has no significant commitments for capital expenditures at December 31, 2003.

Financing activities used $8.2 million of cash in 2003. Net payments on long-term revolving debt totaled $8.5 million, reducing the outstanding debt under this agreement to $0 at December 31, 2003. The Company borrows or repays this revolving debt as needed based upon its working capital obligations, including the timing of the US bi-weekly payroll. Daily average borrowings under this agreement for the fourth quarter of 2003 were $7.3 million. The Company also received $0.2 million from employees for stock purchased under the Employee Stock Purchase Plan.

The Company is authorized to repurchase a total of 3.4 million shares of its common stock for treasury and the Company's stock trusts. At December 31, 2003, approximately 3.2 million shares have been repurchased under the authorizations, leaving 0.2 million shares authorized for future purchases. No share purchases were made in 2003, 2002, or 2001.

At December 31, 2003, consolidated shareholders' equity totaled $56.1 million, which is an increase of $3.8 million from December 31, 2002. The increase is primarily due to net income of $2.7 million, and the favorable effect of foreign currency translation of $1.3 million.

The Company believes existing internally available funds, cash potentially generated by operations, and available borrowings under the Company's revolving line of credit totaling approximately $44.9 million at December 31, 2003 will be sufficient to meet foreseeable working capital, capital expenditure, and possible stock repurchase needs, and to allow for future internal growth and expansion. At this time, other than those noted below under the heading "Contractual Obligations," the Company does not have any significant commitments for expenditures in 2004.

The Company did not have any related party or off-balance sheet arrangements or transactions during 2003, 2002, or 2001.

CONTRACTUAL OBLIGATIONS

A summary of the Company's contractual obligations at December 31, 2003 is as follows:

(in millions)                                            Less than       1-3          3-5       More than
                                             Total         1 year       years        years       5 years
                                             -----       ---------      -----        -----      --------
Long-term debt                       A       $  --         $  --        $  --        $  --        $  --
Capital lease obligations            B          --            --           --           --           --
Operating lease obligations          C        14.2           6.1          6.3          1.6          0.2
Purchase obligations                 D         0.3           0.3           --           --           --
Deferred compensation benefits
     (United States)                 E         9.2           0.6          1.3          1.3          6.0
Deferred compensation benefits
     (Europe)                        F          --            --           --           --           --
Other long-term liabilities          G         0.2           0.1          0.1           --           --

                                   Total     $23.9         $ 7.1        $ 7.7        $ 2.9        $ 6.2

A The Company has a committed revolving debt agreement with a bank group totaling $45.0 million, due in May 2005. Borrowings under the agreement are secured by certain of the Company's assets, and the Company is required to meet certain financial covenants in order to maintain borrowings under the agreement, pay dividends, and make acquisitions. At December 31, 2003 and during 2003 and 2002, the Company was in compliance with these covenants. The Company uses this facility to fund its working capital obligations as needed, primarily including funding the US bi-weekly payroll. There were no borrowings outstanding under this agreement at December 31, 2003.

            The Company currently has one outstanding letter of credit for less than $0.1 million that collateralizes an office lease. The Company is also committed to enter into a letter of credit in 2004 totaling less than $0.1 million to collateralize an employee benefit program.

B The Company does not have any, and is not committed to enter any capital lease obligations at this time.

C Operating lease obligations relate to the rental of office space, office equipment, and automobiles leased in our European operations. Total rental expense under operating leases in 2003, 2002, and 2001 was approximately $8.4 million, $8.5 million, and $9.6 million, respectively.

D The Company is currently obligated to spend approximately $ 0.3 million in 2004 for computer-based training courses.

E The Company is committed for deferred compensation benefits in the United States under two plans. The Executive Supplemental Benefit Plan (ESBP) provides a current and certain former key executives with deferred compensation benefits. The ESBP was amended as of November 30, 1994 to freeze benefits for participants at that time. Currently, 10 individuals are receiving benefits under this plan. The ESBP is deemed to be unfunded as the Company has not specifically identified Company assets to be used to discharge the deferred compensation benefit liabilities.

      The Company also has a non-qualified defined-contribution deferred compensation plan for certain key executives. There were no contributions to this plan in 2003, and only one executive currently has a vested balance under the plan.

F The Company maintains a contributory defined-benefit plan for its employees located in the Netherlands. This plan was curtailed on January 1, 2003 for additional contributions. As this plan is fully funded at December 31, 2003, the Company does not anticipate making any additional payments to fund the Plan.

G The Company has other long-term liabilities totaling $0.2 million, reflecting the cost for access to informational databases provided by a vendor to the Company.

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders of
Computer Task Group, Incorporated
Buffalo, New York

We have audited the accompanying consolidated balance sheet of Computer Task Group, Incorporated and subsidiaries as of December 31, 2003, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The accompanying balance sheet of Computer Task Group, Incorporated as of December 31, 2002, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the years ended 2002 and 2001 were audited by other auditors whose report thereon dated February 5, 2003, was unqualified and included an explanatory paragraph that described the change in the company's method of accounting for goodwill discussed in Note 1 to the consolidated financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Computer Task Group, Incorporated and subsidiaries as of December 31, 2003, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.


                                  /s/ KPMG LLP

Buffalo, New York
February 4, 2004

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Computer Task Group, Incorporated
Buffalo, New York

We have audited the accompanying consolidated balance sheet of Computer Task Group, Incorporated and subsidiaries (the "Company") as of December 31, 2002, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Computer Task Group, Incorporated and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill to conform to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.


Deloitte & Touche LLP
Buffalo, New York
February 5, 2003

CONSOLIDATED STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31,                                          2003           2002           2001
(amounts in thousands, except per-share data)
Revenue                                                     $ 252,341      $ 263,276      $ 320,213
Direct costs                                                  184,880        190,736        228,461
Selling, general, and administrative expenses                  64,199         68,518         91,338
                                                            ---------      ---------      ---------
Operating income                                                3,262          4,022            414
Interest and other income                                         661            242            638
Interest and other expense                                     (1,061)        (2,012)        (4,335)
                                                            ---------      ---------      ---------
Income (loss) before income taxes and
    cumulative effect of change in accounting principle         2,862          2,252         (3,283)
Provision (benefit) for income taxes                              118            890         (1,081)
                                                            ---------      ---------      ---------
Net income (loss) before cumulative effect
    of change in accounting principle                           2,744          1,362         (2,202)
Cumulative effect of change in accounting principle                --        (37,038)            --
                                                            =========      =========      =========
Net income (loss)                                           $   2,744      $ (35,676)     $  (2,202)
                                                            =========      =========      =========

Basic net income (loss) per share:
Net income (loss) before cumulative effect
    of change in accounting principle                       $    0.16      $    0.08      $   (0.13)
Cumulative effect of change in accounting principle                --          (2.23)            --
                                                            =========      =========      =========
Basic net income (loss) per share                           $    0.16      $   (2.15)     $   (0.13)
                                                            =========      =========      =========

Diluted net income (loss) per share:
Net income (loss) before cumulative effect
    of change in accounting principle                       $    0.16      $    0.08      $   (0.13)
Cumulative effect of change in accounting principle                --          (2.19)            --
                                                            =========      =========      =========
Diluted net income (loss) per share                         $    0.16      $   (2.11)     $   (0.13)
                                                            =========      =========      =========

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31,                                                       2003           2002
(amounts in thousands, except share balances)
ASSETS
Current assets:
    Cash and temporary cash investments                       $   2,534      $      69
    Accounts receivable, net                                     41,554         43,696
    Prepaids and other                                            2,538          2,253
    Income taxes receivable                                       1,239            153
    Deferred income taxes                                           502            623
                                                              ---------      ---------
           Total current assets                                  48,367         46,794
Property and equipment, net of accumulated depreciation           7,187          8,939
Property held for sale                                               --          2,190
Goodwill                                                         35,678         35,678
Deferred income taxes                                             4,511          4,412
Other assets                                                        704          1,171
                                                              ---------      ---------
           Total assets                                       $  96,447      $  99,184
                                                              =========      =========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
    Accounts payable                                          $   6,837      $   6,520
    Accrued compensation                                         19,334         19,139
    Advance billings on contracts                                 1,167            359
    Other current liabilities                                     4,581          4,163
                                                              ---------      ---------
           Total current liabilities                             31,919         30,181
Long-term debt                                                       --          8,497
Deferred compensation benefits                                    8,337          7,786
Other long-term liabilities                                          60            350
                                                              ---------      ---------
           Total liabilities                                     40,316         46,814

Shareholders' equity:
    Common stock, par value $.01 per share, 150,000,000
        shares authorized; 27,017,824 shares issued                 270            270
    Capital in excess of par value                              111,333        111,465
    Retained earnings                                            40,441         37,697
    Less:  Treasury stock of 6,148,990 shares at cost           (31,416)       (31,416)
           Stock Trusts of 4,152,119
           and 4,246,337 shares at cost, respectively           (58,446)       (58,848)
    Accumulated other comprehensive loss:
        Foreign currency adjustment                              (4,840)        (6,116)
        Minimum pension liability adjustment                     (1,211)          (682)
                                                              ---------      ---------
               Accumulated other comprehensive loss              (6,051)        (6,798)
                                                              ---------      ---------
           Total shareholders' equity                            56,131         52,370
                                                              ---------      ---------

               Total liabilities and shareholders' equity     $  96,447      $  99,184
                                                              =========      =========

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31,                                             2003          2002          2001
(amounts in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                                 $  2,744      $(35,676)     $ (2,202)
Adjustments:
    Depreciation expense                                             3,392         3,903         4,638
    Amortization expense                                                --            --         3,975
    Change in accounting principle                                      --        37,038            --
    Deferred income taxes                                              (75)          216         2,145
    Tax benefit on stock option exercises                                4            --            27
    Loss on sales of property and equipment and
        property held for sale                                         220           142            80
    Deferred compensation                                               22          (499)         (589)
    Changes in assets and liabilities:
        Decrease in accounts receivable                              3,670         8,347         5,531
        (Increase) decrease in prepaids and other                     (122)          736          (104)
        (Increase) decrease in income taxes receivable                (983)          102        (3,769)
        (Increase) decrease in other assets                            467          (489)          (30)
        Decrease in accounts payable                                  (200)       (2,100)       (4,147)
        Decrease in accrued compensation                              (357)       (5,387)       (1,778)
        Increase (decrease) in advance billings on contracts           808          (112)         (171)
        Increase (decrease) in other current liabilities               191        (1,480)       (4,442)
        Decrease in other long-term liabilities                       (290)         (187)         (174)
                                                                  --------      --------      --------

Net cash provided by (used in) operating activities                  9,491         4,554        (1,010)
                                                                  --------      --------      --------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Additions to property and equipment                             (1,689)       (1,849)       (4,204)
    Proceeds from sales of fixed assets                              2,283            22            88
                                                                  --------      --------      --------

Net cash provided by (used in) investing activities                    594        (1,827)       (4,116)
                                                                  --------      --------      --------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from (payments on) long-term revolving debt, net       (8,497)       (7,015)        5,812
    Proceeds from Employee Stock Purchase Plan                         215           331           510
    Purchase of stock for treasury                                      --            (6)           (6)
    Proceeds from other stock plans                                     51            24           124
                                                                  --------      --------      --------

Net cash provided by (used in) financing activities                 (8,231)       (6,666)        6,440
                                                                  --------      --------      --------

Effect of exchange rate changes on cash
    and temporary cash investments                                     611           646          (514)
                                                                  --------      --------      --------
Net increase (decrease) in cash and temporary
    cash investments                                                 2,465        (3,293)          800
                                                                  --------      --------      --------
Cash and temporary cash investments at beginning of year                69         3,362         2,562

Cash and temporary cash investments at end of year                $  2,534      $     69      $  3,362
                                                                  ========      ========      ========

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY


                                                                     CAPITAL IN
                                                    COMMON STOCK     EXCESS OF      RETAINED      TREASURY STOCK
(amounts in thousands, except share data)         SHARES     AMOUNT  PAR VALUE      EARNINGS     SHARES     AMOUNT
BALANCE AS OF DECEMBER 31, 2000                    27,018   $   270   $ 111,564    $ 75,575       6,147    $(31,404)
Employee Stock Purchase Plan share issuance            --        --         (96)         --          --          --
Stock Option Plan share issuance                       --        --          32          --           1          (6)
Comprehensive income (loss):
     Net loss                                          --        --          --      (2,202)         --          --
     Foreign currency adjustment                       --        --          --          --          --          --
     Minimum pension liability adjustment              --        --          --          --          --          --
                                                   ------   -------   ---------    --------       -----    --------
         Total comprehensive income (loss)             --        --          --      (2,202)         --          --
                                                   ------   -------   ---------    --------       -----    --------

BALANCE AS OF DECEMBER 31, 2001                    27,018       270     111,500      73,373       6,148     (31,410)
Employee Stock Purchase Plan share issuance            --        --         (27)         --          --          --
Stock Option Plan share issuance                       --        --          (8)         --           1          (6)
Comprehensive income (loss):
     Net loss                                          --        --          --     (35,676)         --          --
     Foreign currency adjustment                       --        --          --          --          --          --
     Minimum pension liability adjustment              --        --          --          --          --          --
                                                   ------   -------   ---------    --------       -----    --------
         Total comprehensive income (loss)             --        --          --     (35,676)         --          --
                                                   ------   -------   ---------    --------       -----    --------

BALANCE AS OF DECEMBER 31, 2002                    27,018       270     111,465      37,697       6,149     (31,416)

Employee Stock Purchase Plan share issuance            --        --         (99)         --          --          --
Stock Option Plan share issuance                       --        --         (33)         --          --          --
Comprehensive income (loss):
     Net income                                        --        --          --       2,744          --          --
     Foreign currency adjustment                       --        --          --          --          --          --
     Minimum pension liability adjustment              --        --          --          --          --          --
                                                   ------   -------   ---------    --------       -----    --------
         Total comprehensive income (loss)             --        --          --       2,744          --          --
                                                   ------   -------   ---------    --------       -----    --------

BALANCE AS OF DECEMBER 31, 2003                    27,018   $   270   $ 111,333    $ 40,441       6,149    $(31,416)

                                                                                                 MINIMUM
                                                                                  FOREIGN        PENSION          TOTAL
                                                           STOCK TRUSTS           CURRENCY      LIABILITY     SHAREHOLDERS'
(amounts in thousands, except share data)              SHARES       AMOUNT       ADJUSTMENT     ADJUSTMENT       EQUITY
BALANCE AS OF DECEMBER 31, 2000                        4,508      $ (59,964)     $  (6,406)     $    (842)     $  88,793
Employee Stock Purchase Plan share issuance             (142)           606             --             --            510
Stock Option Plan share issuance                         (28)           119             --             --            145
Comprehensive income (loss):
     Net loss                                             --             --             --             --         (2,202)
     Foreign currency adjustment                          --             --           (878)            --           (878)
     Minimum pension liability adjustment                 --             --             --            259            259
                                                       -----      ---------      ---------      ---------      ---------
         Total comprehensive income (loss)                --             --           (878)           259         (2,821)
                                                       -----      ---------      ---------      ---------      ---------

BALANCE AS OF DECEMBER 31, 2001                        4,338        (59,239)        (7,284)          (583)        86,627
Employee Stock Purchase Plan share issuance              (84)           358             --             --            331
Stock Option Plan share issuance                          (8)            33             --             --             19
Comprehensive income (loss):
     Net loss                                             --             --             --             --        (35,676)
     Foreign currency adjustment                          --             --          1,168             --          1,168
     Minimum pension liability adjustment                 --             --             --            (99)           (99)
                                                       -----      ---------      ---------      ---------      ---------
         Total comprehensive income (loss)                --             --          1,168            (99)       (34,607)
                                                       -----      ---------      ---------      ---------      ---------

BALANCE AS OF DECEMBER 31, 2002                        4,246        (58,848)        (6,116)          (682)        52,370

Employee Stock Purchase Plan share issuance              (73)           314             --             --            215
Stock Option Plan share issuance                         (21)            88             --             --             55
Comprehensive income (loss):
     Net income                                           --             --             --             --          2,744
     Foreign currency adjustment                          --             --          1,276             --          1,276
     Minimum pension liability adjustment                 --             --             --           (529)          (529)
                                                       -----      ---------      ---------      ---------      ---------
         Total comprehensive income (loss)                --             --          1,276           (529)         3,491
                                                       -----      ---------      ---------      ---------      ---------

BALANCE AS OF DECEMBER 31, 2003                        4,152      $ (58,446)     $  (4,840)     $  (1,211)     $  56,131

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements include the accounts of Computer Task Group, Incorporated, and its subsidiaries (the Company or CTG), located primarily in North America and Europe. All intercompany accounts and transactions have been eliminated. Certain amounts in the prior years' consolidated financial statements and notes have been reclassified to conform to the current year presentation. Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Such estimates primarily relate to the valuation of goodwill, allowances for doubtful accounts receivable and deferred tax assets, investment valuation, legal matters, and estimates of progress toward completion and direct profit or loss on fixed-price contracts. Actual results could differ from those estimates.

CTG operates in one industry segment, providing information technology (IT) professional services to its clients. The services provided include flexible and strategic staffing and the planning, design, implementation, and maintenance of comprehensive IT solutions.

REVENUE AND COST RECOGNITION

The Company primarily recognizes revenue on time-and-materials and monthly fee contracts as hours are expended and costs are incurred. Fixed-price contracts accounted for under the percentage-of-completion method represented approximately 3 percent of 2003, 2 percent of 2002, and 1 percent of 2001 revenue, respectively. The amount of revenue recorded is a factor of the percentage of labor and overhead costs incurred to date to total estimated labor and overhead costs for each contract. Fixed-price contract costs include all direct labor and material costs and those indirect costs related to contract performance. Selling, general, and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. As required, the Company includes billable expenses in its accounts as both revenue and direct costs. These billable expenses totaled $ 6.7 million, $6.8 million, and $8.1 million in 2003, 2002 and 2001, respectively.

In 2003, the Emerging Issues Task Force (EITF) issued Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. The provisions of this Issue were effective for interim periods beginning after June 15, 2003. The Company has reviewed the provisions of this Issue and determined that those provisions are consistent with the Company's existing policies, and therefore the implementation of this Issue did not have a significant effect on the Company's financial position or results of operations for the period ended December 31, 2003.

Accounts receivable is reconciled to the consolidated balance sheet at December 31, 2003 and 2002 as follows:

December 31                                                 2003                2002
(amounts in thousands)                                    --------          --------
Accounts receivable, gross                                $ 42,866          $ 45,266
Allowance for doubtful accounts                             (1,225)           (1,170)
Projects reserve                                               (87)             (400)
                                                          --------          --------

Accounts receivable, net                                  $ 41,554          $ 43,696
                                                          ========          ========

Bad debt expense (benefit) in 2003, 2002 and 2001 was $0.4 million, $(0.6) million, and $(0.3) million, respectively. The benefit balances in 2002 and 2001 reflect the favorable resolution of several significant accounts during those years that had been expensed in prior years.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties. At December 31, 2003 and 2002, the carrying amounts of the Company's financial instruments, which include cash and temporary cash investments ($2.5 million and $0.1 million, respectively), accounts receivable, net ($41.6 million and $43.7 million, respectively), prepaid and other assets ($2.5 million and $2.3 million, respectively), accounts payable ($6.8 million and $6.5 million, respectively), and long-term debt ($0 and $8.5 million, respectively), approximate fair value.

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

GOODWILL

In July 2001, the Financial Accounting Standards Board (FASB) issued Financial Accounting Standard (FAS) No. 141, "Business Combinations," and FAS No. 142, "Goodwill and Other Intangible Assets." The Company adopted these standards as of January 1, 2002.

In conjunction with the adoption of FAS No. 142, the initial valuation of the business unit for which the Company's goodwill relates was completed in 2002 by management with the assistance of an independent appraisal company. Such valuation indicated that the carrying value of the business unit was greater than the determined fair value. The goodwill on the Company's balance sheet primarily related to the acquisition in February 1999 of the healthcare information technology services provider Elumen Solutions, Inc. Although the revenues and profits for this unit decreased in 2000 and 2001, in 2002 the revenues and profits for that unit were similar to when the acquisition was completed in 1999. However, the valuation of technology companies in 1999 was relatively high as compared to the valuations at the beginning of 2002. Accordingly, as a result of the valuation which considered the fair market values of similar companies, the Company recorded a $37.0 million non-cash charge for impairment of goodwill in that business unit in the Company's 2002 year-to-date financial results, as a cumulative effect of a change in accounting principle. There was no tax associated with this impairment as the amortization of this goodwill was not deductible for tax purposes.

As of both January 1, 2003 and 2004, the Company completed its annual valuation of the business unit to which the Company's goodwill relates. These valuations indicated that the estimated fair value of the business unit exceeded the carrying value of this unit in both 2003 and 2004. Accordingly, the Company believes no additional impairment is required to be recorded in its consolidated financial results.

FAS No. 142 also discontinued the practice of amortizing goodwill and indefinite-lived intangible assets. The effect of the amortization of the Company's existing goodwill on net income (loss), and basic and diluted net income (loss) per share for the years ended December 31, 2003, 2002, and 2001 is as follows:

FOR THE YEAR ENDED DECEMBER 31,                            2003           2002            2001
(amounts in thousands, except per-share data)
NET INCOME (LOSS):
Net income (loss) before cumulative
    effect of change in accounting principle         $    2,744     $    1,362      $   (2,202)
Cumulative effect of change
    in accounting principle                                  --        (37,038)             --
                                                     ----------     ----------      ----------
Net income (loss)                                         2,744        (35,676)         (2,202)
Goodwill amortization                                        --             --           3,975
                                                     ----------     ----------      ----------
    Adjusted net income (loss)                       $    2,744     $  (35,676)     $    1,773
                                                     ==========     ==========      ==========

BASIC NET INCOME (LOSS) PER SHARE:
Income (loss) before cumulative effect
    of change in accounting principle                $     0.16     $     0.08      $    (0.13)
Cumulative effect of change
    in accounting principle                                  --          (2.23)             --
                                                     ----------     ----------      ----------
Reported basic net income (loss) per share                 0.16          (2.15)          (0.13)
Goodwill amortization                                        --             --            0.24
                                                     ----------     ----------      ----------
    Adjusted basic net income (loss) per share       $     0.16     $    (2.15)     $     0.11
                                                     ==========     ==========      ==========

DILUTED NET INCOME (LOSS) PER SHARE:
Income (loss) before cumulative effect
    of change in accounting principle                $     0.16     $     0.08      $    (0.13)
Cumulative effect of change
    in accounting principle                                  --          (2.19)             --
                                                     ----------     ----------      ----------
Reported diluted net income (loss) per share               0.16          (2.11)          (0.13)
Goodwill amortization                                        --             --            0.24
                                                     ----------     ----------      ----------
    Adjusted diluted net income (loss) per share     $     0.16     $    (2.11)     $     0.11
                                                     ==========     ==========      ==========

The change in the goodwill balance on the consolidated balance sheets for 2003 and 2002 is as follows:

                                                            2003         2002
Goodwill, beginning of year                             $ 35,678     $ 73,121
Cumulative effect of change in accounting principle           --      (37,038)
Other                                                         --         (405)
                                                        --------     --------
Goodwill, end of year                                   $ 35,678     $ 35,678
                                                        ========     ========

The remaining goodwill balance at December 31, 2003 of $35.7 million is included in the Company's North American segment.

IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of by sale are reported at the lower of the carrying amount or fair value less costs to sell.

During 2002, the Company began to actively market one of its owned properties for sale, and classified this property as held for sale on the consolidated balance sheet as of December 31, 2002. During the 2002 third quarter, the Company made an adjustment of approximately $0.1 million to the carrying value of this asset in order to write down the property's value to the anticipated net fair value. The property was subsequently sold during the second quarter of 2003 for approximately $2.2 million. The Company recorded an additional loss of approximately $(0.2) million at the time of the sale.

INCOME TAXES

The Company provides deferred income taxes for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. Deferred income taxes relate principally to deferred compensation, loss carryforwards, non-deductible accrued expenses, goodwill, and accelerated depreciation. In assessing the realizability of deferred tax assets, management considers, within each taxing jurisdiction, whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the levels of historical taxable income or loss, and projections for future taxable income or loss over the years in which the deferred tax assets are deductible, management believes at December 31, 2003 that it is more likely than not that the Company will not realize a portion of the benefits of these deductible differences in the future. Accordingly, a valuation allowance has been established for certain of the Company's deferred tax assets representing net operating losses in several of its foreign units. See Note 4. Income Taxes.

Tax credits, if any, are accounted for as a reduction of the income tax provision in the year in which they are realized (flow-through method).

For the years ended December 31, 2003, 2002, and 2001, the tax expense (benefit) associated with the minimum pension liability adjustment was $0.4 million, $0.1 million, and $(0.2), respectively.

STOCK-BASED EMPLOYEE COMPENSATION

The Company accounts for its stock-based employee compensation plans in accordance with the provisions of FAS No. 123, "Accounting for Stock-Based Compensation," and FAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," which allows entities to continue to apply the recognition and measurement provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, no stock-based employee compensation cost is reflected in the net income (loss) of the Company for the periods presented in these consolidated financial statements, as all options granted by the Company had an exercise price that was equal to or greater than the underlying common stock at the date of grant. See Note 9, "Stock Option Plans."

The following table details the effect on net income (loss) and basic and diluted net income (loss) per share as if the Company had adopted the fair value recognition provisions of FAS No. 123 as they apply to stock-based employee compensation:

                                                        2003           2002            2001
(amounts in thousands, except per-share data)
Net income (loss), as reported                    $    2,744     $  (35,676)     $   (2,202)
Stock-based employee compensation expense as
     calculated under the fair value
     method for all awards, net of tax                (1,148)        (1,380)         (2,204)
                                                  ==========     ==========      ==========
Pro forma net income (loss)                       $    1,596     $  (37,056)     $   (4,406)
                                                  ==========     ==========      ==========
Basic net income (loss) per share:
     As reported                                  $     0.16     $    (2.15)     $    (0.13)
                                                  ==========     ==========      ==========
     Pro forma                                    $     0.10     $    (2.24)     $    (0.27)
                                                  ==========     ==========      ==========
Diluted net income (loss) per share:
     As reported                                  $     0.16     $    (2.11)     $    (0.13)
                                                  ==========     ==========      ==========
     Pro forma                                    $     0.09     $    (2.19)     $    (0.27)
                                                  ==========     ==========      ==========

Pro forma amounts for compensation cost may not be indicative of the effects on earnings for future years.

DERIVATIVES

On January 1, 2001, the Company adopted the provisions of FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and those of FAS No. 137 and FAS No. 138, which deferred the effective date and amended FAS No. 133, respectively. These standards provide accounting and reporting guidelines for derivative investments, including those embedded in other contracts, and for hedging activities. The Company evaluated each of these standards and compared the guidance provided to its current accounting practices, and determined that, as the Company does not partake in derivative or hedging activities, the adoption of the standards had no effect on the consolidated financial statements, and required minimal disclosure by the Company.

NET INCOME (LOSS) PER SHARE

Basic and diluted earnings (loss) per share (EPS) for the years ended December 31, 2003, 2002, and 2001 are as follows:

                                                           NET            WEIGHTED-        EARNINGS
FOR THE YEAR ENDED                                        INCOME           AVERAGE          (LOSS)
(amounts in thousands, except per-share data)             (LOSS)            SHARES        PER SHARE
DECEMBER 31, 2003
Basic EPS                                                $  2,744            16,663        $ 0.16
Dilutive effect of outstanding stock options                   --               183            --
                                                         --------            ------        ------
Diluted EPS                                              $  2,744            16,846        $ 0.16
                                                         ========            ======        ======

DECEMBER 31, 2002
Basic EPS
Net income before cumulative effect
     of change in accounting principle                   $  1,362            16,567        $ 0.08
Cumulative effect of change in
     accounting principle                                 (37,038)           16,567         (2.23)
                                                         --------                          ------
Net loss                                                 $(35,676)           16,567        $(2.15)
                                                         ========                          ======

Diluted EPS
Net income before cumulative effect
     of change in accounting principle                   $  1,362            16,895        $ 0.08
Cumulative effect of change in
     accounting principle                                 (37,038)           16,895         (2.19)
                                                         --------                          ------
Net loss                                                 $(35,676)           16,895        $(2.11)
                                                         ========                          ======

DECEMBER 31, 2001
Basic EPS                                                $ (2,202)           16,435        $(0.13)
Dilutive effect of outstanding stock options                   --                --            --
                                                         --------            ------        ------
Diluted EPS                                              $ (2,202)           16,435        $(0.13)
                                                         ========            ======        ======

Weighted-average shares represent the average of issued shares less treasury shares and less the shares held in the Stock Trusts. In 2003 and 2002, the dilutive effect of outstanding stock options was 183,000 and 328,000 weighted-average shares, respectively. As the Company had a net loss in 2001, the dilutive effect of outstanding stock options totaling 125,000 weighted-average shares at December 31, 2001 was not included in the diluted EPS calculation.

Options to purchase 1.6 million, 1.8 million, and 2.5 million shares of common stock were outstanding at December 31, 2003, 2002, and 2001, respectively, but were not included in the computation of diluted earnings per share, as the options' exercise price was greater than the average market price of the common shares.

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

Interest paid during 2003, 2002, and 2001 amounted to $0.5 million, $1.6 million, and $3.9 million, respectively, while net income tax payments totaled $1.1 million, $1.9 million, and $0.7 million for the respective years.

ACCOUNTING STANDARDS PRONOUNCEMENTS

In June 2002, the FASB issued FAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses the accounting and reporting for costs associated with the exit from or disposal of a portion of a company's operations. The provisions of this standard are effective for any exit or disposal activities initiated after December 31, 2002. The Company has reviewed the provisions of this standard and determined that its adoption did not have a significant effect on its financial position or results of operations for the year ended December 31, 2003.

In April 2003, the FASB issued FAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies the financial accounting and reporting for derivative instruments, including those embedded in other contracts, and for hedging activities under FAS No. 133. The provisions of the statement, for the most part, were effective for contracts entered into and hedging activities designated after June 30, 2003. The Company has reviewed the provisions of this statement and determined that it did not have any effect on its financial position or results of operations for the year ended December 31, 2003.

In May 2003, the FASB issued FAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement establishes standards for how entities should measure and classify financial instruments with characteristics of both liabilities and equity. The provisions of this statement were effective for interim periods beginning after June 15, 2003. The Company has reviewed the provisions of this statement and determined that it did not have any effect on its financial position or results of operations for the year ended December 31, 2003.

During 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities," and a revision of this Interpretation in December 2003. These Interpretations of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," address the consolidation by business enterprises of certain variable interest entities. If applicable, the provisions of these Interpretations were effective for interim periods beginning after June 15, 2003. The Company has reviewed the provisions of these Interpretations and determined that they did not have any effect on its financial position or results of operations for the year ended December 31, 2003.

During 2003, the Emerging Issues Task Force (EITF) issued Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables." This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. The provisions of this Issue were effective for interim periods beginning after June 15, 2003. The Company has reviewed the provisions of this Issue and determined that those provisions are consistent with the Company's existing policies, and therefore the implementation of this Issue did not have a significant effect on the Company's financial position or results of operations for the year ended December 31, 2003.

In December 2003, the FASB issued FAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Post Retirement Benefits." This revision of FAS No. 132 requires additional disclosures about the assets, obligations, the cash flows, and the net periodic benefit costs of defined benefit plans and other defined benefit postretirement plans. The provisions of the statement, for the most part, were effective for periods ending after December 15, 2003. The Company has included theses additional required disclosures, as applicable, in the notes to its consolidated financial statements, including note 6, "Deferred Compensation Benefits," and note 7, "Employee Benefits."

2. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2003 and 2002 are summarized as follows:

DECEMBER 31,                    USEFUL LIFE       2003              2002
                                  (years)         (amounts in thousands)
Land                                --          $    378          $    886
Buildings                           30             4,456             7,065
Equipment                           2-5           15,047            17,668
Furniture                          5-10            5,204             5,160
Software                            2-5            8,615             7,965
Leasehold improvements              10             2,788             2,511
                                                --------          --------
                                                  36,488            41,255
Less accumulated depreciation                    (29,301)          (30,126)
                                                --------          --------
                                                $  7,187          $ 11,129
                                                ========          ========

At December 31, 2002, property and equipment of $11,129 is included in the consolidated balance sheet as property and equipment of $8,939 and property held for sale of $2,190.

At December 31, 2002, the Company owned three buildings, two of which were in use by the Company as Corporate offices. During 2002, the third building, with a net fair value of $2.2 million, was leased to a third party for approximately eight months, which ended in August 2002. Receipts under this lease were approximately $0.2 million in 2002.

During 2002, the Company began to actively market for sale the third building it owned, and had classified this property as held for sale on the consolidated balance sheet at December 31, 2002. During the third quarter of 2002, the Company made an adjustment of approximately $0.1 million to the carrying value of this building in order to adjust the property's value to the anticipated net fair value. The property was subsequently sold during the second quarter of 2003 for approximately $2.2 million. The Company recorded an additional loss of approximately $(0.2) million at the time of the sale.

3. DEBT

During 2002, the Company amended and restated its existing revolving line of credit agreement (Agreement). At that time, the new Agreement had a borrowing limit of $50 million. During December 2003, the Company paid off a $5 million term loan, which reduced the overall borrowing limit of the Agreement to $45 million. The Agreement is due in May 2005. The Agreement has interest rates ranging from 25 to 200 basis points over the prime rate and 125 to 300 basis points over Libor, and provides certain of the Company's assets as security for outstanding borrowings. The Company is required to meet certain financial covenants in order to maintain borrowings under the Agreement, pay dividends, and make acquisitions. At December 31, 2003 and during 2003 and 2002, the Company was in compliance with these covenants. At December 31, 2003 and 2002, there were $0 and $8.4 million outstanding, respectively, under the Company's revolving credit agreement. Additionally, at both December 31, 2003 and 2002, there was $0.1 million outstanding under one letter of credit under this agreement.

The maximum amounts outstanding under the revolving credit agreements during 2003, 2002, and 2001 were $20.7 million, $29.7 million, and $40.0 million, respectively. Average bank borrowings outstanding for the years 2003, 2002, and 2001 were $12.4 million, $20.5 million, and $29.7 million, respectively, and carried weighted-average interest rates of 3.4 percent, 4.1 percent, and 7.5 percent, respectively.

The Company owed $0 and $0.1 million at December 31, 2003 and 2002, respectively, under capital lease agreements. The 2002 amount was included in the Company's long-term debt balance at December 31, 2002.

4. INCOME TAXES

The provision (benefit) for income taxes for 2003, 2002, and 2001 consists of the following:

(amounts in thousands)                                          2003          2002          2001
DOMESTIC AND FOREIGN COMPONENTS OF INCOME
(LOSS) BEFORE INCOME TAXES ARE AS FOLLOWS:
Domestic                                                     $ 6,048       $ 6,126       $   162
Foreign                                                       (3,186)       (3,874)       (3,445)
                                                             -------       -------       -------
                                                             $ 2,862       $ 2,252       $(3,283)
                                                             =======       =======       =======
THE PROVISION (BENEFIT)
FOR INCOME TAXES
CONSISTS OF:
Current tax:
    U.S. federal                                             $   908       $   494       $(1,388)
    Foreign                                                   (1,084)         (524)       (2,657)
    U.S. state and local                                         545           592           819
                                                             -------       -------       -------
                                                                 369           562        (3,226)
Deferred tax:
    U.S. federal                                                (204)          197         1,837
    U.S. state and local                                         (47)          131           308
                                                             -------       -------       -------
                                                                (251)          328         2,145
                                                             -------       -------       -------
                                                             $   118       $   890       $(1,081)
                                                             =======       =======       =======
THE EFFECTIVE AND STATUTORY INCOME
TAX RATE CAN BE RECONCILED AS FOLLOWS:
Tax at statutory rate of 34 percent                          $   973       $   765       $(1,116)
Rate differential                                                 --            --            --
State tax, net of federal benefits                               360           415           541
Expenses for which no tax benefit (expense) is available          21           (70)        1,097
Change in estimate of non-deductible expenses                   (500)         (215)       (1,642)
Non taxable income                                              (413)           --            --
Foreign tax ruling                                            (3,270)           --            --
Valuation allowance                                            4,043            --            --
Tax refund related to tax settlement                          (1,084)           --            --
Other, net                                                       (12)           (5)           39
                                                             -------       -------       -------
                                                             $   118       $   890       $(1,081)
                                                             =======       =======       =======
Effective income tax rate                                        4.1%         39.5%        (32.9)%

The change in estimate of non-deductible expenses includes adjustments to the Company's tax accruals due to the favorable resolution or expected resolution of both domestic and foreign tax matters that had previously been in process.

During 2003, a court case was resolved in the plaintiff's favor in the Netherlands, which created, for tax purposes, a significant net operating loss for the Company's Dutch subsidiaries. A portion of that net operating loss was carried back to years when the subsidiaries had taxable income, which resulted in a tax refund of approximately $1.1 million, and interest of $0.6 million on that refund, due to the Company. The Company has recorded this refund and interest in its operations in 2003, and expects to receive the amount due in the first quarter of 2004.

The Company's deferred tax assets and liabilities at December 31, 2003 and 2002 consist of the following:

DECEMBER 31,                                                    2003        2002
(amounts in thousands)
Assets
Deferred compensation                                        $ 3,260     $ 3,015
Loss carryforwards                                             5,225       1,048
Accruals deductible for tax
    purposes when paid                                           100         319
Allowance for doubtful accounts                                  402         290
Amortization                                                   1,037       1,156
                                                             -------     -------
    Gross deferred tax assets                                 10,024       5,828

Liabilities
Depreciation                                                     724         550
Amortization                                                      30          81
Other, net                                                       214         162
                                                             -------     -------
    Gross deferred tax liabilities                               968         793
    Deferred tax assets valuation allowance                    4,043          --
                                                             -------     -------
Net deferred tax assets                                      $ 5,013     $ 5,035
                                                             =======     =======

Net deferred assets and liabilities are
recorded at December 31, 2003
     and 2002 as follows:
Net current assets                                           $   502     $   623
Net non-current assets                                         4,511       4,412
                                                             -------     -------
Net deferred tax assets                                      $ 5,013     $ 5,035
                                                             =======     =======

In assessing the realizability of deferred tax assets, management considers, within each taxing jurisdiction, whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the levels of historical taxable income or loss, and projections for future taxable income or loss over the years in which the deferred tax assets are deductible, at December 31, 2003 management believes that it is more likely than not that the Company will not realize a portion of the benefits of these deductible differences in the future.

The Company has a remaining deferred tax asset resulting from the net operating loss in the Netherlands of approximately $3.8 million. The Company also has net operating loss benefits of approximately $1.4 million in various other countries where it does business. Management of the Company has analyzed each country's tax position and determined that it is unclear whether approximately $4.0 million of this total potential asset of $5.2 million will be realized at any point in the future. Accordingly, at December 31, 2003, the Company has offset the asset with a valuation allowance totaling $4.0 million. In the future, the asset, and its potential realizability, will be evaluated each quarter to determine if a portion of the valuation allowance should be reversed.

Undistributed earnings of the Company's foreign subsidiaries were minimal at December 31, 2003, and are considered to be indefinitely reinvested. Accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon distribution of these earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. In the event that the other foreign entities' earnings were distributed, it is estimated that U.S. federal and state income taxes, net of foreign credits, would be immaterial.

In 2003, 2002, and 2001, 13,000, 3,000, and 26,000 shares of common stock, respectively, were issued through the exercise of non-qualified stock options or through the disqualifying disposition of incentive stock options. The total tax benefit to the Company from these transactions, which is credited to capital in excess of par value rather than recognized as a reduction of income tax expense, was $4,000, $2,000, and $27,000 in 2003, 2002, and 2001, respectively. These tax benefits have also been recognized in the consolidated balance sheets as a reduction of current taxes payable.

5. LEASE COMMITMENTS

At December 31, 2003, the Company was obligated under a number of long-term operating leases. Minimum future obligations under such leases are summarized as follows:

YEAR ENDING DECEMBER 31,
(amounts in thousands)
2004                                $  6,124
2005                                   3,843
2006                                   2,507
2007                                   1,288
2008                                     313
Later years                              156
                                    --------
Minimum future obligations          $ 14,231
                                    ========

The operating lease obligations relate to the rental of office space, office equipment, and automobiles leased in Europe. Total rental expense under such operating leases for 2003, 2002, and 2001 was approximately $ 8.4 million, $8.5 million, and $9.6 million, respectively.

6. DEFERRED COMPENSATION BENEFITS

The Company maintains a non-qualified defined-benefit Executive Supplemental Benefit Plan (ESBP) that provides a current and certain former key executives with deferred compensation benefits, based on years of service and base compensation, payable during retirement. The plan was amended as of November 30, 1994, to freeze benefits for participants at that time.

Net periodic pension cost for the year ended December 31, 2003, 2002, and 2001 for the ESBP is as follows:

NET PERIODIC PENSION COST - ESBP                 2003         2002         2001
(amounts in thousands)
Interest cost                                   $ 538        $ 586        $ 692
Amortization of unrecognized
   net loss                                        22            7           30
                                                -----        -----        -----
    Net periodic pension cost                   $ 560        $ 593        $ 722
                                                =====        =====        =====

The Company also maintains a contributory defined-benefit plan for its employees located in the Netherlands (NDBP). Benefits paid are a function of a percentage of career average pay. The Plan was curtailed for additional contributions in January 2003.

Net periodic pension cost for the twelve month period ended September 26, 2003, September 27, 2002, and September 28, 2001 for the NDBP is as follows:

NET PERIODIC PENSION COST - NDBP                 2003         2002         2001
(amounts in thousands)
Service cost                                    $ 110        $ 278        $ 228
Interest cost                                     216          237          160
Expected return on plan assets                   (251)        (227)        (189)
Amortization of actuarial loss                     --           14           --
                                                -----        -----        -----
    Net periodic pension cost                      75          302          199
Employee contributions                             60          199          149
                                                -----        -----        -----
    Net retirement cost                         $  15        $ 103        $  50
                                                =====        =====        =====

The change in benefit obligation and reconciliation of fair value of plan assets for the year ended December 31, 2003 and 2002 for the ESBP, and for the twelve month period ended September 26, 2003 and September 27, 2002 for the NDBP are as follows:

                                                            ESBP                       NDBP
CHANGES IN BENEFIT OBLIGATION                         2003          2002          2003          2002
(amounts in thousands)
Benefit obligation at
  beginning of year                                $ 8,272       $ 8,660       $ 3,969       $ 4,505
Service cost, net                                       --            --            50            79
Interest cost                                          538           586           216           237
Amortization of unrecognized net loss                   --             7            --            14
Employee contributions                                  --            --            60           199
Benefits paid                                         (880)       (1,147)          (16)          (14)
Adjustment to minimum liability                        903           166            --            --
Curtailment gain                                        --            --          (579)           --
Actuarial (gain) loss                                   --            --          (142)       (1,285)
Effect of exchange rate changes                         --            --           763           234
                                                   -------       -------       -------       -------
Benefit obligation at end of period                  8,833         8,272         4,321         3,969
                                                   -------       -------       -------       -------

RECONCILIATION OF FAIR
VALUE OF PLAN ASSETS

Fair value of plan assets at beginning of year          --            --         3,590         3,643
Expected return on plan assets                          --            --           251           227
Employer contributions                                  --            --           348           392
Employee contributions                                  --            --            60           199
Benefits paid                                           --            --           (16)          (14)
Unrecognized net loss                                   --            --           (95)       (1,059)
Effect of exchange rate changes                         --            --           689           202
                                                   -------       -------       -------       -------

Fair value of plan assets at end of year                --            --         4,827         3,590
                                                   -------       -------       -------       -------
(Funded) unfunded status                             8,833         8,272          (506)          379
Unrecognized net actuarial gain                     (2,018)       (1,137)           (5)         (348)
                                                   -------       -------       -------       -------
Accrued benefit cost (asset)                       $ 6,815       $ 7,135       $  (511)      $    31
                                                   -------       -------       -------       -------
Weighted-average discount rate                        6.25%         6.75%         5.00%         5.00%
Salary increase rate                                    --            --          4.00%         4.00%
Expected return on plan assets                          --            --          5.50%         5.50%

For the ESBP, the accumulated benefit obligation at December 31, 2003 and 2002 was $8.8 million and $8.3 million, respectively. Benefits paid to participants are funded by the Company as needed. The plan is deemed unfunded as the Company has not specifically identified Company assets to be used to discharge the deferred compensation benefit liabilities. The Company has purchased insurance on the lives of certain plan participants in amounts considered sufficient to reimburse the Company for the costs associated with the plan for those participants. The Company does not anticipate making contributions to the plan in 2004 and future years to fund the plan.

Benefit payments for the ESBP are expected to be paid in future years as follows:

YEAR ENDING DECEMBER 31,
(amounts in thousands)
2004                                $    638
2005                                     665
2006                                     655
2007                                     676
2008                                     664
2009-2013                              3,543
                                    --------
                                    $  6,841
                                    ========

The Company maintains a non-qualified defined-contribution deferred compensation plan for certain key executives. The Company contributions to this plan, if any, are based on annually defined financial performance objectives. There were no contributions to the plan in 2003, 2002, or 2001.

7. EMPLOYEE BENEFITS
401(K) PROFIT-SHARING RETIREMENT PLAN

The Company maintains a contributory 401(k) profit-sharing retirement plan covering substantially all U.S. employees. Company contributions, which are discretionary, consist of cash, and may include the Company's stock, were funded and charged to operations in the amounts of $1.6 million, $1.4 million, and $1.9 million for 2003, 2002, and 2001, respectively.

OTHER RETIREMENT PLANS

The Company maintains various retirement plans other than the NDBP discussed in
Note 6, covering substantially all of the remaining European employees. Company contributions charged to operations were $0.4 million in 2003, $0.4 million in 2002, and $0.2 million in 2001.

OTHER POSTRETIREMENT BENEFITS

The Company provides limited healthcare and life insurance benefits to one current and eight retired employees and their spouses, totaling 14 participants, pursuant to contractual agreements.

Net periodic postretirement benefit cost for 2003, 2002, and 2001 is as follows:

NET PERIODIC POSTRETIREMENT
BENEFIT COST                                              2003              2002             2001
(amounts in thousands)
Interest cost                                        $      35         $      28        $      17
Amortization of transition amount                           29                29               29
Amortization of gain                                        --               (14)             (33)
                                                     ---------         ---------        ---------
                                                     $      64         $      43        $      13
                                                     =========         =========        =========

The change in postretirement benefit obligation at December 31, 2003 and 2002 is as follows:

CHANGE IN POSTRETIREMENT
BENEFIT OBLIGATION                                        2003              2002
(amounts in thousands)
Postretirement benefit obligation
    at beginning of year                             $     560         $     418
Interest cost                                               35                28
Amortization of transition amount                           29                29
Benefits paid                                              (47)              (52)
Amortization of gain                                        --               (14)
Adjustment to unrecognized transition obligation           (30)              (14)
Adjustment to unrecognized gain                             90               165
                                                     ---------         ---------

Postretirement benefit obligation at end of year           637               560
Fair value of plan assets at end of year                    --                --
                                                     ---------         ---------

Funded status                                              637               560
Unrecognized transition obligation                        (263)             (292)
Unrecognized gain                                          (57)               32
                                                     ---------         ---------
Accrued postretirement benefit cost                  $     317         $     300
                                                     ---------         ---------

Weighted-average discount rate                            6.25%             6.75%
Salary increase rate                                        --                --

Benefits paid to participants are funded by the Company as needed.

The rate of increase in healthcare costs is assumed to be 11% percent for medical and 6% percent for dental in 2004, gradually declining to 5 percent by the year 2010 and remaining at that level thereafter. Increasing the assumed healthcare cost trend rate by one percentage point would increase the accumulated postretirement benefit obligation by $43,000 at December 31, 2003, and the net periodic cost by $2,600 for the year. A one-percentage-point decrease in the healthcare cost trend would decrease the accumulated postretirement benefit obligation by $38,000 at December 31, 2003, and the net periodic pension cost by $2,300 for the year.

8. SHAREHOLDERS' EQUITY

EMPLOYEE STOCK PURCHASE PLAN

Under the Company's First Employee Stock Purchase Plan (Plan), employees may apply up to 10 percent of their compensation to purchase the Company's common stock. Shares are purchased at the closing market price on the business day preceding the date of purchase. During 2001, an additional 0.5 million shares were authorized under the Plan. As of December 31, 2003, approximately 265,000 shares remain unissued under the Plan, of the total of 11.5 million shares that had been authorized under the Plan. During 2003, 2002, and 2001, approximately 73,000, 84,000, and 142,000 shares, respectively, were purchased under the plan at an average price of $2.92, $3.93, and $3.59 per share, respectively.

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

STOCK TRUSTS

The Company maintains a Stock Employee Compensation Trust (SECT) to provide funding for existing employee stock plans and benefit programs. Shares are purchased by and released from the SECT by the trustee of the SECT at the request of the compensation committee of the Board of Directors. As of December 31, 2003, all shares remaining in the SECT were unallocated and, therefore, are not considered outstanding for purposes of calculating earnings per share.

SECT activity for 2003, 2002, and 2001 is as follows:

                                                 2003         2002         2001
(amounts in thousands)
Share balance at beginning of year              4,187        4,279        4,449
Shares purchased                                   --           --           --
Shares released:
     Stock option plans                           (21)          (8)         (28)
     Employee Stock Purchase Plan                 (73)         (84)        (142)
                                               ------       ------       ------
Share balance at end of year                    4,093        4,187        4,279
                                               ======       ======       ======

During 1999, the Company created an Omnibus Stock Trust (OST) to provide funding for various employee benefit programs. During 1999, the OST purchased 59,000 shares for $1 million. Shares are released from the OST by the trustee at the request of the compensation committee of the Board of Directors. During 2003, 2002, and 2001, no shares were purchased or released by the trust.

RESTRICTED STOCK PLAN

Under the Company's Restricted Stock Plan, 800,000 shares of restricted stock may be granted to certain key employees. During 2000, all outstanding restricted stock grants were canceled.

9. STOCK OPTION PLANS

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

The per-option weighted-average fair value on the date of grant of stock options granted in 2003, 2002, and 2001, using the Black-Scholes option pricing model, was $1.85, $2.70, and $2.17, respectively. The fair value of the options at the date of grant was estimated with the following weighted-average assumptions:

                                          2003          2002             2001
Expected life (years)                      3.5           3.8              4.0
Dividend yield                             0.0%          0.0%             0.0%
Risk-free interest rate                    2.3%          3.5%             4.4%
Expected volatility                       84.9%         82.6%            70.9%

The Company accounts for its stock-based employee compensation plans in accordance with the provisions of FAS No. 123, "Accounting for Stock-Based Compensation," and FAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," which allows entities to continue to apply the recognition and measurement provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost is reflected in the net income (loss) of the Company for the periods presented in these consolidated financial statements, as all options granted by the Company had an exercise price that was equal to or greater than the underlying common stock at the date of grant.

The following table details the effect on net income (loss) and basic and diluted net income (loss) per share as if the Company had adopted the fair value recognition provisions of FAS No. 123 as they apply to stock-based employee compensation:

(amounts in thousands, except per share data)               2003              2002             2001
Net income (loss), as reported                       $     2,744       $   (35,676)     $    (2,202)
Stock-based employee compensation
     expense as calculated under the fair
     value method for all awards, net of tax              (1,148)           (1,380)          (2,204)
                                                     ------------      ------------     ------------
Pro forma net income (loss)                          $     1,596       $   (37,056)     $    (4,406)
                                                     ===========       ===========      ===========
Basic net loss per share:
     As reported                                     $      0.16       $     (2.15)     $     (0.13)
                                                     ===========       ===========      ===========
     Pro forma                                       $      0.10       $     (2.24)     $     (0.27)
                                                     ===========       ===========      ===========
Diluted net income (loss) per share:
     As reported                                     $      0.16       $     (2.11)     $     (0.13)
                                                     ===========       ===========      ===========
     Pro forma                                       $      0.09       $     (2.19)     $     (0.27)
                                                     ===========       ===========      ===========

Pro forma amounts for compensation cost may not be indicative of the effects on earnings for future years.

A summary of stock option activity under these plans is as follows:

                                         EQUITY PLAN    WEIGHTED-AVERAGE      1991 PLAN     WEIGHTED-AVERAGE
                                           OPTIONS       EXERCISE PRICE        OPTIONS       EXERCISE PRICE
OUTSTANDING AT DECEMBER 31, 2000             265,000          $ 4.10          2,142,125          $13.59
     Granted                               1,298,000          $ 3.53            226,000          $ 5.94
     Exercised                                    --              --            (27,450)         $ 4.43
     Canceled, expired, and forfeited       (266,000)         $ 4.87           (676,250)         $10.09
                                           ---------          ------          ---------          ------
OUTSTANDING AT DECEMBER 31, 2001           1,297,000          $ 3.38          1,664,425          $14.13
     Granted                                 498,000          $ 4.47                 --              --
     Exercised                                    --              --             (7,650)         $ 3.19
     Canceled, expired, and forfeited       (140,250)         $ 5.56           (279,025)         $14.01
                                           ---------          ------          ---------          ------
OUTSTANDING AT DECEMBER 31, 2002           1,654,750          $ 3.52          1,377,750          $14.21
     Granted                                 517,000          $ 3.13                 --              --
     Exercised                               (15,000)         $ 2.35             (5,625)         $ 2.88
     Canceled, expired, and forfeited       (161,500)         $ 3.92           (170,750)         $15.16
                                           ---------          ------          ---------          ------
OUTSTANDING AT DECEMBER 31, 2003           1,995,250          $ 3.40          1,201,375          $14.13

At December 31, 2003 and 2002, the number of options exercisable under the Equity Plan was 615,000 and 362,250, respectively, and the weighted-average exercise price of those options was $3.37 and $3.35, respectively. At December 31, 2003 and 2002, the number of options exercisable under the 1991 Plan was 1,019,875 and 1,012,063, respectively, and the weighted-average exercise price of those options was $15.38 and $16.50, respectively.

A summary of the range of exercise prices and the weighted-average remaining contractual life of outstanding options at December 31, 2003 for the Equity and 1991 Plans is as follows:

                                                  OPTIONS                                   WEIGHTED-AVERAGE
                         RANGE OF              OUTSTANDING AT       WEIGHTED-AVERAGE      REMAINING CONTRACTUAL
                     EXERCISE PRICES         DECEMBER 31, 2003       EXERCISE PRICE            LIFE (YEARS)
EQUITY PLAN       $1.40   to   $1.96               280,000                 $1.60                    7.9
                  $2.24   to   $3.18             1,163,000                 $2.98                    9.4
                  $4.16   to   $7.49               552,250                 $5.18                    9.4

1991 PLAN         $2.88                            166,125                 $2.88                    5.3
                  $5.13   to   $6.13               276,500                 $5.94                    8.7
                  $9.44                             35,200                 $9.44                    0.6
                 $14.88   to  $21.94               626,500                $18.41                    3.7
                 $26.06   to  $37.19                97,050                 30.94                    4.3

At December 31, 2003, there were 989,750 and 0 shares available for grant under the Equity Plan and 1991 Plan, respectively.

In 2003 and 2002, the Company received stock for treasury valued at $ 0 and $6,000 from employees through stock option exercise transactions.

10. SIGNIFICANT CUSTOMER

International Business Machines (IBM) is the Company's largest customer. IBM accounted for $53.9 million or 21.4 percent, $51.9 million or 19.7 percent, and $78.3 million or 24.5 percent of consolidated 2003, 2002, and 2001 revenue, respectively. The Company's accounts receivable from IBM at December 31, 2003 and 2002 amounted to $12.2 million and $11.6 million, respectively. No other customer accounted for more than 10 percent of revenue in 2003, 2002, or 2001.

11. LITIGATION

The Company is involved in litigation arising in the normal course of business. In the opinion of management, an adverse outcome to any of this litigation would not have a material effect on the financial condition of the Company.

12. SEGMENT INFORMATION

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

The accounting policies of the individual geographical areas are the same as those described in Note 1, "Summary of Significant Accounting Policies." CTG evaluates the performance of its geographical areas at the operating income level.

Corporate and other identifiable assets consist principally of cash and temporary cash investments and other assets.

FINANCIAL INFORMATION RELATING TO DOMESTIC AND FOREIGN OPERATIONS

(amounts in thousands)                                2003           2002           2001
REVENUE
     North America                               $ 212,075      $ 226,824      $ 273,724
     Europe                                         40,266         36,452         46,489
                                                 ---------      ---------      ---------
         Total revenue                           $ 252,341      $ 263,276      $ 320,213
                                                 =========      =========      =========

DEPRECIATION AND AMORTIZATION
     North America                               $   1,638      $   1,921      $   6,052
     Europe                                            707            754          1,076
     Corporate and other                             1,047          1,228          1,485
                                                 ---------      ---------      ---------
         Total depreciation and amortization     $   3,392      $   3,903      $   8,613
                                                 =========      =========      =========

OPERATING INCOME (LOSS)
     North America                               $  18,401      $  19,577      $  15,618
     Europe                                         (2,236)        (3,698)        (2,399)
     Corporate and other                           (12,903)       (11,857)       (12,805)
                                                 ---------      ---------      ---------
         Total operating income                  $   3,262      $   4,022      $     414
                                                 =========      =========      =========

IDENTIFIABLE ASSETS
     North America                               $  73,958      $  79,816      $ 127,227
     Europe                                         12,544          9,866         10,958
     Corporate and other                             9,945          9,502         11,303
                                                 ---------      ---------      ---------
         Total identifiable assets               $  96,447      $  99,184      $ 149,488
                                                 =========      =========      =========

CAPITAL EXPENDITURES
     North America                               $     922      $     832      $   2,065
     Europe                                            292            589            710
     Corporate and other                               475            428          1,429
                                                 ---------      ---------      ---------
         Total capital expenditures              $   1,689      $   1,849      $   4,204
                                                 =========      =========      =========

13. QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                                 QUARTERS
(amounts in thousands, except per-share data)        FIRST          SECOND         THIRD         FOURTH          TOTAL
2003
Revenue                                            $  63,862      $  64,057      $  61,141      $  63,281      $ 252,341
Direct costs                                          47,154         46,834         44,757         46,135        184,880
                                                   ---------      ---------      ---------      ---------      ---------
Gross profit                                          16,708         17,223         16,384         17,146         67,461
Selling, general, and administrative expenses         16,286         15,988         15,588         16,337         64,199
                                                   ---------      ---------      ---------      ---------      ---------
Operating income                                         422          1,235            796            809          3,262
Interest and other income (expense), net                (198)          (445)          (210)           453           (400)
                                                   ---------      ---------      ---------      ---------      ---------
Income before income taxes                               224            790            586          1,262          2,862
Provision (benefit) for income taxes                      94            332            246           (554)           118
                                                   ---------      ---------      ---------      ---------      ---------
Net income                                         $     130      $     458      $     340      $   1,816      $   2,744

Basic net income per share                         $    0.01      $    0.03      $    0.02      $    0.11      $    0.16
Diluted net income per share                       $    0.01      $    0.03      $    0.02      $    0.11      $    0.16

2002
Revenue                                            $  69,894      $  67,667      $  62,149      $  63,566      $ 263,276
Direct costs                                          50,149         48,986         45,250         46,351        190,736
                                                   ---------      ---------      ---------      ---------      ---------
Gross profit                                          19,745         18,681         16,899         17,215         72,540
Selling, general, and administrative expenses         17,943         17,374         16,399         16,802         68,518
                                                   ---------      ---------      ---------      ---------      ---------
Operating income                                       1,802          1,307            500            413          4,022
Interest and other expense, net                        1,060            198            267            245          1,770
                                                   ---------      ---------      ---------      ---------      ---------
Income before income taxes and cumulative
     effect of change in accounting principle            742          1,109            233            168          2,252
Provision for income taxes                               293            438             92             67            890
                                                   ---------      ---------      ---------      ---------      ---------
Net income before cumulative effect of
     change in accounting principle                      449            671            141            101          1,362
Cumulative effect of change in
     accounting principle                            (37,038)            --             --             --        (37,038)
                                                   ---------      ---------      ---------      ---------      ---------
Net income (loss)                                  $ (36,589)     $     671      $     141      $     101      $ (35,676)

Basic net income per share before cumulative
     effect of change in accounting principle      $    0.03      $    0.04      $    0.01      $    0.01      $    0.08
Cumulative effect of change in
     accounting principle                              (2.24)            --             --             --          (2.23)
                                                   ---------      ---------      ---------      ---------      ---------
Basic net income (loss) per share                  $   (2.21)     $    0.04      $    0.01      $    0.01      $   (2.15)

Diluted net income per share before cumulative
     effect of change in accounting principle      $    0.03      $    0.04      $    0.01      $    0.01      $    0.08
Cumulative effect of change in
     accounting principle                              (2.19)            --             --             --          (2.19)
                                                   ---------      ---------      ---------      ---------      ---------
Diluted net income (loss) per share                $   (2.16)     $    0.04      $    0.01      $    0.01      $   (2.11)

CORPORATE INFORMATION
STOCK MARKET INFORMATION

STOCK PRICE                               HIGH              LOW
YEAR ENDED DECEMBER 31, 2003
Fourth Quarter                          $  4.41           $  3.30
Third Quarter                           $  3.80           $  2.51
Second Quarter                          $  2.92           $  1.93
First Quarter                           $  4.09           $  2.00

YEAR ENDED DECEMBER 31, 2002
Fourth Quarter                          $  3.85           $  2.50
Third Quarter                           $  5.05           $  2.70
Second Quarter                          $  5.83           $  4.15
First Quarter                           $  6.08           $  3.75

The Company's common shares are traded on the New York Stock Exchange under the symbol CTG, commonly abbreviated Cptr Task.

On February 23, 2004, there were 2,880 record holders of the Company's common shares. The Company did not pay a dividend from 2001 to 2003. The Company paid an annual cash dividend of $.05 per share from 1993 to 2000 and, prior to that, paid $.025 per share annually since 1976 plus a 10 percent share dividend in 1980.

ANNUAL MEETING

The annual meeting of shareholders has been scheduled for May 5, 2004 in Buffalo, New York, for shareholders of record on March 26, 2004.

FORM 10-K AND COMPANY CODE OF ETHICS, COMMITTEE CHARTERS AND GOVERNANCE POLICIES AVAILABLE

Copies of the Company's Form 10-K Annual Report, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports, including the Company's code of ethics, committee charters and governance policies, which are filed with the Securities and Exchange Commission, may be obtained without charge either through its website at www.ctg.com/investors or upon written or verbal request to:

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

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
KPMG LLP
12 Fountain Plaza, Suite 601
Buffalo, NY  14202

Board of Directors

George B. Beitzel
Retired Senior Vice President and Director of IBM

James R. Boldt
Chairman and CEO of CTG

Randall L. Clark
Chairman of Dunn Tire Corporation

R. Keith Elliott
Retired Chairman and CEO of Hercules Incorporated

Randolph A. Marks
Co-Founder of CTG and Retired Chairman of American Brass Company

Dr. John M. Palms
Chairman of the Board of Assurant, Inc.

Daniel J. Sullivan
President and CEO of FedEx Ground

Officers

G. David Baer - Executive Vice President

James R. Boldt - Chairman and Chief Executive Officer

Arthur W. Crumlish - Senior Vice President, Strategic Staffing Services

Stephen D'Anna - Vice President, Operations, North America

Gregory M. Dearlove - Senior Vice President and Chief Financial Officer

N. Clair Detraz - Vice President, Strategic Planning and Marketing,
                  CTG Healthcare Solutions(R)

Paul F. Dimouro - Senior Vice President, Operations

Catherine Gallagher - Vice President, Consulting, CTG Healthcare Solutions(R)

Filip J.L. Gyde - Senior Vice President and General Manager, CTG Europe

Michael E. Lippman - Vice President, Sales, CTG Healthcare Solutions(R)

Michael J. McNees - Vice President, CTG Life Sciences Solutions(R)

Thomas J. Niehaus - Senior Vice President and General Manager, CTG HealthCare
                    Solutions(R)

Peter P. Radetich - Senior Vice President, Secretary, and General Counsel

Rick N. Sullivan - Vice President, Western Region, Strategic Staffing Services

(Inside back cover)
(Photos)

Board of Directors

George B. Beitzel
James R. Boldt
Randall L. Clark
R. Keith Elliott
Randolph A. Marks
Dr. John M. Palms
Daniel J. Sullivan

Officers

From left to right
Stephen D'Anna
Rick N. Sullivan
N. Clair Detraz
Thomas J. Niehaus

From left to right
Paul F. Dimouro
G. David Baer
Gregory M. Dearlove

From left to right
Michael E. Lippman
Peter P. Radetich
Catherine Gallagher

From left to right
Arthur W. Crumlish
Michael J. McNees
Filip J.L. Gyde

(Back Cover)

CTG
800 Delaware Avenue
Buffalo, New York 14209-2094
716.882.8000
800.992.5350
www.ctg.com

0554-AR-04